Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-138749
and 333-140142

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 11, 2007)

2,704,000 Shares

Common Stock

We are offering 2,704,000 shares of our common stock by this prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TWGP.”  On January 22, 2007, the last reported sale price of our common stock on the Nasdaq was $31.76 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement and page 5 of the accompanying prospectus.

	Per Share	Total
Public offering price	$31.25	$84,500,000
Underwriting discounts and commissions(1)	$1.5625	$4,225,000
Proceeds, before expenses, to us	$29.6875	$80,275,000

(1)          See “Underwriting” on page S-121 for a description of the underwriters’ compensation.

To the extent that the underwriters sell more than 2,704,000 shares of common stock, we have granted the underwriters an option for a period of 30 days to purchase up to 405,600 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock on or about January 26, 2007.

FRIEDMAN BILLINGS RAMSEY
COCHRAN CARONIA WALLER
KEEFE, BRUYETTE & WOODS
KEYBANC CAPITAL MARKETS

Prospectus Supplement dated January 22, 2007

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, on November 16, 2006 using a “shelf” registration process (the “Shelf Registration Statement”). In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement and the accompanying prospectus also incorporate by reference important business and financial information about us that is not included in or delivered with these documents. You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information described under the heading “Where You Can Find More Information” below and on page 3 of the accompanying prospectus before investing in our common stock. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make or incorporate by reference in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference herein or therein, the statements made or incorporated by reference in the accompanying prospectus are deemed modified or superseded by the statements made or incorporated by reference in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement relating to the offering, respectively, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Shelf Registration Statement with the SEC with respect to the common stock offered for sale by us pursuant to this prospectus supplement and accompanying prospectus. This prospectus supplement and the accompanying prospectus, filed as part of the Shelf Registration Statement, do not contain all of the information set forth in the Shelf Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the Shelf Registration Statement and to its exhibits and schedules. Statements in this prospectus supplement and the accompanying prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed or incorporated by reference as an exhibit to the Shelf Registration Statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Shelf Registration Statement and its exhibits and schedules without charge at the public reference facilities maintained by the SEC in Washington, D.C. (100 F Street NE, Room 1580, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330 or on the SEC website located at http://www.sec.gov.

Information about us is also available at our website at http://www.twrgrp.com. However, the information on our website is not a part of this prospectus supplement or the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus supplement, and information we file later with the SEC will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) but prior to the termination of any offering of securities made by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•       our annual report on Form 10-K for the year ended December 31, 2005, as amended;

•       our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•       our current reports on Form 8-K filed on February 28, 2006, April 5, 2006, April 6, 2006, April 7, 2006, May 2, 2006, May 19, 2006, June 26, 2006, July 7, 2006, August 3, 2006, November 2, 2006, November 14, 2006, November 16, 2006, November 17, 2006, December 8, 2006, January 12, 2007 and January 22, 2007;

•       our 2006 Proxy Statement filed on Schedule 14A; and

•       the description of our common stock, $0.01 par value per share, contained in the Section entitled “Description of Registrant’s Securities to be Registered” contained in our Amended Registration Statement on Form 8-A/A filed under the Exchange Act with the SEC on October 20, 2004 (File No. 000-50990) and incorporating by reference the information contained in our Registration Statement on Form S-1 (File No. 333-115310), including any amendment or report filed for the purpose of updating such description.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Tower Group, Inc., Attn: Stephen L. Kibblehouse, 120 Broadway, 31st Floor, New York, New York 10271, telephone number 212-655-2000.

CERTAIN IMPORTANT INFORMATION

In this prospectus supplement:

•       References to the “Company,” “Tower,” “we,” “us” or “our” refer to Tower Group, Inc. and its subsidiaries, including Tower Insurance Company of New York (“TICNY”), Tower National Insurance Company (“TNIC”) and Tower Risk Management Corp. (“TRM”) and any other direct or indirect subsidiary, unless the context suggests otherwise. References to “Preserver” refer to Preserver Group, Inc. and its subsidiaries, including Preserver Insurance Company, Mountain Valley Indemnity Company and North East Insurance Company and any other direct or indirect subsidiary, unless the context suggests otherwise; and

•       References to “CastlePoint” refer to CastlePoint Holdings, Ltd. and its subsidiaries, which include CastlePoint Management Corp., CastlePoint Bermuda Holdings, Ltd., CastlePoint Reinsurance Company, Ltd. and CastlePoint Insurance Company, unless the context suggests otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. While we have highlighted what we believe is the most important information about us and this offering in this summary, you should read the entire prospectus supplement and related prospectus carefully, including the “Risk Factors” and “Note on Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements before making an investment decision.

Overview

Through our subsidiaries Tower Insurance Company of New York (“TICNY”), Tower National Insurance Company (“TNIC”), and Tower Risk Management Corp. (“TRM”), we offer a broad range of specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York, New Jersey, Massachusetts and Pennsylvania. By targeting select market segments and expeditiously delivering needed products and services, we position ourselves to obtain favorable policy terms, conditions and pricing, thereby creating opportunities for favorable underwriting results. We provide coverage for many different market segments, including non-standard risks that do not fit the underwriting criteria of standard risk carriers due to factors such as type of business, location and premium per policy. We provide commercial lines products comprised of commercial package, general liability, workers’ compensation and commercial auto policies to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. We also provide personal lines products that insure modestly valued homes and dwellings.

We utilize a hybrid business model under which we generate commission and fee income by transferring significant premiums to quota share reinsurers as well as producing business for other insurance companies (which we refer to as “issuing companies”). This business model has allowed us to create and support a much larger premium base and more highly developed infrastructure than otherwise would have been possible with our capital base.

In October 2004, we completed our initial public offering, raising net cash proceeds of approximately $108 million. We contributed approximately $98 million of the proceeds from the IPO to TICNY to enable TICNY to retain more of the premiums it wrote and thereby reduce the amount of premiums transferred to reinsurers and issuing companies, but we continued to utilize our business model to support our growth. TICNY also received a rating upgrade from A.M. Best Company, Inc. (“A.M. Best”) to “A-” (Excellent) from “B++” (Good). In March 2005, we purchased the outstanding common stock of TNIC, a shell insurance company that now has 25 state licenses, to enable us to expand our writings outside of New York as well as better position our products in various market segments. TNIC is also rated “A-” (Excellent) by A.M. Best.

In April 2006, we sponsored the formation of CastlePoint Holdings, Ltd. (“CastlePoint”), a Bermuda holding company organized to provide property and casualty insurance and reinsurance business solutions, products and services primarily to small insurance companies and program underwriting agents in the United States. We sponsored and entered into a long-term strategic relationship with CastlePoint to secure a stable source of traditional quota share reinsurance and insurance risk-sharing capability to support our anticipated future growth. We believe that the formation of CastlePoint and the agreements between our company and CastlePoint further enhance our hybrid business model by reducing certain risks of relying on other reinsurers and issuing carriers. These risks include cyclicality in underwriting appetite and availability of capacity, restrictions on business and underwriting classes and the high costs of utilizing issuing carriers. Our relationship with CastlePoint also generates commission and fee income which are an important component of our business.

Recent Developments

We have agreed to enter into various pooling arrangements with CastlePoint Insurance Company to be effective January 1, 2007. As a result of these pooling agreements and the reinsurance agreements that we already have in place with CastlePoint Reinsurance Company, Ltd. (“CastlePoint Reinsurance”), we expect to cede and/or pool a total of 49% of our brokerage business premium and to participate in 50% of the traditional program business premium with CastlePoint in 2007, and we expect to assume approximately 15% of the specialty program business premium written by CastlePoint Insurance Company in 2007. These pooling arrangements remain subject to regulatory approval. On December 4, 2006, we sold an unused “shell” insurance company, Tower Indemnity Company of America (which is to be renamed CastlePoint Insurance Company), to CastlePoint, in order to facilitate our pooling arrangements with CastlePoint. See “Business—Strategic Relationship and Agreements with CastlePoint.”

On November 13, 2006, we signed an agreement to acquire Preserver Group, Inc. (“Preserver”) for a base purchase price of $68.3 million (approximately $64.8 million after deduction for expenses incurred by Preserver, net of tax). A portion of the purchase price paid will be used to redeem $30.8 million of debt to Preserver’s shareholders of the closing. In addition, $12 million of Preserver’s trust preferred securities will remain outstanding. Preserver is a privately-held company that offers products similar to ours in the Northeast, particularly in New Jersey, Maine and Massachusetts. Preserver’s gross written premiums were $88.6 million in 2005 and $64.6 million for the nine months ended September 30, 2006. Preserver is rated “B++” (Good) by A.M. Best. On December 7, 2006, A.M. Best placed the ratings of Preserver under review with positive implications. We believe this transaction will accelerate our regional expansion by allowing us to access Preserver’s approximately 300 agents that produce business in various Northeastern states. The acquisition is subject to regulatory approvals and is expected to close in the first quarter of 2007. See “Acquisition of Preserver,” “Selected Consolidated Financial Information for Preserver” and “Selected Pro Forma Consolidated Financial Information.”

In order to continue our growth and meet our capital requirements, on December 4, 2006, we issued and sold $40 million of convertible preferred stock to a subsidiary of CastlePoint. We intend to use a portion of the proceeds of this offering and a concurrent offering of trust preferred securities to redeem the preferred stock. See “Use of Proceeds” and “Business—Strategic Relationship and Agreements with CastlePoint.”

Concurrently with this offering, we intend to issue $20 million of trust preferred securities through a wholly-owned statutory business trust. The trust preferred securities will be offered in a private placement and will have a stated maturity of thirty years. We will have the option to call any or all of the securities at par beginning five years from the date of issuance. We intend to use the proceeds from this issuance of trust preferred securities to redeem a portion of the preferred stock issued to CastlePoint.

Selected Operating Results

	As of and for the three months ended September 30,		As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2006	2005	2006	2005	2005	2004	2003
	($ in thousands, except per share amounts)
Gross premiums written	$99,810	$72,821	$311,597	$221,495	$300,107	$177,766	$134,482
Premiums produced by TRM	1,408	8,013	10,270	24,888	35,177	53,445	39,494
Net premiums written	51,660	51,391	180,011	155,937	211,782	98,075	28,950
Net premiums earned	52,366	45,324	168,908	112,933	164,436	45,564	22,941
Net investment income	5,923	4,131	15,875	10,479	14,983	5,070	2,268
Net income to common stockholders	8,456	5,708	27,251	14,190	20,754	9,029	6,122
Cash, cash equivalents and investments	486,256	373,130	486,256	373,130	397,359	283,635	87,688
Total stockholders’ equity	174,526	139,876	174,526	139,876	144,822	129,447	13,061
Net loss ratio	58.0%	58.5%	62.2%	59.0%	58.8%	59.4%	65.7%
Net underwriting expense ratio	25.7%	29.3%	26.2%	29.3%	29.3%	16.2%	4.4%
Net combined ratio	83.7%	87.8%	88.4%	88.3%	88.1%	75.6%	70.1%
Return on average equity	20.2%	16.5%	22.8%	14.1%	15.1%	23.7%	56.8%
Diluted earnings per share	$0.42	$0.28	$1.36	$0.71	$1.03	$1.06	$1.09
Book value per share	$8.73	$7.07	$8.73	$7.07	$7.29	$6.56	$2.96
Percentage change in gross premiums written	37.1%		40.7%		68.8%	32.2%	26.0%
Percentage change in diluted earnings per share	50.0%		91.5%		(2.8)%	(2.8)%	16.0%

Competitive Strengths and Strategies

We believe our hybrid business model, high growth platform, underwriting and market segmentation expertise, low cost infrastructure and proven leadership and experienced management are competitive strengths, as described below. We plan to utilize these competitive strengths to continue our profitable growth through the following strategies:

•       Hybrid Business Model. We utilize a business model under which we (i) retain premiums to generate investment and underwriting income through the use of our own capital and (ii) transfer premiums to reinsurers and produce business for other insurance companies to generate commission and fee income. Our business model allows us to create and support a much larger premium base and more highly developed infrastructure than otherwise would have been possible with our capital base. In doing so, we have been able to achieve a return on average equity (or ROAE) that we believe is higher than many other insurance companies with a traditional business model. From 2001 to 2005, our return on average equity averaged 21.5%. Through our strategic relationship with CastlePoint, we have reduced the risk of relying on other reinsurance and issuing companies and will be able to maintain and strengthen our hybrid business model as well as pursue our growth plans. Through reinsurance and pooling, we plan to transfer approximately 49% of our total premiums written and produced to CastlePoint’s reinsurance and insurance company subsidiaries in order to generate commission and fee income. We will continue to maintain the operational infrastructure that will market, originate, underwrite and service the total premiums written and produced.

•       High Growth Platform and Territorial Expansion. We have established a track record of growth by expanding our product line offering, entering into new territories and acquiring books of business. Our gross premiums written and premiums produced increased 39.1% on a compounded annual basis from 2001 to 2005. Our acquisition of Preserver will allow us to increase our premium writings in the three states in which we are currently writing business, New York, New Jersey and Massachusetts, as well as expand into new states such as Maine, New Hampshire and Rhode Island. Through this acquisition, we will also be able to expand our broad product platform to include personal auto and business owners’ policies. We also plan to expand into other parts of the United States by establishing offices and appointing retail agents in those areas as well as appointing wholesale agents throughout the country. We will continue to seek acquisitions of renewal rights, insurance companies and managing general agencies that will provide us with access to local markets throughout the United States.

•       Underwriting and Market Segmentation Expertise. We have a strong track record of generating favorable underwriting results as demonstrated by our weighted average gross loss ratio of 59.1% during the period from 2001 to 2005. We have been able to achieve these underwriting results by focusing on customers that present low to moderate hazard risks and utilizing our in-house claims and legal defense capabilities to adjust and defend claims cost-effectively. We also have utilized our broad product line platform to allocate our capital to the most profitable lines of business in response to changing market conditions. In addition, we have been able to maintain pricing and coverage discipline in writing these policies by positioning our products in various market segments that tend to exhibit a reduced level of competition, including nonstandard risks that may be avoided by standard or preferred market carriers due to underwriting factors such as type of business, location and premium per policy.

•       Entrance into Excess and Surplus Lines Market. At present, we generally write our insurance policies in the preferred and standard market through our retail agents and insurance policies in the non-standard market segments through our wholesale agents, all on an “admitted basis.” This means that we are licensed by the states in which we sell our policies, and we write our policies using premium rates and forms that are filed with state insurance regulators. However, we plan to enter the excess and surplus lines (or E&S) market segment by offering our products through TICNY, which is qualified as a non-admitted company to write E&S business in Florida and Texas, as well as through a separate non-admitted company that we plan to form and capitalize. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing process. Because we focus on providing products in underserved market segments through our wholesale distribution system, we believe we can distribute these products utilizing both the non-standard market segment on an admitted basis as well as the E&S market segment on a non-admitted basis.

•       Low Cost Infrastructure. We have been able to gradually lower our expense ratio by realizing economies of scale resulting from our growth in total premiums produced and managed, and by improving our business processes and integrating technology to become more efficient. The commission and fee income that we generate from transferring premiums to reinsurers and other insurance companies also reduces our expense ratio. Our net expense ratio, which is calculated after offsetting our reinsurance commission, was 29.3% in 2005 and 26.2% for the nine months ended September 30, 2006. We also expect that acquisitions we may make will generate incremental reductions in our expense ratio as we apply our technology and business processes to the operations of the acquired business in order to realize economies of scale.

•       Proven Leadership and Experienced Management. Our senior management team members, including Michael H. Lee and Francis M. Colalucci, average over 20 years of insurance industry experience. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

Our Challenges

As part of your evaluation of our company, you should take into account the challenges we face in implementing our strategies, including the following:

•       Uncertainty of Loss Reserves. Our loss reserves are estimates of future payment obligations with respect to losses we insure. To the extent our actual losses and loss adjustment expenses exceed our expectations, as reflected in our recorded loss reserves, we will be required to increase our loss reserves, resulting in a corresponding reduction in our net income in the period in which the inadequacy is identified, which increase may be amplified by a related reduction in the ceding commission income we earn under our quota share reinsurance agreements.

•       Preserver Transaction. Our acquisition of Preserver is subject to various closing conditions, including regulatory approvals, that if not satisfied will result in the acquisition not being completed, which could cause our stock price to decline. In addition, we may experience difficulties in integrating our business with the business of Preserver, which could cause us to fail to realize many of the anticipated potential benefits of the acquisition.

•       Concentrated Geographical Area. Because our business is concentrated in New York City and neighboring parts of New York State, a single catastrophe, including a terrorist attack, could have a material adverse effect on our financial condition or results of operations.

•       Heavy Dependence on CastlePoint. We are and will be heavily dependent on CastlePoint for providing a substantial source of underwriting capacity as well as commission and fee income through reinsurance and pooling agreements. There is no assurance that these arrangements will remain in place beyond their current term and we may not be able to readily replace those arrangements if they expire or terminate.

•       Risk of Decline in Our Ratings. A downgrade in our ratings could result in a substantial loss of business as agents and brokers and insureds move their business to other insurers with higher ratings.

•       Risk in Executing Business Expansion. We may face various difficulties in executing our business expansion strategy, such as applying disciplined pricing over a larger operating region, anticipating and pricing for differences in local market conditions, expanding our product line and obtaining required regulatory approvals.

•       Overlapping Management and Potential Conflicts of Interest. As a result of overlapping management between our company and CastlePoint, potential conflicts of interest may arise with respect to business opportunities.

•       Cyclical Changes in the Insurance Industry. The insurance industry has been historically cyclical, with periods of intense competition, generally associated with excessive capital, alternating with periods that have permitted more favorable premium price levels. In recent years premium price levels have been favorable. However, the supply of insurance and reinsurance may increase through additional capital, which may cause prices to decrease and reduce our profitability.

•       Need for Regulatory Approval of Agreements with CastlePoint.  Because we have been deemed an affiliate of CastlePoint by the New York Insurance Department, any material transaction or agreement between our insurance subsidiaries and CastlePoint may be subject to regulatory review and resulting modification. If we do not obtain the approvals of applicable regulatory authorities, or if our agreements are subject to substantial modifications to address any concerns that regulators may raise, we may not be able to fully implement our business strategy, which would have an adverse impact on our financial condition and results of operations.

•       Uncertainty in Obtaining Reinsurance and Collecting from our Reinsurers. We may not be able to obtain our desired amounts of reinsurance. In addition, if we are able to obtain such reinsurance, a reinsurer’s insolvency, inability or refusal to make payments, or delay in paying, under the terms of the reinsurance could have a material adverse effect on us because we remain liable to the insured.

For further discussion of these and other challenges we face, see “Risk Factors.”

THE OFFERING

Shares of common stock offered	2,704,000 shares
Shares of common stock to be outstanding after the offering	22,684,306 shares
Over-allotment shares of common stock offered	405,600 shares
Use of proceeds

We estimate our net proceeds from this offering will be approximately $79.3 million, based on an assumed offering price of $31.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. We estimate our net proceeds will be $91.3 million if the underwriters exercise their over-allotment option in full.

We expect to use the net proceeds from our sale of common stock in this offering to fund a portion of the purchase price for our acquisition of Preserver, to redeem a portion of our Series A Preferred Stock, to make contributions to the capital and surplus of our insurance subsidiaries and for general corporate purposes.

Dividend policy

Our Board of Directors has historically authorized the payment of a quarterly dividend of $0.025 per share of common stock. Any determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant.

Nasdaq Global Select Market Symbol	“TWGP”

The number of shares of common stock outstanding after the offering excludes:

•       405,600 shares that may be issued by us pursuant to the underwriters’ over-allotment option;

•       362,996 shares that may be issued pursuant to employee and director stock options outstanding as of January 10, 2007; and

•       874,883 additional shares available for future issuance under our equity incentive plans.

Unless otherwise stated, all figures in this prospectus supplement assume no exercise of the underwriters’ over-allotment option.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus supplement and the accompanying prospectus as well as in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference, before investing in our common stock. Additional risks not presently known to us, or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described could result in a significant or material adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock. You could lose all or part of your investment.

This prospectus supplement and accompanying prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement and accompanying prospectus. See “Note on Forward-Looking Statements.”

Risks Related to Our Business

If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly adversely affected.

Our results of operations and financial condition depend upon our ability to assess accurately the potential losses associated with the risks that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred under the policies that we write. Loss reserves include case reserves, which are established for specific claims that have been reported to us, and reserves for claims that have been incurred but not reported (or “IBNR”). To the extent that loss and loss adjustment expenses exceed our estimates, we will be required to immediately recognize the less favorable experience and increase loss reserves, with a corresponding reduction in our net income in the period in which the deficiency is identified. For example, over the past ten years we have experienced adverse development of reserves for losses and loss adjustment expenses incurred in prior years. In 2002, following an annual review by an outside actuarial consulting company of TICNY’s net loss and loss adjustment reserves, we increased such reserves by $2.9 million.

Although loss reserves on property lines of business tend to be relatively predictable from an actuarial standpoint, the reserving process for losses on the liability coverage portions of our commercial and personal lines policies possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation. Unlike property losses, liability losses are claims made by third parties of which the policyholder may not be aware and therefore may be reported a significant time after the occurrence, sometimes years. As liability claims most often involve claims of bodily injury, assessment of the proper case reserve is a far more subjective process than claims involving property damages. In addition, the determination of a case reserve for a liability claim is often without the benefit of information, which develops slowly over the life of the claim and can subject the case reserve to substantial modification well after the claim was first reported. Numerous factors impact the liability case reserving process, such as venue, the amount of monetary damage, the permanence of the injury, the age of the claimant and many others.

Estimating an appropriate level of loss and loss adjustment expense reserves is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements. It is possible that claims could exceed our loss and loss adjustment expense reserves and have a material adverse effect on our financial condition or results of operations.

Many of our quota share reinsurance agreements contain provisions for a ceding commission under which the commission rate that we receive varies inversely with the loss ratio on the ceded premiums, with higher commission rates corresponding to lower loss ratios and vice-versa. The loss ratio depends on our estimate of the loss and loss adjustment expense reserves on the ceded business.  As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned.  If and to the extent that we have to increase our reserves on the business that is subject to these reinsurance agreements, we may have to reduce the ceding commission rate, which would amplify the reduction in our net income in the period in which the increase in our reserves is made.

TICNY, TRM and TNIC conduct business in a concentrated geographical area. Any single catastrophe or other condition affecting losses in this area could adversely affect our results of operations.

TICNY currently writes business in a concentrated geographic area, primarily in the southern and western portions of New York State, and reinsures business produced by TRM in New York and to a lesser extent in New Jersey and Pennsylvania. TNIC currently writes business primarily in New Jersey, along with Pennsylvania, Massachusetts and New York. As a result, a single catastrophe occurrence, destructive weather pattern, terrorist attack, regulatory development or other condition or general economic trend affecting the region within which TICNY, TNIC and TRM conduct their business could adversely affect our financial condition or results of operations more significantly than other insurance companies that conduct business across a broader geographical area. During our history, we have not experienced any single event that materially affected our results of operations. The most significant single event was the terrorist attacks of September 11, 2001, as a result of which we suffered $391,000 in net losses.

The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. The occurrence of claims from catastrophic events is likely to result in substantial volatility in our financial condition or results of operations for any fiscal quarter or year and could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Increases in the values and concentrations of insured property may increase the severity of such occurrences in the future. Although we attempt to manage our exposure to such events, including through the use of reinsurance, the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events could have a material adverse effect on our financial condition or results of operations.

We are heavily dependent on CastlePoint for underwriting capacity and commission and fee income.

We are and will be heavily dependent on CastlePoint for underwriting capacity and commission and fee income through reinsurance and pooling agreements. For the quarter ended September 30, 2006, CastlePoint assumed approximately 35.7% of our gross premiums written through reinsurance. Effective January 1, 2007, CastlePoint will assume, through a combination of pooling and reinsurance, approximately 49% of our brokerage business premiums. By our mutual agreement with CastlePoint, the terms of our quota share reinsurance agreements and pooling agreements with CastlePoint have been extended by an additional year, so that we currently have a four year commitment from CastlePoint, subject to certain early termination rights, for CastlePoint to assume from us a substantial portion of our premiums. However, we currently do not have any arrangements in place with CastlePoint to maintain its reinsurance agreements or pooling agreements with us after four years. There is no assurance that these arrangements will remain in place beyond their current term and we may not be able to readily replace these arrangements if they terminate. If we are unable to continue or replace our current reinsurance arrangements on equally favorable terms, our underwriting capacity and commission and fee income would decline, we may experience a downgrade in our A.M. Best rating, and our results of operations would be adversely affected.

If we cannot obtain adequate reinsurance protection for the risks we have underwritten, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which will reduce our revenues.

Under state insurance law, insurance companies are required to maintain a certain level of capital in support of the policies they issue. In addition, rating agencies will reduce an insurance company’s ratings if the company’s premiums exceed specified multiples of its capital. As a result, the level of TICNY’s and TNIC’s statutory surplus and capital limits the amount of premiums that they can write and on which they can retain risk. Historically, we have utilized reinsurance to expand our capacity to write more business than TICNY’s surplus would have otherwise supported.

From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, beginning in 2001, terms and conditions in the reinsurance market generally became less attractive for insurers seeking reinsurance. In addition, recent investigations by the New York State Attorney General, the SEC and other regulatory and government bodies into the use of non-traditional reinsurance by certain reinsurers have led to the re-examination of applicable accounting standards, which we believe has led to a reduction in the availability of some types of reinsurance. In turn, these developments could produce unfavorable changes in prices, reduced ceding commission revenue or other potentially adverse changes in the terms of reinsurance. Accordingly, we may not be able to obtain our desired amounts of reinsurance. In addition, even if we are able to obtain such reinsurance, we may not be able to obtain such reinsurance from entities with satisfactory creditworthiness or negotiate terms that we deem appropriate or acceptable.

We have entered into multi-year quota share reinsurance agreements with CastlePoint and have agreed to enter into pooling agreements with CastlePoint to be effective January 1, 2007, subject to regulatory approvals, which should provide sufficient capacity to write the business that we are currently producing. Because we have made an investment in CastlePoint and our Chairman and Chief Executive Officer, Michael H. Lee, serves as the Chairman and Chief Executive Officer of that company, we have been deemed, under the provisions of the New York State Insurance Law and applicable regulations, to be under common control with CastlePoint and any U.S. insurance companies that CastlePoint may acquire and we may be deemed to be under common control under the laws and regulations of other states in which our or CastlePoint’s insurance subsidiaries are domiciled. As a result, we cannot be bound by any reinsurance agreements or pooling agreements unless 30 days advance notice is provided to the New York State Insurance Department proposing our intention to enter into such agreements, and the New York State Insurance Department does not disapprove of these agreements within such period. There can be no assurance that the New York State Insurance Department will approve the terms and conditions of these agreements.

If discussions with respect to reinsurance or pooling agreements and the regulatory approval process do not result in reaching acceptable terms and execution, we will seek reinsurance protection and additional capacity elsewhere. However, if we cannot obtain adequate reinsurance protection for the risks we have underwritten, we may be exposed to greater losses from these risks, which could have a material adverse effect on our financial condition and results of operation. If we cannot obtain our desired amount of reinsurance or additional capacity to write business through risk sharing or pooling agreements, we may be forced to reduce the amount of business that we underwrite, which will reduce our revenues.

If we are able to obtain reinsurance, our reinsurers may not pay losses in a timely fashion, or at all, which may cause a substantial loss and increase our costs.

As of September 30, 2006, we had a net balance due in our favor from our reinsurers of $187.6 million, consisting of $108.5 million in reinsurance recoverables and $79.1 million in prepaid reinsurance premiums. This amount is $31.7 million higher than TICNY’s and TNIC’s statutory capital and surplus at that date. Since October 1, 2003, we have sought to manage our exposure to our reinsurers by placing our quota share reinsurance on a “funds withheld” basis and requiring any non-admitted reinsurers to collateralize their share of unearned premium and loss reserves. However, we have substantial recoverables from our pre-October 1, 2003 reinsurance arrangements that are uncollateralized, in that they are not supported by letters of credit, trust accounts, “funds withheld” arrangements or similar mechanisms intended to protect us against a reinsurer’s inability or unwillingness to pay. Our net exposure to our reinsurers totaled $33.3 million as of September 30, 2006 (representing 4.0% of our total assets on that date). Because we remain primarily liable to our policyholders for the payment of their claims, in the event that one of our reinsurers under an uncollateralized treaty became insolvent or refused to reimburse us for losses paid, or delayed in reimbursing us for losses paid, our cash flow and financial results could be materially and adversely affected. As of September 30, 2006, our largest balance due from any one reinsurer was approximately $87.7 million, which was due from CastlePoint Reinsurance. However, because our reinsurance with CastlePoint Reinsurance is collateralized by a Regulation 114 compliant trust account, our net exposure to CastlePoint Reinsurance on that date was $0. As of September 30, 2006, our largest net balance due from any one reinsurer was approximately $18.3 million, which was due from Munich Reinsurance America Inc. (formerly American Re-Insurance Company), which is rated “A” by A.M. Best.

Our insurance company subsidiaries are rated “A-” (Excellent) by A.M. Best, and a decline in this rating or the ratings assigned by other rating agencies could affect our standing among brokers, agents and insureds and cause our sales and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “F” (In Liquidation). TICNY was upgraded to “A-” (Excellent) by A.M. Best, which is the 4th highest of 15 rating levels. In 2005, TNIC received an “A-” (Excellent) rating from A.M. Best. These ratings are subject to, among other things, A.M. Best’s evaluation of our capitalization and performance on an ongoing basis including our management of terrorism risks, loss reserves and expenses, and there is no guarantee that TICNY and TNIC will maintain them.

In April 2003, in connection with the issuance of subordinated debentures underlying trust preferred securities, TICNY also received an insurer financial strength rating from Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”). The most recent rating from Standard & Poor’s is “BBB-” with a stable outlook.

Our ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of A.M. Best or Standard & Poor’s. A decline in a company’s ratings indicating a reduced financial strength or other adverse financial developments can cause concern about the viability of the downgraded insurer among its agents, brokers and policyholders, resulting in a movement of business away from the downgraded carrier to other stronger or more highly rated carriers. Because many of our agents and brokers (whom we refer to as “producers”) and policyholders purchase our policies on the basis of our current ratings, the loss or reduction of any of our ratings will adversely impact our ability to retain or expand our policyholder base. The objective of the rating agencies’ rating systems is to provide an opinion of an insurer’s financial strength and ability to meet ongoing obligations to its policyholders. Our ratings reflect the rating agencies’ opinion of our financial strength and are not evaluations directed to investors in our common stock, nor are they recommendations to buy, sell or hold our common stock.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to exclusions relating to coverage for lead paint poisoning, asbestos and most claims for bodily injury or property damage resulting from the release of pollutants.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. Our policies also include limitations restricting the period in which a policyholder may bring a breach of contract or other claim against the company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. While these exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely effect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

We may face substantial exposure to losses from terrorism and we are currently required by law to provide coverage against such losses.

Our location and concentration of business written in New York City and adjacent areas by our insurance company subsidiaries may expose us to losses from terrorism. U.S. insurers are required by state and Federal law to offer coverage for terrorism in certain commercial lines.

In response to the September 11, 2001 terrorist attacks, the United States Congress enacted legislation designed to ensure, among other things, the availability of insurance coverage for foreign terrorist acts, including the requirement that insurers offer such coverage in certain commercial lines. The Terrorism Risk Insurance Act of 2002 (“TRIA”) requires commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and established a Federal assistance program through the end of 2005 to help such insurers cover claims related to future terrorism-related losses. The Terrorism Risk Insurance Extension Act of 2005 (“TRIEA”) extends the Federal assistance program through December 31, 2007, but it also has set a per-event threshold that must be met before the federal program becomes applicable and also increases the insurers’ statutory deductibles.

Pursuant to TRIA, our insurance company subsidiaries must offer insureds the option to purchase coverage for acts of terrorism that are certified as such by the U.S. Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General, for an additional premium or decline such coverage. When the coverage is not purchased, the policy is endorsed to exclude coverage for certified acts of terrorism, but losses from an act of terrorism that is not a certified event may be covered in any case. Also, even if coverage for certified acts of terrorism is excluded, losses from fire following the act of terrorism are covered. Moreover, regardless of the provisions of TRIA, the workers’ compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorist acts.

Under TRIEA, the Federal government now agrees to reimburse commercial insurers only if a per-event threshold, referred to as the program trigger, has been reached. In the case of certified acts of terrorism taking place after December 31, 2006, the program trigger has been set at $100 million of aggregate industry-wide insured losses from a certified act of terrorism. If the program trigger is reached, the Federal government will reimburse commercial insurers for 85% of their insured loses from the certified act of terrorism in excess of their statutory deductible. For 2007, this deductible is equal to 20% of an insurer’s direct earned commercial lines premiums for the immediately preceding year, i.e., 2006. Under TRIEA, the Federal assistance for insured terrorism losses has been reduced as compared to the assistance previously available under TRIA, and as a result, our risk exposure from insured terrorism losses has increased.

The Federal terrorism risk assistance provided by TRIEA will expire at the end of 2007 and it is not currently clear whether that assistance will be renewed. Any renewal may be on substantially less favorable terms.

A terrorist attack or series of attacks in New York City or the surrounding areas could have a material adverse effect on our results of operations and financial condition. In addition, terrorist attacks in these areas could depress economic activity in our core market, which could hurt our business.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

Since we depend on a core of selected producers for a large portion of our revenues, loss of business provided by any one of them could adversely affect us.

Our products are marketed by independent producers. Other insurance companies compete with us for the services and allegiance of these producers. These producers may choose to direct business to our competitors, or may direct less desirable risks to us. As of September 30, 2006, approximately 81% of the projected year-end 2006 gross premiums written, including premiums produced by TRM on behalf of its issuing companies, will be produced by our top 139 producers, representing 17% of our active agents and brokers. These producers have projected annual written premiums of $500,000 or more. As we build a broader territorial base, the number of producers with significant premium volumes with Tower is increasing. In 2005, producers with premium volumes of $500,000 or more numbered 121 and contributed 77% of gross premiums written.

Our largest producers in 2006 were Morstan General Agency, Northeast Agencies and Davis Agency Inc. As of September 30, 2006, these producers accounted for 11%, 7% and 5%, respectively, of the total of our gross premiums written. No other producer was responsible for more than 5% of our gross premiums written.

A significant decrease in business from, or the entire loss of, our largest producer or several of our other large producers would cause us to lose premium and require us to seek alternative producers or to increase submissions from existing producers. In the event we are unable to find replacement producers or increase business produced by our existing producers, our premium revenues would decrease and our business and results of operations would be materially and adversely affected.

Our reliance on producers subjects us to their credit risk.

With respect to the premiums produced by TRM for its issuing companies and a limited amount of premium volume written by TICNY and TNIC, producers collect premium from the policyholders and forward them to TRM, TICNY and TNIC. In certain jurisdictions, including New York and New Jersey, when the insured pays premiums for these policies to producers for payment over to TRM, TICNY and TNIC, the premiums might be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the producer. Consequently, we assume a degree of credit risk associated with producers. Although producers’ failures to remit premiums to us have not caused a material adverse impact on us to date, there have been instances where producers collected premium but did not remit it to us and we were nonetheless required under applicable law to provide the coverage set forth in the policy despite the absence of premium. Because the possibility of these events is dependent in large part upon the financial condition and internal operations of our producers, which in most cases are not public information, we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from our producers in the future, our financial condition and results of operations could be materially and adversely affected.

We operate in a highly competitive environment. If we are unsuccessful in competing against larger or more well-established rivals, our results of operations and financial condition could be adversely affected.

The property and casualty insurance industry is highly competitive and has historically been characterized by periods of significant pricing competition alternating with periods of greater pricing discipline, during which competition focuses on other factors. Beginning in 2000, the market environment was increasingly favorable as rates increased significantly. During the latter part of 2004 and throughout 2005, increased competition in the marketplace became evident and, as a result, average rate increases have become moderate. The catastrophe losses of 2004 and 2005 produced increased pricing and reduced capacity for insurance of catastrophe-exposed property. However, a softening of the non-catastrophe-

exposed market in 2006 has led to more aggressive pricing in specific segments of the commercial lines business, particularly in those lines of business and accounts with larger annual premiums. A.M. Best estimates that the industry wide change in net premiums written in the property casualty industry was 0.7% in 2005 compared to 4.7% in 2004 and is estimated to be 3.3% in 2006. The change in industry policyholders’ surplus as estimated by A.M. Best was 6.2% in 2005 compared to 13.6% in 2004 and is estimated to be 8.0% in 2006. In addition, in 2005, A.M. Best estimated new capital or capacity of $20 billion was raised by the property casualty insurance and reinsurance industry. This additional underwriting capacity may result in increased competition from other insurers seeking to expand the types or amount of business they write or cause a shift in focus by some insurers to maintaining market share at the expense of underwriting discipline. We attempt to compete based primarily on products offered, service, experience, the strength of our client relationships, reputation, speed of claims payment, perceived financial strength, ratings, scope of business, commissions paid and policy and contract terms and conditions. There are no assurances that in the future we will be able to retain or attract customers at prices which we consider to be adequate.

We compete with major U.S. insurers and certain underwriting syndicates, including large national companies such as St. Paul Travelers Companies, Inc., Allstate Insurance Company and State Farm Fire and Casualty Company; regional insurers such as OneBeacon Insurance Company, Selective Insurance Company, Harleysville Insurance Company, Hanover Insurance  and Peerless Insurance Company and smaller, more local competitors such as Greater New York Mutual, Magna Carta Companies and Utica First Insurance Company. Many of these companies have greater financial, marketing and management resources than we do. Many of these competitors also have more experience, better ratings and more market recognition than we do. We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that provide us with the best opportunity to earn an underwriting profit. We also compete with other companies by quickly and opportunistically delivering products that respond to our producers’ needs.

In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees. We also face competition because of entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

We may experience difficulty in expanding our business, which could adversely affect our results of operations and financial condition.

In addition to our recent acquisition of Preserver, we plan to continue to expand our licensing or acquire other insurance companies with multi-state property and casualty licensing in order to expand our product and service offerings geographically. We also intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers and to acquire other insurance companies. This expansion strategy may present special risks:

•       We have achieved our prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by our competitors. We may not be able to successfully implement our underwriting, pricing and product strategies in companies or books of business we acquire or over a larger operating region;

•       We may not be successful in obtaining the required regulatory approvals to offer additional insurance products or expand into additional states;

•       We have limited acquisition experience and may not be able to efficiently combine an acquired company or block of business with our present financial, operational and management information systems; and

•       An acquisition could dilute the book value and earnings per share of our common stock.

We cannot assure you that we will be successful in expanding our business or that any new business will be profitable. If we are unable to expand our business or to manage our expansion effectively, our results of operations and financial condition could be adversely affected.

We could be adversely affected by the loss of one or more principal employees or by an inability to attract and retain staff.

Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our executive management team. Although we are not aware of any planned departures or retirements, if we were to lose the services of members of our management team, our business could be adversely affected. We believe we have been successful in attracting and retaining key personnel throughout our history. We have employment agreements with Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, and four other members of our senior management team. We do not currently maintain key man life insurance policies with respect to our employees except for Michael H. Lee.

Our business relationship with CastlePoint and its affiliates may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.

As noted elsewhere, we have invested in CastlePoint, which we organized and sponsored with an initial investment of $15.0 million on February 6, 2006 and in which we currently own an 8.6% interest (together with warrants to acquire an additional 3.7% interest). In addition, Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, holds the same positions at CastlePoint and, as such, will not serve our company on a full-time basis. Furthermore, some former members of our executive management have resigned their positions with us and become executive managers of CastlePoint. Conflicts of interest could arise with respect to business opportunities that could be advantageous to CastlePoint or its subsidiaries, on the one hand, and us or any of our subsidiaries, on the other hand.

Because Mr. Lee holds leadership positions at both Tower and CastlePoint, potential conflicts of interest may arise. While we believe that our interests and CastlePoint do not currently conflict, they may diverge as CastlePoint develops additional business.

Mr. Lee’s service as Chairman of the Board, President and Chief Executive Officer of both CastlePoint and Tower could also raise a potential challenge under anti-trust laws. Section 8 of the Clayton Antitrust Act, or the Clayton Act, prohibits a person from serving as a director or officer in any two competing corporations under certain circumstances. If CastlePoint and Tower are in the future deemed to be competitors within the meaning of the Clayton Act, certain thresholds relating to direct competition between Tower and CastlePoint are met, and the Department of Justice and Federal Trade Commission challenge the arrangement, Mr. Lee may be required to resign his positions with one of the companies, and/or fines or other penalties could be assessed against Mr. Lee and us. To alleviate any potential for direct competition with CastlePoint, arrangements between us provide for a division of responsibilities. However, it is possible that the potential for direct competition with respect to certain classes of business may exist with respect to the business we and CastlePoint may pursue.

Our investment performance may suffer as a result of adverse capital market developments or other factors, which may affect our financial results and ability to conduct business.

We invest the premium we receive from policyholders until it is needed to pay policyholder claims or other expenses. At September 30, 2006, our invested assets consisted of $401.0 million in fixed maturity securities, $42.6 million in equity securities at fair value and $2.0 million in common trust securities—statutory business trusts. Additionally, we held $40.5 million in cash and cash equivalents. As of September 30, 2006, we earned $15.9 million of net investment income representing 7.2% of our total revenues and 38.0% of our pre-tax income. Our funds are invested by a professional investment advisory management firm under the direction of our management team in accordance with detailed investment guidelines set by us. Although our investment policies stress diversification of risks, conservation of principal and liquidity, our investments are subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. (Interest rate risk is discussed below under the heading, “—We may be adversely affected by interest rate changes.”)  In particular, the volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base and statutory surplus, thereby affecting our ability to conduct business.

We may be adversely affected by interest rate changes.

Our operating results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains interest rate sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. A significant increase in interest rates could have a material adverse effect on our financial condition or results of operations. Generally, bond prices decrease as interest rates rise. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less than expected.

In addition, our investment portfolio includes mortgage-backed securities. As of September 30, 2006, mortgage-backed securities constituted approximately 27.8% of our invested assets. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. Our mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but there is no guarantee that we will not invest in other mortgage-backed securities that lack this protection. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe our current capital together with the proceeds of this offering, our proposed concurrent issuance of trust preferred securities and our anticipated retained earnings, will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

The regulatory system under which we operate, and potential changes thereto, could have a material adverse effect on our business.

TICNY and TNIC are subject to comprehensive regulation and supervision in their respective states of domicile. The purpose of the insurance laws and regulations are to protect insureds, not our stockholders. These regulations are generally administered by the insurance departments in which the individual insurance companies are domiciled and relate to, among other things:

•       standards of solvency, including risk based capital measurements;

•       restrictions on the nature, quality and concentration of investments;

•       required methods of accounting;

•       rate and form regulation pertaining to certain of our insurance businesses;

•       potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and

•       transactions with affiliates.

Significant changes in these laws and regulations could make it more expensive to conduct our business. The New York Insurance Department for TICNY and the Massachusetts Division of Insurance for TNIC also conduct periodic examinations of the affairs of their domiciled insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

TICNY and TNIC may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in new states we intend to enter, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or engage in certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business. In addition, changes in the laws or regulations to which our operating subsidiaries are subject could adversely affect our ability to operate and expand our business or could have a material adverse effect on our financial condition or results of operations.

Because we have been deemed an affiliate of CastlePoint by the New York Insurance Department, any material transaction or agreement between our insurance subsidiaries and CastlePoint may be subject to regulatory review and resulting modification to address any concerns that regulators may raise. If we do not obtain the approvals of these regulatory authorities, or if our agreements are subject to substantial modifications, we may not be able to fully implement our business strategy, which would have an adverse impact on our financial condition and results of operations.

In recent years, the U.S. insurance regulatory framework has come under increased Federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners (“NAIC”), which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations, often focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Changes in these laws and regulations or the interpretation of these laws and regulations could have a material adverse effect on our financial condition or results of operations. The highly publicized investigations of the insurance industry by the New York State Attorney General and other regulators and government officials have led to, and may continue to lead to, additional legislative and regulatory requirements for the insurance industry and may increase the costs of doing business.

The activities of TRM are subject to licensing requirements and regulation under the laws of New York, New Jersey and other states where it does business. TRM’s business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations.

Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, TRM follows practices based on its or its counsel’s interpretations of laws and regulations, or those generally followed by the industry, which may prove to be different from those of regulatory authorities.

If the assessments we are required to pay are increased drastically our results of operations and financial condition will suffer.

TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department and the New York Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies. In 2005, the assessment for the New York Insurance Department was $589,000 and the New York Security Fund assessment was $941,000. These assessments are generally set based on an insurer’s percentage of the total premiums written in New York State within a particular line of business. The Company is permitted to assess premium surcharges on workers’ compensation policies that are based on statutorily enacted rates. However, assessments by the various workers’ compensation funds have recently exceeded the permitted surcharges resulting in additional expenses of $1,143,000 in 2004 and none in 2005. As of December 31, 2005 the liability for the various workers’ compensation funds, which includes amounts assessed on workers’ compensation policies, was $2,776,000. This amount is expected to be paid over an eighteen month period ending June 30, 2007. As our company grows, our share of any assessments may increase. However, we cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition or results of operations. TNIC began writing business in 2006, therefore it also will be subject to regulatory assessments.

Our ability to meet ongoing cash requirements and pay dividends may be limited by our holding company structure and regulatory constraints.

Tower is a holding company and, as such, has no direct operations of its own. Tower does not expect to have any significant operations or assets other than its ownership of the shares of its operating subsidiaries. Dividends and other permitted payments from our operating subsidiaries are expected to be our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our stockholders. TICNY is subject to significant regulatory restrictions limiting its ability to declare and pay dividends. As of September 30, 2006, the maximum amount of distributions that TICNY could pay to Tower without approval of the New York Insurance Department was $11.3 million. The inability of TICNY to pay dividends and other permitted payments in an amount sufficient to enable us to meet our cash requirements at the holding company level would have a material adverse effect on our operations and our ability to pay dividends to our stockholders. As of September 30, 2006, the maximum amount of distributions that TNIC could pay to its parent without approval of the Massachusetts Division of Insurance was approximately $100,000. Accordingly, if you require dividend income you should carefully consider these risks before making an investment in our company.

Although we have paid cash dividends in the past, we may not pay cash dividends in the future.

We have a history of paying dividends to our stockholders when sufficient cash is available, and we currently intend to pay dividends in each quarter of 2007. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner previously discussed in this section. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution.

Risks Related to Our Acquisition of Preserver Group, Inc.

We must obtain several governmental consents to complete the acquisition, which, if delayed, not granted or granted with unacceptable conditions may jeopardize or delay the acquisition, result in additional expense or reduce the anticipated benefits of the transaction.

We must obtain specified approvals and consents in a timely manner from state governmental authorities prior to the completion of the acquisition of Preserver. State insurance laws generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile or, in certain cases, the state where such insurance company is commercially domiciled. If we do not receive these approvals on terms that satisfy the purchase agreement, then we will not be obligated to complete the acquisition. The governmental authorities from which we seek approvals have broad discretion in administering relevant laws and regulations. As a condition to the approval of the acquisition, governmental authorities may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. We are not obligated to complete the acquisition if a governmental authority, in connection with the grant of its approval or consent, imposes a condition or restriction which could reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of us or Preserver. If we agree to any material conditions or restrictions in order to obtain any approvals required to complete the acquisition, these conditions or restrictions could adversely affect our ability to integrate the businesses of Tower and Preserver or reduce the anticipated benefits of the acquisition.

Whether or not the acquisition is completed, the announcement and pendency of the acquisition could cause disruptions in the businesses of Tower and Preserver, which could have an adverse effect on their business and financial results.

Whether or not the acquisition is completed, the announcement and pendency of the acquisition could cause disruptions in the businesses of Tower and Preserver. Specifically:

•       current and prospective employees and agents may experience uncertainty about their future roles with Tower, which might adversely affect Tower’s ability to retain key managers and other employees and agents; and

•       the attention of management of each of Tower and Preserver  may be directed toward the completion of the acquisition and not their ongoing businesses.

The acquisition is subject to certain closing conditions that, if not satisfied or waived, will result in the acquisition not being completed, which may cause the market price of Tower common stock to decline.

The acquisition is subject to customary conditions to closing. If any condition to the acquisition is not satisfied or waived, the acquisition will not be completed. In addition, we and the current owners of Preserver may terminate the purchase agreement under certain circumstances. If we and Preserver do not complete the acquisition, the market price of our common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the acquisition will be completed. Further, whether or not the acquisition is completed, we will also be obligated to pay certain financing, legal and accounting fees and related expenses in connection with the acquisition, which could negatively impact results of operations when incurred. In addition, we would not realize any of the expected benefits of having completed the acquisition. If the acquisition is not completed, we cannot assure our stockholders that additional risks will not materialize or not materially adversely affect its business, financial results, financial condition and stock prices.

We may experience difficulties in integrating our business with the business of Preserver, which could cause us to fail to realize many of the anticipated potential benefits of the acquisition.

We have entered into the purchase agreement with Preserver because we believe that the acquisition will be beneficial to us and our stockholders. Achieving the anticipated benefits of the acquisition will depend in part upon whether we are able to integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the merger may require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company. Employee uncertainty and lack of focus during the integration process may also disrupt our business. Any inability of our management to integrate successfully the operations of Tower and Preserver could have a material adverse effect on our business and results of operations. An inability to realize the full extent of, or any of, the anticipated benefits of the acquisition, as well as any delays encountered in the transition process, could have an adverse effect upon our revenues, level of expenses and operating results, which may affect the value of our common stock.

After the acquisition, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful or delayed in implementing the integration of these systems and processes.

Risks Related to Our Industry

The threat of terrorism and military and other actions may adversely affect our investment portfolio and may result in decreases in our net income, revenue and assets under management.

The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

We can offer no assurances that terrorist attacks or the threat of future terrorist events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our securities to be volatile.

The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•       competition;

•       rising levels of loss costs that we cannot anticipate at the time we price our products;

•       volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

•       changes in the level of reinsurance capacity and capital capacity;

•       changes in the amount of loss and loss adjustment expense reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•       fluctuations in equity markets and interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity alternating with periods when shortages of capacity permitted favorable premium levels. Premium levels for many products have increased in recent years and significant amounts of new capital have flowed into the insurance and reinsurance sectors. These factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality could have a material adverse effect on our results of operations and revenues, which may cause the price of our securities to be volatile.

Risks Related to this Offering

Applicable insurance laws may make it difficult to effect a change of control of our company.

Before a person can acquire control of an insurance company, generally, prior written approval must be obtained from the regulator of insurance of the state of domicile. Prior to granting approval of an application to acquire control of a domestic insurer, the relevant regulator will consider such factors as the financial strength of the applicant, the integrity and management of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. For example, pursuant to the New York insurance holding company statute, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contrast (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, “controls” the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TICNY, which is domiciled in New York, the insurance change of control laws of New York would apply to such a transaction. These laws in New York, as well as similar laws where our other insurance company subsidiaries are domiciled, may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

A few large stockholders may be able to influence stockholder decisions, which may conflict with your interests as a stockholder.

Immediately upon completion of this offering, Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, and members of his family will own beneficially shares representing approximately 12.76% of the voting power of our common stock on a diluted basis. As a result of their ownership position, these stockholders voting together may have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election and removal of directors and mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. This concentration of stock ownership may make it difficult for stockholders to replace management. Your interests as a stockholder may conflict with the interests of these stockholders and the trading price of shares of our common stock could be adversely affected.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws and under the laws of the State of Delaware could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may entrench directors and make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an “interested stockholder” to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock. Our amended and restated certificate of incorporation and amended and restated by-laws contain the following provisions that could have an anti- takeover effect:

•       election of our directors is staggered, meaning that the members of only one of three classes of our directors are selected each year;

•       stockholders have limited ability to remove directors;

•       stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders; and

•       our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we incorporate herein and therein by reference may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are and will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described under “Risk Factors” and the following:

•       ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;

•       developments that may delay or limit our ability to enter new markets as quickly as we anticipate;

•       increased competition on the basis of pricing, capacity, coverage terms or other factors;

•       greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•       the effects of acts of terrorism or war;

•       developments in the world’s financial and capital markets that adversely affect the performance of our investments;

•       changes in regulations or laws applicable to us, our subsidiaries, brokers or customers;

•       acceptance of our products and services, including new products and services;

•       changes in the availability, cost or quality of reinsurance that we require in order to support our underwriting capacity and to generate commission and fee income;

•       failure of our reinsurers to pay claims timely or at all;

•       changes in the percentage of our premiums written that we cede to reinsurers;

•       decreased demand for our insurance or reinsurance products;

•       loss of the services of any of our executive officers or other key personnel;

•       the effects of mergers, acquisitions and divestitures, including our proposed acquisition of Preserver;

•       the future development of our reserves for losses and loss adjustment expenses and those of any companies we may acquire, including Preserver;

•       changes in rating agency policies or practices;

•       changes in legal theories of liability under our insurance policies;

•       changes in accounting policies or practices; and

•       changes in general economic conditions, including inflation, interest rates and other factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein by reference. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this Prospectus Supplement reflect our views as of the date of this Prospectus Supplement with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus supplement, the prospectus and the documents incorporated by reference herein or therein that could cause actual results to differ.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately $79.3 million (based on an assumed public offering price of $31.25 per share of common stock, and after deducting underwriting discounts and commissions and expenses payable by us). We expect to use the net proceeds from this offering as follows:

•       $40 million to fund a portion of the purchase price for our acquisition of Preserver (see “Acquisition of Preserver,” “Selected Consolidated Financial Information for Preserver” and “Selected Pro Forma Consolidated Financial Information”),

•       $20 million to redeem a portion of our Series A Preferred Stock, which is perpetual and pays non-cumulative dividends quarterly at a rate of 8.66% per annum. The proceeds from the issuance of the Series A Preferred Stock were contributed to TICNY to provide additional capital to support operations and to fund a portion of the purchase price for our acquisition of Preserver, and

•       the balance to make contributions to the capital and surplus of our insurance subsidiaries and for general corporate purposes.

Concurrently with this offering, we are also planning to issue and sell $20 million of trust preferred securities through a wholly-owned statutory business trust. The net proceeds of the trust preferred securities offering will be used to redeem the remainder of our Series A Preferred Stock. See “Capitalization.”

If the underwriters exercise the overallotment option, we will sell up to 405,600 shares to the underwriters. If and to the extent that we sell additional shares of common stock to the underwriters pursuant to the exercise of the overallotment option, we will use the net proceeds to make contributions to the capital and surplus of our insurance subsidiaries and for general corporate purposes.

ACQUISITION OF PRESERVER

On November 13, 2006, we entered into a Stock Purchase Agreement (the “Preserver Purchase Agreement”) to acquire all of the outstanding shares of stock of Preserver. The sellers are certain individuals and trusts and companies affiliated with them. We agreed to pay the sellers a base purchase price of $68,250,000, subject to adjustment as described below. This amount will be used to acquire the outstanding shares and to satisfy all of Preserver’s obligations with respect to Preserver’s direct transaction costs and the outstanding principal and accrued and unpaid interest on indebtedness of Preserver owed to the sellers (approximately $30.8 million principal amount as of November 13, 2006). Approximately $12 million of trust preferred securities issued by a subsidiary of Preserver will remain outstanding as a liability of Preserver.

Overview of Preserver

Preserver is a privately-held holding company for a regional insurance company group specializing in small commercial and personal lines insurance in the Northeast. Preserver’s three insurance companies are rated “B++” (Good) by A.M. Best. It is headquartered in Paramus, New Jersey, with offices in Maine, New Hampshire and New York, and currently has a staff of approximately 163 employees. Preserver offers similar products and has a similar risk appetite as ours. Upon closing, the acquisition will give us access to up to 300 retail agencies working with Preserver that have little overlap with our existing distribution. The transaction will accelerate our Northeast expansion plans by adding premium volume in New Jersey, Maine, New York, New Hampshire, Massachusetts, Vermont, Rhode Island and Pennsylvania.

Preserver fits our acquisition profile due to its access to local distribution systems in the Northeast, and focus on similar types of business as ours. Preserver writes all the lines of business that we currently write but also adds personal auto and a web-based program for writing business owners policies to our product portfolio. The acquisition will diversify our geographical footprint, with New Jersey and Maine being Preserver’s largest states in terms of premium volume. We believe Preserver’s business exhibits loss characteristics that are similar to our own, and would expect that the business produced by Preserver will generate loss ratios similar to our historical loss ratios. Following the acquisition of Preserver, we intend to cause all of our insurance subsidiaries (other than the E&S carrier that we plan to form and capitalize) to enter into a pooling agreement, subject to regulatory approvals, to apportion premium, loss and expense among those companies on a pro rata basis. If this pooling agreement and our proposed pooling agreement with CastlePoint Insurance Company are approved by insurance regulators, the effect will be that the premiums written by the Preserver companies will be subject to our reinsurance and pooling agreements with CastlePoint.

Recent Results of Operations of Preserver

Preserver and its wholly-owned subsidiaries provide a broad range of property and casualty insurance products in the Northeastern United States. Preserver, originally incorporated in New Jersey in 1933 as “Automobile Association of New Jersey,” is the successor to a New Jersey corporation organized in 1926 and for many years transacted business as “Motor Club of America.”  The present name was adopted in 2001.

Preserver operates through its subsidiaries. Preserver Insurance Company (“Preserver Insurance”) is domiciled in the State of New Jersey and is licensed to transact insurance business in New Jersey, New Hampshire, Pennsylvania, New York, Maryland and Delaware. North East Insurance Company (“North East”) is domiciled in the State of Maine and is licensed to transact insurance business in Maine, New York, the District of Columbia, Louisiana, Nevada, Rhode Island and Utah. Mountain Valley Indemnity Company (“Mountain Valley”) is domiciled in the State of New Hampshire and is licensed to transact business in New Hampshire, New York, Massachusetts, Maine, Vermont, Rhode Island, Pennsylvania, Maryland, Delaware, Texas, Washington, Oregon and Nevada.

Preserver provides commercial and personal lines insurance policies to businesses and individuals. Preserver’s commercial lines products include commercial multiple-peril (provides both property and liability insurance), monoline general liability (insures bodily injury or property damage liability), commercial umbrella, monoline property (insures buildings, contents or business income), workers’ compensation and commercial automobile policies. Preserver currently writes commercial insurance in New Jersey, New York, New Hampshire, Massachusetts, Vermont, Maine, Rhode Island and Pennsylvania. Its personal lines products consist of personal automobile (in the State of Maine only) and homeowners, dwelling and other liability policies (in the State of New Jersey only).

Preserver previously wrote personal automobile business in the State of New Jersey through its former subsidiary Motor Club of America Insurance Company (“Motor Club”). With the approval of the New Jersey Department of Banking and Insurance, Motor Club withdrew from this line of business beginning in 2004, sold the renewal rights to its business to another insurance company and in 2005, merged with Preserver Insurance, where the remaining claims from the Motor Club business are being run-off.

Preserver has emphasized the selection of risks that provide, in its opinion, low to medium hazard exposures, along with the maintenance of strong relationships with its independent insurance agency partners. One hundred percent of Preserver’s business is transacted through independent insurance agents.

Preserver has two rating entities assigned ratings by A.M. Best: (i) Preserver Insurance Group, which consists of Preserver Insurance and Mountain Valley; and (ii) North East. Both of these rating entities are presently rated “B++” (Good) by A.M. Best and, as noted, both were placed under review with positive implications by A.M. Best on December 7, 2006. We believe that if the A.M. Best rating of Preserver’s insurance subsidiaries were increased to “A-” (Excellent) after the transaction with us is closed, Preserver’s growth prospects will increase significantly in light of the already strong relationships Preserver has with independent agencies and the technology it increasingly is offering to those agencies.

As a smaller insurance carrier competing in rating-sensitive segments of the property-casualty insurance marketplace, in order to improve its prospects for a rating upgrade and to avoid the negative impact of a ratings downgrade brought about by even modest property catastrophe losses or non-catastrophe losses of either property or liability in nature, Preserver has regularly purchased reinsurance programs with the design elements of low retentions and maximum available coverage. While this approach has achieved its stated objective, it has increased Preserver’s expense ratio due to the costs associated with the purchase of such coverage, particularly in relation to the size of Preserver’s books of business. We expect that Preserver’s profitability will improve as a result of Preserver’s integration into our reinsurance programs, combined with the elimination of the reinsurance programs that Preserver previously purchased.

During 2006, despite only a 1% increase in income before Federal income taxes, Preserver has continued to experience improvements in its combined ratio primarily as a result of lower loss ratios in its Preserver Insurance and Mountain Valley subsidiaries. The loss ratio for the nine months ended September 30, 2006 was 53.3% as compared to 57.1% for the nine months ended September 30, 2005. Loss ratios have improved for the nine months ended September 30, 2006 because of underwriting actions taken in earlier years including, but not limited to, the elimination of certain restaurant and transportation classes, a reduction in New York Labor Law exposures through the non-renewal of certain contractor classes and a continued focus on writing low to medium hazard business.

These positive results have been offset by a higher expense ratio, which is the result of softening market conditions that have lowered premium growth, the elimination of certain commercial multiple-peril and workers’ compensation business in the State of New York which Preserver believed no longer met its desired risk selection criteria, higher reinsurance costs and increased technology expenditures. The expense ratio for the nine months ended September 30, 2006 was 44.8% as compared to 42.7% for the nine months ended September 30, 2005.

The improvements in combined ratio increased Preserver’s income before Federal income taxes by $942,000 in the first nine months of 2006 as compared to the corresponding period of 2005. The combined ratio for the nine months ended September 30, 2006 was 98.1% as compared to 99.8% for the nine months ended September 30, 2005.

These improvements in the combined ratio have been offset by: (i) higher interest rates which have increased Preserver’s interest expense; and (ii) the loss of fee income associated with Preserver’s sale of Motor Club’s New Jersey personal automobile business renewal rights to a third party which ended early in 2006. These items reduced income before Federal income taxes by $902,000 in the first nine months of 2006 as compared to the corresponding period of 2005.

Despite the positive combined ratio trend during the first nine months 2006 and a higher yield on invested assets due to higher interest rates, net investment income decreased less than 1% in 2006 as compared to 2005, largely due to the reduction in invested assets as a result of the run-off of the Motor Club claims and elimination of certain commercial multiple-peril and workers’ compensation business in the State of New York.

Although Preserver has experienced premium growth in selected territories and lines of business in 2006, premium growth has proven increasingly difficult during this period as “soft” market conditions have become more pervasive (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Marketplace Conditions and Trends”) and the company made a concerted effort to concentrate on low to medium hazard business.  Preserver expects that such market conditions will persist into 2007 and beyond.  Preserver’s premium growth in recent years has been affected by its decision to withdraw from the New Jersey personal automobile market starting in 2004, the elimination of certain restaurant and transportation classes and a reduction in New York Labor Law exposures through the non-renewal of certain contractor classes.

The Preserver Purchase Agreement

The Preserver Purchase Agreement provides as follows:

Purchase Price Adjustments.   The base purchase price will be reduced by the amount (net of taxes) of expenses paid by Preserver in connection with the transaction (including any expenses of the sellers that are borne by Preserver), including certain amounts that are paid or payable to officers, directors and employees of Preserver in connection with the sale of Preserver and any amounts paid by Preserver to the sellers since June 30, 2006 (other than certain ordinary course payments such as directors’ fees and interest payments on debt owed to the sellers). The amount of this reduction is currently estimated to be $3.5 million. The base purchase price will also be increased or decreased, on a dollar for dollar basis, if Preserver’s adjusted stockholders’ equity (calculated as prescribed in the Stock Purchase Agreement) exceeds $63 million or is less than $57 million, respectively, as of the closing date. An additional purchase price may be payable approximately three years following the closing if Preserver has favorable development, as of the third anniversary of the last quarter-end prior to the closing date, on its June 30, 2006 reserves for losses and loss adjustment expenses. The amount of this additional purchase price will be 65% of any such favorable development but will not exceed $13 million. We have been discussing with the sellers of Preserver an amendment to the Preserver Purchase Agreement under which we would delete the provisions relating to the additional purchase price in consideration for increasing the purchase price payable at closing.  There can be no assurance that we and the sellers of Preserver will agree to such an amendment or that any amendment will be on the terms described above.

Representations and Warranties.   The Preserver Purchaser Agreement includes customary representations and warranties made by Preserver, including representations and warranties as to:

•       Preserver’s and its subsidiaries’ organization, good standing and authority to conduct their businesses;

•       matters relating to Preserver’s ability to enter into and perform its obligations under the Preserver Purchase Agreement, including:  the authorization, execution and delivery and enforceability of the Preserver Purchase Agreement; and the absence of conflicts with Preserver’s and its subsidiaries’ organizational documents, applicable laws or certain contracts;

•       approvals needed from governmental authorities to complete the transaction;

•       matters relating to Preserver, its financial statements and its financial condition, including: the capitalization and outstanding securities of Preserver and its subsidiaries; the financial statements of Preserver and its subsidiaries; the absence of undisclosed liabilities; the absence of certain changes since December 31, 2005; specified types of legal proceedings; and internal controls and procedures relating to accounting matters;

•       matters relating to Preserver’s and its subsidiaries’ compliance with law, possession of necessary permits from governmental authorities and regulatory compliance matters;

•       matters relating to Preserver’s and its subsidiaries’ insurance operations, including:  insurance agents; underwriting and claims handling; conduct in marketing, selling and issuing products; reinsurance and retrocessions, including finite reinsurance; and reserves for losses and loss adjustment expenses;

•       matters relating to other aspects of Preserver’s and its subsidiaries’ business, including:  material contracts; technology and intellectual property; real property; title to assets; sufficiency of assets and contract rights; investments; tax matters; labor, employee and employee benefit matters; matters under environmental laws; insurance coverage for Preserver’s and its subsidiaries’ operations; and ratings;

•       Preserver’s and its subsidiaries’ transactions with affiliates;

•       the expenses of Preserver in connection with the acquisition; and

•       certain other matters.

The representations and warranties in the Preserver Purchase Agreement are the product of negotiations among Tower, Preserver and the sellers and are for the sole benefit of the parties thereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties thereto in accordance with the Preserver Purchase Agreement without notice or liability to any other person. In some instances, the representations and warranties in the Preserver Purchase Agreement may represent an allocation among the parties thereto of risks associated with particular matters regardless of the knowledge of any of the parties thereto. Consequently, persons other than the parties to the Preserver Purchase Agreement may not rely upon the representations and warranties in the Preserver Purchase Agreement as characterizations of actual facts or circumstances as of the date of that agreement or as of any other date.

Survival of Representations and Warranties; Indemnification.   Most of the representations and warranties of Preserver and the sellers survive until eighteen months after the closing date. The representations and warranties relating to taxes and environmental matters survive for sixty days beyond the expiration of the applicable statute of limitations, and certain representations regarding the organization, good standing and authority to conduct business of Preserver and its subsidiaries, the authorization, execution, delivery and enforceability of the Preserver Purchase Agreement and other fundamental matters survive indefinitely. In the event of any inaccuracy or breach of any representation or warranty of Preserver or the sellers, or in the event that Preserver or the sellers breach their covenants under the agreement, we are entitled to indemnification from the Sellers, subject to a maximum of $25 million and to satisfaction of a threshold of $250,000 of aggregate losses and a “deductible” of $125,000 of aggregate losses before we are entitled to indemnification.

Covenants.   The Preserver Purchase Agreement includes customary covenants requiring Preserver and its subsidiaries to continue to conduct their business during the period between the signing of the agreement and the closing in the ordinary course consistent with past practice and to refrain from taking specified actions without our consent (which consent may not be unreasonably withheld), as well as other covenants of Tower and Preserver that are customary in a transaction of this nature.

We have the right under the Preserver Purchase Agreement to require Preserver to cause its subsidiaries to increase or decrease their reserves for losses and loss adjustment expenses immediately prior to the closing in an amount that we specify.

Preserver and the sellers have agreed to cease all discussions with other parties relating to any alternative business combination and not to solicit, initiate or encourage any proposal relating to an alternative business combination, provide confidential information to any party with respect to such a transaction or participate in any discussions or negotiations with respect to any such transaction.

Closing Conditions.   Our obligation to consummate the purchase of Preserver is subject to a number of conditions that must be satisfied or waived by us, including:

•       the accuracy of Preserver’s and the sellers’ representations and warranties when made and as of the closing date, except for any inaccuracies as of the closing date that would not, individually or in the aggregate, have a “material adverse effect” (as defined below);

•       the performance by Preserver and the sellers of their covenants under the Preserver Purchase Agreement;

•       the absence since December 31, 2005 of any material adverse effect or any event that would reasonably be expected to have a material adverse effect;

•       the absence of (i) any governmental orders, injunctions or decree prohibiting the transaction; (ii) any proceeding initiated by a governmental authority seeking to enjoin the transaction; and (iii) any law, order or decree that prohibits or makes illegal the consummation of the transaction;

•       the receipt of all required governmental approvals without any limitations, requirements or conditions that have or could reasonably be expected to have a material adverse effect or is, directly or indirectly, materially adverse to the business, assets, liabilities, financial condition and results of operations of Tower and its affiliates, taken as a whole; and

•       Patrick J. Haveron, Michael C. Haines and Ronald A. Libby shall remain officers or employees of Preserver and its subsidiaries serving in specified positions.

As used in the Preserver Purchase Agreement, “material adverse effect” means any event, occurrence, fact, circumstance, violation, development, change in or effect on Preserver or its subsidiaries that, individually or in the aggregate with any other event, occurrence, fact, circumstance, violation, development, change in or effect on Preserver or its subsidiaries is, directly or indirectly, materially adverse to the business, assets, liabilities, financial condition and results of operations of Preserver and its subsidiaries, taken as a whole (regardless of whether the impact of such event, occurrence, fact, circumstance, violation, development, change in or effect on the consolidated shareholders’ equity of Preserver is or will be reflected in the adjusted shareholders’ equity of Preserver for purposes of the purchase price adjustment described above). However, “material adverse effect” excludes any event, occurrence, fact, circumstance, violation, development, change or effect to the extent resulting from (a) general conditions applicable to the economy of the United States, including changes in interest rates, (b) conditions, including changes in applicable law, generally affecting the property and casualty insurance industry, but only if the effect of such condition is not disproportionately more adverse with respect to Preserver and its subsidiaries, taken as a whole, than the effect with respect to the property and casualty insurance generally or (c) the Preserver Purchase Agreement and the proposed loss portfolio transfer reinsurance agreement with CastlePoint Reinsurance described below and the transactions contemplated thereby (including without limitation any downgrade of Preserver’s subsidiaries’ ratings or placement of such ratings on watch (or similar designation) by A.M. Best resulting in any way from such agreements or the transactions contemplated thereby).

Termination.   The Preserver Purchase Agreement may be terminated in the following situations:

•       by the written consent of Tower and the sellers;

•       at the election of Tower or the sellers, if the closing has not occurred by June 30, 2007;

•       by either Tower or the sellers if a court issues an order permanently restraining, enjoining or otherwise prohibiting the acquisition of Preserver; or

•       by either Tower or the sellers if any condition to the obligations of the other party to close the transaction becomes incapable of fulfillment.

Continued Leadership.   Patrick J. Haveron and Michael C. Haines are expected to join our senior management upon closing of our acquisition of Preserver.

Patrick J. Haveron, President and Chief Executive Officer, Preserver.   Mr. Haveron joined Preserver in 1988 after working for Coopers & Lybrand from 1983 to 1988. Mr. Haveron is a member of Preserver’s Board of

Directors. Before becoming President of Preserver in 2004, Mr. Haveron served in a variety of financial and executive leadership roles with Preserver. Mr. Haveron received a B.S. in Accounting from the University of Scranton in 1983 and is a New Jersey licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New Jersey Society of Certified Public Accountants and Financial Executives International. Mr. Haveron is actively involved in industry matters including the Property Casualty Insurers Association of America, and he is a member of that association’s Board of Governors.

Michael C. Haines, Senior Vice President and Chief Financial Officer, Preserver.   Mr. Haines joined Preserver in March 2005. In addition to his responsibilities as Chief Financial Officer, Mr. Haines has assumed significant operational responsibilities including design and implementation of the recently deployed central processing office, along with executive responsibility for and coordination of the central processing office with local branch operations. Prior to joining Preserver, Mr. Haines spent twelve years at Amalgamated Life Insurance Company in New York and started his career at Ernst & Young in a variety of capacities in London, Cayman Islands and New York. Mr. Haines is a Fellow of the Institute of Chartered Accountants in England and Wales, a New York State licensed Certified Public Accountant, and a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the Association of Chartered Accountants in the United States.

Issuance of Preferred Stock to CastlePoint Reinsurance

On November 13, 2006, concurrently with the execution of the Preserver Purchase Agreement, we entered into a Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with a subsidiary of CastlePoint pursuant to which we agreed to issue and sell 40,000 shares of non-cumulative convertible perpetual Series A Preferred Stock (the “Preferred Stock”) to the subsidiary for aggregate consideration of $40 million. The transaction closed on December 4, 2006. We intend to redeem the Preferred Stock with a portion of the net proceeds of this offering and the proceeds of our concurrent offering of trust preferred securities. See “Business—Strategic Relationship and Agreements with CastlePoint.”

The foregoing summaries of the Preserver Purchase Agreement, the Preferred Stock Purchase Agreement and related documents are qualified in their entirety by reference to the full text of such agreements and related documents, which were filed as exhibits to our current report on Form 8-K filed with the SEC on November 17, 2006.

In connection with the acquisition of Preserver, we have been discussing with CastlePoint Reinsurance the terms of a possible Loss Portfolio Transfer Reinsurance Agreement (“LPT”) between CastlePoint Reinsurance and the insurance subsidiaries of Preserver.  Under the LPT, which would be entered into immediately before the closing of the Preserver acquisition, CastlePoint Reinsurance would reinsure 75% of the ultimate net reserves for losses and loss adjustment expenses of the Preserver insurance companies as of the closing date of the acquisition for accident years 2006 and prior.  The premium that we have been discussing for this cover is estimated to be 75% of the amount of the carried net reserves as of December 31, 2006 plus an additional amount in the range of $14 to $16 million. The total premium will be adjusted for loss payments and any reserve strengthening by Preserver from December 31, 2006 up to the effective date of the LPT cover relating to loss occurrences on or before December 31, 2006.  The terms we have been discussing with CastlePoint Reinsurance would also include a profit commission payable to the Preserver insurance companies in the event and to the extent that the net reserves as of December 31, 2006 prove not to be deficient or are deficient by less than an amount to be determined.  We expect that the LPT would not affect our stockholders’ equity.  However, we do not have a signed agreement with CastlePoint Reinsurance, and the premium, limits of coverage, terms of the profit sharing commission and other terms of the LPT will not be finalized until after Preserver’s reserves for losses and loss adjustment expenses as of December 31, 2006 have been determined.  The terms of the LPT agreement would be subject to regulatory approval.  Accordingly, there can be no assurance that CastlePoint Reinsurance will agree to provide an LPT cover or that the terms of any LPT cover will be on the terms described above.

DIVIDEND POLICY

Our Board of Directors has historically authorized the payment of quarterly dividend of $0.025 per share of common stock to our stockholders of record. Any determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant.

We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of TICNY and TNIC, and, once acquired, the subsidiaries of Preserver, to pay dividends to us. Each of these companies is subject to significant regulatory restrictions limiting their ability to declare and pay dividends.

The New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY’s policyholders’ surplus as shown on its latest statutory financial statements filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months. In addition, dividends may only be paid out of earned surplus. TICNY declared approximately $2,050,000, $850,000 and $363,000 in dividends to Tower in 2005, 2004, and 2003, respectively. As of September 30, 2006, the maximum amount of distributions that TICNY could pay to its parent without approval of the New York State Insurance Department was $11.3 million.

The Massachusetts Division of Insurance must approve any dividend declared or paid by TNIC that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC’s own securities, exceeds the greater of (1) 10% of TNIC’s policyholders’ surplus as of the end of the preceding calendar year or (2) TNIC’s net income for the next preceding calendar year, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. In addition, dividends may only be paid out of unassigned funds. As of September 30, 2006, TNIC had unassigned funds of approximately $100,000, which is the maximum dividend it could pay without the approval of the Massachusetts Division of Insurance.

The New Jersey Department of Banking and Insurance must approve any dividend declared or paid by Preserver Insurance, that, together with all dividends declared or distributed by Preserver Insurance during the preceding twelve months, exceeds the lesser of (1) 10% of Preserver Insurance’s policyholders’ surplus as of the previous December 31 or (2) 100% of the net income, not including realized capital gains, for the twelve month period ending on the previous December 31. In addition, dividends may only be paid out of earned surplus. As of September 30, 2006, the maximum amount of distributions that Preserver Insurance could pay without approval of the New Jersey Department of Banking and Insurance was $3.5 million.

The New Hampshire Insurance Department must approve any dividend declared or paid by Mountain Valley that together with all dividends declared or distributed by Mountain Valley during the preceding twelve months exceeds 10% of Mountain Valley’s surplus as regards policyholders as of the previous December 31. As of September 30, 2006, the maximum amount of distributions that Mountain Valley could pay without approval of the New Hampshire Insurance Department was $1.2 million.

The Maine Bureau of Insurance must approve any dividend declared or paid by North East that exceeds the greater of (1) 10% of North East’s Insurance’s policyholders’ surplus as of the end of the preceding calendar year or (2) North East Insurance’s net gain from operations for the preceding calendar year. The Maine Bureau of Insurance must also approve any dividend or distribution declared by a domestic insurer at any time within 5 years following any acquisition of control of such domestic insurer or by any person controlling that insurer if it has not been approved by a number of continuing directors equal to a majority of the continuing directors in office immediately preceding that acquisition of control. Dividends paid from other than unassigned funds can be paid after providing 60 days notice to the Bureau and receiving no disapproval or receiving approval during that period from the Bureau. In addition, dividends may only be paid out of unassigned funds. As of September 30, 2006, the maximum amount of distributions that North East could pay without approval of the Maine Bureau of Insurance was $1.4 million.

Pursuant to the terms of the subordinated debentures underlying our trust preferred securities, Tower and its subsidiaries cannot declare or pay any dividends if we are in default of or if we have elected to defer payments of interest on those debentures.

Pursuant to the terms of the Preferred Stock, we may not declare or pay dividends on our common stock in any period unless the dividends on the Preferred Stock have been declared and paid for that period.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq under the ticker symbol “TWGP.”

The high and low sales prices for quarterly periods from October 20, 2004 (the Company’s IPO date) through December 31, 2006 as reported by the Nasdaq were as follows:

	2006		2005		2004
	High	Low	High	Low	High	Low
First Quarter	$24.46	$16.80	$14.27	$10.56
Second Quarter	$32.00	$22.50	$15.75	$10.05
Third Quarter	$34.47	$25.87	$17.14	$13.75
Fourth Quarter	$36.49	$29.18	$23.45	$14.30	$12.55	$8.50

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2006 on an actual basis and

•       as adjusted for (i) our issuance of $40 million (net of placement fees in the amount of $400,000) of Preferred Stock to a subsidiary of CastlePoint and (ii) our assumption of $12 million of Preserver’s trust preferred securities; and

•       as adjusted for our issuance of $20 million in trust preferred securities concurrently with this offering and our issuance 2,704,000 shares of common stock in this offering.

We intend to give CastlePoint notice of redemption of the Preferred Stock when we price this offering of common stock. The redemption will be subject to the closing of this offering and the concurrent offering of trust preferred securities.

You should read this table in conjunction with “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted for Preferred Stock and Acquisition	As Adjusted For this Offering and the Concurrent Trust Preferred Securities Offering
	($ in thousands)
Debt Outstanding:
Subordinated Debentures	$68,045	$80,045	$100,664
Stockholders’ Equity:
Common Stock, par value $.01 per share, 40,000,000 shares authorized and 20,005,758 shares issued and 19,982,038 shares outstanding	200	200	227
Series A preferred stock ($0.01 par value; 2,000,000 shares authorized; 40,000 shares issued and outstanding; liquidation preference $1,000 per share, net $0.4 million issuance costs)	—	39,600	—
Paid-in capital	112,824	112,824	192,072
Accumulated other comprehensive net income	(1,108)	(1,108)	(1,108)
Retained earnings	62,789	62,789	62,789
Treasury Stock (23,720 shares)	(179)	(179)	(179)
Total stockholders’ equity	$174,526	$214,126	$253,801
Total Capitalization	$242,571	$294,171	$354,465

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial information for the periods ended and as of the dated indicated. The selected unaudited consolidated income statement data for the three months ended September 30, 2006 and 2005 and for the nine months ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 are derived from our unaudited financial statements that have been included elsewhere in this prospectus supplement, which have been prepared in accordance with GAAP. These historical results are not necessarily indicative of results to be expected from any future period.

The selected consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 are derived from our audited financial statements included elsewhere in this prospectus supplement, which have been prepared in accordance with GAAP and have been audited by Johnson Lambert & Co. LLP, our independent public accounting firm. The selected consolidated income statement data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003 and 2002 are derived from our audited financial statements, which have been prepared in accordance with GAAP and have been audited by Johnson Lambert & Co. LLP, our independent public accounting firm. The selected consolidated balance sheet data as of December 31, 2001 are derived from our unaudited financial statements. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information along with the information contained in this document, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus supplement and incorporated by reference in this prospectus supplement.

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	2005	2004	2003	2002	2001
	($ in thousands, except share and per share amounts)
Income Statement Data
Gross premiums written	$99,810	$72,821	$311, 597	$221,495	$300,107	$177,766	$134,482	$106,740	$59,698
Ceded premiums written	48,150	21,430	131,586	65,558	88,325	79,691	105,532	79,411	48,372
Net premiums written	$51,660	$51,391	$180,011	$155,937	$211,782	$98,075	$28,950	$27,329	$11,326
Net premiums earned	$52,366	$45,324	$168,908	$112,933	$164,436	$45,564	$22,941	$26,008	$6,974
Reinsurance commissions	13,171	6,845	30,550	18,021	25,218	39,983	35,605	21,872	10,456
Managing general underwriting agency	1,243	3,418	5,274	10,541	14,103	16,381	12,830	12,428	14,419
Net investment income	5,923	4,131	15,875	10,479	14,983	5,070	2,268	1,933	828
Realized gains	32	(15)	(84)	214	122	13	493	95	69
Policy billing fees	286	234	830	671	892	679	545	376	144
Total revenues	73,021	59,937	221,353	152,859	219,754	107,690	74,682	62,712	32,890
Losses and loss adjustment expenses	30,392	26,512	105,026	66,587	96,614	27,060	15,071	16,356	5,339
Acquisition expense	15,309	11,277	43,654	30,738	43,839	32,825	26,158	19,187	12,540
Operating expense(1)	13,127	12,068	38,718	30,265	42,632	29,954	22,337	17,279	14,388
Interest expense	1,863	1,296	5,066	3,567	4,853	3,128	1,462	122	73
Total expenses	60,691	51,153	192,464	131,157	187,938	92,967	65,028	52,944	32,340
Equity in unconsolidated affiliate	418	—	364	—	—	—	—	—	—
Gain from issuance of common stock by unconsolidated affiliate	—	—	7,883	—	—	—	—	—	—

Warrant received from unconsolidated affiliate	—	—	4,605	—	—	—	—	—	—
Income before income taxes	12,748	8,784	41,741	21,702	31,816	14,723	9,654	9,768	550
Income tax expense (benefit)	4,292	3,076	14,490	7,512	11,062	5,694	3,374	4,135	189
Net income (loss)	$8,456	$5,708	$27,251	$14,190	$20,754	$9,029	$6,280	$5,633	$361
Net income (loss) available to common stockholders	$8,456	$5,708	$27,251	$14,190	$20,754	$9,029	$6,122	$5,318	$46
Return on average equity
Per Share Data
Basic earnings per share	$0.43	$0.29	$1.38	$0.73	$1.06	$1.23	$1.37	$1.18	$0.01
Diluted earnings per share	$0.42	$0.28	$1.36	$0.71	$1.03	$1.06	$1.09	$0.94	$0.01
Basic weighted average shares outstanding	19,776,188	19,575,728	19,734,365	19,550,722	19,571,081	7,335,286	4,453,717	4,500,000	4,500,000
Diluted weighted average shares outstanding	20,074,058	20,161,873	20,032,256	20,119,280	20,147,073	8,565,815	5,708,016	5,761,949	4,621,115
Selected Insurance Ratios
Gross loss and the expense ratio (2)	53.1%	56.0%	57.0%	56.6%	56.8%	55.2%	60.8%	63.8%	73.0%
Gross expense ratio (3)	28.8%	31.0%	28.3%	30.9%	30.8%	31.1%	30.0%	31.0%	33.8%
Gross combined ratio (4)	81.9%	87.0%	85.3%	87.5%	87.6%	86.3%	90.8%	94.8%	106.8%
Net loss and the expense ratio (5)	58.0%	58.5%	62.2%	59.0%	58.8%	59.4%	65.7%	62.9%	76.6%
Net expense ratio (6)	25.7%	29.3%	26.2%	29.3%	29.3%	16.2%	4.4%	18.5%	25.7%
Net combined ratio (7)	83.7%	87.8%	88.4%	88.3%	88.1%	75.6%	70.1%	81.4%	102.3%

	As of September 30,	As of December 31,
	2006				2002	2001
	(unaudited)	2005	2004	2003	(unaudited)	(unaudited)
	($ in thousands, except share and per share amounts)
Selected Balance Sheet Data
Cash and cash equivalents	$40,533	$38,760	$55,201	$30,339	$3,399	$13,186
Investments at fair market value	445,723	358,599	228,434	57,349	39,618	17,771
Reinsurance recoverable	108,515	104,811	101,173	84,760	55,110	33,085
Deferred acquisition costs, net	34,783	29,192	18,740	573	—	—
Intangible assets	5,830	5,835	4,978	—	—	—
Total assets	841,463	657,457	494,147	286,592	186,116	124,008
Reserve for losses and loss adjustment expenses	279,600	198,724	128,722	99,475	65,688	37,637
Unearned premium	204,666	157,779	95,505	70,248	57,012	37,202
Subordinated debentures	68,045	47,426	47,426	29,208	3,000	3,000
Total stockholders’ equity	174,526	144,822	129,447	13,061	9,067	3,336
Per Share Data
Book value per share(8)	$8.73	$7.29	$6.56	$2.96	$2.01	$0.74
Diluted book value per share(9)	$8.59	$7.16	$6.45	$2.38	$1.62	$0.61

(1)          Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in our insurance companies) as well as other insurance services expenses (which are general administrative expenses related to insurance services operations).

(2)          The gross loss ratio is calculated by dividing gross losses (consisting of losses and loss adjustment expenses) by gross premiums earned.

(3)          The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.

(4)          The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.

(5)          The net loss ratio is calculated by dividing net losses by net premiums earned.

(6)          The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned. Because the ceding commission revenue we earn on our ceded premiums has historically been higher than our expenses incurred to produce those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross underwriting expense ratio under GAAP.

(7)          The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.

(8)          Book value per share is based on total stockholders’ equity divided by basic shares outstanding.

(9)          Diluted book value per share is calculated based on total stockholders’ equity divided by the sum of the number of shares of common stock outstanding plus the appropriate common stock equivalents for stock options, warrants and restricted stock using the treasury stock method.

SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR PRESERVER

The following table sets forth selected historical consolidated financial information for Preserver for the periods ended and as of the dated indicated. The selected unaudited consolidated income statement data for the nine months ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 are derived from Preserver’s unaudited financial statements that are incorporated by reference in this prospectus supplement, which have been prepared in accordance with GAAP. These historical results are not necessarily indicative of results to be expected from any future period.

The selected consolidated income statement data for the year ended December 31, 2005 and the balance sheet data as of December 31, 2005 are derived from Preserver’s audited financial statements that have been incorporated by reference in this prospectus supplement, which have been prepared in accordance with GAAP and have been audited by BDO Seidman, LLP, Preserver’s independent public accounting firm. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information along with the information contained in this document, including “Acquisition of Preserver—Recent Results of Operations of Preserver” and the consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	For the nine months ended September 30,		For the year ended
	2006 (unaudited)	2005 (unaudited)	December 31, 2005
	($ in thousands, except share and per share amounts)
Income Statement Data
Gross premiums written	$64,562	$65,834	$88,553
Ceded premiums written	8,845	9,799	13,459
Net premiums written	$55,717	$56,035	$75,094
Net premium earned	$56,593	$62,033	$81,461
Net investment income	3,878	3,902	5,221
Net realized gains (losses) on sale of investments	5	(3)	(22)
Other revenues	277	798	881
Total revenues	60,753	66,730	87,541
Losses and loss adjustment expenses	30,169	35,390	44,765
Operating expenses	25,365	26,526	36,644
Settlement and curtailment of pension plan			10,720
Interest expense	3,047	2,666	3,698
Total expenses	58,581	64,582	95,827
Income (loss) before income taxes	2,172	2,148	(8,286)
Income tax expense (benefit)	540	(3,043)	(6,253)
Net income (loss)	$1,632	$5,191	$(2,033)
Return on average equity	7.65%	25.12%	(7.66)%
Selected Insurance Ratios
Net loss ratio	53.3%	57.1%	55.0%
Net underwriting expense ratio	44.8%	42.7%	45.0	%(1)
Net combined ratio	98.1%	99.8%	100.0%

	As of September 30,	As of December 31,
	2006 (unaudited)	2005
	($ in thousands, except share and per share amounts)
Selected Balance Sheet Data
Cash and cash equivalents	$10,184	$5,352
Investments at fair market value	110,986	126,607
Reinsurance recoverable	28,227	23,615
Deferred acquisition costs, net	13,220	13,140
Intangible assets	1,424	1,424
Total assets	212,460	220,425
Reserve for losses and loss adjustment expenses	88,700	93,623
Unearned premium	41,344	42,573
Long-term debt obligations	42,754	42,754
Total stockholders’ equity	$29,306	$27,580

(1)                Excludes one-time costs for settlement and curtailment of pension plan.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On November 13, 2006, Tower Group, Inc. (“Tower”) entered into a Stock Purchase Agreement (the “Agreement”) to acquire all the outstanding shares of common stock of Preserver Group, Inc. (“Preserver”) for a base purchase price of approximately $68.3 million, subject to certain closing adjustments and receipt of regulatory approvals. The closing is expected to occur during the first quarter of 2007. The Agreement provides for using a portion of the proceeds to pay off certain debt owed to Preserver shareholders and to settle Preserver’s direct transaction costs. These transactions have been reflected in the unaudited pro forma condensed consolidated balance sheet as if completed as of September 30, 2006 and in the unaudited condensed consolidated statements of income and comprehensive net income as if it had occurred at the beginning of the period presented. The Preserver consolidated financial statements will be included as an exhibit in a report on Form 8-K to be filed by us.

The following unaudited pro forma condensed consolidated financial information consolidates the historical consolidated statements of income and consolidated balance sheet of Tower and the historical consolidated statements of income and consolidated balance sheet of Preserver. Those historical financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The unaudited pro forma condensed consolidated financial information has been prepared using the assumptions described in the notes thereto.

The unaudited pro forma condensed consolidated financial information below should be read in conjunction with the notes thereto and the historical consolidated financial statements of Preserver, including the notes thereto, which are also included as an exhibit to the Form 8-K with which this financial information is filed, as well as in conjunction with the historical consolidated financial information of Tower included in its Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2006. This unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition been effective during the periods presented or of the future financial position or future results of operations of the consolidated company. The consolidated financial information as of September 30, 2006 and for the periods that are presented may have been different had the companies actually been consolidated as of that date or during those periods due to, among other factors, possible revenue enhancements, expense efficiencies and integration costs. Additionally, as discussed in Note 1, the actual allocation of the purchase price to the acquired assets and liabilities may vary materially from the assumptions used in preparing the unaudited pro forma condensed consolidated financial information.

TOWER GROUP, INC.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
September 30, 2006
($ in thousands, except par value and share amounts)

			Pro Forma	Pro Forma
	Historical	Historical	Purchase	Financing			Pro Forma
	Tower	Preserver	Adjustments	Adjustments	Notes		Consolidated
Assets
Investments & cash	$486,256	$121,170	$(68,250)	$	2		$
			3,479		2, 3(a	)
			(2,100)		2, 3(a	)
				70,000	2(i), 3(a	)
				(5,364)	2(i), 3(a	)
				20,619	2(i), 3(a	)
				39,600	2(i), 3(a	)
				(40,000)	2(i), 3(a	)	625,410
Investment income receivable	4,123	—	—	—			4,123
Agents’ balances receivable	55,245	28,257	—	—			83,502
Assumed premiums receivable	4,910	—	—	—			4,910
Reinsurance recoverable	108,515	28,227	—	—	3(h), 3(b	)	136,742
Receivable—claims paid by agency	3,633	—	—	—			3,633
Prepaid reinsurance premiums	79,102	3,572	—	—			82,674
Deferred acquisition costs net of deferred ceding commission revenue	34,783	13,220	—	—			48,003
Federal and state income taxes recoverable	3,134	321	887	—	3(c	)	4,342
Deferred income taxes	242	8,027	1,517	—	3(c	)	9,786
Intangible assets	5,830	—	10,243	—	3(d	)
			5,200	—	3(d	)	21,273
Goodwill	—	1,424	(1,424)	—	3(e	)	—
Fixed assets, net of accumulated depreciation	23,912	5,938	(2,533)	—	3(g	)	27,317
Investment in unconsolidated affiliate	27,436	—	—	—			27,436
Other assets	4,342	2,304	—	—			6,646
Total Assets	$841,463	$212,460	$(52,981)	$84,855			$1,085,797
Liabilities
Loss and loss adjustment expenses	$279,600	$88,700	$—	—	3(h	)	$368,300
Unearned premium	204,666	41,344	—	—			246,010
Reinsurance balances payable	24,851	6,246	—	—			31,097
Payable to issuing carriers	1,818	—	—	—			1,818
Funds held as agent	8,195	—	—	—			8,195
Funds held under reinsurance agreements	57,024	—	—	—			57,024
Accounts payable and accrued expenses	12,179	4,110	3,660	—	3(a	)	19,949
Payable to selling shareholders			3,419	—	3(f	)	3,419
Deferred rent	6,040	—	—	—			6,040
Payable for securities	939	—	—	—			939
Other liabilities	3,580	—	—	—			3,580
Long-term debt		30,754	(30,754)	—	3(a	)	—
Subordinated debentures	68,045	12,000	—	20,619	2(i), 3(a	)	100,664
Total Liabilities	666,937	183,154	(23,675)	20,619			847,035
Stockholders’ Equity
Common Stock ($0.01 par value per share)	200	1,062	(1,062)	25	3(i), 3(a	)	225
Preferred stock ($1,000 liquidation preference per share)		—	—	39,600	2(i), 3(a	)	—
				(39,600)	2(i), 3(a	)
Paid-in-capital	112,824	888	(888)	—	3(i	)
			—	(400)	3(a	)
			—	69,975	2(i), 3(a	)
			—	(5,364)	2(i), 3(a	)	177,035
Accumulated other comprehensive net income	(1,108)	(1,918)	1,918	—	3(i	)	(1,108)
Retained earnings	62,789	29,274	(29,274)	—	3(i	)	62,789
Treasury stock	(179)	—	—	—			(179)
Total Stockholders’ Equity	174,526	29,306	(29,306)	64,236			238,762
Total Liabilities and Stockholders’ Equity	$841,463	$212,460	$(52,981)	$84,855			$1,085,797

TOWER GROUP, INC.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2006

($ in thousands, except per share amounts)

	Historical Tower	Historical Preserver	Pro Forma Purchase Adjustments	Pro Forma Financing Adjustments	Notes	Pro Forma Consolidated
Revenues
Net premiums earned	$168,908	$55,758	$—	$—		$224,666
Ceding commission revenue	30,550	1,552	—	—		32,102
Insurance services revenue	5,274	—	—	—		5,274
Net investment income	15,875	3,878	—	866	3(k)	20,619
Net realized gains (losses) on investments	(84)	5	—	—		(79)
Policy billing fees	830	835	—	—		1,665
Other revenus	—	277	—	—		277
Total revenues	221,353	62,305	—	866		284,524
Expenses
Loss and loss adjustment expenses	105,026	30,169	—	—		135,195
Direct commission expense	43,654	—	—	—		43,654
Other operating expenses	38,718	26,917	—	—
			253	—	3(d)
			(894)	—	3(l)
			(218)	—	3(g)	64,776
Interest Expense	5,066	3,047	(2,174)		3(i)
			—	1,243	3(j)	7,182
Total expenses	192,464	60,133	(3,033)	1,243		250,807
Other Income
Equity increase in unconsolidated affiliate	364	—	—	—		364
Gain from issuance of common stock by unconsolidated affiliate	7,883	—	—	—		7,883
Warrant received from unconsolidated affiliate	4,605	—	—	—		4,605
Income before income taxes	41,741	2,172	3,033	(377)		46,569
Income tax expense	14,490	540	1,062	(132)	3(m)	15,960
			22	—	3(m)	22
Net Income	$27,251	$1,632	$1,949	$(245)		$30,587
Earnings Per Share
Basic earnings per common share	$1.38					$1.38
Diluted earnings per common share	$1.36					$1.36
Weighted-Average Common Shares Outstanding:
Basic	19,734,365					22,122,365
Diluted	20,032,256					22,420,256

TOWER GROUP, INC.
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
For the Twelve Months Ended December 31, 2005
($ in thousands, except per share amounts)

	Historical Tower	Historical Preserver	Pro Forma Purchase Adjustments	Pro Forma Financing Adjustments	Notes	Pro Forma Consolidated
Revenues
Net premiums earned	$164,436	$80,272	$—	$—		$244,708
Ceding commission revenue	25,218	—	—	—		25,218
Insurance services revenue	14,103	—	—	—		14,103
Net investment income	14,983	5,221	—	1,052	3(k)	21,256
Net realized gains (losses) on investments	122	(22)	—	—		100
Policy billing fees	892	1,189	—	—		2,081
Other revenues	—	881	—	—		881
Total revenues	219,754	87,541		1,052		308,347
Expenses
Loss and loss adjustment expenses	96,614	44,765	—	—		141,379
Direct commission expense	43,839	—	—	—		43,839
Other operating expenses	42,632	36,644	—	—
			337	—	3(d)
			(1,205)	—	3(l)
			(291)	—	3(g)	78,117
Settlement and curtailment—pension plan	—	10,720	—	—		10,720
Interest Expense	4,853	3,698	(2,750)	—	3(j)
				1,658	3(j)	7,459
Total expenses	187,938	95,827	(3,909)	1,658		281,514
Other Income
Equity increase in unconsolidated affiliate	—	—	—	—		—
Gain from issuance of common stock by unconsolidated affiliate	—	—	—	—		—
Warrant received from unconsolidated affiliate	—	—	—	—		—
Income before income taxes	31,816	(8,286)	3,909	(606)		26,833
Income tax expense	11,062	(6,253)	1,368	(212)	3(m)	5,965
			(82)	—	3(m)	(82)
Net Income	$20,754	$(2,033)	$2,623	$(394)		$20,950
Earnings Per Share
Basic earnings per common share	$1.06					$0.95
Diluted earnings per common share	$1.03					$0.93
Weighted-Average Common Shares Outstanding:
Basic	19,571,081					21,959,081
Diluted	20,147,073					22,535,073

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.   BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial information gives effect to the proposed acquisition as if it had occurred at September 30, 2006 for the purposes of the unaudited pro forma condensed consolidated balance sheet and at January 1, 2006 and January 1, 2005 for the purposes of the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The unaudited pro forma condensed consolidated financial information has been prepared by Tower’s management and is based on Tower’s historical consolidated financial statements and Preserver’s historical consolidated financial statements, which have been prepared by Preserver. Certain amounts from Preserver’s historical consolidated financial statements have been reclassified to conform to the Tower presentation

This unaudited pro forma condensed consolidated financial information is prepared in conformity with GAAP. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 and the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been prepared using the following information:

(a)          Unaudited historical consolidated financial statements of Tower as of September 30, 2006 and for the nine months ended September 30, 2006;

(b)         Unaudited historical consolidated financial statements of Preserver as of September 30, 2006 and for the nine months ended September 30, 2006;

(c)          Audited historical consolidated financial statements of Tower for the year ended December 31, 2005;

(d)         Audited historical consolidated financial statements of Preserver for the year ended December 31, 2005; and

(e)          Such other supplementary information as considered necessary to reflect the acquisition in the unaudited pro forma condensed consolidated financial information.

The pro forma adjustments reflecting the acquisition of Preserver under the purchase method of accounting are based on certain estimates and assumptions. The unaudited pro forma condensed consolidated adjustments may be revised as additional information becomes available. The actual adjustments upon consummation of the acquisition and the allocation of the final purchase price of Preserver will depend on a number of factors, including additional financial information available at such time, changes in values and changes in Preserver’s operating results between the date of preparation of this unaudited pro forma condensed consolidated financial information and the effective date of the acquisition. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. Tower’s management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information does not include the anticipated financial benefits or expenses from operating expense efficiencies or revenue enhancements

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

1.   BASIS OF PRESENTATION (Continued)

arising from the acquisition nor does the unaudited pro forma condensed consolidated financial information include the portion of restructuring and integration costs to be incurred by Tower, except for certain fair value adjustments, interest expense and directors fees which have been eliminated as a consequence of the completion of the acquisition.

The unaudited pro forma condensed consolidated financial information is not intended to reflect the results of operations or the financial position that would have resulted had the acquisition been effected on the dates indicated and if the companies had been managed as one entity. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements of Tower included in Tower’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2006, as well as  the historical consolidated financial statements of Preserver which are also included as an exhibit to the separately filed Form 8-K.

2.   PURCHASE PRICE AND FINANCING CONSIDERATIONS

Pursuant to the Agreement, Tower will pay Preserver a base purchase price of approximately $68.3 million at the closing to acquire all of the outstanding shares of capital stock of Preserver and to redeem $30.8 million of debt to Preserver’s shareholders and settle $3.5 million of Preserver’s transaction costs. The net amount paid to Preserver’s shareholders at the closing is expected to be $64.8 million. The closing is expected to occur during the first quarter of 2007. This purchase price is subject to certain adjustments, including adjustments based on differences between estimated and actual adjusted stockholders’ equity at closing. The potential purchase price adjustments are more fully described in the Agreement.

The financing related to the cash portion of the purchase price will be finalized as a consequence of the completion of this offering and may include the use of preferred stock, common stock and trust preferred securities.

The pro forma financial information included herein reflects management’s best estimate of the forms and amounts of financing at the time this pro forma financial information was prepared. The actual form of financing of the acquisition may involve different forms of financing and/or different amounts of the same financing vehicles. These differences in form and amount of financing could result in materially different pro forma adjustments than those presented in this pro forma financial information. The pro forma financial information presented herein is based upon the following:

(i)             On November 13, 2006, Tower entered into a Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with CastlePoint Reinsurance Company, Ltd. (“CastlePoint Reinsurance”) pursuant to which the Company agreed to issue and sell 40,000 shares of non-cumulative, perpetual series A preferred stock (the “Preferred Stock”) to CastlePoint Reinsurance for an aggregate consideration of $40 million. On December 4, 2006, Tower received $39.6 million in net proceeds after issuance costs from CastlePoint Reinsurance in full payment for the preferred stock. The preferred stock has a liquidation preference of $1,000 per share. Dividends will be non-cumulative and will be payable quarterly at the rate of 8.66% per annum. The Preferred Stock is redeemable by the Company at any time, in whole or

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

2.   PURCHASE PRICE AND FINANCING CONSIDERATIONS (Continued)

in part, at a price per share equal to the liquidation preference plus declared and unpaid dividends. In December 2006, CastlePoint Reinsurance and Tower entered into discussion to redeem the entire 40,000 shares of Preferred Stock at the time of this offering. The pro forma financial information assumes that the Company successfully completes an underwritten public offering of $70 million of common stock and that the preferred stock will be redeemed with funds raised from the common stock offering and from a $20.6 million trust preferred offering as discussed below.

The unaudited pro forma condensed consolidated statements of income reflect the impact of these financing arrangements using Tower’s current borrowing rates for such types of securities and the actual dividend rate included in the preferred stock purchase agreement with CastlePoint Reinsurance. The estimated issuance costs for the trust preferred securities and equity is approximately $5.0 million, which represents a 5% underwriting discount and 1% for other issuance costs for the equity issuance and a 2% placement fee for the issuance of the trust preferred securities and .25% for other issuance costs. Actual borrowing and issuance costs may vary from such estimates which are based on the best information available at the time the unaudited pro forma condensed consolidated financial information was prepared. Changes in interest rates and credit spreads could change the assumed borrowing rate for the trust preferred securities.

On November 16, 2006, Tower Group, Inc. filed a shelf registration on Form S-3 for $60 million of equity securities with the Securities and Exchange Commission. On January 11, 2007, Tower amended that registration statement to increase the amount registered to $81 million. The pro forma financial information assumes that the amount raised was increased to $70 million subsequent to the original shelf Registration Statement.

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

2.   PURCHASE PRICE AND FINANCING CONSIDERATIONS (Continued)

For purposes of presentation in the unaudited pro forma condensed consolidated financial information, the financing of the acquisition and allocation of purchase price is assumed to be as follows:

($ in thousands)

	Pro forma Footnote		Anticipated Financing	Range of Potential Financing	Interest/Dividend Rate	Interest/ Dividend Annual $
Sources (in thousands):
Tower Group, Inc. Common Stock (A)			$70,000.0	$60,000–$81,000	$0.10 per share	$281.3
Trust Preferred Securities (B)	2	(i)	20,619.0	$12,000–30,000	8.039%	1,657.6
Preferred Stock	2	(i)	40,000.0	Executed on 12/4/2006	8.660%	3,464.0
Total Sources of funds:			$130,619.0
Uses:
Debt Issuance Costs ($20.6 million x 2.25%) (A)	3	(a)	$463.9
Equity Issuance Costs (A)	3	(a)	4,500.0
Preferred Stock Issuance Costs on 12-4-06			400.0
Purchase Price Paid to Preserver	2		66,871.0
General Corporate Purposes (C)			18,384.1
Preferred Stock Repayment	2	(i)	40,000.0
Total Uses of funds			$130,619.0
Purchase Price
Purchase Price Paid to Preserver			$64,771.0
Other transaction costs	3	(a)	2,100.0
Total Purchase Price			66,871.0
Allocation of Purchase Price (D)
Book value of Preserver at 9/30/2006			$29,306.0
Preserver Shareholder Debt Repayment			30,754.0
Less Accrual for Preserver transaction costs net of tax			(2,379.0)
Estimated Fair Value Adjustments			12,608.6
Estimated Fair Value of New Assets Acquired			70,289.6
Estimated Payable to Selling Shareholders (E)			(3,418.6)

(A)        Common stock dividend rates are set annually and are not reflected in the unaudited pro forma condensed consolidated financial information.

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

2.   PURCHASE PRICE AND FINANCING CONSIDERATIONS (Continued)

(A)        The issuance costs are an estimate that the Company expects to incur as a result of the $70 million offering of common stock and the $20.6 million offering of trust preferred securities. Issuance costs will change based upon the final amounts raised.

(B)         Debt securities are expected to consist of subordinated debentures underlying trust preferred securities, which may be fixed or floating rate debt.

The interest rate estimate noted above, which has been used to calculate the impact of the financing on the pro forma financial information, reflects the range associated with such potential issuances and is based on Tower’s borrowing rates at the time of the preparation of the pro forma financial information. The actual interest rates may differ from those estimated above.

Tower’s borrowing rates are sensitive to changes in risk-free rates and credit spreads. An increase in composite interest rates of one-quarter of one percent on debt issuances would result in an increase in annual interest expense of $50 thousand and the related impact on earnings per share would be minor.

(C)         The remaining funds will be used for general corporate purposes. On December 8, 2006, the Company contributed $39.6 million to TICNY from the proceeds of the issuance of preferred stock which in turn will be used to fund approximately $25 million towards the acquisition of Preserver and will invest the remaining funds.

(D)       The purchase price is allocated to balance sheet assets acquired (including identifiable intangible assets arising from the acquisition) and liabilities assumed based on their estimated fair value. The fair value adjustments to the Preserver historical consolidated balance sheet in connection with the acquisition are described below in Note 3.

(E)         As described more fully in footnotes 3(b) and 3(f), the Company is considering entering into a reinsurance agreement which may cause the estimate of goodwill and the estimate for the payable to the selling shareholders in this pro forma financial information to be materially different at the closing date. Due to the uncertainty of Preserver reaching agreeable terms with respect to the reinsurance agreement, an estimated liability for a payable to selling shareholders has been recorded in accordance with FASB 141, paragraph 46 which requires the Company to record a liability for the excess of the fair value of new assets acquired in a business combination over the purchase price. This liability is only recorded for a business combination involving a contingent consideration agreement that might result in the recognition of an additional element of cost of the acquired entity when the contingency is resolved.

3.   PRO FORMA ADJUSTMENTS

Adjustments

As discussed above, these pro forma adjustments are based on certain estimates and assumptions made as of the date of the unaudited pro forma condensed consolidated financial information. The actual adjustments will depend on a number of factors, including changes in the estimated fair value of net balance sheet assets and operating results of Preserver between September 30, 2006 and the effective date of the acquisition. Tower expects to make such adjustments at the effective date of the acquisition. These adjustments may be different from the adjustments made to prepare the unaudited pro forma condensed consolidated financial information and such differences may be material.

(a)           The pro forma financing adjustments represent funds raised as a result of the issuance of $40 million of preferred stock, $70 million of common stock and $20.6 million of trust preferred securities. The Company expects to redeem all of the $40 million of the preferred stock as discussed in note 2(i).

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

3.   PRO FORMA ADJUSTMENTS (Continued)

(a)           On the closing date, $30.8 million of the $64.8 million net proceeds will be used to redeem Preserver shareholder debt.

Issuance costs of $5.4 million represent $4.5 million for the common stock offering, $0.5 million for the trust preferred securities offering debt and $0.4 million for the preferred stock issuance.

Transaction costs of $2.1 million consist primarily of accounting, actuarial and legal fees. Actual costs may vary from such estimates. In addition, Preserver’s purchase price was reduced by $2.4 million representing employee incentive costs associated with shareholder efforts to sell the company, net of tax, and $1.1 million representing legal and accounting costs.

(b)          Reinsurance - Under the Preserver Purchase Agreement, Tower has the right to cause Preserver to adjust its loss and loss adjustment expense reserves or execute a loss portfolio transfer (“LPT”) cover. Tower and Preserver have been discussing with CastlePoint Reinsurance the terms of a possible LPT reinsurance agreement between CastlePoint Reinsurance and the insurance subsidiaries of Preserver.  Under the LPT, which would be entered into immediately before the closing of the Preserver acquisition, CastlePoint Reinsurance would reinsure 75% of the ultimate net reserves for losses and loss adjustment expenses of the Preserver insurance companies as of the closing date of the acquisition for accident years 2006 and prior.  The premium consideration under discussion for this cover is estimated to be 75% of the Preserver insurance companies’ carried net reserves as of December 31, 2006 plus an additional amount in the range of $14 to $16 million. The total premium would be adjusted for loss and loss adjustment expense payments and any reserve strengthening by Preserver from December 31, 2006 up to the effective date of the LPT cover relating to loss occurrences on or before December 31, 2006.  The terms would also include a profit commission payable to the Preserver insurance companies in the event and to the extent that the net reserves as of December 31, 2006 prove not to be deficient or are deficient by less than an amount to be determined. The profit commission would fund an additional purchase price that may be payable under the Preserver Purchase Agreement in approximately three years following the closing. However, current negotiations between Tower and Preserver include consideration of an amendment to the Preserver purchase agreement under which the provisions relating to the original purchase price would be deleted in consideration for increasing the purchase price payable at closing.

There is no signed agreement with CastlePoint Reinsurance, and the premium, limits of coverage, terms of the profit sharing commission and other terms of the LPT will not be finalized until after Preserver’s reserves for losses and loss adjustment expenses as of December 31, 2006 have been determined.  The terms of the LPT agreement would be subject to regulatory approval.  Accordingly, there can be no assurance that CastlePoint Reinsurance will agree to provide an LPT cover or that the terms of any LPT cover will be on the terms described above. Due to this uncertainty, the effect of the LPT has not been reflected in the pro forma statements.

However, if executed, and inasmuch as the LPT cover would be contingent on and expected to occur contemporaneously with the acquisition, the LPT would qualify for prospective reinsurance accounting treatment under the Emerging Issues Task Force Technical Matter Document No. D-54 ("EITF Topic D-54").  This would characterize the protection as an indemnification by the seller for increases in the liabilities for losses and loss adjustment expenses that existed at the acquisition date. If the Preserver insurance companies are successful in executing an LPT agreement, the pro forma statements will materially differ at the closing date.  The ceded loss and loss adjustment expense

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

3.   PRO FORMA ADJUSTMENTS (Continued)

reserves at September 30, 2006 would have been $49.5 million and Preserver would have recorded approximately $64.5 million of ceded premium written and earned and $49.5 million of ceded losses for both the nine months ended September 30, 2006 and for the year ended December 31, 2005.  The pre tax loss and net loss would have been approximately $15.0 million and $9.8 million, respectively.

The net book value of Preserver would decrease by $9.8 million, while goodwill would increase to $6.3 million.  In addition, investments and cash would decrease by approximately the amount of the premium for the LPT, which was estimated to be $64.5 million at September 30, 2006 based upon the terms discussed above.  If the LPT is executed with CastlePoint Reinsurance, Preserver’s reinsurance recoverables arising from the LPT would be collateralized under a trust agreement and/or a letter of credit.

(c)           Deferred income taxes are adjusted to reflect the income tax effects of the pro forma purchase adjustments. The net effect of such adjustments is an increase in deferred tax assets by $1.5 million, which primarily relates to the increase in Preserver’s net operating losses arising from Preserver’s transaction costs, discussed in note 3(a) and Preserver’s marginal tax rate increasing from 34% to Tower’s marginal tax rate of 35%. As discussed in footnote 3(b) Preserver is currently in discussions with CastlePoint Reinsurance to execute a LPT cover which would increase the deferred tax asset. The pro forma statements of income includes an adjustment to increase Preserver’s marginal tax rate to 35%.

(d)          Represents the recognition of $15.4 million of identifiable intangible assets, comprised of $10.2 million relating to Preserver’s renewal and agency force book of business acquired as a part of the purchase and $5.2 million relating to insurance licenses. The pro forma statements of income reflect amortization expense for the first nine months of 2006 and a full year 2005 of $0.3 million and $0.3 million, respectively. The renewal rights and agency force book of business acquired will be amortized over ten and twenty years, respectively, and is subject to impairment testing. The intangible asset related to the insurance licenses is perpetual and will be subject to annual impairment testing.

(e)           Elimination of Preserver’s historical goodwill of $1.4 million.

(f)             As more fully discussed in footnote 3(b), Preserver is negotiating with CastlePoint Reinsurance for a LPT cover which, if executed, would reduce Preserver’s pro forma book value and the estimated fair value of net assets acquired. Since the purchase price would remain the same, goodwill would, therefore, increase to an estimated $4.4 million. However, due to the uncertainty of executing an LPT, no adjustment has been reflected in the pro forma balance sheet for such a transaction. Excluding such an adjustment, the estimated fair value of net assets acquired of $70.3 million is greater than the purchase price of $66.9 million. Therefore, a liability for a payable to selling shareholders of $3.4 million has been reflected in the pro forma balance sheet pending the resolution of the negotiations with CastlePoint Reinsurance.

(g)           Adjustment to fixed assets of $2.5 million ($1.6 million net of tax) represents the fair value adjustment for abandoning certain software related costs. These costs are associated with internally developed software and other software applications, which the Company expects to abandon as a result of migrating Preserver to Tower’s technology platform. The estimated useful life has been reduced as a result of the acquisition and for pro forma purposes, management has assumed that the migration will

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

3.   PRO FORMA ADJUSTMENTS (Continued)

be completed by June 30, 2008. The pro forma statements of income reflect depreciation expense for the first nine months of 2006 and the full year 2005 of $0.2 million and $0.3 million, respectively.

(h)          The fair value of Preserver’s reserve for losses and loss adjustment expenses and related reinsurance recoverables were estimated based on the present value of the underlying cash flows of the loss reserves and reinsurance recoverables, and includes a risk premium. In determining the fair value estimate, management discounted Preserver’s historical undiscounted net loss reserves to present value assuming a 4.6% discount rate, which approximates the current U.S. Treasury rate for a duration similar to the loss and loss adjustment expense duration of Preserver. The discounting pattern was actuarially developed from Preserver’s historical loss data. Additionally, an estimated risk premium of 8.0% was applied to the discounted loss reserves, which is deemed to be reasonable and consistent with expectations in the market place given the nature and the related degree of uncertainty of such reserves. Management uses historical loss development patterns to set loss reserves. Risks that are not captured in the analysis include new or emerging torts, increases in the rate of inflation, new classes of claimants, payout pattern faster than expected,  occurrence policies that do not have a deadline to file a claim,  and pricing risk in the most recent accident year where a significant portion of the reserves reside. These risks could materially impact the booked reserves and management is assuming that such risks not captured in the historical data equal the discount in the loss reserves. The above calculation did not result in an adjustment to Preserver’s carried reserves for losses and loss adjustment expenses.

(i)             Elimination of Preserver’s historical equity balances.

(j)              Interest expense from financing was increased by $1.2 million and $1.7 million, respectively, for the nine months of 2006 and full year of 2005, which resulted from the issuance of the trust preferred securities disclosed in Note 2. Interest expense also decreased by $2.2 million and $2.8 million, respectively, on the pro forma statement of income for the nine months of 2006 and full year of 2005, resulting from the repayment of the shareholder debt as disclosed in note 2. The yield of 8.039% on the trust preferred securities approximates Tower’s currently available market interest rate for these securities.

(k)          Net investment income increased as a result of the increase in funds resulting from both the net equity proceeds and the trust preferred securities. The pro forma financing adjustment for the net equity proceeds increased net investment income by $3.6 million and $4.3 million, respectively, for the nine months of 2006 and the full year 2005. The pro forma financing adjustment for the trust preferred securities increased net investment income by $0.9 million and $1.1 million, respectively, for the nine months of 2006 and full year 2005. Tower’s average yield of fixed maturities was 5.6% and 5.1%, respectively, for the nine months of 2006 and the full year 2005.

(l)             The pro forma statements of income assumes the elimination of Preserver’s board of director’s fees of $0.9 million and $1.2 million, respectively, for the nine months ending September 30, 2006 and the full year 2005.

(m)      Represents the income tax effect of all pro forma consolidated statement of income adjustments using a tax rate of 35% adjusted to eliminate certain tax items which are not relevant to this current pro forma presentation. For pro forma statement purposes only, Preserver’s marginal tax rate was increased to Tower’s marginal tax rate of 35%.

Tower Group, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

4.   EARNINGS PER COMMON SHARE

(a)           Pro forma earnings per common share for the nine months ended September 30, 2006 and the year ended December 31, 2005 has been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The historical weighted average number of common shares outstanding of Tower was 19,734,365 and 20,032,256, basic and diluted, respectively, for the nine months ended September 30, 2006 and 19,571,081 and 20,147,073, respectively for the year ended December 31, 2005.

(b)          The pro forma weighted average number of common shares outstanding for the nine months ended September 30, 2006, after giving effect to the common stock offering, is 22,122,365 and 22,420,256, basic and diluted, respectively. The additional common stock was calculated using the $62.9 million of new equity expected to be used for the acquisition divided by an estimated stock price of $28.00 per share or 2,388,000 shares. The remainder of the proceeds of the common stock offering will be used for general corporate purposes and formation and capitalization of an insurance company, which will write excess and surplus lines insurance. These proceeds are excluded from the pro forma calculation as they are not directly associated with the acquisition of Preserver. The pro forma weighted average number of common shares outstanding for the twelve months ended December 31, 2005, after giving effect to the common stock offering, is 21,959,081 and 22,535,073, basic and diluted, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which have been included and incorporated by reference in this prospectus supplement. It contains forward-looking statements that involve risks and uncertainties. See “Note on Forward-Looking Statements” for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus supplement and accompanying prospectus, particularly under the headings “Risk Factors” and “Note on Forward-Looking Statements.”

Overview

We provide a broad range of property and casualty insurance products as well as reinsurance through TICNY and TNIC, our insurance company subsidiaries. We also provide managing general underwriting, claims administration and reinsurance intermediary services through TRM, our insurance services subsidiary.

We manage these operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations).

In our insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY’s commercial lines products include commercial multiple-peril (provides both property and liability insurance), monoline general liability (insures bodily injury or property damage liability), commercial umbrella, monoline property (insures buildings, contents or business income), workers’ compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies. In our reinsurance segment, TICNY assumes reinsurance directly from the insurance companies for which TRM produces insurance premiums (which we refer to as TRM’s “issuing companies”) or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. In our insurance services segment, TRM generates commission income from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services.

Initial Public Offering

On June 22, 2004 our Board of Directors approved a 1.8:1 stock split, the maintaining of a par value of $0.01 after the split and the amendment and restatement of our Certificate of Incorporation which among other things combined the Class A and Class B common stock into one class of common stock and increased the authorized common stock to 40,000,000 shares. These actions became effective on October 20, 2004, which is the effective date of our IPO. All consolidated financial statements and per share amounts have been retroactively adjusted for the above stock split and maintaining the par value at $0.01 per share.

On October 20, 2004, we sold 13,000,000 shares in our IPO at $8.50 per share. On the same date, we also effected a concurrent private placement of 500,000 shares of our common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for our IPO, at a price of $8.50 per share. On November 10, 2004 the underwriters exercised their 30-day over-allotment option after our IPO. Pursuant to this exercise, the underwriters purchased 629,007 additional shares of common stock from us and 1,320,993 shares of common stock from selling stockholders. We received net cash proceeds of $107,845,000 from the offering and concurrent private placement after the underwriting discounts, commissions and offering expenses. The total costs of the IPO and private placement were $12,252,000 of which $8,407,000 was for the underwriters discount, and $3,845,000 was for all other costs. Costs of the IPO have been reflected as a reduction in Paid-in-Capital.

Purchase and Sale of Shell Company

On June 28, 2006, we closed on our purchase of 100% of the outstanding common stock of a shell insurance company, MIIX Insurance Company of New York, which was renamed Tower Indemnity Company of America (“TICA”). We acquired TICA for the value of its statutory surplus at closing plus $225,000. In October 2006, we entered into an agreement to sell all of the issued and outstanding capital stock of TICA to CastlePoint for a cash purchase price of $350,000 plus an amount equal to the value of the statutory surplus of TICA at closing. The $125,000 difference in the price reflects the professional and regulatory costs paid by Tower in connection with its acquisition of the company. Following the closing of the TICA transaction which occurred on December 4, 2006, CastlePoint plans to rename TICA “CastlePoint Insurance Company.” We have agreed to enter into various pooling agreements with CastlePoint Insurance Company, subject to our obtaining regulatory approval from the New York State Insurance Department, which agreements will be effective January 1, 2007.

Marketplace Conditions and Trends

The property and casualty insurance industry is affected by industry cycles known as “hard” and “soft” markets. Since we began operations in 1990 and continuing into 2000, we operated in a soft market cycle, generally considered an adverse industry cycle in the property and casualty insurance industry. A soft market cycle is characterized by intense competition that can  result in inadequate pricing, expanded coverage terms and increased commissions paid to distribution sources in order to compete for business. We believe that a hard market began sometime in late 2000. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing, reduced coverage terms and lower commissions paid to acquire business.

In the last three decades, there have been three hard markets in which industry-wide inflation-adjusted premiums grew. Each of these periods was followed by an increase in capacity, price competition and the aggressive terms and conditions that are typical of a soft market.

Beginning in late 2004 and in the first half of 2005, segments of both the reinsurance and commercial lines market started to exhibit signs of a softening market. The market softening was slowed by the effects of hurricanes Katrina, Rita and Wilma. According to A.M. Best, these catastrophic hurricanes in the Gulf  states of the United States caused an estimated $60 billion of insured losses for the insurance and reinsurance industries and triggered the raising of an estimated $20 billion of new reinsurance capital or capacity in 2005.

A.M. Best has stated that it expects that, although significant, the hurricanes of 2005 will only briefly offset industry-wide price softening in 2006. While pricing for properties with catastrophe exposure to wind, flood, earthquake and terrorism has been impacted by reduced capacity and higher premiums, price competition has become most apparent  in the larger accounts of the non-catastrophe commercial lines segments. This competition has affected non-catastrophe middle market and larger package policies, commercial automobile, workers’ compensation and umbrella policies. In the urban segment, the lower end of the middle market and smaller commercial accounts, which are our focus, have not experienced the same increased competition and price softening as the larger accounts.

TICNY’s gross premiums written in 2005, 2004 and 2003 were $300.1 million, $177.8 million and $134.5 million, respectively. Premiums produced by TRM in 2005, 2004 and 2003 were $35.2 million, $53.4 million and $39.5 million, respectively.

A.M. Best estimates that the industry-wide change in net premiums written in the property casualty industry was 0.7% in 2005 compared to 4.7% in 2004 and is estimated to be 3.3% in 2006. The change in industry policyholders’ surplus as estimated by A.M. Best was 6.2% in 2005 compared to 13.6% in 2004 and is estimated to be 8.0% in 2006. In addition, in 2005, A.M. Best estimated new capital or capacity of $20 billion was raised by the property casualty insurance and reinsurance industry. This additional underwriting capacity may result in increased competition from other insurers in order to generate an adequate return on capital or cause a shift in focus by some insurers to maintaining market share at the expense of underwriting discipline. These factors could lead to a significant reduction in premium rates and less favorable policy terms. However, we believe that premium levels remain relatively attractive in the sizeable underserved market segments where we can continue to maintain underwriting discipline and selectivity in low hazard classes of business, as well as adequate pricing and coverage terms. Additionally, our broad product line platform allows us to adjust our business mix in response to varying market conditions.

Transactions With CastlePoint

We have invested in CastlePoint, an unconsolidated Bermuda holding company, which we organized and sponsored with an initial investment of $15.0 million on February 6, 2006. We consolidated the activities of CastlePoint as a wholly owned subsidiary during the first quarter of 2006 and recognized approximately $0.5 million of non-recurring start-up costs. On April 4, 2006, CastlePoint raised $249.9 million, net of expenses, in a private placement offering of unissued shares, which reduced our investment ownership from 100% to 8.6%. The book value per share of our 2,555,000 shares of CastlePoint common stock increased from $5.87 per share to $8.96 per share as a result of this offering. The carrying value of our investment in CastlePoint increased from $15.0 million to $22.9 million. We have recorded this gain of $7.9 million in income before taxes in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 51—“Accounting for Sales of Stock by a Subsidiary” in the nine months ended September 30, 2006.

On April 6, 2006, we received a warrant from CastlePoint to purchase an additional 3.7% or 1,127,000 shares of common stock with a fair value of approximately $4.6 million using a Black-Scholes option pricing model. The warrant is exercisable in whole or in part at any time up to April 6, 2016, and the exercise price is $10 per share. Shares acquired through the exercise of the warrant may not be sold prior to April 9, 2009. The warrant was received in exchange for sponsorship services, which included management, operational and industry expertise to establish the CastlePoint organization and prepare for a private placement offering. Accordingly, we recognized $4.6 million in income before taxes in the nine months ending September 30, 2006 relating to non-recurring sponsorship services. The warrant has been recorded as an equity instrument at cost, which was determined to be the fair value of the warrant on the date it was received and will be subject to impairment testing.

We have determined that our ownership in CastlePoint qualifies as a variable interest entity (“VIE”) under the provisions of FIN 46-(R). We determined that our investment in CastlePoint does not meet the requirements for consolidation because we are not the primary beneficiary of the VIE as defined in FIN 46-(R). However, we have recorded our 8.6% investment in CastlePoint using the equity method of accounting as we exercise significant influence over CastlePoint. We have the same CEO as CastlePoint. Through our two insurance subsidiaries, TICNY and TNIC, we entered into three multi-year quota share reinsurance agreements with CastlePoint Reinsurance, which were effective April 4, 2006 and a service and expense sharing agreement whereby our staff provides CastlePoint administrative and underwriting services at cost. Subject to receipt of regulatory approval, we also plan to enter into pooling agreements with a subsidiary of CastlePoint.

Our insurance subsidiaries cede to CastlePoint Reinsurance between 25% and 45%, subject to a periodic adjustment by us, of premiums and losses on our brokerage insurance business that we have historically written through our retail and wholesale agents. The ceding commission for the brokerage business is fixed at 34% of ceded written premium for the period April 1, 2006 to March 31, 2007 and it then reverts to a sliding scale commission on April 1, 2007. We ceded 30% of our in force, new and renewal brokerage insurance business to CastlePoint Reinsurance during the second quarter of 2006 and ceded 40% of our new and renewal brokerage insurance business written in the third quarter of 2006 to CastlePoint Reinsurance. We ceded 50% of our traditional program business and 85% of our specialty program business written during the third quarter of 2006 to CastlePoint Reinsurance. The ceding commission rate for the traditional program business is 30% and may be adjusted upward based upon the loss ratio. The ceding commission for the specialty program business is 30%. During the nine months ended September 30, 2006, we ceded $40.9 million of unearned premiums as of April 1, 2006, which consisted of $19.2 million and $21.7 million of unearned premiums retained by us on policies written in 2006 and 2005, respectively, and $68.8 million on premiums written during the nine months ended September 30, 2006. In addition, CastlePoint Reinsurance participates as a reinsurer on our excess of loss reinsurance program, effective May 1, 2006 and our catastrophe reinsurance program, effective July 1, 2006. We ceded excess of loss reinsurance and catastrophe premiums to CastlePoint Reinsurance of $1.0 million and $1.4 million, respectively, for the three months and nine months ended September 30, 2006. Recoverables totaling $87.7 million from CastlePoint Reinsurance, which is an unauthorized reinsurer, are collateralized in a New York State Regulation 114 compliant trust account for our benefit with a balance of $62.6 million as of September 30, 2006 with the remaining amount offset by ceded balances payable of $28.0 million.

Our pooling agreements with CastlePoint Insurance Company will impact the reporting of our business segments beginning in 2007. Our insurance segment will report premiums from the brokerage pool that we manage as well as premiums from the traditional and specialty programs pools and the risk sharing business that CastlePoint Management manages for TICNY and TNIC. Our brokerage business will also be written through CastlePoint Insurance Company or other insurance companies that CastlePoint may acquire in the future. When we implement pooling with CastlePoint in 2007, we will receive program management fee income under the brokerage pooling agreement which will be reflected as revenue in our insurance services segment. When shown in the consolidated results, this amount will be included in total revenues and will have the effect of reducing the net underwriting expense ratio in the same manner as policy billing fees and ceding commission revenue. In addition, we plan to assume through pooling a certain percentage of the business written by us or CastlePoint utilizing CastlePoint Insurance Company. This business will be reported in our assumed reinsurance segment.

Our insurance companies entered into a service and expense sharing agreement with CastlePoint, pursuant to which they will provide insurance company services now offered by us, such as claims adjustment, policy administration, technology solutions, underwriting, and risk management services, to the U.S. domiciled insurance subsidiaries of CastlePoint, as well as to companies appointed as managing general underwriters by those companies. We charged CastlePoint $0.3 million for such services in the third quarter of 2006 and $0.6 million for the nine months ended September 30, 2006, which have been recorded as reductions to our operating expenses.

Effective April 4, 2006, we novated business assumed from the Accident Insurance Company by TICNY to CastlePoint Reinsurance. TICNY recorded $0.1 million as ceded premiums written and earned and eliminated liabilities of $0.1 million, which was recorded as a reduction to losses incurred during the three months ending June 30, 2006.

Principal Revenue and Expense Items

We derive our revenue from the net premiums earned, ceding commissions, direct commission revenue and fees and net investment income and net realized gains from investments. The limited surplus in TICNY before our October 2004 IPO constrained our ability to write net premiums because we are required to maintain a minimum level of surplus to support premiums. As a result, we ceded premiums to generate ceding commissions in TICNY and we produced premiums for TRM’s issuing companies to generate non-risk bearing revenues in our insurance services operation. Consistent with this strategy, during the five years ended December 31, 2004, we derived 34.6% and 36.9% of our total revenues from net premiums earned and ceding commissions, respectively, from TICNY and 24.8% of our total revenue from direct commission and fees from our insurance services operation. Our investment income and realized gains from investments comprised 3.7% of our total revenues during this period. Immediately after the IPO we contributed $98 million of the proceeds from the IPO and the concurrent private placement to TICNY, which increased its statutory surplus. Additionally, TICNY received a rating upgrade from A.M Best to “A-” (Excellent) in October 2004. With the higher rating we were able to more fully deploy the additional capital. In 2005, the first full calendar year since the IPO and concurrent private placement, TICNY increased its gross premiums written and maintained its reduced quota share ceding percentage at 25%. As a result, net premiums earned increased to 74.8% of total revenues, ceding commissions decreased to 11.9% of total revenues and direct commission and fees from our insurance services operation declined to 6.4% of total revenues. Our investment income and realized gains from investments increased to 6.9% of our total revenues in 2005.

Net premiums earned.   Premiums written include all premiums received by an insurance company during a specified accounting period, even if the policy provides coverage beyond the end of the year. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premium reserve and are realized as income in subsequent periods over the remaining term of the policy. Our policies typically have a term of 12 months. Thus, for example, for a policy that is written on July 1, 2006, one-half of the premiums would be earned in 2006 and the other half would be earned in 2007.

Net premiums earned are the earned portion of our net premiums written. Net premiums written are equal to the difference between gross premiums written and premiums ceded to reinsurers, or ceded premiums written. Our gross premiums (written and earned) are the sum of both direct premiums from our insurance segment and assumed premiums from our reinsurance segment. Throughout this prospectus supplement, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

Net investment income and realized gains and losses on investments.   We invest our statutory surplus and the funds supporting our insurance reserves (including unearned premium reserve and the reserves established to pay for losses and loss adjustment expenses) in cash, cash equivalents and securities. Our investment income includes interest and dividends earned on our invested assets. Realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their amortized cost in the case of fixed maturity securities and cost in the case of equities and recognize realized losses when invested assets are written down or sold for an amount less than their amortized cost or cost, as applicable.

Ceding commission revenues.   We earn ceding commission revenues on the gross premiums written that we cede to reinsurers.

Direct commission revenues and fees.   Direct commission revenues and fees consist of commissions earned by TRM on premiums produced by its managing general agency and fees earned from its claims administration and reinsurance intermediary services. It also includes policy billing fees that we earn in the course of collecting premiums from our policyholders. This fee is charged primarily on small policies written through our insurance segment.

Our expenses consist primarily of:

Losses and loss adjustment expenses.   We establish loss and loss adjustment expense reserves in an amount equal to our estimate of the ultimate liability for claims under our insurance policies and the cost of adjusting and settling those claims. Our provision for loss and loss adjustment expense reserves in any period, which is the expense recorded, includes estimates for losses incurred during the period and changes in estimates for prior periods.

Operating expenses.   In our insurance and reinsurance segments, we refer to the operating expenses that we incur to underwrite risks as underwriting expenses. Underwriting expenses consist of direct and ceding commission expenses and other underwriting expenses. In our insurance services segment, we refer to our operating expenses as insurance services expenses, which consist of direct commission expense and other insurance services expenses. On a consolidated basis, operating expenses for all three business segments are divided into direct and ceding commission expenses and other operating expenses as explained below:

•       Direct and ceding commission expenses. We pay direct commission expense to our producers in our insurance segment for the premiums that they generate for us. Our managing general agency also pays direct commission expense to our producers in our insurance services segment. In addition, TICNY also pays ceding commission expense to TRM’s issuing companies for the reinsurance premiums that we assume in our reinsurance segment. Ceding commission is typically paid on quota share reinsurance agreements, but not on excess of loss reinsurance agreements.

•       Other operating expenses. Other operating expenses consist of other underwriting expenses related to TICNY’s and TNIC’s underwriting operations in our insurance and reinsurance segments and other insurance services expenses related to our managing general agency and reinsurance intermediary operations conducted through TRM in our insurance services segment. Other underwriting expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately and boards, bureaus and taxes, which are the assessments of statistical agencies for items such as rating manuals, rating plans and experience data, as well as state and local taxes based on premiums, licenses and fees, assessments for fire patrol and contributions to workers’ compensation and state and local security funds. Other insurance services expenses include general administrative expenses, principally reimbursements to TICNY for underwriting services, and exclude expenses that are incurred by TRM’s issuing companies such as boards, bureau and taxes. It also excludes general administrative expenses related to claims administration services, which is billed on an hourly basis to TRM’s issuing companies.

•       Interest expense. We pay interest on our loans, on subordinated debentures and on segregated assets placed in trust accounts on a “funds withheld” basis in order to collateralize reinsurance recoverables.

•       Income taxes. We pay Federal, state and local income taxes and other taxes.

Measurement of Results

We use various measures to analyze the growth and profitability of our three business segments. In the insurance and reinsurance segments, we measure growth in terms of gross, ceded and net premiums written and we measure underwriting profitability by examining our loss, expense and combined ratios. We also measure our gross and net written premiums to surplus ratios to measure the adequacy of capital in relation to premiums written. In the insurance services segment, we measure growth in terms of premiums produced by TRM on behalf of other insurance companies as well as fee and commission revenue received and we analyze profitability by evaluating income before taxes and the size of such income relative to TICNY’s net premiums earned. On a consolidated basis, we measure profitability in terms of net income and return on average equity.

Premiums written.   We use gross premiums written to measure our sales of insurance products and, in turn, our ability to generate ceding commission revenues from premiums that we cede to reinsurers. Gross premiums written also correlates to our ability to generate net premiums earned.

Loss ratio.   The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company’s insurance business. We measure our loss ratio on a gross (before reinsurance), and net basis (after reinsurance) as well as the loss ratio on the ceded portion (the difference between gross and net premium) for our insurance and reinsurance segments. We use the gross loss ratio as measures of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. We use the ceded loss ratio to measure the experience on the premiums that we cede to reinsurers, including the premiums ceded under our quota share treaties. Beginning in 2001, the loss ratio on such ceded business has determined the ceding commission rate that we earn on ceded premiums. Our net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements. In addition, we use accident year and calendar year loss ratios to measure our underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premium earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Underwriting expense ratios.   The underwriting expense ratio is the ratio of direct and ceding commission expenses and other underwriting expenses less policy billing fees to premiums earned. The underwriting expense ratio measures a company’s operational efficiency in producing, underwriting and administering its insurance business. Due to our historically high levels of reinsurance, we calculate our underwriting expense ratios on a gross basis (before the effect of ceded reinsurance) and net basis (after the effect of ceded reinsurance). Ceding commission revenue is applied to reduce our underwriting expenses in our insurance company operation. Because the ceding commission rate we earn on our premiums ceded has historically been higher than our underwriting expense ratio on those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross expense ratio.

Combined ratio.   We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. We analyze the combined ratio on a gross (before the effect of reinsurance) and net basis (after the effect of reinsurance). If the combined ratio is at or above 100%, an insurance company is not underwriting profitably and may not be profitable unless investment income is sufficient to offset underwriting losses.

Premium produced by TRM.   TRM operates a managing general agency that earns commissions on written premiums produced on behalf of its issuing companies. Although TRM is not an insurance company, we utilize TRM’s access to its issuing companies as a means to expand our ability to generate premiums beyond TICNY’s statutory surplus capacity. For this reason, we use written premiums produced by TRM on behalf of its issuing companies as well as TRM’s commission revenue to evaluate our ability to achieve growth.

Net income and return on average equity.   We use net income to measure our profits and return on average equity and to measure our effectiveness in utilizing our stockholders’ equity to generate net income on a consolidated basis. In determining return on average equity for a given year, net income is divided by the average of the beginning and ending stockholders’ equity for that year. As the IPO was completed in fourth quarter of 2004, the 2004 full year return on equity was calculated by dividing net income by an average stockholders’ equity for the year, which was calculated using a quarterly average and not a semi-annual average.

Critical Accounting Policies

In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and the related disclosures as of the date of the financial statements. Certain of these estimates result from judgments that can be subjective and complex. Consequently, actual results may differ, perhaps substantially, from the estimates.

Our most critical accounting policies involve the reporting of reserves for losses (including losses that have occurred but had not been reported by the financial statement date) and loss adjustment expenses, the reporting of ceding commissions earned, the amount and recoverability of reinsurance recoverable balances, deferred acquisition costs and investments.

Loss and loss adjustment expense reserves.   The reserving process for loss and loss adjustment expense reserves provides for our best estimate at a particular point in time of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including settlement and administration of losses, and is based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process includes using actuarial methodologies to assist in establishing these estimates, judgments relative to estimates of future claims severity and frequency, the length of time before losses will develop to their ultimate level and the possible changes in the law and other external factors that are often beyond our control. The methods used to select the estimated loss reserves include the loss ratio projection, incurred loss projection, and the Bornhuetter-Ferguson (B-F) method. The methods are described in “Business—Loss and Loss Adjustment Expense Reserves.”  The process produces carried reserves set by management based upon the actuaries’ best estimate and is the result of numerous best estimates made by line of business, accident year, and loss and loss adjustment expense. The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss and loss adjustment expense reserves for unreported claims are determined using historical information by line of insurance as adjusted to current conditions. Since our process produces loss reserves set by management based upon the actuaries’ best estimate, there is no explicit or implicit provision for uncertainty in the carried loss reserves.

Due to the inherent uncertainty associated with the reserving process, the ultimate liability may differ, perhaps substantially, from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year’s results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years. See “Business—Loss and Loss Adjustment Expense Reserves” for additional information regarding our loss reserves.

We segregate our data for estimating loss reserves. Property lines include Fire, Homeowners, CMP Property, Multi-Family Dwellings and Auto Physical Damage. Casualty lines include CMP Liability, Other Liability, Workers’ Compensation and Auto Liability. The actuarial methods used by segment have been consistent since the 2003 year-end review. During the year-end review the accident years are split into most recent, first prior and all other accident years. For the 2003 year-end review the most recent accident year is 2003, the first prior is 2002, and all other accident years are 2001 and prior. Similarly for the 2006 review the most recent accident year is 2006, the first prior is 2005, and all other accident years are 2004 and prior.

The table below shows the method used by segment and accident year to select the estimated year-end loss reserves:

Accident Year
Segment	Most Recent	1st Prior	All Other
Fire	Loss Ratio	Loss Development	Loss Development
Homeowners	Loss Ratio	Loss Development	Loss Development
Multi-Family	Loss Ratio	Loss Development	Loss Development
Commercial mutiple-peril property	Loss Ratio	Loss Development	Loss Development
Commercial mutiple-peril liability	Loss Ratio	B-F	Loss Development
Workers Compensation	Loss Ratio	B-F	Loss Development
Other Liability	Loss Ratio	B-F	Loss Development
Auto Liability	Loss Ratio	B-F	Loss Development
Auto Physical Damage	Loss Ratio	Loss Development	Loss Development

Two key assumptions that materially impact the estimate of loss reserves are the loss ratio estimate for the current accident year and the loss development factor selections for all accident years. The loss ratio estimate for the current accident year is selected after reviewing historical accident year loss ratios adjusted for rate changes, trend, and mix of business.

Our data has sufficient credibility to base development factors on our own data. The loss development factors are reviewed annually. There have only been minor changes in selected loss development factors since 2003. The chart below shows the number of years by segment when we expect 50%, 90% and 99% of losses to be reported for a given accident year:

Number of years
Segment	50%	90%	99%
Fire	< 1 year	< 1 year	2 years
Homeowners	< 1 year	< 2 years	3 years
Multi-Family	< 2 years	< 2 years	5 years
Commercial mutiple-peril property	< 1 year	1 year	2 years
Commercial mutiple-peril liability	< 2 years	5 years	9 years
Workers Compensation	< 1 year	2 years	5 years
Other Liability	3 years	4 years	9 years
Auto Liability	< 1 year	3 years	4 years
Auto Physical Damage	< 1 year	< 1 year	1 year

We have made only minor changes to the key assumptions used during the last three annual reserve estimates. In 2004 and 2005 we had favorable development in our net losses from prior accident years of $199,000 and $392,000, respectively. For the nine months ending September 30, 2006 we had unfavorable development in our net losses from prior accident years of $303,000. Excluding the PXRE commutation for the nine months ending September 30, 2006 we had favorable development of $1,299,000.

Ceding commissions earned.   We have historically relied on quota share, excess of loss and catastrophe reinsurance to manage our regulatory capital requirements and limit our exposure to loss. Generally, we have ceded a significant portion of our insurance premiums to reinsurers in order to maintain our net leverage ratio at our desired target level.

Ceding commission earned under a quota share reinsurance agreement is based on the agreed upon commission rate applied to the amount of ceded premiums written. Ceding commissions are realized as income as ceded premiums written are earned. Since 2001, the ultimate commission rate earned on our quota share reinsurance contracts has been determined by the loss ratio on the ceded premiums earned. If the estimated loss ratio decreases from the level currently in effect, the commission rate increases and additional ceding commissions are earned in the period in which the decrease is recognized. If the estimated loss ratio increases, the commission rate decreases, which reduces ceding commissions earned. As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned. We monitor the ceded ultimate loss ratio on a quarterly basis to determine the effect on the commission rate of the ceded premiums earned that we accrued during prior accounting periods. The estimated ceding commission income relating to prior years recorded in 2005, 2004 and 2003 was a decrease of $1.2 million, an increase of $1.7 million and an increase of $1.3 million, respectively.

Reinsurance recoverables.   Reinsurance recoverable balances are established for the portion of the loss reserves that are ceded to reinsurers. Prepaid reinsurance premiums represent unearned premiums that are ceded to reinsurers. These are reported on our balance sheet separately as assets, instead of being netted against the related liabilities, since reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Consequently, we bear credit risk with respect to our individual reinsurers and may be required to make judgments as to the ultimate recoverability of our reinsurance recoverables. Additionally, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of the amount of ceded reinsurance recoverables. We continually monitor the financial condition and rating agency ratings of our reinsurers. Non-admitted reinsurers are required to collateralize their share of unearned premium and loss reserves either by placing funds in a trust account meeting the requirements of New York’s Regulation 114 or by providing a letter of credit. In addition, since October 2003, we have placed our new quota share treaties on a “funds withheld” basis, under which TICNY retains the ceded premiums written and places that amount in segregated trust accounts from which TICNY may withdraw amounts due to it from the reinsurers. In September 2006, CastlePoint Reinsurance collateralized its net exposure with a Regulation 114 compliant trust account. Tokio Millennium Re Ltd., a reinsurer under the October 1, 2003 quota share treaty, posted a letter of credit at December 31, 2003 and replaced it with a Regulation 114 trust during the first quarter of 2004. At December 31, 2005 approximately 62.6% of our reinsurance recoverables were collateralized. As of December 31, 2005, we had unsecured reinsurance recoverables and ceding commissions receivable totaling $33.2 million owed by PXRE Reinsurance Company. On June 29, 2006, to eliminate our exposure to these uncollateralized reinsurance recoverables from PXRE, which had requested the withdrawal of its financial strength and issuer rating from A.M.Best, we concluded, through commutation agreements, PXRE’s participation under various reinsurance agreements with TICNY covering the 2001, 2002 and a portion of the 2003 policy periods. In addition, on the same date, novation agreements were executed with PXRE relating to other reinsurance agreements covering business written in 2001, 2002 and 2003 by other insurance companies and managed on their behalf by TRM. As a result of the novation, TICNY assumed loss reserves of $12.2 million for which it received as consideration $11.4 million in cash and other assets and TRM recorded a reduction in commission liabilities for $0.2 million, the total of which resulted in a $0.6 million pre-tax charge. As a result of the commutation and novation agreements, which are effective as of June 29, 2006, PXRE is discharged from future obligations under the reinsurance agreements. There are no other agreements outstanding with PXRE.

Deferred acquisition costs/commission revenues.   We defer certain expenses and commission revenues related to producing and reinsuring insurance business, including commission expense on gross premiums written, commission income on ceded premiums written, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs and revenues are capitalized and the resulting asset or liability, deferred acquisition costs/revenues, is amortized and charged to expense or income in future periods as gross premiums written are earned. The method followed in computing deferred acquisition costs/income limits the amount of such deferred amounts to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our insurance underwriting. If our insurance underwriting ceases to be profitable, we may have to write-off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

Investments.   In accordance with our investment guidelines, our investments consist largely of high-grade marketable fixed maturity securities. Investments are carried at estimated fair value as determined by quoted market prices or recognized pricing services at the reporting date for those or similar investments. Equity investments carried at cost include private placement real estate investment trusts (REITs) that are not publicly traded and common shares of a closed-end management investing company investing in predominately asset-backed and mortgage-backed securities.  Changes in unrealized gains and losses on our investments, net of any deferred tax effect, are included as an element of other comprehensive income, and cumulative unrealized gains and losses are included as a separate component of stockholders’ equity. Realized gains and losses on sales of investments are determined on a specific identification basis. In addition, unrealized depreciation in the value of individual securities that management considers to be other than temporary is charged to income in the period it is determined. Investment income is recorded when earned and includes the amortization of premium and discounts on investments.

Impairment of invested assets.   Impairment of investment securities results in a charge to income when a market decline below cost is deemed to be other than temporary. We regularly review our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other than temporary declines in the fair value of investments. In general, we focus our attention on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, we consider, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security’s fair value has been below amortized cost or cost; our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other than temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. Only temporary declines in the fair value of our fixed maturity and equity securities were recorded during 2005, 2004 and 2003. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements. See “Business—Investments” and “Note 2. Investments” in the notes to our audited consolidated financial statements for additional detail regarding our investment portfolio at December 31, 2005, including disclosures regarding other than temporary declines in investment value.

Intangible assets and potential impairment.   The costs associated with a group of assets acquired in a transaction are allocated to the individual assets, including identifiable intangible assets based on their relative fair values. Identifiable intangible assets with a finite useful life are amortized over the period which the asset is expected to contribute directly or indirectly to our future cash flows. Identifiable intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2005, 2004 and 2003. Significant changes in the factors we consider when evaluating our intangible assets for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements. See “Note 6. Intangible Assets” in the notes to our audited consolidated financial statements.

Results of Operations

We conduct our business in three distinct segments: insurance, reinsurance and insurance services. Because we do not manage our assets by segments, our investment income is not allocated among our segments. Operating expenses incurred by each segment are recorded in each segment directly. General corporate overhead not incurred by an individual segment is allocated based upon a combination of employee head count, policy count or premiums written, whichever method is most appropriate.

Our consolidated results of operations are discussed below. The results of the two underwriting segments, the insurance and reinsurance segments, and the results of operations of our insurance services segment, are incorporated by reference into this prospectus supplement from our annual report on Form 10-K for the year ending December 31, 2005, as amended, and from our quarterly reports on Form 10-Q for the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006.

Consolidated Results of Operations

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2006	2005	2006	2005	2005	2004	2003
	($ in thousands)
Revenues
Premiums earned
Gross premiums earned	$92,528	$64,859	$264,711	$165,787	$237,833	$152,509	$122,023
Less: Ceded premiums earned	(40,162)	(19,535)	(95,803)	(52,854)	(73,397)	(106,945)	(99,082)
Net premiums earned	52,366	45,324	168,908	112,933	164,436	45,564	22,941
Total commission and fee income	14,700	10,497	36,654	29,233	40,213	57,043	48,980
Net investment income	5,923	4,131	15,875	10,479	14,983	5,070	2,268
Net realized investment gains	32	(15)	(84)	214	122	13	493
Total revenues	73,021	59,937	221,353	152,859	219,754	107,690	74,682
Expenses
Net loss and loss adjustment expenses	30,392	26,512	105,026	66,587	96,614	27,060	15,071
Operating expenses	28,436	23,345	82,372	61,003	86,471	62,779	48,495
Interest expense	1,863	1,296	5,066	3,567	4,853	3,128	1,462
Total expenses	60,691	51,153	192,464	131,157	187,938	92,967	65,028
Income before taxes	12,748	8,784	41,741	21,702	31,816	14,723	9,654
Federal and state income taxes	4,292	3,076	14,490	7,512	11,062	5,694	3,374
Net Income	$8,456	$5,708	$27,251	$14,190	$20,754	$9,029	$6,280
Key Measures
Return on average equity	20.2%	16.5%	22.8%	14.1%	15.1%	23.7%	56.8%
Insurance segment underwriting profit	$8,712	$5,410	$20,573	$12,900	$19,262	$9,524	$6,567
Reinsurance segment underwriting profit	(204)	113	(933)	313	422	1,582	287
Total underwriting profit	8,508	5,523	19,640	13,213	19,684	11,106	6,854
Insurance services segment income before income taxes	153	675	443	2,343	2,840	1,951	1,541
Net investment income	5,923	4,131	15,875	10,479	14,983	5,070	2,268
Net realized investment gains	32	(15)	(84)	214	122	13	493
Corporate expenses	(423)	(234)	(1,919)	(980)	(960)	(289)	(40)
Other Income	418	—	12,852	—	—	—	—
Interest expense	(1,863)	(1,296)	(5,066)	(3,567)	(4,853)	(3,128)	(1,462)
Federal and state income taxes	(4,292)	(3,076)	(14,490)	(7,512)	(11,062)	(5,694)	(3,374)
Net income	$8,456	$5,708	$27,251	$14,190	$20,754	$9,029	$6,280

Consolidated Results of Operations Three Months Ended September 30, 2006 and 2005

Total revenues.   Total revenues increased by 21.8% to $73.0 million for the three months ended September 30, 2006 compared to $59.9 million for the same period in 2005. The increase is primarily due to the increase in net premiums earned, total commission and fee income and net investment income. Net premiums earned represented 71.7% of total revenues for the three months ended September 30, 2006 compared to 75.6% for the same period in 2005. Net investment income, excluding realized capital gains, represented 8.1% and 6.9% of total revenues for the three months ended September 30, 2006 and 2005, respectively. In addition, total commission and fee income increased for the three months ended September 30, 2006 to $14.7 million, or 20.1% of total revenue, compared to $10.5 million, or 17.5% of total revenue, for the same period in 2005.

Premiums earned.   Net premiums earned increased by 15.5% to $52.4 million for the three months ended September 30, 2006 compared to $45.3 million for the same period in 2005. The increase in net premiums earned was due to the overall increase in gross premiums written through September 30, 2006 which resulted from increases in our homeowners and commercial multi-peril and other liability lines, partially offset by increased quota share and catastrophe reinsurance during the third quarter of 2006. During the third quarter of 2006 under quota share reinsurance agreements we ceded to CastlePoint Reinsurance approximately 40% of our brokerage business, 50% of our traditional program business and 85% of our specialty program business. This is compared to a 25% quota share ceding percentage in the three months ended September 30, 2005. In addition, ceded premiums earned increased in the third quarter of 2006 as a result of ceding unearned premiums to CastlePoint as of April 1, 2006 which related to business written in 2005 and that we had previously retained. Catastrophe premiums increased approximately $3.0 million in the third quarter of 2006 as compared to the same period last year.

Commission and fee income.   Total commission and fee income increased by 40.0% to $14.7 million in the third quarter of 2006 compared to $10.5 million in the third quarter of 2005. This was due to the increase in the ceding commission revenue earned as a result of the increase in ceded premiums earned as discussed above. This increase was offset in part by a reduction in fee income in our Insurance Services Segment as more policies previously produced in that segment were written in our Insurance Segment. For the three months ended September 30, 2006 the change in estimated sliding scale commission rate for commissions earned in prior periods in both the Insurance Segment and the Insurance Services Segment resulted in a net increase of $0.6 million of commission and fee income compared to a $0.1 million increase in the same period of 2005.

Net investment income and realized gains.   Net investment income increased by 43.4% to $5.9 million for the three months ended September 30, 2006 compared to $4.1 million in the same period in 2005. This growth resulted from an increase in invested assets to $443.7 million as of September 30, 2006 compared to $357.2 million as of September 30, 2005, excluding our investments in statutory business trusts underlying our trust preferred securities. The increase in invested assets in the third quarter of 2006 resulted from net cash flow provided by operations of $11.3 million. On a tax equivalent basis, the yield was 5.6% as of September 30, 2006 and 5.1% as of September 30, 2005.

Net realized capital gains were $32,000 for the three months ended September 30, 2006 compared to net realized capital loss of $15,000 for the same period in 2005. There was no impact on net realized gains attributable to adjustments for other than temporary impairment of securities held during the three months ending September 30, 2006 or during the same period in 2005.

Loss and loss adjustment expenses.   Gross loss and loss adjustment expenses and the gross loss ratio for the Insurance and Reinsurance Segments combined for the three months ended September 30, 2006 were $49.1 million and 53.1%, respectively, compared to $36.3 million and 56.0%, respectively, for the same period in 2005. The net loss ratio decreased to 58.0% in the third quarter of 2006 compared to 58.5% in the same period last year. The decrease in the gross and net loss ratios in the third quarter of 2006 compared to the same period in 2005 was primarily due to lower than expected loss emergence for the property lines for the current accident year that resulted in lower loss ratios for the third quarter of 2006 compared to the same period in 2005. However, the decrease in the net loss ratio was offset in part by the increase in the catastrophe reinsurance premiums ceded. See “Insurance Segment Results of Operations” and “Reinsurance Segment Results of Operations” for further discussion.

Operating expenses.   Operating expenses increased by 21.8% to $28.4 million for the three months ended September 30, 2006 from $23.3 million for the same period in 2005. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned.

Interest expense.   Our interest expense increased for the three months ended September 30, 2006 to $1.9 million compared to $1.3 million for the same period in 2005. The increase resulted from $0.5 million of interest expense from the $20.6 million of subordinated debentures issued on March 31, 2006 and $0.1 million resulting from an increase in interest rates on the floating rate portions of our subordinated debentures.

Other income.   We recorded $0.4 million of income representing our 8.6% equity in CastlePoint’s net income for the three months ended September 30, 2006. See—“Notes to Consolidated Financial Statements—Investments in Unconsolidated Affiliate” elsewhere in this report for further details.

Income tax expense.   Our income tax expense was $4.3 million for the three months ended September 30, 2006 compared to $3.1 million for the same period in 2005. The increase was due primarily to the increase in income before income taxes. The effective income tax rate was 33.7% for the three months ending September 30, 2006 compared to 35.0% for the same period in 2005 due to a prior year federal tax benefit recorded in the third quarter of 2006.

Net income and return on average equity.   Our net income and annualized return on average equity was $8.5 million and 20.2%, respectively, for the three months ended September 30, 2006 compared to $5.7 million and 16.5%, respectively, for the same period in 2005. For the third quarter of 2006, the return was calculated by dividing annualized net income of $33.8 million by an average stockholders’ equity of $167.2 million. For the third quarter of 2005, the return was calculated by dividing annualized net income of $22.8 million by an average stockholders’ equity of $138.7 million.

Consolidated Results of Operations Nine Months Ended September 30, 2006 and 2005

During the nine months ended September 30, 2006 a number of significant events affected the consolidated results of operations. We executed commutation and novation agreements between us and PXRE in order to eliminate our exposure to uncollateralized reinsurance recoverables from PXRE. We recorded a net charge as a result of these agreements of $5.5 million. In addition, we realized gains on our investment in CastlePoint as result of the sale of unissued CastlePoint shares in a private offering, which resulted in a $7.9 million gain. We also received a warrant to purchase additional CastlePoint shares which was valued at $4.6 million resulting in additional income for that amount in exchange for sponsorship services, which included management, organizational and industry expertise. Lastly, we entered into three multi-year quota share reinsurance agreements and a service and expense agreement with CastlePoint and completed our acquisition of MIIX Insurance Company of New York which we renamed Tower Indemnity Company of America. Since we did not place quota share reinsurance in the first quarter of 2006, pending the formation of CastlePoint Reinsurance, we ceded $40.9 million of unearned premiums to CastlePoint Reinsurance as of April 1, 2006.

Total revenues.   Total revenues increased by 44.8% to $221.4 million for the nine months ended September 30, 2006 compared to $152.9 million for the same period in 2005. The increase is primarily due to the increase in net premiums earned, total commission and fee income, net investment income and net realized investment gains. Net premiums earned represented 76.3% of total revenues for the nine months ended September 30, 2006 compared to 73.9% for the same period in 2005. Net investment income, excluding realized capital losses, represented 7.2% and 6.9% of total revenues for the nine months ended September 30, 2006 and 2005, respectively. In addition, total commission and fee income increased to

$36.7 million, or 16.6% of total revenue, for the nine months ended September 30, 2006 compared to $29.2 million, or 19.1% of total revenue for the same period in 2005.

Premiums earned.   Net premiums earned increased by 49.6% to $168.9 million for the nine months ended September 30, 2006 compared to $112.9 million for the same period in 2005. The increase in net premiums earned was due to the overall increase in gross premiums written through September 30, 2006 especially in our homeowner and commercial multi peril and other liability lines, as well as the novation agreements with PXRE. The novation agreements added $11.4 million to gross and net premiums earned in the nine months ended September 30, 2006.

Since we did not place quota share reinsurance in the first quarter of 2006, pending the formation of CastlePoint Reinsurance, we ceded $40.9 million of unearned premiums as of April 1, 2006 and $68.8 million of premiums written on policies that began on April 1, 2006 through the period ending September 30, 2006. The second and third quarter cessions to CastlePoint reflected a 30% and 40% quota share ceding percentage for the brokerage business, respectively. We also ceded smaller amounts through the traditional program business and specialty program business of 50% and 85%, respectively. This is compared to a 25% quota share ceding percentage in the nine months ended September 30, 2005. Also, ceded premiums earned increased in the nine months ended September 30, 2006 as a result of ceding unearned premiums to CastlePoint as of April 1, 2006 which related to business written in 2005 and that we had previously retained.

Commission and fee income.   Total commission and fee income increased by 25.4% to $36.7 million in the nine months ended September 30, 2006 compared to $29.2 million in the same period of 2005.This was due to the increase in the ceding commission revenue earned as a result of the increase in ceded premiums earned as discussed above. This increase was offset in part by a reduction in fee income in our Insurance Services Segment as more policies previously produced in that segment were written in our Insurance Segment. Additionally, as a result of the commutation agreements with PXRE, we recorded a charge of $3.2 million to ceding commissions representing the difference between the carried amount of commissions due from PXRE and the amount received at an estimated present value. For the nine months ended September 30, 2006 the change in estimated sliding scale commission rate for commissions earned in prior periods in both the Insurance Segment and the Insurance Services Segment resulted in a net increase of $1.2 million of commission and fee income compared to a reduction of $0.2 million for the same period of 2005.

Net investment income and realized gains.   Net investment income increased by 51.5% to $15.9 million for the nine months ended September 30, 2006 compared to $10.5 million for the same period in 2005. This resulted from an increase in invested assets to $443.7 million as of September 30, 2006 compared to $357.2 million as of September 30, 2005, excluding our investments in statutory business trusts underlying our trust preferred securities. Net cash flow provided by operations, including $37.0 million of cash received from PXRE resulting from the commutation and novation transactions, contributed to the $86.6 million increase in invested assets during the nine months ended September 30, 2006. On a tax equivalent basis, the yield was 5.6% as of September 30, 2006 and 5.1% as of September 30, 2005.

Net realized capital losses were $0.1 million in the nine months ended September 30, 2006 compared to net realized capital gains of $0.2 million for the same period in 2005. There was no impact on net realized losses attributable to adjustments for other-than-temporary impairment of securities held during the nine months ended September 30, 2006 or during the same period in 2005.

Loss and loss adjustment expenses.   Gross loss and loss adjustment expenses and the gross loss ratio for the insurance and reinsurance segments combined for the nine months ended September 30, 2006 were $151.0 million and 57.0%, respectively, compared to $93.8 million and 56.6%, respectively, for the same period in 2005. The net loss ratio for the combined segments was 62.2% for the nine months ended

September 30, 2006 as compared to 59.0% in the same period of 2005. The net loss ratio for the nine months ended September 30, 2006 reflected a $1.6 million charge resulting from the commutation agreements with PXRE. In addition to the commutation agreements with PXRE, we executed novation agreements with PXRE relating to other reinsurance agreements covering business written in 2001, 2002 and 2003. These agreements were written by other insurance companies and managed on their behalf by TRM. The Company assumed loss liabilities of $12.2 million and received consideration of $11.4 million as a result of the novation agreements with PXRE. Since novation transactions are recorded by including the consideration received as premiums written and earned and the liabilities assumed as losses incurred, the gross and net loss ratios were also affected. Both of the PXRE transactions added 2.2 and 4.3 percentage points to the gross and net loss ratios, respectively.

Operating expenses.   Operating expenses increased by 35.0% to $82.4 million for the nine months ended September 30, 2006 from $61.0 million for the same period in 2005. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned. Operating expenses for the nine months ending September 30, 2006 also include organizational and start up costs of approximately $0.5 million related to our sponsorship of CastlePoint which was a wholly owned subsidiary during the first quarter of 2006.

Interest expense.   Our interest expense increased for the nine months ended September 30, 2006 to $5.1 million compared to $3.6 million for the same period in 2005. The increase resulted from $0.9 million of interest expense from the $20.6 million of subordinated debentures issued on March 31, 2006, $0.4 million resulting from an increase in interest rates on the floating rate portions of our subordinated debentures and $0.2 million as a result of crediting reinsurers on funds withheld in segregated trusts as collateral for reinsurance recoverables.

Other Income.   We recorded a gain of $7.9 million resulting from the sale of CastlePoint’s unissued shares and other income of $4.6 million from a warrant that we received from CastlePoint for our sponsorship and formation activities. We also recorded $0.4 million income representing our 8.6% equity in CastlePoint’s net income for the nine months ended September 30, 2006. See—“Notes to Consolidated Financial Statements—Investments in Unconsolidated Affiliate” elsewhere in this report for further details regarding gains and losses recorded on these transactions.

Income tax expense.   Our income tax expense was $14.5 million for the nine months ended September 30, 2006 compared to $7.5 million for the same period in 2005. The increased income tax expense was due primarily to the increase in income before income taxes. The effective income tax rate was 34.7% for the nine months ending September 30, 2006 compared to 34.6% for the same period in 2005.

Net income and return on average equity.   Our net income and annualized return on average equity was $27.3 million and 22.8%, respectively, for the nine months ended September 30, 2006 compared to $14.2 million and 14.1%, respectively, for the same period in 2005. For the nine months ended September 30, 2006, the return was calculated by dividing annualized net income of $36.3 million by an average stockholders’ equity of $159.6 million. The net effects of the commutation and novation transactions, as well as the gains recorded on the CastlePoint investment and warrant added $4.1 million to our net income and 3.2 percentage points to our annualized return on average equity for the nine months ended September 30, 2006. For the nine months ended September 30, 2005, the return was calculated by dividing annualized net income of $18.9 million by an average stockholders’ equity of $134.7 million.

Consolidated Results of Operations Years Ended December 31, 2005 and 2004

Total revenues.   Total revenues increased by 104.1% to $219.8 million for 2005 compared to $107.7 million for the same period in 2004. The increase is primarily due to the increase in net premiums earned and net investment income. Net premiums earned represented 74.8% of total revenues for 2005 compared to 42.3% for the same period in 2004. Net investment income, excluding realized capital gains, represented 6.8% and 4.7% of total revenues for 2005 and December 31, 2004, respectively. These increases were partially offset by lower total commission and fee income for 2005 of $40.2 million, or 18.3% of total revenue, compared to $57.0 million, or 53.0% of total revenue, for the same period in 2004.

Premiums earned.   Net premiums earned increased by 260.9% to $164.4 million in 2005 compared to $45.6 million in 2004. The increase in net premiums earned was due to the overall increase in gross premiums written through December 31, 2005 and a reduced ceding percentage under our quota share reinsurance agreement from 60% to 25% beginning October 1, 2004 which was maintained throughout 2005. In addition, the net premiums earned in 2005 included all of the $13.1 million of unearned premiums as of December 31, 2004 that would have been ceded to Converium Reinsurance (North America) Inc. (“Converium”) absent a novation of our reinsurance agreement in 2004.

Commission and fee income.   Total commission and fee income decreased by 29.5% to $40.2 million in 2005 compared to $57.0 million in 2004. This decrease was due principally to a 36.9% decrease in ceding commission revenue in 2005 as a result of a reduced ceding percentage under our quota share reinsurance agreement to 25% for the full year of 2005 compared to 60% in the first nine months of 2004 and 25% for the last three months of 2004. Our quota share reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience of the underlying policies. The Company records ceding commission revenue based on its current estimate of losses and adjustments to the ceding commission revenue are recorded in the period that the ceded losses are re-estimated. For 2005 the change in the estimated sliding scale commission rate for commissions earned in prior periods in both the Insurance Segment and the Insurance Services Segment resulted in a net reduction of $1.2 million of commission and fee income in 2005 compared to a net increase in ceding commission and fee income of $1.7 million in 2004.

Net investment income and realized gains.   Net investment income increased by 195.5% to $15.0 million in 2005 compared to $5.1 million in 2004. This resulted from an increase in invested assets to $357.2 million as of December 31, 2005 compared to $227.0 million as of December 31, 2004, excluding our investments in statutory business trusts underlying our trust preferred securities. Net cash flow provided by operations of $128.5 million contributed to the increase in invested assets in 2005. On a tax equivalent basis, the yield was 5.2% as of December 31, 2005 and 4.4% as of December 31, 2004.

Net realized capital gains were $122,000 in 2005 compared to $13,000 in 2004. The increase in net realized capital gains was the result of the sale of common stocks and corporate bonds from which the proceeds were reinvested into higher yielding securities.

There was no impact on net realized gains attributable to adjustments for other than temporary impairment of securities held in 2005 and 2004.

Loss and loss adjustment expenses.   Gross loss and loss adjustment expenses and the gross loss ratio for the Insurance and Reinsurance Segments combined in 2005 were $135.2 million and 56.8%, respectively, compared to $84.2 million and 55.2%, respectively, for the same period in 2004. The net loss ratio for the combined segments was 58.8% for 2005 and 59.4% for the same period in 2004. The improvement in the net loss ratio in 2005 compared to the same period in 2004 was due primarily to the increase in net premiums earned that reduced the effect of catastrophe reinsurance premiums on the net loss ratio and to favorable development from prior years’ reserves of $392,000 in 2005 compared to $199,000 in the same period in 2004.

Operating expenses.   Operating expenses increased by 37.7% to $86.5 million in 2005 from $62.8 million in 2004. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY, costs related to the OneBeacon transaction, including establishing two new offices in Long Island and Western New York, additional staffing, compliance expenses incurred as a public company and an increase in insurance regulatory assessments.

Interest expense.   Our interest expense was $4.9 million in 2005 compared to $3.1 million in 2004. The increase resulted from an increase in interest expense of $2.0 million on subordinated debentures underlying our trust preferred securities of $47.4 million of which $26.8 million were issued in December 2004 and $0.3 million credited to  reinsurers on funds withheld in segregated trusts as collateral for reinsurance recoverables. This increase was offset by reductions of $0.6 million of interest expense on other borrowings and preferred stock repaid in the fourth quarter of 2004.

Income tax expense.   Our income tax expense was $11.1 million for 2005 compared to $5.7 million for the same period in 2004. The increased income tax expense was due primarily to the increase in income before income taxes. The effective income tax rate was 34.8% in 2005 compared to 38.7% in 2004. The effective tax rate in 2005 was lower due to a proportionally larger benefit of tax-exempt interest income in 2005 as compared to 2004.

Net income and return on average equity.   Our net income and annualized return on average equity was $20.8 million and 15.1%, respectively, for 2005 compared to $9.0 million and 23.7%, respectively, for the same period in 2004. Although net income increased 129.9% in 2005 compared to 2004, the lower return on average equity resulted from the significant increase in average stockholders’ equity as our IPO and concurrent private placement were completed in the fourth quarter of 2004. For 2005, the return was calculated by dividing net income of $20.8 million by an average stockholders’ equity of $137.1 million. For 2004, the return was calculated by dividing net income of $9.0 million by an average stockholders’ equity of $38.1 million.

Consolidated Results of Operations Years Ended December 31, 2004 and 2003

Total revenues.   Total revenues increased by 44.2% in 2004 to $107.7 million compared to $74.7 million in 2003. The increases were primarily due to the increase in net earned premiums, ceding commission and fee income as well as investment income. Net earned premium represented 42.3% of total revenues for 2004 compared to 30.7% in 2003. Ceding commission and fee income represented 53.0% of total revenue in 2004 compared to 65.6% in 2003. Net investment income, excluding realized capital gains, represented 4.7% and 3.0% of total revenue for 2004 and 2003, respectively.

Premiums earned.   Net premiums earned in 2004 increased by 98.6% to $45.6 million compared to $22.9 million in 2003. The increase in net premiums earned was due to the overall increase of 32.2% in gross premiums written in 2004 and to our decision to cede less business in 2004 than 2003.

Net investment income and realized gains.   Net investment income in 2004 increased by 123.6% to $5.1 million compared to $2.3 million in 2003. This increase resulted from the growth in invested assets provided by operations, net proceeds from subordinated debentures underlying trust preferred securities issued in 2003 for $20.6 million, net proceeds of $107.8 million from the October 2004 IPO and concurrent private placement and an increase of $29.2 million in funds withheld as collateral for reinsurance recoverables. This was offset in part by a decrease in the yield on fixed maturity investments. Invested assets grew $171.1 million from $57.3 million at December 31, 2003 to $228.4 million at December 31, 2004. The yield for our fixed income investments held at December 31, 2004 was 3.9% compared to 5.0% for assets held at December 31, 2003. On a tax equivalent basis, the yield was 4.4% for 2004 and 5.3% for 2003. The decrease in yield in 2004 resulted primarily from a lower available interest rates and an increased allocation to tax exempt securities.

Net realized capital gains were $13,000 in 2004 compared to net realized capital gains of $493,000 in 2003. The 2003 capital gains were a result of our decision to reduce the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities.

There was no impact on net realized capital gains attributable to adjustments for other than temporary impairment of securities held during 2004 and 2003.

Losses and loss adjustment expenses.   Gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined in 2004 were $84.2 million and 55.2%, respectively, compared to $74.2 million and 60.8%, respectively, in 2003. The net loss ratio for the combined segments was 59.4% in 2004 and 65.7% in 2003. The improvement in the net loss ratio in 2004 compared to 2003 was due primarily to an increase in net premiums earned that reduced the effect of excess and catastrophe reinsurance premiums on the net loss ratio and to favorable development from prior years’ reserves of $199,000.

Operating expenses.   Total operating expenses in 2004 increased by 29.5% to $62.8 million from $48.5 million in 2003. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY and produced by TRM, costs related to the OneBeacon transaction including establishing two new offices in Long Island and Western New York, additional staffing and other expenses in preparation for a public company environment, and an increase in regulatory assessments.

Interest expenses.   Our interest expense increased in 2004 to $3.1 million compared to $1.5 million in 2003. The increase resulted from an increase in interest of $1.0 million on subordinated debentures underlying our trust preferred securities issued in December, 2004 for $26.8 million and $20.6 million issued in 2003. In addition, $1.1 million of interest expense was incurred as a result of crediting reinsurers on funds withheld in segregated trusts as collateral for reinsurance recoverables effective January 1, 2004 with an annual effective yield of 2.5%. Lastly, we had an aggregate of $6.0 million of other borrowings issued in February and December 2003 that were repaid in 2004 and we recognized a loss on early extinguishment of debt of $133,000 in the fourth quarter of 2004. These increases in interest expense were offset by a $0.5 million reduction in interest on surplus notes repaid in 2003.

Income tax expense.   Our income tax expense in 2004 was $5.7 million compared to $3.4 million in 2003. The increased income tax in 2004 was due primarily to an increase in income before income taxes. The effective income tax rate was 38.7% in 2004 compared to 34.9% in 2003. The effective tax rates were affected by TRM’s pre-tax profits which are subject to state income taxes. See “Note 11. Income Taxes.”

Net income and return on average equity.   Net income and return on average equity in 2004 were $9.0 million and 23.7%, respectively, compared to $6.3 million and 56.8%, respectively, in 2003, which represents a 43.8% increase in net income. Although net income was significantly higher in 2004 than in 2003, the lower return on average equity resulted from the significant increase in average stockholders’ equity as the IPO was completed in the fourth quarter of 2004. For the year, the return was calculated by dividing net income of $9.0 million by an average stockholders’ equity of $38.1 million.

Investments

We classify our investments in fixed maturity securities as available for sale and report these securities at their estimated fair values based on quoted market prices or a recognized pricing service. Changes in unrealized gains and losses on these securities are reported as a separate component of comprehensive net income, and accumulated unrealized gains and losses are reported as a component of accumulated other comprehensive net income in stockholders’ equity. Realized gains and losses are charged or credited to income in the period in which they are realized.

The aggregate fair value of our invested assets as of September 30, 2006 was $ 443.7 million, excluding our investment in common trust securities-statutory business trusts. Our fixed maturity securities as of this date had a fair value of $401.0 million and an amortized cost of $402.7 million. The equity securities carried at fair value were $42.6 million with a cost of $42.7 million as of September 30, 2006. Equity securities carried at cost were reclassified to equity securities at fair value as of September 30, 2006 in accordance with GAAP for insurance companies.

The aggregate fair market value of our invested assets as of December 31, 2005 was $358.6 million. As of that date, our fixed maturity securities had a fair market value of $326.7 million and amortized cost of $331.1 million. Equity securities, available for sale, at fair value were $5.9 million as of December 31, 2005 and a cost of $6.7 million. Equity securities at cost were $24.6 million as of December 31, 2005. Our common trust securities—statutory business trusts had a fair value and equity value of $1.4 million.

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “Other-Than-Temporary Impairment and Its Application to Certain Investments.”  The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP applies to reporting periods beginning after December 15, 2005.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. As of September 30, 2006, we reviewed our fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments in accordance with the provisions of this FSP. We determined that we did not hold any investments that would have been considered other than temporarily impaired.

Liquidity and Capital Resources

Sources and Uses of Funds

We are organized as a holding company with three operating company subsidiaries, TICNY, TNIC and TRM. The holding company’s principal liquidity needs include interest on debt, income taxes and stockholder dividends. The holding company’s principal sources of liquidity include dividends from TICNY, TNIC and TRM and other permitted payments from our subsidiaries, as well as financing through borrowings and sales of securities.

Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY’s policyholders’ surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months. TICNY declared approximately $2,050,000, $850,000, and $364,000 in dividends to Tower in 2005, 2004, and 2003, respectively. As of September 30, 2006, the maximum amount of distributions that TICNY could pay to its parent without approval of the New York State Insurance Department was $11.3 million.

TRM is not subject to any limitations on its dividends to Tower, other than the basic requirement that dividends may be declared or paid if the net assets of TRM remaining after such declaration or payment will at least equal the amount of TRM’s stated capital. TRM declared dividends of $2,550,000 in 2005 and none in 2004 and 2003.

In addition, TNIC my not pay any dividend that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC’s own securities, exceeds the greater of (1) 10% of TNIC’s policyholders’ surplus as of the end of the preceding calendar year or (2) TNIC’s net income for the next preceding calendar year, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. As of September 30, 2006, the maximum amount of distributions that TNIC could pay to its parent without approval of the Massachusetts Commissioner of Insurance was $0.1 million.

Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, by and among Tower, TICNY, TNIC and TRM, we compute and pay Federal income taxes on a consolidated basis. At the end of each consolidated return year, each entity must compute and pay to Tower its share of the Federal income tax liability primarily based on separate return calculations. The tax allocation agreement with allows Tower to make certain Code elections in the consolidated Federal tax return. In the event such Code elections are made, any benefit or liability is accrued or paid by each entity. If a unitary or combined state income tax return is filed, each entity’s share of the liability is based on the methodology required or established by state income tax law or, if none, the percentage of each entity’s separate income or tax divided by the total separate income or tax reported on the return. During 2005, TICNY paid $10.0 million and TRM paid $0.7 million to Tower under this agreement.

Cash Flows from IPO and Private Placement

On October 20, 2004, we sold 13,000,000 shares in our IPO at $8.50 per share. On the same date, we also effected a concurrent private placement of 500,000 shares of our common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for our IPO, at a price of $8.50 per share. On November 10, 2004 the underwriters exercised their 30-day over-allotment option after our IPO. Pursuant to this exercise, the underwriters purchased 629,007 additional shares of common stock from us and 1,320,993 shares of common stock from selling stockholders. We received net cash proceeds of $107,845,000 from the offering and concurrent private placement after the underwriting discounts, commissions and offering expenses. The total costs of the IPO and private placement were $12,252,000 of which $8,407,000 was for the underwriting discount, and $3,845,000 was for all other costs.

Immediately before the closing of the IPO on October 26, 2004, we redeemed 30,000 shares of our Series A Cumulative Redeemable Preferred Shares for $1.5 million plus accrued interest. After the closing the Company utilized some of the cash proceeds to pay off a $5.0 million loan and accrued interest to CIT Group/Equipment Financing, Inc. The Company recognized a loss on early extinguishment of debt of $133,000 in the fourth quarter of 2004.

On October 26, 2004 we contributed $98,000,000 in Paid in Capital to TICNY, which in turn invested this cash in its fixed-income portfolio.

On June 8, 2005 the Company contributed $10,000,000 in capital and surplus to TNIC. The gross paid in and contributed surplus at December 31, 2005 for TNIC includes $1,303,000 of intangible assets contributed by us consisting of purchase price, legal fees and broker fees incurred to acquire TNIC.

Cash Flows from 2007 Offering

We expect to raise approximately $79.3 million in this offering after deducting underwriting discounts and commissions and expenses payable by us.  We expect to use $40 million of the net proceeds to fund a portion of the purchase price for our acquisition of Preserver (see “Acquisition of Preserver”), use $20 million to redeem a portion of our Preferred Stock and the balance to make contributions to the capital and surplus of our insurance subsidiaries and for general corporate purposes.

Concurrently with this offering, we are planning to issue $20 million of trust preferred securities through a wholly-owned statutory business trust.  The net proceeds of the trust preferred securities will be used to redeem the remainder of our Preferred Stock.

On December 8, 2006, we contributed $39.6 million of proceeds from the sale of our Preferred Stock funds to TICNY, which in turn intends to invest approximately $25 million to acquire Preserver along with Tower’s investment discussed above.  The remaining funds will be invested in TICNY’s fixed income portfolio.

Surplus Levels

TICNY and TNIC are required by law to maintain a certain minimum level of policyholders’ surplus on a statutory basis. Policyholders’ surplus is calculated by subtracting total liabilities from total assets. The NAIC maintains risk based capital (“RBC”) requirements for property and casualty insurance companies. RBC is a formula that attempts to evaluate the adequacy of statutory capital and surplus in relation to investments and insurance risks. The formula is designed to allow the state insurance departments to identify potential weakly capitalized companies. Under the formula, a Company determines its “risk-based capital” by taking into account certain risks related to the insurer’s assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer’s liabilities (including underwriting risks related to the nature and experience of its insurance business). Applying the RBC requirements as of December 31, 2005, TICNY’s and TNIC’s risk-based capital exceeded the minimum level that would trigger regulatory attention. In addition to monitoring RBC to ensure regulatory compliance, we monitor various financial ratios, including gross and net premiums written to surplus ratios. There were no capital contributions to TICNY in 2005 and $98.0 million and $17.1 were contributed in 2004 and 2003, respectively. In June 2005, we contributed $10.0 million in cash to TNIC and an additional $1.3 million for the state insurance licenses we acquired as part of the 2005 purchase of a shell insurance company that was renamed TNIC.

The statutory surplus that we are required to maintain varies depending on the type and amount of revenue that is derived. The statutory surplus requirements are based upon various capital adequacy tests and ratios established by rating agencies and insurance regulators. Statutory surplus requirements are greater for net premiums earned than for premiums that we cede or transfer to reinsurers. Non-risk bearing revenues that are generated primarily from TRM do not require us to maintain any surplus, except capital necessary to meet TRM’s operating expenses. For these reasons, throughout our history before the October 2004 IPO we attempted to reduce our statutory surplus requirement by limiting our net retention of premiums while emphasizing ceding commissions and non-risk bearing revenues from TRM.

Cash Flows

The primary sources of cash flow in TICNY are gross premiums written, reinsurance commissions from our quota share reinsurers, loss payments by our reinsurers, investment income and proceeds from the sale or maturity of investments. Funds are used by TICNY for ceded premium payments, which are paid on a net basis after subtracting losses paid on reinsured claims and reinsurance commissions. TICNY also uses funds for loss payments and loss adjustment expenses on our net business, commissions to producers, salaries and other underwriting expenses as well as to purchase investments and to pay dividends to Tower. TRM’s primary sources of cash are premiums produced on behalf of issuing companies and commission and fee income. TRM’s primary uses of cash are premium payments and fees to issuing companies, net of paid losses and commission income, commissions to producers and expenses reimbursed to TICNY under an expense sharing agreement.

Our reconciliation of net income to cash provided from operations is generally influenced by the collection of premiums in advance of paid losses, the timing of reinsurance and issuing company settlements and the timing of our loss payments.

Cash flow needs at the holding company level are primarily for dividends to our stockholders and interest payments on our $68.0 million of subordinated debentures underlying our trust preferred securities.

Cash Flows for the Three and Nine Months Ended September 30, 2006 and 2005

For the three months ended September 30, 2006,net cash provided by operating activitieswas $11.3 million. Net cash provided by operations was $36.0 million for the same period in 2005. The lower net cash provided by operating activities was due to an increase in collected premiums as a result of the growth in gross premiums written, offset by the payment of $21.5 million to CastlePoint Reinsurance for the remaining April 1, 2006 ceded unearned premiums and the third quarter quota share reinsurance as well as an increase in premiums paid for catastrophe coverage.

For the nine months ended September 30, 2006, net cash provided by operating activities was $97.9 million compared to $97.5 million for the same period last year. The increase in net cash provided by operations for the nine months ended September 30, 2006 resulted primarily from an increase in collected premiums as a result of the growth in gross premiums written and the commutation and novation agreements executed during the second quarter of 2006, offset by the partial payment of $41.8 million for the April 1, 2006 ceded unearned premiums and the quota share reinsurance ceded to CastlePoint Reinsurance in the nine months ended September 30, 2006 as well as an increase in premiums paid for catastrophe coverage.

For the three months and nine months ended September 30, 2006, we had $52.6 million and $116.6 million, respectively, of net cash flows used in investing activities that were funded from operating cash flow. During the third quarter of 2006, the Company capitalized $14.2 million for the purchase of fixed assets. The Company relocated its New York City Corporate Headquarters within the same building. The Company capitalized $8.0 million for leasehold improvements, $3.9 million for furniture & equipment and $2.2 million for computer hardware and software in the third quarter of 2006. The landlord provided a $4.5 million build-out allowance which partly financed the $8.0 million of leasehold improvements as of September 30, 2006. During the nine months of 2006, the Company capitalized $19.2 million for the purchase of fixed assets. This included $9.5 million for leasehold improvements, $5.1 million for furniture & equipment and $4.6 million for computer hardware and software. In addition, there were an increases in the mortgage-backed, corporate bond sectors and equity investments in the three months ended September 30, 2006.

The net cash flows provided by financing activities for the nine months ended September 30, 2006 was $20.5 million and included the net proceeds from the issuance of $20.0 million in subordinated debentures on March 31, 2006, compared to $0.3 million and $1.2 million of net cash flows used in financing activity for the three and nine months ended September 30, 2005, respectively.

The operating subsidiaries’ primary sources of cash are net premiums received, commission and fee income, net investment income and proceeds from the sale and redemption of both equity and fixed-maturity investments. Cash is used to pay claims, commissions and operating expenses, to purchase investments and fixed assets and to pay dividends to the holding company. TICNY and TNIC are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. As of September 30, 2006, the maximum amount of distributions that TICNY could pay to its parent without approval of the New York State Insurance Department was $11.3 million. TNIC may not pay more than 10% of its capital stock in dividends per year in accordance with the Massachusetts Insurance Code. As of September 30, 2006, the maximum amount of distributions that TNIC could pay to its parent without approval of the Massachusetts Commissioner of Insurance was $0.1 million.

Cash Flows for the Years Ended December 31, 2005 and 2004

For 2005, net cash provided by operating activities was $128.5 million compared to operating cash flow of $76.1 in 2004. The increase in net cash provided by operations in 2005 resulted from an increase in collected premiums as a result of the growth in gross premiums and the reduction in the effective quota share reinsurance ceding percentage from 41.6% in 2004 to 25% in 2005.

Net cash used by investing activities was $143.3 million for the year ended December 31, 2005 compared to $177.0 in 2004 due principally to the investment in securities with cash provided by operations.

In 2005, cash flows from financing activities were a net use of funds of $1.6 million due principally to dividend payments to stockholders. Cash flows from financing activities for 2004 of $125.7 million included $107.8 million of net proceeds from the IPO and concurrent private placement in the fourth quarter of 2004 and $26.0 million in net proceeds from the issuance of subordinated debentures in connection with offerings of trust preferred securities in December 2004. In 2004, we repaid $5.6 million of notes payable and redeemed all of our Series A cumulative redeemable preferred shares for $3.0 million. Additionally the Company collected its employee notes receivable balance of $1.4 million before December 31, 2004. The Company paid stockholder dividends of $2.0 million and $1.2 million in 2005 and 2004, respectively.

Cash Flows for the Years Ended December 31, 2004 and 2003

For the year ended December 31, 2004net cash provided by operating activitieswas $76.1 million compared to operating cash flow of $22.7 million in 2003. The increase in net cash provided by operations in 2004 resulted from an increase in collected premiums as a result of the growth in gross premiums and the reduction in the effective quota share reinsurance ceding percentage from 77.2% in 2003 to 41.6% in 2004, an increase of $29.2 million in funds withheld as collateral for reinsurance recoverable and a $15.7 million collection of a receivable for cancelled reinsurance.

Net cash used by investing activities was $177.0 million for the year ended December 31, 2004, compared to $19.0 million in 2003 due principally to the investment of $98.0 million of IPO proceeds contributed to and invested by TICNY and cash provided by operations.

Cash flows from financing activities for 2004 of $125.7 million included $107.8 million of net proceeds from the IPO and concurrent private placement in the fourth quarter of 2004 and $26.0 million in net proceeds from the issuance of subordinated debentures in connection with offerings of trust preferred securities in December, 2004. In 2004, we repaid $5.6 million of notes payable and redeemed all of our Series A cumulative redeemable preferred shares for $3.0 million. Additionally, the Company collected its employee notes receivable balance of $1.4 million before December 31, 2004. The Company paid stockholder dividends of $1.2 million and $1.8 million in 2004 and 2003, respectively.

Liquidity

We maintain sufficient liquidity to pay claims, operating expenses and meet our other obligations. We held $38.8 million and $55.23 million of cash and cash equivalents at December 31, 2005 and 2004, respectively, which included $26.1 and $34.9 million, respectively, which were of short-term duration of less than ninety days and were recorded as cash equivalents on the balance sheet. We monitor our expected claims payment needs and maintain a sufficient portion of our invested assets in cash and cash equivalents to enable us to fund our claims payments without having to sell longer-duration investments. As of December 31, 2005, cash and cash equivalents greatly exceeded the estimated $24.7 million of net loss reserves as of that date that we expected to pay within the next year. As necessary, we adjust our holdings of short-term investments and cash and cash equivalents to provide sufficient liquidity to respond to changes in the anticipated pattern of claims payments. See “—Investments.”

Commitments

The following table summarizes information about contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2005 were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	($ in thousands)
Subordinated debentures	$47,426	$—	$—	$—	$47,426
Interest on subordinated debentures	104,821	3,689	7,377	7,377	86,378
Operating lease obligations	48,592	1,953	6,692	6,523	33,424
Gross loss reserves	198,724	48,194	80,305	42,686	27,539
Total contractual obligations	$399,563	$53,836	$94,374	$56,586	$194,767

The gross loss reserves payments due by period in the table above are based upon the loss and loss expense reserves estimates as of December 31, 2005 and actuarial estimates of expected payout patterns by line of business. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. Contractual obligations are reduced by ceded reserves recoverable from reinsurers that amounted to $97.0 million due as follows: less than one year, $23.5 million; one to three years, $39.2 million; four to five years, $20.8 million; and after five years, $13.3 million. The interest on the subordinated debentures is calculated using interest rates in effect at December 31, 2005 for variable rate debentures.

For a discussion of our reserving process, see “—Loss and Loss Adjustment Expense Reserves.”  Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss reserves vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Related to Our Business—If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly affected”, for a discussion of the uncertainties associated with estimating loss and loss adjustment expense reserves. This payment pattern also assumes timely reimbursement from our reinsurers. If our reinsurers do not meet their contractual obligations or a timely basis, the payment assumptions presented above could vary materially.

Capital Resources

In 2003, we formed two statutory business trusts and we own all of the common trust securities of each trust. The trusts issued $20.0 million of trust preferred securities in private placements and invested the proceeds thereof and the proceeds from the sale of common trust securities in exchange for $20.6 million of junior subordinated debentures issued by us. In December 2004, we formed two additional statutory business trusts and we own all of the common securities of each of those trusts. The trusts issued $26 million of trust preferred securities in a private placement and invested the proceeds thereof and the proceeds from the sale of common trust securities in exchange for $26.8 million of junior subordinated debentures issued by our holding company. In March 2006, we formed an additional statutory business trust and we own all of the common securities of this trust. The trust issued $20 million of trust preferred securities in a private placement and invested the proceeds thereof and the proceeds from the sale of common trust securities in exchange for $20.6 million of junior subordinated debentures issued by our holding company. All of the debentures have stated maturities of thirty years. We have the option to call any or all of the securities at par beginning five years from the date of issuance. The interest rate on $10.3 million of the subordinated debentures issued in May 2003 will float quarterly for changes in the three month London Interbank Offered Rate (“LIBOR”) plus 4.1% and may not exceed 12.5% prior to the first call date of May 15, 2008. The interest rate on $10.3 million of subordinated debentures issued in September 2003 is a combination fixed and floating rate with a fixed rate of 7.5% during the no call period of five years after which the interest rate will float quarterly for changes in the three month LIBOR interest rate plus 4%. The interest rate on $13.4 million of subordinated debentures issued on December 17, 2004 is fixed at 7.4% for the first five years after which the interest rate will float quarterly for changes in the three month LIBOR interest rate plus 3.4%. The interest rate on $13.4 million of subordinated debentures issued on December 21, 2004 will float based on the three month LIBOR interest rate plus 3.4%. The interest rate on $20.6 million of subordinated debentures issued in March 2006 is a combination fixed and floating rate with a fixed rate of 8.5625% during the no call period of five years after which the interest rate will float quarterly for changes in the three month LIBOR interest rate plus 3.3%.

Under the terms for all of the trust preferred securities, an event of default may occur upon:

•       non-payment of interest on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period;

•       non-payment of all or any part of the principal of the trust preferred securities;

•       our failure to comply with the covenants or other provisions of the indentures or the trust preferred securities; or

•       bankruptcy or liquidation of us or of either of the financing trusts through which the trust preferred securities were issued.

If an event of default occurs and is continuing, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

Pursuant to the terms of our subordinated debentures, Tower and its subsidiaries cannot declare or pay any dividends if we are in default or have elected to defer payments of interest on the subordinated debentures.

Off Balance Sheet Arrangements

We have posted an irrevocable letter of credit for $2.0 million for the benefit of OneBeacon Insurance Group LLC (“OneBeacon”) representing the estimated commissions due to OneBeacon for the first year of the Commercial Renewal Rights Agreement dated September 13, 2004. Upon payment of the second fiscal year commissions in February 2007, the letter of credit will be reduced to $1.0 million.

Inflation

Property and casualty insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated.

Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in stockholders’ equity.

BUSINESS

Overview

Through our subsidiaries, we offer a broad range of specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York, New Jersey, Massachusetts and Pennsylvania. We provide coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard risk carriers due to factors such as type of business, location and premium per policy. We provide commercial lines products comprised of commercial package, general liability, workers’ compensation and commercial auto policies to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. We also provide personal lines products that currently insure modestly valued homes and dwellings. These products are distributed through approximately 800 retail agents that are serviced through our offices in New York City, Buffalo and Long Island. We also distribute our products through approximately 60 wholesale agents that are primarily located throughout the New York metropolitan area.

Michael H. Lee, our President and CEO, was a founder of TICNY in 1990. TICNY was founded with approximately $2 million and 10 employees to focus on writing business primarily in New York City. In order to support our premium writings, we transferred a significant amount of our premiums to reinsurers which generated commission income and mitigated our capital limitations. In addition to transferring premiums to reinsurers, we formed TRM in 1995 to generate commission and fee income through other insurance companies by producing business that TICNY was precluded from writing due to TICNY’s limited capital, rating and licensing. Through an expense sharing agreement with TICNY, TRM also enabled us to lower our underwriting expense ratio by sharing some of the cost of developing and maintaining a full insurance infrastructure with TICNY. In 1995, Tower Group, Inc. was also formed to assume 100% ownership of TICNY and TRM.

In 2001, we expanded our premium writings in New York City by entering into a renewal rights transaction with Empire Insurance Group that generated gross premiums written of approximately $42 million during the first year of the agreement. In September 2004, TICNY entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC and some of its insurance company subsidiaries pursuant to which we acquired OneBeacon’s rights to seek to renew a block of commercial lines insurance policies in New York State that generated approximately $40 million during the first year of the agreement. Through the OneBeacon renewal rights transaction, we were able to add approximately 280 retail agents throughout New York State.

On October 20, 2004, we completed an initial public offering and concurrent private placement of our shares and received net proceeds of approximately $108 million after the underwriting discounts, commissions and offering expenses. The additional capital from the IPO and the concurrent private placement allowed us to retain a greater percentage of our premium writings and to improve our rating from A.M. Best.

In March 2005, in an effort to expand our writings outside of New York as well as position our products in various market segments, we purchased the outstanding common stock of TNIC, a shell insurance company that had licenses in various states in the Northeast. A “shell insurance company” is a licensed insurance company that does not have any net liabilities and does not write any business. We have worked to increase the licensing of both TNIC and TICNY, which now are licensed in 25 and 36 states, respectively.  TNIC began writing business in New Jersey, Pennsylvania, Massachusetts and New York in 2006.

In April 2006, we sponsored the formation of CastlePoint, a Bermuda holding company, to provide property and casualty insurance and reinsurance business solutions, products and services primarily to small insurance companies and program underwriting agents in the United States. We entered into a long-term strategic relationship with CastlePoint to secure a stable source of traditional quota share reinsurance and insurance risk-sharing capability. See “—Strategic Relationship and Agreements with CastlePoint.”

On November 13, 2006, we signed an agreement to acquire the outstanding stock of Preserver for cash consideration of approximately $68.3 million, a portion of which will be allocated to repay all outstanding debt owed to its shareholders. In addition, $12 million of Preserver’s trust preferred securities will remain outstanding. Preserver is a privately-held company that offers products similar to ours. We believe this transaction will accelerate our regional expansion by allowing us to access Preserver’s approximately 300 agents that produce business in various Northeastern states. The acquisition is subject to regulatory approvals and is expected to close in the first quarter of 2007. See “Acquisition of Preserver,” “Selected Consolidated Financial Information for Preserver” and “Selected Pro Forma Consolidated Financial Information.”

Competitive Strengths and Strategies

We believe our hybrid business model, high growth platform, underwriting and market segmentation expertise, low cost infrastructure and proven leadership and experienced management are competitive strengths, as described below. We plan to utilize these competitive strengths to continue our profitable growth through the following strategies:

•       Hybrid Business Model.   We utilize a business model under which we (i) retain premiums to generate investment and underwriting income through the use of our own capital and (ii) transfer premiums to reinsurers and produce business for other insurance companies to generate commission and fee income. Our business model allows us to create and support a much larger premium base and more highly developed infrastructure than otherwise would have been possible with our capital base. In doing so, we have been able to achieve a return on average equity (or ROAE) that we believe is higher than many other insurance companies with a traditional business model. From 2001 to 2005, our return on average equity averaged 21.5%. Through our strategic relationship with CastlePoint, we have reduced the risk of relying on other reinsurance and issuing companies and will be able to maintain and strengthen our hybrid business model as well as pursue our growth plans. Through reinsurance and pooling, we plan to transfer approximately 49% of our total premiums written and produced to CastlePoint’s reinsurance and insurance company subsidiaries in order to generate commission and fee income. We will continue to maintain the operational infrastructure that will market, originate, underwrite and service the total premiums written and produced.

•       High Growth Platform and Territorial Expansion.   We have established a track record of growth by expanding our product line offering, entering into new territories and acquiring books of business. Our gross premiums written and premiums produced increased 39.1% on a compounded annual basis from 2001 to 2005. Our acquisition of Preserver will allow us to increase our premium writings in the three states in which we are currently writing business, New York, New Jersey and Massachusetts, as well as expand into new states such as Maine, New Hampshire and Rhode Island. Through this acquisition, we will also be able to expand our broad product platform to include personal auto and business owners’ policies. We also plan to expand into other parts of the United States by establishing offices and appointing retail agents in those areas as well as appointing wholesale agents throughout the country. We will continue to seek acquisitions of renewal rights, insurance companies and managing general agencies that will provide us with access to local markets throughout the United States.

•       Underwriting and Market Segmentation Expertise.   We have a strong track record of generating favorable underwriting results as demonstrated by our weighted average gross loss ratio of 59.1%

during the period from 2001 to 2005. We have been able to achieve these underwriting results by focusing on customers that present low to moderate hazard risks and utilizing our in-house claims and legal defense capabilities to adjust and defend claims cost-effectively. We also have utilized our broad product line platform to allocate our capital to the most profitable lines of business in response to changing market conditions. In addition, we have been able to maintain pricing and coverage discipline in writing these policies by positioning our products in various market segments that tend to exhibit a reduced level of competition, including nonstandard risks that may be avoided by standard or preferred market carriers due to underwriting factors such as type of business, location and premium per policy.

•       Entrance into Excess and Surplus Lines Market.   At present, we generally write our insurance policies in the preferred and standard market through our retail agents and insurance policies in the non-standard market segments through our wholesale agents, all on an “admitted basis.” This means that we are licensed by the states in which we sell our policies, and we write our policies using premium rates and forms that are filed with state insurance regulators. However, we plan to enter the excess and surplus lines (or E&S) market segment by offering our products through TICNY, which is qualified as a non-admitted company to write E&S business in Florida and Texas, as well as through a separate non-admitted company that we plan to form and capitalize. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing process. Because we focus on providing products in underserved market segments through our wholesale distribution system, we believe we can distribute these products utilizing both the non-standard market segment on an admitted basis as well as the E&S market segment on a non-admitted basis. Having a non-admitted company will provide us with a means to quickly expand and distribute our products nationally through the wholesale distribution system.

•       Low Cost Infrastructure.   We have been able to gradually lower our expense ratio by realizing economies of scale resulting from our growth in total premiums produced and managed, and by improving our business processes and integrating technology to become more efficient. The commission and fee income that we generate from transferring premiums to reinsurers and other insurance companies also reduces our expense ratio. Our net expense ratio, which is calculated after offsetting our reinsurance commission, was 29.3% in 2005 and 26.2% for the nine months ended September 30, 2006. We also expect that acquisitions we may make will generate incremental reductions in our expense ratio as we apply our technology and business processes to the operations of the acquired business in order to realize economies of scale.

•       Proven Leadership and Experienced Management.   Our senior management team members, including Michael H. Lee and Francis M. Colalucci, average over 20 years of insurance industry experience. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has an extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

Strategic Relationship and Agreements with CastlePoint

We organized and sponsored CastlePoint, a Bermuda holding company, with an initial investment of $15.0 million on February 6, 2006. On April 4, 2006, CastlePoint raised $249.9 million, net of expenses, in a private placement offering of newly issued shares, which reduced our investment ownership from 100% to 8.6%. On April 6, 2006, we received a warrant from CastlePoint to purchase an additional 3.7% or

1,127,000 shares of common stock with a fair value of approximately $4.6 million using a Black-Scholes option pricing model.

CastlePoint is a Bermuda holding company organized to provide property and casualty insurance and reinsurance business solutions, products and services primarily to small insurance companies and program underwriting agents in the United States. Reinsurance is an arrangement by which one insurance company, called the reinsurer, agrees to indemnify another insurance (or reinsurance) company, called the ceding company, against all or a portion of the insurance (or reinsurance) risks underwritten by the ceding company under one or more policies. Program underwriting agents are insurance intermediaries that aggregate insurance business from retail and wholesale agents and manage business on behalf of insurance companies. Their functions may include some or all of risk selection, underwriting, premium collection, policy form and design, and client service.

CastlePoint operates through a number of subsidiaries, including CastlePoint Reinsurance, a Bermuda reinsurance company; CastlePoint Insurance Company, a New York domiciled insurance company; and CastlePoint Mangement Corp., which provides insurance services.

For your convenience, we have included below definitions of terms used in this prospectus supplement in connection with our relationship with CastlePoint:

•       “brokerage business” refers to broad classes of business that are underwritten on an individual policy basis by an insurance company’s underwriting staff through wholesale and retail agents, and for which most or all of the services are provided by the insurance company as part of the overall product offering;

•       “program business” refers to narrowly defined classes of business that are underwritten on an individual policy basis by program underwriting agents on behalf of insurance companies;

•       “traditional program business” refers to blocks of program business in excess of $5 million in annual gross written premium that we historically have underwritten, consisting of non-auto related personal lines and the following commercial lines of business: retail stores and wholesale trades, commercial and residential real estate, restaurants, grocery stores, office and service industries and artisan contractors;

•       “specialty program business” refers to (i) program business other than traditional program business and (ii) traditional program business that we and CastlePoint agree will be deemed to be specialty program business;

•       “insurance risk-sharing business” refers to various risk sharing arrangements, such as (i) pooling or sharing of premiums and losses between our insurance companies and other insurance companies based upon their respective percentage allocations or (ii) appointing other insurance companies as our program underwriting agents and then having those insurance companies assume through reinsurance a portion of the business they produce as program underwriting agents;

•       “traditional quota share reinsurance” refers to a type of reinsurance whereby a reinsurer provides reinsurance coverage to an insurance company on a pro-rata basis based on a ceding percentage without any provisions to limit meaningful losses within the contractual limits; and

•       “program underwriting agent” refers to an insurance intermediary that aggregates business from retail and wholesale agents and manages business on behalf of insurance companies, including functions such as risk selection and underwriting, premium collection, policy form design and client service.

In April 2006, we entered into a master agreement with CastlePoint (the “Master Agreement”). Pursuant to the Master Agreement and as described more fully in “—Reinsurance,” we subsequently entered into the following agreements and arrangements with subsidiaries of CastlePoint:

•       brokerage business quota share reinsurance agreement between CastlePoint Reinsurance and Tower’s subsidiaries, TICNY and TNIC, covering brokerage business historically written by Tower;

•       traditional program business quota share reinsurance agreement between CastlePoint Reinsurance and Tower’s subsidiaries, TICNY and TNIC, covering program business historically written by Tower;

•       specialty program business and insurance risk-sharing business quota share reinsurance agreement between CastlePoint Reinsurance and Tower’s subsidiaries, TICNY and TNIC, covering business not historically written by Tower;

•       a service and expense sharing agreement with CastlePoint Management; and

•       a program management agreement between CastlePoint Management and Tower’s subsidiaries, TICNY and TNIC.

The reinsurance agreements and pooling agreement are described in more detail under
“—Reinsurance—CastlePoint Reinsurance and Pooling.”  Under the service and expense sharing agreement, CastlePoint Management can purchase from us certain insurance company services, such as claims adjustment, policy administration, technology solutions, underwriting, and risk management services, at cost and market these services to program underwriting agents on an unbundled basis. CastlePoint Management shares with us 50% of the profits and losses generated from these services. We charged CastlePoint $0.3 million for such services in the third quarter of 2006 and $0.6 million for the nine months ended September 30, 2006. These charges have been recorded as reductions to our operating expenses. Under the program management agreement, CastlePoint Management was appointed by TICNY and TNIC to perform certain underwriting and claims services with respect to the specialty program business and insurance risk-sharing business, such as soliciting, underwriting, quoting, binding, issuing and servicing of insurance policies. In circumstances where CastlePoint Management cannot fully perform these functions on its own, CastlePoint Management plans to delegate authority to the program underwriting agents or to purchase services from us under the service and expense sharing agreement.

The program management agreements, the pooling agreements and the service and expense sharing agreement are subject to further review, approval and modification by the New York State Insurance Department. On December 4, 2006, we sold an unused “shell” insurance company, Tower Indemnity Company of America, to CastlePoint in order to facilitate these pooling arrangements.

We believe that the formation of CastlePoint and the agreements between our company and CastlePoint further enhance our hybrid business model by reducing certain risks of relying on other reinsurers and issuing carriers. These risks include cyclicality in underwriting appetite and availability of capacity, restrictions on business and underwriting classes and the high costs of utilizing issuing carriers. Our relationship with CastlePoint also generates commission and fee income which are an important component of Tower’s business. Furthermore, we can continue to participate in program business though our pooling arrangements while operationally remaining focused on our core business which is distributed by retail and wholesale agencies.

On November 13, 2006, we entered into the Preferred Stock Purchase Agreement with a subsidiary of CastlePoint pursuant to which we agreed to issue and sell 40,000 shares of Preferred Stock to the subsidiary for aggregate consideration of $40 million. The transaction closed on December 4, 2006. The Preferred Stock has a liquidation preference of $1,000 per share. Dividends are non-cumulative and are payable quarterly at the rate of 8.66% per annum. If dividends on the Preferred Stock are not declared and paid for any period, no dividends may be declared on our common stock for such period. The Preferred Stock is redeemable by us at any time, in whole or in part, at a price per share equal to the liquidation preference plus declared and unpaid dividends. Upon completion of this offering, unless redeemed by us, 30,000 shares of the Preferred Stock will be subject to a mandatory conversion into our common stock and the other 10,000 shares of Preferred Stock will be convertible into our common stock at the option of the holder, in each case at a price per share of common stock equal to the price per share in this offering. In the event of a change in control of Tower, the Preferred Stock will also be convertible at the option of the holder into shares of our common stock worth $40 million (plus declared and unpaid dividends), valued at the value per share of common stock in the change in control transaction. The Preferred Stock will have no voting rights except as required by law, except that if we fail to pay six dividends, whether or not consecutive, the holders of the Preferred Stock, voting as a separate class, will be entitled to elect one director to our board of directors until we have thereafter paid in full at least four dividends, whether or not consecutive.

In connection with the issuance and sale of the Preferred Stock, we (i) agreed to pay a placement fee to CastlePoint’s subsidiary in an amount of up to $400,000; (ii) agreed to provide to CastlePoint a right of first refusal to enter into a loss portfolio transfer of existing reserves of any operating company we may acquire; and (iii) agreed to extend the Master Agreement for an additional year.

We intend to give CastlePoint notice of redemption of the Preferred Stock when we price this offering of common stock. The redemption will be subject to the closing of this offering and the concurrent offering of trust preferred securities. Based on a price per share of $31.25, CastlePoint would own 1,280,000 shares of our common stock if all of the Preferred Stock were converted at the closing of this offering and not redeemed.

We believe it is important to maintain and enhance our strategic relationship with CastlePoint as CastlePoint provides a reliable source of reinsurance capacity that will permit us to continue to implement our business strategy. We believe the relationship can be enhanced through mutually beneficial transactions, including investments. Consistent with this belief, we obtained capital support from CastlePoint through its $40 million investment in our Preferred Stock. Our growth plans and business model will require additional capital or financing from time to time. These needs will likely occur in connection with the acquisition of a book of business or another company and could also occur in other circumstances. Assuming that CastlePoint would be willing to provide financing, any such transaction with CastlePoint will be made only after approval by a special committee of independent members of the Board of Directors after evaluating and comparing the proposed terms of such transactions with available alternatives.

Business Segments

We operate in three business segments:

•       Insurance. In our insurance segment, TICNY and TNIC provide commercial lines policies to businesses and personal lines policies to individuals in New York, New Jersey, and Massachusetts. We also provide limited commercial lines policies in other Northeast states such as Pennsylvania. Tower’s commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers’ compensation and commercial automobile policies. The personal lines products consist of homeowners, dwelling and other liability policies. See “—Insurance Segment Products.”

•       Reinsurance. In our reinsurance segment in 2006, TICNY accepted or assumed reinsurance directly from TRM’s issuing companies on a 100% quota share basis. Until December 31, 2005, as a reinsurer, TICNY assumed a modest amount of the risk on the premiums that TRM produced. While this reinsurance business historically was not profitable, the commission income generated by

TRM on the production of this business exceeded any underwriting losses from the reinsurance assumed on this business. See “—Insurance Services Segment Products and Services.”

•       Insurance Services. Prior to our IPO, TICNY’s limited capital, rating and licensing constrained its ability to write and retain large premium volume. Consequently, TICNY made extensive use of quota share reinsurance to manage the level of risk it retains in relation to its capital. In 1995, we formed TRM in order to produce business for other insurance companies that TICNY was precluded from writing. In order for us to obtain reinsurance for TRM’s issuing companies, the reinsurers often required TICNY to assume reinsurance premiums directly from TRM’s issuing companies or from reinsurers that reinsured the premiums written by these companies.

In our insurance services segment, TRM, as a managing general agency, generates commission income by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. TRM does not assume any risk on business produced by it. Until December 31, 2005, all of the risk was written by the issuing companies and ceded to a variety of reinsurers pursuant to reinsurance programs arranged by TRM working with outside reinsurance intermediaries. Placing risks through TRM’s issuing companies allowed us to underwrite larger policies and gain exposure to market segments previously unavailable to TICNY due to its then rating, financial size, geographical licensing limitations, or other factors. Through its issuing companies, TRM produces commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products. In 2006, the reinsurance on TRM business was ceded to TICNY. See “—Insurance Services Segment Products and Services.”

Insurance Segment Products

Tower Group offers a broad array of commercial and personal lines products. Our insurance segment (TICNY and TNIC) products target low severity, low frequency risks. In 2006, our overall average annual premium was $4,774 per policy for commercial lines and $1,128 per policy for personal lines.

Typically, the liability coverage on these classes of business is not exposed to long-tailed (i.e., many years may pass before claims are reported or settled), complex or contingent risks, such as products liability, asbestos or environmental claims. These risks are located in both urban and suburban areas of the Northeastern United States, a market that we believe, in our lines of business, level of risk and premium size, has historically been underemphasized by regional and national insurance companies. With the OneBeacon renewal rights agreement and our pending acquisition of Preserver, we have expanded our marketing territory to other areas outside of New York State, including New Jersey, Massachusetts, Maine, New Hampshire, Pennsylvania and Vermont. However, we are maintaining a targeted approach to underwriting, focusing on underserved markets that we believe will permit us to achieve favorable premium rates.

The following table shows our gross premiums earned and loss ratio for the insurance segment’s products for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004:

	For the nine months ended		For the year ended December 31,
	September 30, 2006		2005		2004
	Gross Premiums Earned	Gross Loss Ratio	Gross Premiums Earned	Gross Loss Ratio	Gross Premiums Earned	Gross Loss Ratio
	($ in thousands)
Commercial multiple-peril	$110,329	58.5%	$117,814	59.4%	$77,917	63.1%
Other liability	34,449	71.1%	22,427	77.9%	7,525	55.5%
Workers’ compensation	24,178	38.6%	21,059	40.8%	14,101	61.8%
Commercial auto	20,317	50.7%	16,722	32.6%	10,432	31.7%
Homeowners	49,786	47.9%	49,150	59.0%	34,526	45.6%
Fire and allied lines	8,982	39.6%	9,002	48.1%	6,709	55.2%
All Lines	$248,040	54.8%	$236,174	57.1%	$151,210	56.1%

Commercial Multiple-peril

Our commercial multiple-peril products include commercial package policies, business owners policies and landlord package policies. Our commercial package policies provide property and casualty coverage and focus on classes of business such as retail and wholesale stores, restaurants, residential and commercial buildings, and grocery stores. We have written commercial package policies since TICNY commenced operations in 1990. Our business owners policies provide property and liability coverage to small businesses. We introduced this product in 1997 to provide broader built-in coverage for businesses in the standard and preferred pricing tiers. Our landlord package policy provides property and casualty coverage for three-and-four-family dwellings with a maximum coverage limit of $700,000. As of September 30, 2006, approximately 39,331 commercial multiple-peril products were in force, including 22,893 commercial package policies and 11,683 landlord package policies and 4,755 business owners policies.

Workers’ Compensation

We introduced our workers’ compensation product in 1995. Our underwriting focus is on businesses such as restaurants, retail stores, offices, and service risks that generally have a lower potential for severe injuries to workers from exposure to dangerous machines, elevated worksites and occupational diseases. This product is currently offered on both a guaranteed cost basis at the rates published by the New York State Workers’ Compensation Bureau, and also in TNIC with an upfront deviation. In New Jersey and Massachusetts we also offer premium credits based on scheduled criteria. As of September 30, 2006, we had approximately 11,615 workers’ compensation policies in force.

Commercial Automobile

Our commercial automobile product focuses on non-fleet and fleet business such as contractor and wholesale food delivery vehicles. We underwrite primarily medium and lightweight trucks (under 30,000 lbs. gross vehicular weight). Historically unprofitable accounts for this segment of the insurance industry such as livery, trucking for hire or long-haul trucking operations are presently excluded under our underwriting guidelines. We commenced writing commercial automobile business in 1998. As of September 30, 2006, approximately 2,993 commercial automobile policies were in force.

Other Liability

We offer other liability products in personal and commercial lines. Our commercial products are comprised of monoline commercial general liability and commercial umbrella policies. We write commercial general liability policies for risks that do not have property exposure or whose property exposure is insured elsewhere. Primarily, we target residential and commercial buildings, as well as artisan contractors for monoline general liability. Our commercial umbrella policy, introduced in 2002, provides additional liability coverage with limits of $1,000,000 to $5,000,000 to policyholders who insure their primary general liability exposure with TICNY through a business owners, commercial package policy or commercial general liability policy. As of September 30, 2006 approximately 2,904 monoline commercial general liability policies were in force. We also write monoline personal liability policies as an addition to our dwelling fire policies and currently have 1,295 comprehensive personal liability policies in force. For commercial umbrella we have a small number of policies with a limit over $5 million.

Homeowners

Our homeowner’s policy is a multiple-peril policy providing property and liability coverage for one- and two-family owner-occupied residences. While we are expanding our marketing territories throughout New York State, the homes we currently insure are located predominantly in the greater New York City area. In the first quarter of 2006 we started writing homeowners business in New Jersey and added Homeowners business in Massachusetts in December 2006. We market both a standard and preferred homeowners product. As of September 30, 2006, approximately 62,227 homeowners policies were in force.

Fire and Allied Lines

Our fire and allied lines policies consist of dwelling policies and monoline commercial property policies. Our dwelling product targets owner-occupied dwellings of no more than two families. The dwelling policy provides optional coverage for personal property and can be combined with an optional endorsement for liability insurance. This provides an alternative to the homeowners policy for the personal lines customer. As of September 30, 2006, we had approximately 18,620 dwelling policies in force. We also write monoline commercial property policies for insureds that do not meet our underwriting criteria for the liability portion of our commercial package policies. The classes of business are the same as those utilized for commercial package property risks.

Reinsurance Segment Products

Until December 31, 2005, in order for TRM to obtain reinsurance support for the business it produced for its issuing companies, Virginia Surety Company Inc. and State National Insurance Company Inc., TICNY was often required to assume through retrocession a limited amount of reinsurance on this business from the issuing companies or the issuing companies’ reinsurers. By assuming risk, we aligned our interests with the issuing companies and their reinsurers. While this assumed business was historically unprofitable, the direct commission income generated by TRM historically offset assumed losses.

In 2006, TRM produced business through Virginia Surety from January 1 to August 31, and it produced business through State National beginning on November 1, 2006. In 2006, TICNY directly reinsured 100% of the TRM business written by Virginia Surety and State National.

Effective August 1, 2005, TICNY agreed to be  the quota share reinsurer for a book of business covering artisan contractors and general contractors written by Accident Insurance Company (“AIC”). Under the terms of the treaty, AIC ceded to TICNY 65% of the premiums written and TICNY allowed AIC a 25% ceding commission. In addition, the terms provided for TICNY to pay AIC a contingent commission equal to 30% of any profit accruing to TICNY during each accounting period, where profit is calculated as earned premiums, less commission, less 15% of ceded earned premiums for reinsurers’

expenses, less incurred losses, less any loss carried forward from the previous accounting period. TICNY’s limit of liability under the treaty was capped at 150% of ceded gross earned premium, i.e. earned premium gross of ceding commission and after deduction of any return premiums and cancellations. On April 1, 2006, TICNY’s 65% participation in the AIC quota share treaty was novated to CastlePoint Reinsurance on an in-force, new and renewal basis.

Insurance Services Segment Products and Services

TRM provides non-risk bearing managing general agency, reinsurance intermediary and claims administration services that generate commission and fee income for us. TRM also provides us with additional market capability to produce business in other states, product lines and pricing tiers that TICNY cannot currently access. TRM produces this business on behalf of its issuing companies, which have higher ratings, greater financial resources and more licenses than TICNY.

TRM provides underwriting, claims administration and reinsurance intermediary services to its issuing companies by utilizing TICNY’s staff, facilities and insurance knowledge and skills. All of the business produced by TRM for its issuing companies is ceded to reinsurers. TRM earns a commission, equal to a specified percentage of ceded net premiums written, which is deducted from the premiums paid to the issuing insurance companies. TRM’s commission rate varies from year to year depending on the loss experience of the business produced by TRM. The commission rate in 2005 was 27.1% and 22.3% for the nine months ended September 30, 2006. TRM also performs claims administration services on behalf of other insurance companies, including companies for which TRM produced business in the past, but as to which it may no longer act as an underwriting agent.

In 2005 and 2004 TRM produced business on behalf of Virginia Surety and State National. In 2006, TRM continued to produce business on behalf of Virginia Surety and State National on a limited basis, primarily to retain business in states where TICNY and TNIC are not yet licensed. Virginia Surety is rated “A-” (Excellent) and State National is rated “A” (Excellent) by A.M. Best. Virginia Surety and State National are each licensed in all 50 states and the District of Columbia.

TRM’s business is primarily sourced through wholesale and retail brokers. See “—Product Development and Marketing Strategy—Distribution” for further detail on our producers.

Managing General Agency

TRM Claims Service

TRM’s claims service division provides complete claims adjusting and litigation management service for all commercial and personal property and casualty lines of business to TRM’s issuing insurance companies, reinsurers and self-insureds. TRM presently bills its claims administration cost as a value added service to its issuing companies and is reimbursed by the issuing companies for the amounts billed. The fees earned by TRM help offset the total expenses incurred by TICNY’s claims staff and allow TICNY to maintain a larger claims infrastructure than it would otherwise be able to support with its own premium base. The amount of claims administration fees reimbursed by the issuing companies was $2.6millionfor the nine months ended September 30, 2006, $4.3 million in 2005 and $4.0 million in 2004.

In addition, TRM generates fees for a profit by providing claims administration, audit and consulting services to self-insureds and other insurance companies. While TRM has not actively marketed its claims service division, its reputation in claims administration and litigation management has generated several opportunities to act as a third-party claims administrator. We plan to expand our claims administration services for profit in the future.

Tower Risk Reinsurance Intermediary Services

TRM’s reinsurance intermediary services division provides reinsurance intermediary services to TICNY and to TRM’s issuing companies. Its revenue is derived from a fee sharing agreement with an outside reinsurance intermediary on the premium ceded to various reinsurers that reinsure TICNY and TRM’s issuing companies. Its revenue for performing these services was $0.4 million for the nine months ended September 30, 2006, $0.7 million in 2005 and $0.7 million in 2004.

Product Development and Marketing Strategy

We believe that many insurance companies develop and market their products based on an underwriting focused approach in which they define products based upon their underwriting guidelines and subsequently market those products to producers whose needs fit within the bounds of their underwriting criteria. Conversely, while we are a disciplined underwriting organization, our product development and marketing strategy is to first identify needed products and services from our producers and then to develop profitable products in response to those needs. After positioning our products in this manner, we focus on developing underwriting guidelines that enable us to make an underwriting profit. This demand-driven approach has allowed our organization to gain the reputation of being responsive to market needs with a highly service oriented approach to our producer base.

When we first began operations in 1990, our producers confirmed the need for us to underwrite small commercial risks, such as apartment buildings, restaurants and retail stores in urban areas such as New York City that other insurance companies avoided due to a perceived lack of underwriting profitability. In response to this need, we developed commercial package policies that provided limited property and liability coverage customized to meet the needs of this nonstandard market segment, as well as underwriting and claims approaches that enabled us to achieve underwriting profitability. Since then, we have continued to develop other commercial lines products such as business owners, workers’ compensation and commercial automobile policies, and introduced personal lines products such as homeowner’s and dwelling policies, to respond to the needs of our customers in other nonstandard segments as well as customers in the preferred and standard market segments where we generally offer lower rates and broader coverage for risks that we perceive to have more desirable underwriting characteristics.

With the development of our broad product line offering, we have been able to access markets with significant premium volume and opportunity for market penetration. We have increased our market share in each of these lines of business. We have been able to achieve profitable premium growth by keeping our annual premium volume objectives in the various lines of business low relative to the overall size of the market in those lines. This approach allows us to remain selective in our underwriting and to avoid sacrificing profitability for the sake of volume.

We also have historically targeted risks located in urban areas such as New York City that require special underwriting expertise and have generally been avoided by other insurance companies. We have had success targeting markets in geographical areas outside of New York City by focusing on classes of business such as residential real estate buildings that other companies have avoided. In 2006 we began to expand territorially into New Jersey, Pennsylvania and the New England states.

In marketing our products, we segment the market based upon industry, location, pricing tiers, hazard grading and premium size. For commercial lines products, we have generally focused on specific classes of business in the real estate, retail, wholesale and service industries such as retail and wholesale stores, residential and commercial buildings, restaurants and artisan contractors. We target these underserved classes of business because we believe that they are less complex, have reduced potential for loss severity and can be easily screened and verified through physical or telephonic inspection.

We have also expanded our product offering to various lines of business within the preferred, standard and non-standard pricing segments and we plan to expand to the excess and surplus lines segment. Within the preferred, standard or non-standard and E&S market segments, we first developed different pricing, coverage and underwriting guidelines. For example, the pricing for the preferred risk segment is generally the lowest, followed by the standard, non-standard and E&S segments. The underwriting guidelines are correspondingly stricter for preferred risks in order to justify the lower premium rates charged for these risks. Underwriting standards become progressively less restrictive for standard, non-standard and E&S risks. We currently write all of our insurance policies in the preferred, standard and non-standard market segments on an “admitted basis,” meaning that we are licensed by the states in which we sell our policies, and we write our policies using premium rates and forms that are filed with state insurance regulators. We generally distribute policies for risks with preferred and standard underwriting characteristics through our retail distribution system and policies for risks with non-standard underwriting characteristics through our wholesale distribution system. However, we plan to offer our products in the excess and surplus market through TICNY, which plans to write business on a non-admitted basis in Florida and Texas, as well as a separate non-admitted company that we plan to form and capitalize. Non-admitted carriers are not bound by most of the rate and form regulations imposed on companies writing on an “admitted” basis, allowing them the flexibility to change the coverage offered and the rate charged without time constraints and financial costs associated with the filing process. The E&S market allows insurers to tailor their rates and policy terms to the particular risk presented and provides an alternative market for customers with hard-to-place risks that “admitted” carriers may not cover. Because we focus on providing products in underserved market segments through our wholesale distribution system, we believe we can distribute these products utilizing both the non-standard pricing tier on an admitted basis as well an E&S pricing tier on a non-admitted basis. Having an a non-admitted company will provide us with means to quickly expand and distribute our products nationally through the wholesale distribution system. In addition, we may be able to write more of our policies with non-standard underwriting characteristics in the E&S market rather than in the non-standard admitted market in the states where we currently conduct business.

In addition to segmenting our products by industry, location and pricing tiers, we further classify our products into the following premium size segments: under $25,000 (small), $25,000 to $150,000 (medium) and over $150,000 (large). We have historically had more success in the small premium size segment due to our focus on reducing our underwriting expenses by realizing economies of scale, utilizing technology and developing efficient business processes. We believe that due to the higher cost of underwriting small policies, other insurance companies have not been able to price competitively in this premium size segment. Our expense advantage has allowed us to maintain adequate rates through industry cycles. With improved market conditions in recent years, we have seen adequate pricing in the middle market segments.

Each year, we analyze various market segments and deliver products for each line of business in those segments that present the best opportunity to earn an underwriting profit based on the prevailing market conditions. As a result, the segments on which we focus will vary from year to year as market conditions change. We expand our product offerings in segments where we believe that we have established the appropriate price, coverage and commission rate to generate the desired underwriting profit. Conversely, we aim to reduce our product offerings in market segments where competition has reduced opportunities for us to earn an underwriting profit.

Distribution

We generate business through independent wholesale and retail agents and brokers, whom we refer to collectively as producers. These producers sell policies for us as well as for other insurance companies. We had 802 producers appointed to generate business in 2006. This includes 299 former OneBeacon producers that were acquired with the renewal rights transaction that occurred in 2004.

As of September 30, 2006, approximately 81% of the projected year-end 2006 gross premiums written, including premiums produced by TRM on behalf of its issuing companies, were produced by our top 139 producers representing 17% of our active agents and brokers. These producers have projected annual written premiums of $500,000 or more. As we build a broader territorial base, the number of producers with significant premium volumes with Tower is increasing. In 2005, producers with premium volumes of $500,000 or more numbered 121 and contributed 77% of gross premiums written.

Our largest producers in 2006 were Morstan General Agency, Northeast Agencies and Davis Agency Inc. Through September 30, 2006, these producers accounted for 11%, 7% and 5%, respectively, of the total of our gross premiums written. No other producer was responsible for more than 5% of our gross premiums written.

We carefully select our producers by evaluating several factors such as their need for our products, premium production potential, and loss history with other insurance companies that they represent, product and market knowledge and the size of the agency. We generally appoint producers with a total annual premium volume greater than $10,000,000. We expect a new producer to be able to produce at least $250,000 in annual premiums for us during the first year and $500,000 in annual premiums after three years. Commissions paid to producers for the nine months ended September 30, 2006 for TICNY averaged 16.0% of gross premiums earned. Our commission schedules are 1 to 1.5 points higher for wholesalers as compared to retailers in recognition of the additional duties that wholesalers perform. Also, we have a profit sharing plan that added approximately ½ of 1 percent to overall commission rates for the nine months ended September 30, 2006.

We have increased marketing and business development efforts aimed at increasing premium volume in all areas of New York State as well as in New Jersey, Pennsylvania and Massachusetts. This has required the identification, appointment, orientation and training of over 80 newly appointed agents in New Jersey, Pennsylvania and Massachusetts. With the acquisition of additional state licenses and approval of our product filings, we have broadened our agency relationships and marketing capabilities.

Additionally, our proposed acquisition of Preserver will give us access to up to 300 retail agencies working with Preserver; no more than 14% of these agencies overlap with our existing retail agencies. The Preserver transaction accelerates our Northeast expansion plans by adding premium volume in New Jersey, Maine, New York, New Hampshire, Massachusetts, Vermont, Rhode Island and Pennsylvania.

To ensure that we obtain profitable business from our producers, we attempt to position ourselves as our producers’ primary provider of the products that we offer. We manage the results of our producers through a monthly review to monitor premium volume and profitability. We have access to online premium and loss ratio reports on a producer basis. Annually we develop actuarial ultimate accident year factors in order to confirm the continuing profitability of our producers. We continuously monitor the producers in this manner so we can develop corrective action, if necessary, at any time throughout the year. Corrective action may be implemented based on the identified problem area, and may include joint and increasingly frequent business planning in the case of poor production or renewal retention, the monitoring of risk profiles and reduction of binding authority if there is a loss ratio issue or a review of the pertinent agency agreement requirements to address inadequate adherence to administrative duties and responsibilities. Noncompliance could lead to reduction of authority and potential termination.

Underwriting

The underwriting strategy for controlling our loss ratio is to seek diversification in our products and an appropriate business mix for any given year, emphasizing profitable lines of business and de-emphasizing unprofitable lines. At the beginning of each year, we establish the target loss ratios for each line of business. We monitor the actual loss ratio throughout the year on a monthly basis. If any line of business fails to meet its target loss ratio, a cross-functional team comprised of personnel from the underwriting teams and the corporate underwriting, actuarial, claims and loss control departments meets to develop a corrective action plan that may involve revising underwriting guidelines, non-renewing unprofitable segments or entire lines of business and/or rate increases.

During the period of time that a corrective action plan is being implemented with respect to any product line that fails to meet its target loss ratio, premium for that product line is reduced or maintained depending upon its effect on our total loss ratio. To offset the reduction or lack of growth in premium volume for the products that are undergoing corrective action, we seek to expand our premium writings in existing profitable lines of business or add new lines of business with better underwriting profit potential.

We establish underwriting guidelines for all the products that we underwrite to ensure a uniform approach to risk selection, pricing and risk evaluation among our underwriters and to achieve underwriting profitability. Our underwriting process involves securing an adequate level of underwriting information from our producers, identifying and evaluating risk exposures and then pricing the risks we choose to accept. For certain approved classes of commercial risks and most personal lines policies, we allow our producers to initially bind these risks utilizing rating criteria that we provide to them. Also, our web-based platform WebPlus provides our producers with the capability to submit and receive quotes over the Internet and contains our risk selection and pricing logic, thereby enabling us to streamline our initial submission and screening process. If the individual risk does not meet the initial submission and screening parameters contained within WebPlus, the risk is automatically referred to our assigned underwriter for specific offline review. See “—Technology.”

Once a risk is bound by our underwriter or producers, our internal or outside loss control representatives conduct physical inspections of substantially all of the insured premises to validate the information provided by our producers and provide a loss control report to our underwriters to make a final evaluation of the risk. With the exception of a few typically low risk classes of business such as beauty parlors and offices, all of the new risks that are bound are physically inspected or subject to a telephone survey, generally within 60 days from the effective date of the policy. If the inspection reveals that the risk insured under the policy does not meet our established underwriting guidelines, the policy is generally cancelled within the first 60 days from its effective date. If the inspection reveals that the risk meets our established underwriting guidelines but the policy was bound with incorrect rating information, the policy is amended through an endorsement based upon the correct information. We supplement the inspection by using online data sources to further evaluate the building value, claim experience, financial history and catastrophe exposures of the insured. In addition, we specifically tailor coverage to match the insured’s exposure and premium requirements. We complete internal file reviews and audits on a monthly, quarterly and annual basis to confirm that underwriting standards and pricing programs are being consistently followed. Our property risks are generally comprised of residential buildings, retail stores and restaurants covered under policies with low building and content limits. We carefully underwrite potential catastrophe exposures to terrorism losses. Our underwriting guidelines are designed to avoid properties designated as, or in close proximity to, high profile or target risks, individual buildings over 25 stories and any site within 500 feet of major transportation centers, bridges, tunnels and other governmental or institutional buildings. In addition, we monitor the concentration of employees insured under our workers’ compensation policies and avoid writing risks with more than 50 employees in any one building. However, please see “Risk Factors—Risks Related to Our Business—We may face substantial exposure to losses from terrorism and we are currently required by law to provide coverage against such losses.”  Our property limits profile and the premium size of our policies in TICNY have risen as a result of the increase in TICNY’s statutory surplus due to the capital contribution of $98 million of the proceeds from the IPO and the rating upgrade to “A-” (Excellent) by A.M. Best.

We underwrite our products through four underwriting teams that are each headed by an underwriting manager having an average of approximately 26 years of industry experience in the property and casualty industry. We have the following four business units: small commercial, middle market, commercial auto and personal lines. These business units perform underwriting functions and are supported by professionals in the corporate underwriting, actuarial, operations, business development and loss control departments. The corporate underwriting department is responsible for managing and analyzing the profitability of our entire book of business, supporting line underwriting with technical assistance, developing underwriting guidelines, granting underwriting authority, training, developing new products and monitoring underwriting quality control through audits. The actuarial department is responsible for monitoring rate adequacy on all of our products and analyzing loss data on a monthly basis. The underwriting operations department is responsible for developing workflows, conducting operational audits and providing technical assistance to the underwriting teams. The loss control department conducts loss control inspections on nearly all new commercial and personal lines business written, utilizing in-house loss control representatives and outside vendors. The business development department works with the underwriting teams to manage relationships with our producers.

Pricing

We price our products at levels that are projected to generate an acceptable underwriting profit. In situations where rates for a particular line become insufficient to produce satisfactory results, we control growth and reduce our premium volume in that line.

We generally use actuarial loss costs promulgated by the Insurance Services Office, a company providing statistical, actuarial and underwriting claims information and related services to insurers, as a benchmark in the development of pricing for our products. We further tailor pricing to each specific product we underwrite (other than workers’ compensation), taking into account our historical loss experience and individual risk and coverage characteristics. For workers’ compensation policies, we use statistical information provided by the New York Compensation Insurance Rating Board as a benchmark in developing our pricing.

If a particular business line is not performing well, we may seek rate increases, which are subject to regulatory approval and market acceptance. Recently, we have been successful in increasing our rates. We increased premiums on our commercial renewals as measured against expiring premium by 4.1% through the first nine months of 2006 and by 5.5% in 2005. In personal lines we increased premiums by 8.2% in the first nine months of 2006 and by 7.6% in 2005.

Beginning in the latter half of 2004 and continuing throughout 2005 and 2006, the rates for property and casualty insurance products began to moderate, and for certain products, rates began to decrease due to an increased level of competition. The softening in the personal lines market for both primary and reinsurance was interrupted by effects of hurricanes Katrina, Rita and Wilma on the insurance industry. We did not have any exposure to these hurricanes. However, these changes may still signal the start of a “soft market” cycle that could restrict or diminish our ability to obtain rate increases as in the recent past. We cannot predict with any certainty the direction the market will take during 2007 or thereafter.

Reinsurance

We purchase reinsurance to reduce our net liability on individual risks, to protect against possible catastrophes, to achieve a target ratio of net premiums written to policyholders’ surplus and to expand our underwriting capacity. Reinsurance coverage can be purchased on a facultative basis, where individual risks are reinsured, or on a treaty basis, where a class or type of business is reinsured. We purchase facultative reinsurance to provide limits in excess of the limits provided by our treaty reinsurance. Treaty reinsurance falls into three categories: quota share (also called pro rata), excess of loss and catastrophe treaty reinsurance. Under our quota share reinsurance contracts, we cede a predetermined percentage of each risk for a class of business to the reinsurer and recover the same percentage of losses and loss adjustment expenses on the business ceded. We pay the reinsurer the same percentage of the original premium, less a ceding commission. The ceding commission rate is based upon the ceded loss ratio on the ceded quota share premiums earned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Ceding commissions earned.”  Under our excess of loss treaty reinsurance, we cede all or a portion of the liability in excess of a predetermined deductible or retention. We also purchase catastrophe reinsurance on an excess of loss basis to protect ourselves from an accumulation of net loss exposures from a catastrophic event or series of events such as terrorist acts, riots, windstorms, hailstorms, tornadoes, hurricanes, earthquakes, blizzards and freezing temperatures. We do not receive any commission for ceding business under excess of loss or catastrophe reinsurance agreements.

The type, cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at an acceptable price. Our excess of loss reinsurance program was renewed on January 1, 2007. On April 1, 2006, we entered into three multi-year quota share agreements with CastlePoint Reinsurance. Before these agreements were in place, from January 1, to March 31, 2006, we retained all of the risk for 2006 that would have been ceded to quota share reinsurers. In 2005, we ceded 25% of our net premiums written to reinsurers in accordance with our quota share treaty.

In recent years, the reinsurance industry has undergone very dramatic changes. Soft market conditions created by years of inadequate pricing brought poor results, which were exacerbated by the events of September 11, 2001. As a result, market capacity was reduced significantly. Reinsurers exited lines of business, significantly raised rates and imposed much tighter terms and conditions where coverage was offered, to limit or reduce their exposure to loss. The hurricanes that struck Florida and the Gulf coast in 2004 and 2005 have contributed to this trend, particularly in regard to catastrophe reinsurance.

In an effort to maintain quota share capacity for our business with favorable commission levels, we accepted loss ratio caps in our reinsurance treaties until our agreements with CastlePoint Reinsurance. Loss ratio caps cut off the reinsurer’s liability for losses above a specified loss ratio. These provisions have been structured to provide reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurers. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113, Accounting for Reinsurance Contracts. The loss ratio caps for our quota share treaties were 95.0% in 2005, 95.0% in 2004, 92.0% in 2003, 97.5% in 2002 and 100.0% in 2001. The quota share agreements with CastlePoint Reinsurance effective April 1, 2006, provide traditional reinsurance terms such as flat ceding commission or narrow sliding scale commission, and have no loss ratio caps.

Recently, regulators and other governmental authorities have been investigating certain types of insurance and reinsurance arrangements that they allege are intended only to smooth an insured company or ceding insurer’s earnings rather than to transfer insurance risk. As noted above, we believe our quota share reinsurance meets all requirements pertaining to risk transfer. However, these investigations, the related legal actions and the accompanying increased scrutiny of “non-traditional” reinsurance arrangements may lead to a change in the applicable accounting standards or a reduction in the availability of some types of reinsurance. In turn, these developments could produce higher prices for reinsurance, an increase in the amount of risk we retain, reduced ceding commission revenue, or other potentially adverse developments. In that event, we may be required to restructure or reduce use of quota share reinsurance or reduce our premium writings.

Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To protect our company from the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.

As of December 31, 2005, we had unsecured reinsurance recoverables and ceding commissions receivable totaling $33.2 million owed by PXRE Reinsurance Company. On February 16, 2006, A.M. Best downgraded PXRE’s financial strength rating to “B++”(Good) from “A-”(Excellent) and issued a negative outlook. On February 24, 2006 A.M. Best downgraded PXRE to “B+”(Very Good) with a negative outlook. On June 29, 2006, to eliminate our exposure to uncollateralized reinsurance recoverables from PXRE, we concluded, through commutation agreements, PXRE’s participation under various reinsurance agreements with TICNY covering the 2001, 2002 and a portion of the 2003 policy periods. Ceded loss and loss adjustment expense recoverables of $20.5 million, ceded paid losses of $2.4 million and ceding commissions receivable of $8.7 million, totaling $31.6 million of unsecured recoverables were settled with a payment from PXRE of $26.7 million, which represents an estimate of the present value of these recoverables. This resulted in a $4.8 million pre-tax charge, of which $1.6 million was recognized in loss and loss adjustment expenses and $3.2 million was recognized as a reduction to ceding commission income in the second quarter of 2006. In addition, on the same date, novation agreements were executed with PXRE relating to other reinsurance agreements covering business written in 2001, 2002 and 2003 by other insurance companies and managed on their behalf by TRM. As a result of the novation, TICNY assumed loss reserves of $12.2 million for which it received as consideration $11.4 million in cash and other assets and TRM recorded a reduction in commission liabilities of $0.2 million, the total of which resulted in a $0.6 million pre-tax charge. As a result of the commutation and novation agreements, which were effective as of June 29, 2006, PXRE was discharged from future obligations under the reinsurance agreements. There are no other agreements outstanding with PXRE.

To further minimize our exposure to reinsurance recoverables, our quota share reinsurance treaties, from October 1, 2003 to December 31, 2005, were, placed on a “funds withheld” basis under which ceded premiums written are deposited in segregated trust funds from which we receive payments for losses and ceding commission adjustments and our reinsurance receivables from CastlePoint Reinsurance are collateralized in a New York Regulation 114 compliant trust account. We also used the proceeds from the IPO and the concurrent private placement to increase the capitalization of TICNY. As a result of this increase in capital, we have been able to retain more of the risk on the business we write, thereby reducing our need for quota share reinsurance.

The following table summarizes our reinsurance exposures by reinsurer as of September 30, 2006:

						Funds
						Held,	Amounts in
						Ceded	Trust
				Prepaid and		Payable and	Accounts or	Net
	A.M.	Recoverable on		Return		Deferred	Secured by	Exposure
	Best	Paid		Reinsurance	Commissions	Ceding	Letters of	to
Reinsurer	Rating	Losses	Reserves	Premium	Receivable	Commissions	Credit	Reinsurer
	($ in thousands)
Munich Reinsurance America Inc. (1)	A	$2,118	$15,662	$ 167	$—	$ (401)	$ —	$18,348
Platinum Underwriters Reinsurance, Inc.	A	(2)	5,201	2,283	—	1,005	—	6,477
Lloyd’s of London	A	—	3	654	—	(118)	—	775
Hartford Steam Boiler	A++	—	—	359	—	201	—	158
General Reinsurance Corporation	A++	—	—	738	—	146	393	199
CastlePoint Reinsurance Company, Ltd.	A-	1,658	21,537	64,542	—	28,349	59,388	—
Tokio Millenium Re Ltd.	A+	2,805	33,376	2,094	—	35,894	2,381	—
Hannover Reinsurance (Ireland) Ltd.	A	1,498	15,148	1,675	—	17,143	1,178	—
E+S Reinsurance (Ireland) Ltd.	A	375	3,787	419	—	4,287	294	—
Hannover Rueckversicherungs AG	A	(2)	2,891	2,175	—	1,135	—	3,929
AXIS Reinsurance Company	A	—	516	885	—	742	—	659
Endurance Reinsurance Corporation of America	A-	—	1,273	2,308	—	1,841	—	1,740
NGM Insurance Company	A	—	257	439	—	366	—	330
QBE Reinsurance Group	A	—	260	183	—	(23)	—	466
Other		9	145	181	—	(18)	92	261
Total		$8,459	$100,056	$79,102	$—	$90,549	$63,726	$33,342

(1)             Formerly American Re-Insurance Company.

2006 and 2007 Reinsurance Programs

Quota Share Reinsurance   From January 1 to March 31, 2006, we retained all of the risk for 2006 that would have been ceded to quota share reinsurers. Effective April 1, 2006, we entered into three multi-year quota share reinsurance agreements with CastlePoint Reinsurance, which are described under “—CastlePoint Reinsurance and Pooling” below.

Umbrella Quota Share Reinsurance.   The Umbrella Quota Share Reinsurance Treaty, originally effective January 1, 2005, was renewed on January 1, 2006 at terms similar to the 2005 terms. The treaty reinsures against umbrella losses up to $5.0 million per occurrence. We cede 95% of premiums written and retain the remaining 5%. The provisional ceding commission under this treaty is 30% of ceded premium written. Of the premium ceded, Platinum Underwriters Reinsurance, Inc., rated “A” (Excellent) by A.M. Best, reinsures 50% and Hannover Rueckversicherungs AG, rated “A” (Excellent) by A.M. Best, reinsures 50%. The Umbrella Quota Share Reinsurance Treaty was renewed on January 1, 2007, on terms similar to the 2006 terms and placed with reinsurers rated “A” (Excellent) by A.M. Best.

Excess of Loss Reinsurance.   Effective January 1, 2006 we entered into an Excess of Loss Reinsurance Program with similar terms as the 2005 Excess of Loss Reinsurance Program. The 2006 Excess of Loss Reinsurance Program was placed with Platinum Underwriters Reinsurance, Inc., rated “A” (Excellent) by A.M. Best, Endurance Reinsurance Corporation of America, rated “A-” (Excellent) by A.M. Best, QBE Reinsurance Corporation, rated “A” (Excellent) by A.M. Best, syndicates from Lloyd’s of London, rated “A” (Excellent) by A.M. Best, Hannover Rueckversicherungs AG, rated “A” (Excellent) by A.M. Best, Aspen Insurance UK Limited, rated “A” (Excellent) by A.M. Best and ACE European Group Ltd., rated

“A” (Excellent) by A.M. Best. On May 1, 2006, CastlePoint Reinsurance became a participant of the Multi-line and the First Property Excess of Loss layers, on a new and renewal basis. Certain excess reinsurers agreed to reduce their percentage participation as of the same date to enable CastlePoint Reinsurance to participate in these two layers. The Excess of Loss Reinsurance Program was renewed on January 1, 2007, with reinsurers rated “A” (Excellent) by A.M. Best at similar terms as the 2006 program, and with the addition of a new Casualty Clash Excess of Loss layer and a new Workers’ Compensation Excess of Loss layer.

W.H.Greene Umbrella Quota Share and Excess Reinsurance. Effective December 1, 2005, we entered into a quota share agreement to reinsure against umbrella losses up to $5 million per occurrence on a book of commercial umbrella business produced by a third party managing general agent, W.H. Greene.  Under the terms of the treaty we ceded 80% of premium written and retained the remaining 20%.  The flat ceding commission under this treaty is 29% of ceded written premium.  Of the premium ceded, Endurance Reinsurance Corporation of America, rated “A-” (Excellent) by A. M. Best, reinsured 50%, AXIS Reinsurance Company, rated “A” (Excellent) by A.M. Best, reinsured 20% and NGM Insurance Company, rated “A”(Excellent) by A.M. Best, reinsured 10%.  Effective May 1, 2006,  we entered into an excess of loss reinsurance agreement to cover losses in excess of $5 million up to $10 million per occurrence on the same book of commercial umbrella business.  Under the terms of the agreement, we ceded 75% of premium written and retained the remaining 25%. The flat ceding commission under this agreement was 29% of ceded written premium.  Of the premium ceded, Endurance Reinsurance Corporation of America, rated “A-” (Excellent) by A. M. Best, reinsured 30%, AXIS Reinsurance Company, rated “A” (Excellent) by A.M. Best, reinsured 40% and NGM Insurance Company, rated “A”(Excellent) by A.M. Best, reinsured 5%.  Both agreements were renewed at December 1, 2006, with the same A rated reinsurers, at similar terms except that our retention under the excess of loss reinsurance agreement has been reduced from 25% to 20%.

Catastrophe Reinsurance.   The 2006 Property Catastrophe Program provides coverage for events occurring through June 30, 2007 and is expected to be renewed on July 1, 2007 with a similar structure to the expiring program. CastlePoint Reinsurance participates in the first three layers of the Property Catastrophe Program.

Terrorism Reinsurance.   Pursuant to the Terrorism Risk Insurance Act of 2002 (“TRIA”), TICNY and TNIC must offer insureds the option to purchase coverage for certain acts of terrorism certified as such by the U.S. Secretary of the Treasury, in exchange for payment of an additional premium or decline such coverage. When the coverage is not purchased, we endorse the policy to exclude coverage for certified acts of terrorism, but losses from an act of terrorism that is not a certified event may be covered in any case. Also, even for certified acts of terrorism, losses from fire following the act of terrorism are covered. Moreover, regardless of the provisions of TRIA, the workers’ compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorist acts.

On December 17, 2005, Congress passed a two-year extension of TRIA though December 31, 2007 with the passage of the Terrorism Risk Insurance Extension Act of 2005 (“TRIEA”). Under the terms of TRIEA, insurers only qualify for Federal assistance if a per-event threshold, referred to as a program trigger, has been reached. In 2007, the program trigger is $100 million of aggregate industry-wide insured losses from a certified act of terrorism. If the program trigger is reached, the Federal government will reimburse commercial insurers for 85% of their insured loses from the certified act of terrorism in excess of their statutory deductible. For 2007, this deductible is equal to 20% of an insurer’s direct earned commercial lines premiums for the immediately preceding year. Under TRIEA, the Federal assistance for insured terrorism losses has been reduced as compared to the assistance previously available under TRIA. As a consequence of these changes, potential losses from a terrorist attack could be substantially larger than previously expected. The failure to extend TRIEA beyond December 31, 2007 or the extension of TRIEA on terms less favorable to insurers could also adversely affect our ability to obtain reinsurance on favorable terms, including pricing, and may affect our underwriting strategy, rating, and other elements of our operation.

CastlePoint Reinsurance and Pooling.   In April 2006, we entered into the following quota share reinsurance agreements with CastlePoint Reinsurance:

•       brokerage business quota share reinsurance agreement between CastlePoint Reinsurance and TICNY and TNIC, covering brokerage business historically written by Tower. Under this agreement we cede between 25% and 45% (with the percentage determined by us) of our brokerage business to CastlePoint Reinsurancce and receive an initial ceding commission 34%;

•       traditional program business quota share reinsurance agreement between CastlePoint Reinsurance and TICNY and TNIC, covering program business historically written by us. Under this agreement we cede 50% of our traditional program business to CastlePoint Reinsurance and receive a ceding commission of 30%, subject to adjustment upward based upon the loss ratio of the business ceded; and

•       specialty program business and insurance risk-sharing business quota share reinsurance agreement between CastlePoint Reinsurance and TICNY and TNIC, covering business not historically written by us. Under this agreement we cede 85% of our net retention on specialty program business to CastlePoint Reinsurance and receive a ceding commission of 30%.

In addition, CastlePoint Reinsurance participates as of May 1, 2006 as a reinsurer of our insurance companies, TICNY and TNIC, under their existing property and casualty excess of loss reinsurance agreements. Further, CastlePoint Reinsurance participates as of July 1, 2006 as a reinsurer in a property catastrophe excess of loss reinsurance program with two of our insurance companies with a 30% participation in the first three layers of that program.

We have agreed to enter into various pooling agreements with CastlePoint Insurance Company, to be effective January 1, 2007, including (i) a brokerage business pooling agreement (covering business historically written by Tower), (ii) a traditional program business pooling agreement (covering program business historically written by Tower) and (iii) a specialty program business pooling agreement (covering business not historically written by Tower).

The Master Agreement provides that, subject to the receipt of any required regulatory approvals, CastlePoint will manage the traditional program business and the specialty program business pools, and we will manage the brokerage business pool.  The pool managers are required to purchase property and casualty excess of loss reinsurance and property catastrophe excess of loss reinsurance from third party reinsurers to protect the net exposure of the pool participants. In purchasing the property catastrophe excess of loss reinsurance, the pool manager may retain risk equating to no more than 10% of the combined surplus of Tower and CastlePoint Insurance Company (referred to as the pooled catastrophe retention). Under the brokerage pooling agreement for 2007, CastlePoint Insurance Company has agreed to assume the greater of (i) its actual pooling percentage or (ii) 30% of property catastrophe premiums and risks. In addition, with respect to each of the pools, any of the participating companies will have the option to require the pool manager to increase the pooled catastrophe retention by an amount up to 10% of CastlePoint Reinsurance’s surplus provided that CastlePoint Reinsurance reinsures this increase to the pooled catastrophe retention.

The following chart is a summary of the percentage of business being ceded by us under the quota share reinsurance agreements and the pooling agreements with CastlePoint, and the provisional ceding commissions and management fee percentages applicable under such agreements:

Quota Share Reinsurance Agreement	Quota Share Cession (%)	Range of Cession (%)	Provisional Ceding Commission(1)
Brokerage business	40	25 to 45	34% until April 1, 2007, subject to a minimum of 31% and a maximum of 36% thereafter
Traditional program business	50	50 to 75	30%, shared based upon quota share participation
Specialty program business and insurance risk-sharing			30%, subject to a minimum of 30% and a maximum of 36%
business	85	75 to 85

Pooling Agreement	Initial Pooling Cession (%)	Range of Cession (%)	Provisional Management Fee Percentage(1)
Brokerage business	15 (with respect to 2007 only)	25 to 45	34% until April 1, 2007, subject to a minimum of 31% and a maximum of 36% thereafter
Traditional program business	50	50 to 85	Shared, based upon pool participation
Specialty program business	85	50 to 85	Shared, based upon pool participation

(1)          Subject to adjustment based on the net loss ratio of the business covered by the applicable agreement.

The parties to the Master Agreement agreed to exercise good faith, and to cause their respective subsidiaries to exercise good faith, to carry out the intent of parties in the event the specific agreements contemplated by the Master Agreement must be revised to comply with regulatory requirements. For example, if the ceding commissions under the quota share reinsurance agreements or the management fee percentages under the pooling agreements must be adjusted to comply with regulatory requirements, each party will use its best good faith efforts to structure the transaction so that the ceding company cedes premiums at a combined ratio equal to 95% for the brokerage business and 93% for each of the traditional program business and the specialty program business. In addition, to the extent the transfers of any policies require regulatory review or approval, the Master Agreement requires the parties to cooperate fully and in good faith to take various actions with respect to the policies to be transferred by us to CastlePoint, including giving required notices and providing appropriate services relating to the policies, so as to implement such transfers in a timely and efficient manner.

The quota share reinsurance agreements and the pooling agreements have a term of four years (as extended by mutual agreement from the initial term of three years), subject to regulatory approval and certain early termination rights of the parties. In addition, each party to each of the pooling agreements may terminate its participation in the applicable pooling agreement upon 12 months notice. Further, we and CastlePoint have modified the program management agreements to provide that they can be terminated by any party upon 60 days’ notice. We and CastlePoint have also agreed that neither of us will cause nor permit our respective subsidiaries to exercise such annual termination right in the quota share reinsurance agreements and the pooling agreements or the 60 days’ notice termination right in the program management agreements. This agreement not to exercise the annual termination right or 60 days’ notice termination right does not affect the other early termination provisions.

Investments

We derive investment income from our invested assets. We invest our insurance companies’ statutory surplus and funds to support their loss and loss adjustment expense reserves and unearned premium reserves. Our investment income increased significantly beginning in 2004 as TICNY’s invested assets increased due to increased net premiums written and surplus as well as the $98.0 million capital contribution of a portion of the IPO proceeds.

Our primary investment objectives are to preserve capital and maximize after-tax investment income. Our strategy is to purchase debt securities in sectors that represent the most attractive relative value and to maintain a moderate equity exposure. As of September 30, 2006, the fixed maturity securities represented approximately 90% of the fair market value of our investment portfolio and equity securities represented approximately 10%. Historically, we have emphasized liquidity to meet our claims obligations and debt service and to support our obligation to remit ceded premium (less ceding commission and claims payments) to our quota share reinsurers on a quarterly basis. Accordingly we have traditionally maintained between 8% and 10% of our portfolio in cash and cash equivalents. As of September 30, 2006, cash and cash equivalents represented approximately 8.3% of the total of fair market value of our investment portfolio and cash and cash equivalents.

Our investments are managed by an outside asset management company, Hyperion Brookfield Capital Management, Inc., a New York based investment management firm. Hyperion has authority and discretion to buy and sell securities for us, subject to guidelines established by our Board of Directors. We may terminate our agreement with Hyperion upon 30 days’ notice. Our investment policy is conservative, as approximately 84.4% of the fixed income portion of our investment portfolio is rated A or higher as of September 30, 2006. The current equity target is 10% of the investment portfolio. The maximum allocation to equities, which results from market appreciation, is 20% of the investment portfolio. We monitor our investment results on a monthly basis to review the performance of our investments, determine whether any investments have been impaired and monitor market conditions for investments that would warrant any revision to our investment guidelines. Hyperion also provides us with a comprehensive quarterly report providing detailed information on our investment results as well as prevailing market conditions. Our investment results are also reviewed quarterly by the Board of Directors.

Our investment income was $5.1 million in 2004, compared to $2.3 million in 2003. In 2005, investment income increased to $15.0 million as the new investments from a portion of the IPO proceeds earned investment income for a full year. Additionally, in 2005, invested assets increased as a result of $128.5 million of net cash flow from operations. For the nine months ended September 30, 2006, investment income was $15.9 million due to an increase in yield and operating cash flow of $97.9 million.

The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the book yield based on market value of each type as of the dates and for the periods indicated:

	As of September 30, 2006			As of December 31, 2005
Category	Market Value	Percent of Total	Yield	Market Value	Percent of Total	Yield
	($ in thousands)
U.S. Treasury Securities	$14,408	3.2%	4.59%	$7,132	2.0%	4.13%
U.S. agency securities	33,607	7.5%	4.74%	31,623	8.8%	4.42%
Corporate fixed maturity securities	113,518	25.5%	5.23%	76,488	21.3%	4.67%
Mortgage-backed securities	124,124	27.8%	5.80%	96,922	27.0%	5.26%
Asset-backed securities	17,316	3.9%	5.42%	15,188	4.2%	5.55%
Other taxable fixed maturity securities	—	0.0%	0.00%	244	0.1%	4.96%
Municipal securities	98,060	22.0%	3.66%	99,084	27.6%	3.67%
Common Stocks—at cost	—	0.0%		24,558	6.8%
Common stocks—at fair value	42,531	9.5%		5,819	1.6%
Preferred stocks	115	0.0%	7.27%	115	0.0%	7.27%
Common trust securities—statutory business trusts	2,045	0.5%		1,426	0.4%

For the nine months ended September 30, 2006, the principal change in allocations was an increase to common stocks, mortgage-backed securities and corporate bonds. During 2006 we reallocated a portion of the investment portfolio to higher yielding investments in equity securities. This includes common shares of a closed-end management investment company investing predominantly in asset-backed securities and mortgage-backed securities. During 2006 we used approximately $99.3 million of new cash flow from operations to purchase mortgage-backed securities and corporate bonds. These new fixed maturity investments offered us favorable yields and fundamental credit quality.

The principal change in allocations in 2005 was an increase in the allocation to common stocks, municipal bonds, mortgage-backed securities and corporate bonds. During 2005 we reallocated a portion of the investment portfolio to higher yielding investments in equity securities. This includes common shares of a closed-end management investment company investing predominantly in asset-backed securities and mortgage-backed securities. We also invested in publicly traded real estate investment trusts (REITs) and one private placement REIT that is now publicly traded. During 2005 we had used approximately $108.8 million from investing new cash flow from operations to purchase mortgage-backed securities, municipal bonds and corporate bonds. These new fixed maturity investments offered us favorable yields and fundamental credit quality.

The following table shows the composition of our investment portfolio by remaining time to maturity at September 30, 2006 and December 31, 2005. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date.

	As of September 30, 2006		As of December 31, 2005
Remaining Time to Maturity	Fair Market Value	Percentage of Fair Market Value	Fair Market Value	Percentage of Fair Market Value
	($ in thousands)
Less than one year	$14,559	3.6%	$3,873	1.2%
One to five years	129,833	32.4%	92,961	28.4%
Five to ten years	127,113	31.7%	113,125	34.6%
More than ten years	5,403	1.3%	19,800	6.1%
Mortgage-backed securities	124,124	31.0%	96,922	29.7%
Total	$401,032	100.0%	326,681	100.0%

The average credit rating of our fixed maturity portfolio, using ratings assigned to securities by Standard and Poor’s, was AA at September 30, 2006 and AA+ at December 31, 2005. The average duration of our fixed income investments was 3.97 years at September 30, 2006 and 3.96 years at December 31, 2005. The following table shows the ratings distribution of our fixed income portfolio as of the end of each of the past two years.

	As of September 30, 2006		As of December 31, 2005
Rating	Fair Market Value	Percentage of Fair Market Value	Fair Market Value	Percentage of Fair Market Value
	($ in thousands)
U.S. Treasury securities	$14,408	3.6%	$7,132	2.2%
AAA	212,666	53.0%	190,980	58.5%
AA	45,437	11.3%	40,020	12.3%
A	66,233	16.5%	50,546	15.5%
BBB	38,085	9.5%	19,956	6.1%
Below BBB	24,203	6.0%	18,047	5.5%
Total	$401,032	100.0%	$326,681	100.0%

We account for our investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), which requires that fixed-maturity securities and equity securities that have readily determined fair values be segregated into categories based upon our intention for those securities.  In accordance with SFAS 115, we classified our fixed-maturity and equity securities as available-for-sale.  We may sell our available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

Fixed-maturity securities and equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service.  Changes in unrealized gains and losses on these securities are reported as a separate component of comprehensive net income, and accumulated unrealized gains and losses, net of tax effects, reported as a separate component of accumulated other comprehensive income in stockholders’ equity.  During the third quarter of 2006, we reclassified our entire balance of equity securities at cost to equity securities at fair value in compliance with GAAP for insurance companies.  Realized gains and losses are charged or credited to income in the period in which they are realized and are determined on the specific identification method.

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “Other-Than-Temporary Impairment and Its Application to Certain Investments.”  The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss.  The FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  The guidance in this FSP applies to reporting periods beginning after December 15, 2005.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary.  As of September 30, 2006, we reviewed our fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments in accordance with the provisions of this FSP.  We determined that we did not hold any investments that would have been considered other-than-temporarily impaired.  As of September 30, 2006, and December 31, 2005, cumulative net unrealized losses on our fixed maturity portfolio were $1.6 million and $4.4 million, respectively.  There were no other than temporary declines in the fair value of our securities at September 30, 2006 and December 31, 2005.

The aggregate fair market value of our invested assets as of September 30, 2006 was $445.7 million.  As of that date, our fixed maturity securities had a fair market value of $401.0 million and amortized cost of $402.7 million.  Equity securities, available for sale, at fair value were $42.6 million as of September 30, 2006 with a cost of $42.7 million.  Our common trust securities—statutory business trusts had a fair value and equity value of $2.0 million as of September 30, 2006.

The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the book yield based on market value of each type as of the dates and for the periods indicated:

The following table provides a breakdown of the amortized cost, aggregate fair value and unrealized gains and losses by investment type as of September 30, 2006 and December 31, 2005 including estimated fair values for equity securities carried at cost.

	As of September 30, 2006			As of December 31, 2005
	Cost or Amortized Cost	Aggregate Fair Value	Unrealized Gains/ (Losses)	Cost or Amortized Cost	Aggregate Fair Value	Unrealized Gains/ (Losses)
Category	($ in thousands)
U.S. Treasury securities	$14,490	$14,408	$(82)	$7,224	$7,132	$(92
U.S. Agency securities	33,696	33,607	(89)	31,937	31,623	(314)
Corporate fixed maturity securities	113,800	113,518	(283)	77,852	76,488	(1,364)
Mortgage-backed securities	124,894	124,124	(770)	98,786	96,922	(1,864)
Asset-backed securities	17,554	17,316	(238)	15,431	15,188	(243)
Other taxable fixed maturity securities	—	—	—	250	244	(6)
Municipal securities	98,234	98,060	(174)	99,643	99,084	(559)
Preferred stocks	113	115	2	113	115	2
Common stocks—at cost	—	—	—	24,558	24,053	(505)
Common stocks—at fair value	42,563	42,531	(32)	6,568	5,819	(749)
Common trust securities - statutory business trusts	2,045	2,045	—	1,426	1,426	—
Total	$447,389	$445,724	$(1,666)	$363,788	$358,094	$(5,694)

The following table presents information regarding our invested assets that were in an unrealized loss position at September 30, 2006 by amount of time in a continuous unrealized loss position.

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Category	($ in thousands)
U.S. Treasury securities	$2,918	$(5)	$5,819	$(138)	$8,737	$(143)
U.S. Agency securities	3,516	(5)	19,077	(212)	22,593	(217)
Corporate fixed maturity securities	19,398	(140)	49,900	(1,222)	69,298	(1,362)
Mortgage-backed securities	9,154	(135)	63,019	(1,781)	72,173	(1,916)
Asset-backed securities	997	(2)	14,574	(280)	15,571	(282)
Municipal securities	525	—	57,498	(562)	58,023	(562)
Total temporarily impaired securities	$36,508	$(287)	$209,887	$(4,195)	$246,395	$(4,482)

Loss and Loss Adjustment Expense Reserves

We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims (loss adjustment expenses or LAE).  Our loss reserves consist of case reserves, which are reserves for reported claims, and reserves for claims that have been incurred but have not yet been reported (sometimes referred to as IBNR).  The amount of loss reserves for reported claims is based primarily upon a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim.  The amounts of loss reserves for unreported claims and loss adjustment expense reserves are determined using historical information by line of business as adjusted to current conditions.  Reserves for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims.  The amount of loss and LAE reserves is determined by us on the basis of industry information, the development to date of losses on the relevant line of business and anticipated future conditions.  Because loss and LAE reserves are an estimate of the ultimate cost of settling claims, they are closely monitored by us and recomputed at least quarterly based on updated information on reported claims and a variety of statistical techniques.  Furthermore, an independent actuary prepares a report each year concerning the adequacy of the loss and LAE reserves.

Reconciliation of Loss and Loss Adjustment Expense Reserves

The table below shows the reconciliation of reserves on a gross and net basis for calendar year 2006 through September 30 and calendar years 2003 to 2005, reflecting changes in losses incurred and paid losses.

	For the nine months ended September 30,	For the year ended December 31,
	2006	2005	2004	2003
	($ in thousands)
Balance at January 1,	$198,724	$128,722	$99,475	$65,688
Less reinsurance recoverables	(96,978)	(91,773)	(75,114)	(50,212)
	$101,746	$36,949	$24,361	$15,476
Incurred related to:
Current year	104,724	97,006	27,259	14,996
Prior years	(1,311)	(392)	(199)	75
PXRE commutation	1,613
Total incurred	$105,026	$96,614	$27,060	$15,071
Paid related to:
Current year	19,681	20,891	6,991	2,084
Prior years	7,555	10,926	7,481	4,102
Total paid	$27,236	$31,817	$14,472	$6,186
Net balance at end of period	179,536	101,746	36,949	24,361
Add reinsurance recoverables	100,064	96,978	91,773	75,114
Balance at end of period	$279,600	$198,724	$128,722	$99,475

Our claims reserving practices are designed to set reserves that in the aggregate are adequate to pay all claims at their ultimate settlement value.  Thus, our reserves are not discounted for inflation or other factors.

Shown below is the loss development for business written each year from 1996 through 2006. The table portrays the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of GAAP.

Loss Development

	Year ended December 31, (last evaluation at September 30, 2006) ($ in thousands)
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Original Net Liability	$3,361	$5,005	$6,184	$6,810	$7,901	$8,620	$15,476	$24,361	$36,949	$101,746	$179,536
Cumulative payments as of:
One year later	1,035	1,428	2,377	2,560	3,376	2,879	4,103	7,467	10,926	7,559
Two years later	1,849	2,827	3,890	4,767	5,439	4,906	6,707	11,856	987
Three years later	2,747	4,045	5,439	6,153	6,953	6,376	9,090	(33)
Four years later	3,397	5,191	6,340	6,896	7,896	7,219	3,106
Five years later	4,083	5,895	6,714	7,249	8,285	6,284
Six years later	4,454	6,220	6,935	7,465	8,610
Seven years later	4,691	6,413	6,978	7,630
Eight years later	4,847	6,423	7,098
Nine years later	4,836	6,519
Ten years later	4,930
Net liability re-estimated as of:
One year later	4,154	5,954	6,842	7,493	9,702	11,521	15,551	24,163	36,557	102,049
Two years later	4,574	6,262	7,123	8,652	11,684	11,276	14,665	24,815	39,314
Three years later	4,457	6,428	7,871	9,516	11,458	10,494	16,461	27,971
Four years later	4,544	6,945	8,244	9,210	10,819	11,875	18,664
Five years later	4,992	7,169	7,963	8,955	11,944	12,965
Six years later	5,093	7,057	7,875	9,951	12,464
Seven years later	5,065	7,037	8,659	10,392
Eight years later	5,141	7,663	8,969
Nine years later	5,607	7,917
Ten years later	5,768
Cumulative Net redundancy/(deficiency)	(2,407)	(2,912)	(2,785)	(3,582)	(4,563)	(4,345)	(3,188)	(3,610)	(2,365)	(303)
PXRE commutation	0	0	0	0	0	0	0	196	870	1,602
Cumulative net redundancy/(deficiency) excluding PXRE	(2,407)	(2,912)	(2,785)	(3,582)	(4,563)	(4,345)	(3,188)	(3,413)	(1,495)	1,299
Net reserves	$3,361	$5,005	$6,184	$6,810	$7,901	$8,620	$15,476	$24,361	$36,949	$101,746	$179,536
Ceded reserves	8,529	14,800	15,696	17,410	20,601	29,017	50,211	75,114	91,773	96,978	100,064
Gross reserves	$11,890	$19,805	$21,880	$24,220	$28,502	$37,637	$65,687	$99,475	$128,722	$198,724	$279,600
Net re-estimated	$5,768	$7,917	$8,969	$10,392	$12,464	$12,965	$18,664	$27,971	$39,314	$102,049
Ceded re-estimated	18,174	19,941	25,050	31,462	36,885	43,728	57,488	77,176	92,458	95,434
Gross re-estimated	$23,942	$27,857	$34,019	$41,853	$49,350	$56,693	$76,152	$105,147	$131,772	$197,484
Cumulative Gross redundancy/(deficiency)	(12,052)	(8,052)	(12,139)	(17,633)	(20,848)	(19,056)	(10,465)	(5,672)	(3,050)	1,240

The first line of the table shows, for the years indicated, our net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 2000 we estimated that $7.901 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 2000 whether reported or unreported to us. The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $7.901 million as of December 31, 2000, by September 30, 2006 (five years and nine months later) $8.610 million had actually been paid in settlement of the claims.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $7.901 million was re-estimated to be $12.464 million at September 30, 2006. The increase from the original estimate is caused by a combination of factors, including: (i) reserves being settled for amounts different than originally estimated, (ii) reserves being increased or decreased for claims remaining open as more information becomes known about those individual claims and (iii) more or fewer claims being reported after December 31, 2000 than had occurred prior to that date.

The “cumulative redundancy/ (deficiency)” represents, as of September 30, 2006, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. For example, as of September 30, 2006 and based upon updated information, we re-estimated that the reserves which were established as of December 31, 2005 were $303,000 inadequate, and excluding the PXRE commutation were $1,299,000 redundant.

The bottom part of the table shows the impact of reinsurance reconciling the net reserves shown in the upper portion of the table to gross reserves.

Analysis of Loss and Loss Adjustment Reserve Development

Analysis of Reserves

The following table shows our net outstanding case loss reserves and IBNR by line of business as of September 30, 2006:

	Outstanding Case Loss Reserves	IBNR
	($ in thousands)
Commercial Multiple Peril	$45,715	$47,100
Other Liability	15,871	22,508
Workers’ Compensation	8,013	6,883
Commercial Automobile	6,254	3,886
Homeowners	13,676	7,337
Fire and Allied Lines	1,596	696
All Lines	$91,125	$88,410

In 2004 and 2005 we had favorable development in our net losses from prior accident years of $199,000 and $392,000, respectively. In 2006 for the nine months ending September 30, 2006 we had unfavorable development in our net losses from prior accident years of $303,000. Excluding the PXRE commutation, for the nine months ending September 30, 2006 we had net favorable development of $1,299,000.

We carefully monitor our gross, ceded and net loss reserves by segment and line of business to ensure that they are adequate, since a deficiency in reserves will indicate inadequate pricing on our products and may impact our financial condition.

The paid development, incurred development, the Bornhuetter Ferguson (B-F) method, and loss ratio projections are the predominate methodologies our actuaries utilize to project losses and corresponding reserves. Based upon these methods our actuaries determine a best estimate of the loss reserves. All of these methods are standard actuarial approaches and have been utilized consistently since 2003. The selected development factors within the paid and incurred development methods are derived from our data while the loss ratio method is used for the most recent accident year when there is high volatility in the development patterns. The B-F method combines the loss ratio method and the loss development method to determine loss reserves by adding an expected development (loss ratio times premium times percent unreported) to the case reserves.

The incurred method relies on historical development factors derived from changes in our incurred estimates of claims paid and case reserves over time. The paid method relies on our claim payment patterns and ultimate claim costs.  The incurred method is sensitive to changes in case reserving practices over time thus if case reserving practices change over time the incurred method may produce significant variation in estimates of ultimate losses. The paid method relies on actual claim payments and therefore is not sensitive to changes in case reserve estimates.

The low end of the range of our sensitivity analysis was derived by giving more weight to the lowest estimate among the four methods for each line of business and accident year. Similarly the high end of the range of our sensitivity analysis was derived by giving more weigh to the highest estimate among the four methods for each line of business and accident year. We believe that changing the weighting for the four methods by line of business and accident year better reflects reasonably likely outcomes than adjusting selected development patterns or other variables within each method. We believe the results of the sensitivity analysis, which are summarized in the table below, constitute a reasonable range of expected outcomes of our reserve for net loss and loss adjustment expense:

	Range of Reserve Estimates
	High	Low	Carried
Commercial Multiple Peril	$97,998	$87,054	$92,815
Other Liabilility	39,252	33,551	38,379
Workers’ Compensation	17,568	14,506	14,896
Commercial Auto	11,695	7,822	10,140
Homeowners	22,447	16,576	21,013
Fire and Allied Lines	2,728	1,985	2,292
All Lines	$191,688	$161,494	$179,535

The resulting range derived from our sensitivity analysis would have increased net reserves by $12.2 million and or decreased net reserves by $18.0 million.

Two key assumptions that materially impact the estimate of loss reserves are the loss ratio estimate for the current accident year and the loss development factor selections for all other accident years. The Company has made only minor changes to the key assumptions used during the last three annual reserve estimates.

We are not aware of any claims trends that have emerged or that would cause future adverse development that have not already been considered in existing case reserves and in our current loss development factors.

Also, in New York State, lawsuits for negligence, subject to certain limitations, must be commenced within three years from the date of the accident or are otherwise barred. Accordingly, our exposure to IBNR for accident years 2003 and prior is limited although there remains the possibility of adverse development on reported claims. Due to the reserve strengthening in 2002 and close monitoring and analysis of reserves, we believe our loss reserves are adequate. This is reflected by the loss development as of September 30, 2006 showing developed redundancies since 2003. However, there are no assurances that future loss development and trends will be consistent with our past loss development history, and so adverse loss reserves development remains a risk factor to our business. See “Risk Factors—Risks Related to Our Business—If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly adversely affected.”

Claims

Our claims division combines the services of our staff defense, coverage and appellate attorneys with a traditional multi-line insurance claims adjusting staff. See “—Business Segments—Insurance Services Segment Products and Services” for a description of TRM’s claim service fee-based operations.

The claims division seeks to provide expedient, fair and consistent claims handling, while controlling loss adjustment expenses. Handling the claims adjustment and defense of insureds in-house enables us to accurately evaluate coverage, promptly post accurate loss and loss adjustment expense reserves, maintain the highest policyholders service standards and aggressively defend against liability claims. In addition, through the use of a claims database that captures detailed statistics and information on every claim, our underwriting and loss control departments are able to access information to assist them in the monitoring of the various lines of business and identifying adverse loss trends, giving them the ability to make informed underwriting and pricing decisions.

The claims division is divided into eight units: auto claims, workers’ compensation claims, property claims, liability claims, coverage, in-house defense, administration and processing, and subrogation and recovery. Our in-house legal staff consists of approximately 24 attorneys who are managed by two co-managing attorneys reporting to the Senior Vice President, Claims.

The continued development of in-house expertise in all areas remains a primary goal of the claims division. We have continued to build an in-house defense team in order to handle a substantial percentage of lawsuits in New York State and vigorously defend against fraudulent and frivolous lawsuits. Given the high cost of coverage counsel in those instances where coverage may be an issue, we formed an in-house coverage law firm. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. Approximately 75% of all lawsuits arising from our insurance company operation are currently handled in-house. This approach enables us to maintain a high level of service to our policyholders and vigorously defend non-meritorious and frivolous claims while controlling loss adjustment expenses. We have also formed a full time staff of in-house liability field investigators to replace a traditionally outsourced claims function. We have also built an experienced team of field property adjusters to control costs and to ensure high quality claims experience for our commercial and personal lines property policyholders.

Ultimately, the claims division endeavors to provide a prompt response to the needs of policyholders in all first-party losses. Rapid review of the loss, confirmation of coverage and speedy payment to the insured is the ongoing commitment of our claims division. With respect to third-party claims, our approach is the thorough investigation of all claims as soon as reported, in order to separate those that should be resolved through settlement from those that should be denied and/or defended. Suspicious or fraudulent first- and third-party claims are always aggressively investigated and defended.

Technology

We seek to leverage technology and make use of business process redesign in order to gain operating efficiencies and effectiveness. For example, we were able to eliminate redundant keying of policy information by upgrading our policy data entry system. More recently, we implemented an integrated voice response system to provide producers and insureds 24 x 7 access to policy billing information. These have enabled us to control the growth of our clerical staff and improve our customer service. We have implemented a number of technology improvements and redesign of business processes, including an on-line imaging system, a data warehouse that houses both claims and underwriting data to provide management reporting and a web-based platform (WebPlus) for quoting and capturing policy submissions directly from our producers.

All mission critical systems run on fully redundant hardware in an off-site secure facility with fully redundant power, air conditioning, communications and 24-hour support. We utilize Hewlett Packard servers that run the Microsoft Windows Server 2000/2003 operating system and a Netapp Storage Area Network to store all business data.  System and data are backed up to tape daily and are taken to an off-site facility by an outside vendor.

WebPlus ®

Since April 2003, we have been using WebPlus, our web-based software platform for quoting and capturing policy submissions directly from our producers. WebPlus applies our underwriting guidelines to allow our producers to submit, rate and, where appropriate, bind small premium accounts. A recently added simple endorsement capability improves clerical efficiency and customer service. Through an ongoing monthly, quarterly and annual management review and analysis of the book of business, we confirm the risk quality and loss ratio profile of policies processed in WebPlus. We utilize WebPlus for all of our personal lines business and landlord package policies, as well as the majority of workers’ compensation and commercial auto policies. We believe that this technology reduces underwriter involvement in each policy application, as well as improves our ability to validate and capture all relevant policy information early in the submission process and at a single point. We believe that WebPlus has significantly reduced our expense associated with processing business, improved customer service and made it easier for our producers to do business with us.

WebPlus was developed for us by AgencyPort Insurance Services, Inc. (“AgencyPort”), a technology company specializing in the property and casualty insurance industry, in exchange for our commitment to invest $1 million in AgencyPort.  In addition, we licensed AgencyPort’s KeyOnce software development kit, which AgencyPort utilized to develop WebPlus. We also obtained a warrant to acquire common shares in AgencyPort. On January 7, 2004 TICNY exercised this warrant in full for 1,072,525 common shares of AgencyPort, for $1 million less $663,000 paid towards the development of WebPlus resulting in a payment of $337,000. These payments have been capitalized as software and are being amortized over three years. The 1,072,525 shares represented approximately 25% of the outstanding shares of AgencyPort as of December 31, 2005. We do not exercise significant influence over AgencyPort and we do not have any representation on the Board of Directors of AgencyPort. The relationship is primarily one of AgencyPort as a licensor and developer of software for our benefit. Accordingly, we do not account for our investment in AgencyPort on the equity method. We have assigned no value to the shares of AgencyPort as of December 31, 2005. As of December 31, 2003, we held another warrant to acquire an additional 30% of the outstanding shares of AgencyPort. On August 31, 2004, we entered into an agreement with AgencyPort to eliminate this warrant in consideration for certain rights granted to us including access to certain software source code. We received the source code upon execution of the agreement.

Our technology plan currently envisions that we will expand our use of WebPlus to additional products and other business functions (such as payment and reporting). We also intend to exploit technological improvements and economies of scale realized through premium growth to continue to lower our underwriting expense ratio while offering a strong value proposition to our producer base.

Competition

We compete with a large number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. We compete for business on the basis of a number of factors, including price, coverage offered, customer service, relationship with producers (including ease of doing business, service provided and commission rates paid), financial strength and size and rating by independent rating agencies.

As our territorial expansion has progressed within New York State and in other states, we have developed an increased number of competitors. In our commercial lines business, our competitors include The St. Paul Travelers Companies, Inc., Hartford Insurance Company, Safeco, Hanover Insurance Companies, Magna Carta Companies, Greater New York Mutual Insurance Company, OneBeacon Insurance Group, Selective, Utica First Insurance Company, Middlesex Mutual and Erie Insurance Company. In our personal lines business, we compete against companies such as Allstate Insurance Company, State Farm Companies, The St. Paul Travelers Companies, Inc., Hartford Insurance Company, OneBeacon Insurance Group, New York Central Insurance Company, Commercial Mutual Insurance Company, Preferred Mutual Insurance Company and Otsego Mutual Fire Insurance Company.

The soft market that existed until sometime in 2001 was characterized by pricing based competition, with a number of competitors attempting to gain or retain market share by charging premium rates that ultimately proved to be inadequate. The losses suffered by many of these companies have resulted in their insolvencies or exit from our chosen markets. The pricing environment in the hard market prevalent in 2004 was such that competition tended to focus more on the non-pricing factors listed above. During the last quarter of 2004 and continuing throughout 2005 a moderation of the pricing environment within the commercial insurance marketplace became evident as pricing increases on renewing policies lessened. The catastrophe losses of 2004 and 2005 produced increased pricing and reduced capacity for catastrophe exposed property. However, a softening of the non-catastrophe market in 2006 has led to more aggressive pricing in specific segments of the commercial lines of business, particularly in those lines of business and accounts with larger annual premiums.

We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. We believe that by offering several different lines of business, we are able to compete effectively against insurance companies that offer limited products. We also seek to limit the extent to which we must directly compete with the companies listed above by positioning our products in underserved market segments and adjusting our premium volume in these market segments depending upon the level of competition. We have historically targeted risks located in New York City and adjacent areas, as we feel this is a market that historically has not been emphasized by regional and national insurance companies. As our territorial expansion has encompassed all of New York State and other Northeastern states, we have maintained our marketing approach. We will continue to compete with other companies by quickly and opportunistically delivering products that respond to our producers’ needs, which may be determined by other companies’ insolvencies or voluntary withdrawals from particular market segments. Our ability to quickly develop and replace various products that had previously been offered by Empire Insurance Group when we purchased the renewal rights to the Empire business in 2001 is an example of this capability. In addition to being responsive to market needs, we also focus on assisting our producers with placing business by offering rating and submission capability through WebPlus and rating disks, as well as by providing our producers with clear and concise underwriting guidelines. We also compete by focusing on reducing our producers’ costs of doing business with us. For example, we directly bill our policyholders on most of our policies with a per policy premium below $10,000 and provide customer service support to policyholders on behalf of our producers. This increased service allows us to deliver value to our producers other than through higher commission rates. Finally, our success in reducing liability claims costs through cost effective and aggressive claims handling has reduced the cost of liability insurance premiums for our policyholders. This capability also helps us compete with other insurance companies. Notwithstanding the positive competitive factors discussed above, many of our competitors have greater financial and marketing resources and higher ratings from rating agencies than we do, which may have an adverse effect on our ability to compete with them.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. TICNY was assigned a letter rating of “B+” (Very Good) by A.M. Best in 1997 and was upgraded to “B++” (Good) in 2003. In October 2004, TICNY was upgraded to “A-” (Excellent) by A.M. Best, the 4th highest of 15 rating categories used by A.M. Best. In addition, during 2005 TNIC was also rated “A-” (Excellent) by A.M. Best. In evaluating a company’s financial strength, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s financial strength and is not an evaluation directed at investors. There is no guarantee that TICNY and TNIC will maintain the improved rating.

In April 2003, in connection with the issuance of subordinated debentures underlying trust preferred securities, TICNY also received an insurer financial strength rating from Standard & Poor’s. This rating provides an assessment of the financial strength of an insurance company and its capacity to meet obligations to policyholders on a timely basis. TICNY’s most recent rating from Standard & Poor’s is “BBB-” with a stable outlook.

Preserver’s insurance subsidiaries are currently rated “B++” by A.M. Best. On December 7, 2006, A.M. Best placed the ratings of the Preserver companies under review with positive implications.

Employees

All of our employees are employed directly by TICNY. As of December 1, 2006 the total number of full-time equivalent employees of TICNY was 403 of which 293 are in New York City, 76 are in the Long Island, New York branch and 25 are in the Buffalo, New York branch and nine are in the other branch offices. None of these employees are covered by a collective bargaining agreement. We have employment agreements with a number of our senior executive officers. The remainder of our employees are at-will employees.

MANAGEMENT

Management — Directors and Executive Officers

The table below sets forth the names, ages and positions of the Company’s Directors and executive officers:

Name	Age	Position
Michael H. Lee(3)	49	Chairman of the Board, President and Chief Executive Officer
Steven G. Fauth(2)	46	Senior Vice President, Claims, Secretary and Director
Francis M. Colalucci(1)	62	Senior Vice President, Chief Financial Officer, Treasurer and Director
Steven W. Schuster(3)	52	Director
Charles A. Bryan(1)	60	Director
William W. Fox, Jr.(3)	65	Director
Austin P. Young, III(2)	66	Director
Jerome H. Kaiser	50	Senior Vice President and Chief Information Officer
Stephen L. Kibblehouse	51	Senior Vice President and General Counsel
Gary S. Maier	42	Senior Vice President, Chief Underwriting Officer
Christian K. Pechmann	57	Senior Vice President, Underwriting Operations
Laurie Ranegar	45	Senior Vice President, Operations

(1)          Denotes Class I Director with term to expire in 2007.

(2)          Denotes Class II Director with term to expire in 2006.

(3)          Denotes Class III Director with term to expire in 2008.

Set forth below is certain biographical information on each of the Company’s Directors and executive officers:

Michael H. Lee

Chairman of the Board, President and Chief Executive Officer

Mr. Lee currently serves as Chairman of the Board of Directors, President and Chief Executive Officer and has held these positions at the Company since its formation in 1995 and at its subsidiaries since their formation or acquisition by us. Prior to founding TICNY in 1990, Mr. Lee was an attorney in private practice specializing in advising entrepreneurs on the acquisition, sale and formation of businesses in various industries. Mr. Lee received a B.A. in Economics from Rutgers University in 1980 and a J.D. from Boston College Law School in 1983. He is admitted to practice law in New York and New Jersey. Mr. Lee has worked in the insurance industry for over 16 years with experience in insurance, finance, underwriting, sales and marketing, claims management and administration and law. Mr. Lee also serves as Chairman, Chief Executive Officer and President of CastlePoint Holdings, Ltd.

Steven G. Fauth

Senior Vice President, Claims, Secretary and Director

Mr. Fauth joined TICNY in 1993 as Senior Vice President, Claims and General Counsel. He held these positions at TICNY from 1993 to June 2006 and at the Company since from 1995 to June 2006. In June 2006, Mr. Fauth stopped serving as General Counsel in order to focus on the growing claims department and in-house legal departments. His current duties include oversight of the Claims and Legal divisions of the Company. Prior to joining the Company, Mr. Fauth was involved in all aspects of commercial litigation, with an emphasis on contract, products liability and negligence defense at the law firm of Whitman & Ransom for five years and the New York trial practice firm of Lunney & Crocco for three years. Mr. Fauth received a B.S. in Accounting from Boston College in 1982 and a J.D. from Duke University School of Law in 1985. Mr. Fauth has been a director of the Company since 1995.

Francis M. Colalucci, C.P.A.

Senior Vice President, Chief Financial Officer, Treasurer and Director

Mr. Colalucci joined the Company in 2002 as Senior Vice President and Chief Financial Officer. He has held these positions since February 2002. From 1996 until 2001, Mr. Colalucci was employed by the Empire Insurance Company, a property and casualty insurance company, and ultimately served as Executive Vice President, Chief Financial Officer and Treasurer in addition to being a member of that company’s Board of Directors. From 1974 to 1996, Mr. Colalucci was employed by the Continental Insurance Companies in various senior financial positions. From 1966 to 1974, Mr. Colalucci was employed by Deloitte & Touche, CPAs. Mr. Colalucci received a B.B.A. in Accounting from St. John’s University in 1966 and is a New York State licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and Financial Executives International.

Steven W. Schuster

Director

Mr. Schuster has served on the Board of Directors of the Company since 1997. Mr. Schuster has been engaged in the practice of corporate law for over 21 years and is co-chair of McLaughlin & Stern LLP’s corporate and securities department, where he has worked since 1995. Mr. Schuster received his B.A. from Harvard University in 1976 and his J.D. from New York University in 1980.

Charles A. Bryan, C.P.A.

Director

Mr. Bryan, a Director since 2004, has been the President of CAB Consulting, LLC, an insurance consulting firm that provides general management, merger and acquisition, actuarial and accounting services since 2001. From 1998 to 2000, Mr. Bryan served as Senior Vice President and Chief Actuary for Nationwide Insurance Group. Mr. Bryan is a Fellow of the Casualty Actuarial Society, a Certified Public Accountant, and a Chartered Property and Casualty Underwriter. Mr. Bryan received an MBA in General Management, from Golden Gate University in 1970, an M.S. in Mathematics from Purdue University in 1969 and a B.S. in Mathematics from John Carroll University in 1968.

William W. Fox, Jr.

Director

Mr. Fox, who became a director in April 2006, has over 40 years experience in the insurance and reinsurance industry. Mr. Fox was employed by Balis & Co., Inc. and its successor, the Guy Carpenter reinsurance brokerage divisions of Marsh & McLennon Companies from 1962 through 1988, and again from 1992 through 1999. Mr. Fox had a number of positions at Balis and Guy Carpenter, including President from 1985 through 1988 and again from 1992 through 1999. Mr. Fox also served as a member of Guy Carpenter’s Executive Committee and Board of Directors, and as a Managing Director of J&H, Marsh & McLennan. Between 1992 and 1999, Mr. Fox also was the Chief Executive Officer of Excess Reinsurance Company. In 1988, Mr. Fox founded PW Reinsurance Management Company (“PW Group”), as a joint venture with Providence Washington Insurance Company (“Providence”) to underwrite reinsurance on behalf of Providence. Mr. Fox was a Senior Vice President of Providence from 1988 to 1989 and was responsible for selecting and overseeing reinsurance intermediaries. In 1989, the Baloise Insurance Group acquired Providence and appointed Mr. Fox President of the PW Group. Mr. Fox also served as a Director on the Boards of Insurance Services Offices, Legal Mutual Insurance Society of Maryland, Penn Mutual Insurance Group and Green Tree Perpetual Insurance Company. Mr. Fox is a member of the CPCU Society and holds a Pennsylvania Property and Casualty Broker’s License.

Austin P. Young, III, C.P.A.

Director

Mr. Young, a Director since 2004, currently serves as a Director and the Chairman of the Audit Committee of Administaff, Inc and Amerisafe, Inc. Previously, he served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation from 1999 to December 2001, when he retired. Before joining CellStar Corporation, he served as Executive Vice President—Finance and Administration of Metamor Worldwide, Inc. from 1996 to 1999. Mr. Young also held the position of Senior Vice President and Chief Financial Officer of American General Corporation for over eight years. He was a partner in the Houston and New York offices of KPMG Peat Marwick where his career spanned 22 years before joining American General Corporation. He holds an accounting degree from the University of Texas. Mr. Young currently serves on the Board of Directors of The Park People, Inc. and the Houston Zoo, Inc. He also a member of the Houston and State Chapters of the Texas Society of Certified Public Accountants, the American Institute of Certified Public Accountants and Financial Executives International.

Jerome H. Kaiser, Ph.D.

Senior Vice President and Chief Information Officer

Dr. Kaiser joined Tower in February 2006 as Senior Vice President and Chief Information Officer. From 1999 to 2006, he was Director of Systems for Rothschild Inc., a private investment bank. From 1992 to 1999, he held various positions within the pharmaceutical industry including Director of Product Management at Pfizer, Inc. and before that Director of Information Management for Global Development at Hoffman-LaRoche. Prior to working in industry, Dr. Kaiser was an associate professor of physics at the University of Texas at Arlington. He also serves on the board of Datatrak International (DATA).

Stephen L. Kibblehouse

Senior Vice President and General Counsel

Mr. Kibblehouse joined Tower in June 2006 as Senior Vice President & General Counsel. Prior to joining Tower, he was appointed Chief Executive Officer, General Counsel and member of the Board of Directors of Highlands Insurance Group, Inc. (“Highlands”) in November 2001 to lead that publicly-traded company through a run-off and winding up of operations. The run-off of Highlands included a reorganization of the company and certain of its non-insurance subsidiaries under Chapter 11 of the Bankruptcy Code, which was completed in 2003 and pursuant to which Mr. Kibblehouse became Liquidating Trustee of the Highlands Insurance Group Liquidating Trust. During the run-off process, a number of the Highlands’ insurance subsidiaries were placed under regulatory supervision and ultimately into receivership.  Previously, Mr. Kibblehouse served in various capacities, including General Counsel and Senior Vice President, Legal & Regulatory Compliance at Highlands and its predecessor, Vik Brothers Insurance Group. From 1987 until 1993, Mr. Kibblehouse worked in private practice where he advised clients with respect to compliance with the registration, disclosure and antifraud provisions of securities laws and represented insurance companies in mergers, acquisitions and other financial transactions. Mr. Kibblehouse also worked for the U.S. Securities and Exchange Commission as an attorney in the Division of Enforcement from 1984 until 1987. Prior to practicing law, Mr. Kibblehouse began his career as a certified public accountant. Mr. Kibblehouse holds a Bachelor of Science degree in Accounting from the University of Delaware and a Juris Doctor from Villanova University School of Law.

Gary S. Maier

Senior Vice President, Chief Underwriting Officer

Mr. Maier joined the Company in June 2005. Mr. Maier most recently served as Senior Vice President and Chief Underwriting Officer of OneBeacon Insurance Group in New York. In his role at OneBeacon Insurance Group, Mr. Maier managed the New York and New Jersey territories. Prior to that, Mr. Maier served as Senior Vice President and Chief Underwriting Officer of Commercial Lines for Chubb Insurance Group’s Mid-Atlantic Region in which he managed a $400 million middle-market commercial portfolio in seven states with six field offices and a regional small commercial underwriting center.

Christian K. Pechmann

Senior Vice President, Underwriting Operations

Mr. Pechmann joined the Company in September 2003. Prior to that, Mr. Pechmann was employed in various roles at Kemper Insurance Companies for 32 years. His most recent position with that company was as Northeast Region President, responsible for management and profitability of seven operating branch offices. A 1971 graduate of Hartwick College, Mr. Pechmann received a B.A. in English.

Laurie Ranegar

Senior Vice President, Operations

Ms. Ranegar joined Tower in October 2003 as Vice President of Operations. She was promoted to Senior Vice President in January 2006.  She currently manages underwriting operations, with responsibility for policy issuance service and delivery; billing and collections; premium audit, statistical reporting and process engineering. She has 23 years of industry experience. Her most recent prior experience was with Kemper Insurance where she was Regional Operations Director, responsible for underwriting operations in seven branch offices located throughout the northeast from 2002 until 2003. Prior to Kemper, Ms. Ranegar held management positions at Highlands Insurance Group, Inc. from 1996 until 2002 where she was Vice President, Claim Field Operations, responsible for technical claim handling and operations in the field claim offices and Vice President, Underwriting and Operations, responsible for a small business service center. She began her insurance career with Aetna Life and Casualty as a Liability Claim Representative in New York City. At Aetna, and subsequently Travelers, she held positions of increasing responsibility including Assistant Director responsible for the consolidation of Aetna and Travelers claim field offices. Ms. Ranegar graduated from the University of Pittsburgh with a B.A. in Economics.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of the Company’s common stock as of January 10, 2007 by: (i) each person known to the Company to own beneficially more than 5% of the outstanding common stock; and (ii) each of the Directors and executive officers individually and as a group. As used in this table, “beneficially owned” means the sole or shared power to vote or dispose of, or to direct the voting or disposition of the shares, or the right to acquire such power within 60 days after
January 10, 2007with respect to any shares.

Name(1)	Shares Beneficially Owned Prior to the Offering(2)	Percent Beneficially Owned Prior to the Offering	Shares Beneficially Owned After the Offering	Percent Beneficially Owned After the Offering
Michael H. Lee(3)	2,940,238	14.45%	2,940,238	12.76%
Steven G. Fauth(4)	91,006	*	91,006
Francis M. Colalucci(5)	25,041	*	25,041	*
Steven W. Schuster	5,165	*	5,165	*
Charles A. Bryan	9,165	*	9,165	*
William W. Fox, Jr.	—	—	—	—
Austin P. Young, III	7,165	*	7,165	*
Jerome H. Kaiser	1,356	*	1,356	*
Stephen L. Kibblehouse	5,190	*	5,190	*
Gary S. Maier	16,866	*	16,866	*
Christian Pechmann(6)	9,570	*	9,570	*
Laurie Ranegar	2,966	*	2,966	*
HCC Insurance Holdings, Inc.	1,180,108	5.80%	1,180,108	5.12%
Total Officers & Directors	3,113,728	15.31%	3,113,728	13.51%

*                    Less than 1%

(1)          The named stockholders’ business address is 120 Broadway, New York, New York 10271, except that the business address of HCC Insurance Holdings, Inc. is 13403 Northwest Freeway, Houston, Texas 77040-6094.

(2)          To the Company’s knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, unless otherwise noted in the footnotes to this table.

(3)          Includes 90,000 shares issuable upon the exercise of stock options held by Mrs. Helen Lee, Mr. Michael H. Lee’s wife, and 37,800 shares issuable upon the exercise of stock options held by Mr. Lee.

(4)          Includes 66,328 shares issuable upon the exercise of stock options.

(5)          Includes 5,400 shares issuable upon the exercise of stock options.

(6)          Includes 5,400 shares issuable upon the exercise of stock options.

CastlePoint, through a subsidiary, owns 40,000 shares of Preferred Stock with a liquidation preference of $1,000 per share. Upon completion of this offering 30,000 shares of the Preferred Stock will be subject to a mandatory conversion into our common stock and the other 10,000 shares of Preferred Stock will be convertible into our common stock at the option of the holder, in each case at a price per share of common stock equal to the price per share in this offering. Based on an offering price of $31.25 per share of common stock, the 40,000 shares of Preferred Stock would convert into 1,280,000 shares of our common stock, representing 5.3% of our common stock outstanding immediately after this offering.

We intend to redeem the Preferred Stock with a portion of the proceeds of this offering and the proceeds of our concurrent offering of trust preferred securities. We intend to give CastlePoint notice of redemption of the Preferred Stock when we price this offering. The redemption will be subject to the closing of this offering and the concurrent offering of trust preferred securities.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom Friedman, Billings, Ramsey & Co., Inc. (“FBR”), Cochran Caronia Waller Securities LLC (“CCW”), Keefe, Bruyette & Woods, Inc. (“KBW”) and KeyBanc Capital Markets, a division of McDonald Investments Inc., are acting as representatives, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	1,554,800
Cochran Caronia Waller Securities LLC	676,000
Keefe, Bruyette & Woods, Inc.	270,400
KeyBanc Capital Markets, a division of McDonald Investments Inc.	202,800
Total	2,704,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus other than the shares subject to the over-allotment option, if any shares are purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $0.94 per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $0.10 per share to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an aggregate of 405,600 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table at the beginning of this section.

The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 405,600 additional shares of common stock.

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Paid by Us
Per Share	$1.5625	$1.5625
Total	$4,225,000	$4,858,750

We have agreed to reimburse FBR for its expenses incurred in connection with this offering for an amount up to $500,000. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1 million.

The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making or purchases for the purpose of pegging, fixing or maintaining the price of our common stock in accordance with Regulation M under the Securities Exchange Act of 1934.

•       Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•       Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•       Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•       In passive market marking, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and all of our current officers and directors have agreed that, without the prior written consent of the representatives, we will not, during the period ending 90 days after the date of this prospectus:

•       offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer to dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•       enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The representatives do not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however the representatives, in their sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the 90-day period without notice. In considering a request to release shares from a lock-up agreement, the representatives will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

Our common stock is listed on the Nasdaq and trades under the symbol “TWGP.”

A prospectus in electronic format may made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representatives may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus supplement, the base prospectus or the registration statement of which this prospectus supplement and the base prospectus form a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter or selling group member’s and should not be relied upon by investors.

FBR, CCW and KBW have in the past and may in the future provide us and our affiliates with investment banking and financial advisory services for which they have in the past and may in the future receive customary fees. KBW is acting as placement agent for our proposed concurrent issuance of trust preferred securities, for which KBW will receive customary fees from us. In addition, CCW acted as financial advisor to Preserver in connection with our pending acquisition of Preserver, for which it will receive customary fees from Preserver. KBW has provided investment banking services to CastlePoint in connection with CastlePoint’s issuance of trust preferred securities, for which it has received customary fees from CastlePoint. FBR provided financial advisory services to CastlePoint in connection with CastlePoint’s purchase of $40 million of our Preferred Stock, for which it received customary fees from CastlePoint. We intend to use a portion of the proceeds of this offering together with the proceeds from our concurrent offering of trust preferred securities to redeem all or a portion of the outstanding shares of our Preferred Stock. FBR is acting as the lead underwriter and sole bookrunner for this offering, although we will determine the number of shares of common stock to be sold in this offering and the public offering price in conjunction with an underwriter that does not have a relationship with CastlePoint that we believe would pose or could be perceived to pose a conflict of interest for such underwriter.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. Certain legal matters for the underwriters will be passed upon by Lord, Bissell & Brook LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements of Tower and its subsidiaries included in this prospectus supplement have been audited by Johnson Lambert & Co. LLP, independent registered public accountants, as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

The audited consolidated financial statements of Preserver and its subsidiaries incorporated by reference in this prospectus supplement have been audited by BDO Seidman, LLP independent registered public accountants, as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

TOWER GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
	(Unaudited)
	($ in thousands, except par value and share amounts)
Assets
Fixed-maturity securities, available-for-sale, at fair value (amortized cost $402,668 in 2006 and $331,123 in 2005)	$401,032	$326,681
Equity securities, available-for-sale, at fair value (cost $42,676 in 2006 and $6,681 in 2005)	42,646	5,934
Equity securities, at cost	—	24,558
Common trust securities—statutory business trusts, equity method	2,045	1,426
Total investments	445,723	358,599
Cash and cash equivalents	40,533	38,760
Investment income receivable	4,123	3,337
Agents’ balances receivable	55,245	46,004
Assumed premiums receivable	4,910	1,076
Ceding commission receivable	—	8,727
Reinsurance recoverable	108,515	104,811
Receivable—claims paid by agency	3,633	2,309
Prepaid reinsurance premiums	79,102	43,319
Deferred acquisition costs net of deferred ceding commission revenue	34,783	29,192
Federal and state income taxes recoverable	3,134	365
Deferred income taxes	242	3,204
Intangible assets	5,830	5,835
Fixed assets, net of accumulated depreciation	23,912	7,920
Investment in unconsolidated affiliate	27,436	—
Other assets	4,342	3,999
Total Assets	$841,463	$657,457
Liabilities
Loss and loss adjustment expenses	$279,600	$198,724
Unearned premium	204,666	157,779
Reinsurance balances payable	24,851	19,200
Payable to issuing carriers	1,818	5,252
Funds held as agent	8,195	8,191
Funds held under reinsurance agreements	57,024	59,042
Accounts payable and accrued expenses	12,179	13,694
Deferred rent liability	6,040	—
Payable for securities	939	—
Other liabilities	3,580	2,867
Federal income taxes payable	—	460
Subordinated debentures	68,045	47,426
Total Liabilities	666,937	512,635
Stockholders’ Equity
Common stock ($0.01 par value per share; 40,000,000 shares authorized; and 20,005,758 shares issued in 2006 and 19,872,672 in 2005)	200	199
Paid-in-capital	112,824	111,066
Accumulated other comprehensive net income	(1,108)	(3,352)
Retained earnings	62,789	37,019
Treasury stock (23,720 shares in 2006 and 17,881 in 2005)	(179)	(110)
Total Stockholders’ Equity	174,526	144,822
Total Liabilities and Stockholders’ Equity	$841,463	$657,457

See accompanying notes to the consolidated financial statements

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE NET INCOME
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	($ in thousands, except share and per share amounts)
Revenues
Net premiums earned	$52,366	$45,324	$168,908	$112,933
Ceding commission revenue	13,171	6,845	30,550	18,021
Insurance services revenue	1,243	3,418	5,274	10,541
Net investment income	5,923	4,131	15,875	10,479
Net realized gains (losses) on investments	32	(15)	(84)	214
Policy billing fees	286	234	830	671
Total revenues	73,021	59,937	221,353	152,859
Expenses
Loss and loss adjustment expenses	30,392	26,512	105,026	66,587
Direct commission expense	15,309	11,277	43,654	30,738
Other operating expenses	13,127	12,068	38,718	30,265
Interest expense	1,863	1,296	5,066	3,567
Total expenses	60,691	51,153	192,464	131,157
Other Income
Equity income in unconsolidated affiliate	418	—	364	—
Gain from issuance of common stock by unconsolidated affiliate	—	—	7,883	—
Warrant received from unconsolidated affiliate	—	—	4,605	—
Income before income taxes	12,748	8,784	41,741	21,702
Income tax expense	4,292	3,076	14,490	7,512
Net income	$8,456	$5,708	$27,251	$14,190
Comprehensive Net Income
Net income	$8,456	$5,708	$27,251	$14,190
Other comprehensive income:
Gross unrealized investment holding gains (losses) arising during period	9,150	(4,765)	3,273	(4,424)
Equity in net unrealized gains in investment in unconsolidated affiliate’s investment portfolio	296	—	184	—
Less: reclassification adjustment for (gains) losses included in net income	(32)	15	84	(214)
	9,414	(4,750)	3,541	(4,638)
Income tax (expense) benefit related to items of other comprehensive income	(3,295)	1,669	(1,297)	1,630
Total other comprehensive net income (loss)	6,119	(3,081)	2,244	(3,008)
Comprehensive Net Income	$14,575	$2,627	$29,495	$11,182
Earnings Per Share
Basic earnings per common share	$0.43	$0.29	$1.38	$0.73
Diluted earnings per common share	$0.42	$0.28	$1.36	$0.71
Weighted Average Common Shares Outstanding:
Basic	19,776,188	19,575,728	19,734,365	19,550,722
Diluted	20,074,058	20,161,873	20,032,256	20,119,280

See accompanying notes to the consolidated financial statements

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	($ in thousands)
Cash flows from operating activities:
Net income	$8,456	$5,708	$27,251	$14,190
Adjustments to reconcile net income to net cash provided by (used in) operations:
Gain on issuance of common shares by unconsolidated affiliate	—	—	(7,883)	—
Warrant received from unconsolidated affiliate	—	—	(4,605)	—
Gain on sale of investments	(32)	15	84	(214)
Depreciation	1,273	642	3,236	1,814
Amortization of intangible assets	110	112	316	334
Amortization of bond premium or discount	176	311	644	784
Amortization of debt issuance costs	14	9	38	29
Amortization of restricted stock	262	147	604	469
Deferred income taxes	2001	193	1,666	(1,352)
(Increase) decrease in assets:
Investment income receivable	(66)	(491)	(786)	(1,259)
Agents’ balances receivable	(938)	3,818	(9,241)	(3,731)
Assumed premiums receivable	2,073	(23)	(3,834)	120
Ceding commissions receivable	—	—	8,727	(398)
Reinsurance recoverable	(12,994)	(978)	(5,028)	(1,550)
Prepaid reinsurance premiums	(5,653)	(1,895)	(35,783)	(12,704)
Deferred acquisition costs, net	(1,928)	(2,306)	(5,591)	(8,980)
Federal and state taxes recoverable	(3,229)	—	(3,229)	—
Intangible assets	(281)	(78)	(311)	(1,224)
Equity in unconsolidated affiliate	(418)	—	(364)	—
Excess tax benefits from share-based payment arrangements	(202)	—	(852)	—
Other assets	2,150	249	(381)	26
Increase (decrease) in liabilities:
Loss and loss adjustment expenses	25,188	19,659	80,876	46,795
Unearned premium	4,948	7,962	46,887	55,708
Reinsurance balances payable	(8,270)	594	5,651	15,628
Payable to issuing carriers	(1,767)	224	(3,434)	(6,163)
Accounts payable and accrued expenses	391	2,344	(802)	(1,608)
Deferred rent liability	6,040	—	6,040	—
Federal and state income taxes payable	(3,236)	(2,999)	—	156
Funds held under reinsurance agreements	(2,768)	2,760	(2,014)	618
Net cash flows provided by operations	11,300	35,977	97,882	97,488
Cash flows used in investing activities:
Purchase of fixed assets	(14,158)	(1,110)	(19,228)	(3,530)
Investment in unconsolidated affiliate	128	—	(14,400)	—
Purchases of investments:
Fixed-maturity securities	(52,711)	(50,678)	(124,685)	(125,538)
Equity securities—at fair value	(35,362)	(617)	(35,995)	(30,588)
Short-term investments—net	16	—	16	—
Sale of investments:
Fixed-maturity securities	24,956	2,669	53,168	36,825
Equity securities—at cost	24,558	—	24,558	1,972
Net cash flows used in investing activities	(52,573)	(49,736)	(116,566)	(120,859)
Cash flows from financing activities:
Proceeds from subordinated debentures	—	—	20,619	—
Purchase of common trust securities—statutory business trusts	—	—	(619)	—
Dividends paid	(493)	(490)	(1,481)	(1,467)
Share based compensation	270	165	1,155	245
Excess tax benefits from share-based payment arrangements	202	—	852	—
Stock repurchase	(2)	—	(69)	—
Net cash flows provided by (used in) financing activities	(23)	(325)	20,457	(1,222)
Increase (decrease) in cash and cash equivalents	(41,296)	(14,084)	1,773	(24,593)
Cash and cash equivalents, beginning of period	81,829	44,692	38,760	55,201
Cash and cash equivalents, end of period	$40,533	$30,608	$40,533	$30,608
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$7,982	$5,778	$15,306	$8,488
Cash paid for interest	$1,479	$883	$3,384	$2,535

See accompanying notes to the consolidated financial statements

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with instructions for Form 10-Q and, accordingly, do not include the information and disclosures required by generally accepted accounting principles (“GAAP”) in the United States of America. These statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2005 and notes thereto included in the Company’s Annual Report on Form 10-K filed on March 15, 2006. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial position and results of operations. The results of operations for the three months and nine months ended September 30, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries Tower Insurance Company of New York (“TICNY”), Tower National Insurance Company (“TNIC”), Tower Risk Management Corporation (“TRM”), Tower Indemnity Company of America (“TICA”) and other entities required by GAAP. All significant inter-company balances have been eliminated. Business segment results are presented net of all material inter-segment transactions.

Investment in Unconsolidated Affiliate

The Company has invested in an unconsolidated Bermuda holding company, CastlePoint Holdings, Ltd. (“CastlePoint”), which the Company organized and sponsored with an initial investment of $15.0 million on February 6, 2006. The Company consolidated the activities of CastlePoint as a wholly owned subsidiary during the first quarter of 2006 and recognized approximately $0.5 million of non-recurring start-up costs. On April 4, 2006, CastlePoint raised $249.9 million, net of expenses, in a private placement offering of unissued shares, which reduced the Company’s investment ownership from 100% to 8.6%. The book value per share of the Company’s 2,555,000 shares of CastlePoint common stock increased from $5.87 per share to $8.96 per share as a result of this offering. The carrying value of the Company’s investment in CastlePoint increased from $15.0 million to $22.9 million. The Company has recorded this gain of $7.9 million in income before taxes in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 51—Accounting for Sales of Stock by a Subsidiary in the nine months ended September 30, 2006.

On April 6, 2006, the Company received a warrant from CastlePoint to purchase an additional 3.7% or 1,127,000 shares of common stock with a fair value of approximately $4.6 million using a Black-Scholes option pricing model. The warrant is exercisable in whole or in part at any time up to April 6, 2016, and the exercise price is $10 per share. Shares acquired through the exercise of the warrant may not be sold prior to April 9, 2009. The warrant was received in exchange for sponsorship services, which included management, operational and industry expertise to establish the CastlePoint organization and prepare for a private placement offering. Accordingly, the Company recognized $4.6 million in income before taxes in the nine months ending September 30, 2006 relating to non-recurring sponsorship services. The warrant has been recorded as an equity instrument at cost, which was determined to be the fair value of the warrant on the date it was received and will be subject to impairment testing.

The Company has determined that its ownership in CastlePoint qualifies as a variable interest entity (“VIE”) under the provisions of FIN 46-(R). The Company has determined that its investment in

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

CastlePoint does not meet the requirements for consolidation because the Company is not the primary beneficiary of the VIE as defined in FIN 46-(R). However, the Company has recorded its 8.6% investment in CastlePoint using the equity method of accounting as the Company exercises significant influence over CastlePoint. The Company and CastlePoint have the same CEO. Through its two insurance subsidiaries, TICNY and TNIC, the Company entered into three, multi-year quota share reinsurance agreements with CastlePoint Reinsurance Company, Ltd. (“CastlePoint Reinsurance”), which were effective April 4, 2006 and a service and expense sharing agreement whereby the Company’s staff provides CastlePoint administrative and underwriting services at cost.

At September 30, 2006, the Company’s maximum exposure to a loss from its investment in CastlePoint was approximately $27.4 million, which consists of its equity ownership interest of approximately $22.8 million (after deducting dividends received in the third quarter of 2006) and the fair value of the warrant the Company received from CastlePoint of $4.6 million.

The carrying value of the Company’s equity investment in CastlePoint as of September 30, 2006 is as follows in millions:

Initial investment in CastlePoint	$15.0
Consolidated net loss for the three months ended March 31, 2006	(0.5)
Equity in net income of CastlePoint for the six months ended September 30, 2006	0.3
Gain from issuance of common stock by CastlePoint	7.9
Equity in net unrealized gains of the CastlePoint investment portfolio	0.2
Dividends received from CastlePoint	(0.1)
Value of warrant received	4.6
Carrying value of equity investment in CastlePoint	$27.4

A general dividend and a special dividend of $0.025 per share each were declared and paid by CastlePoint in September 2006. The Company recorded its $128,000 of CastlePoint dividends as a reduction to its investment in CastlePoint.

CastlePoint Reinsurance entered into three multi-year quota share reinsurance agreements with the Company’s insurance subsidiaries that will cede to CastlePoint Reinsurance between 25% and 45%, subject to a periodic adjustment by the Company, of premiums and losses on their brokerage insurance business that the Company has historically written through its retail and wholesale agents. The ceding commission for the brokerage business is fixed at 34% of ceded written premiums. During the second quarter of 2006, the Company ceded 30% of its brokerage insurance business to CastlePoint Reinsurance and ceded 40% of its new and renewal brokerage insurance business written in the third quarter of 2006 to CastlePoint. The Company ceded 50% of its traditional program business and 85% of its specialty program business written during the third quarter of 2006 to CastlePoint. Traditional program business written through program underwriting agencies is comprised of classes of business that the Company has historically written. The ceding commission rate for the traditional program business is 30% and may be adjusted upward based upon the loss ratio. The ceding commission for the specialty program business is 30%. During the nine months ended September 30, 2006, the Company ceded $40.9 million of unearned premiums as of April 1, 2006, which consisted of $19.2 million and $21.7 million of unearned premiums retained by the Company on policies written in 2006 and 2005, respectively, and $68.8 million on premiums written during the nine months ended September 30, 2006. In addition, CastlePoint Reinsurance participates as a reinsurer on the Company’s catastrophe reinsurance program, effective July 1, 2006, and excess of loss reinsurance program effective, May 1, 2006. The Company ceded excess of loss reinsurance

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

and catastrophe premiums to CastlePoint Reinsurance of $1.0 million and $1.4 million, respectively for the three months and nine months ended September 30, 2006. Recoverables totaling $86.9 million from CastlePoint Reinsurance, which is an unauthorized reinsurer, are collateralized in a New York State Regulation 114 Compliant Trust account for the benefit of the Company with a balance of $62.6 million as of September 30, 2006 with the remaining amount offset by ceded balances payable of $28.0 million.

The Company’s insurance companies entered into a service and expense sharing agreement with CastlePoint, pursuant to which they will provide insurance company services now offered by the Company, such as claims adjustment, policy administration, technology solutions, underwriting, and risk management services, to the U.S. domiciled insurance subsidiaries of CastlePoint, as well as to companies appointed as managing general underwriters by those companies. The Company charged CastlePoint $0.3 million for such services in the third quarter of 2006 and $0.6 million for the nine months ended September 30, 2006, which have been recorded as reductions to the Company’s operating expenses.

Effective April 4, 2006, the Company novated business assumed from the Accident Insurance Company (“AIC”) by TICNY to CastlePoint Reinsurance. TICNY recorded $0.1 million as ceded premiums written and earned and eliminated liabilities of $0.1 million, which was recorded as a reduction to losses incurred during the three months ending June 30, 2006.

Purchase of Shell Company and Intangible Assets

On June 28, 2006, the Company closed on its purchase of 100% of the outstanding common stock of a shell insurance company, MIIX Insurance Company of New York, which was renamed Tower Indemnity Company of America. The total cost to acquire TICA was $8.6 million and included the purchase price, legal fees and a broker fee. TICA has active state insurance licenses in New York and New Jersey. The Company capitalized $0.3 million of the $8.6 million as an intangible asset related to state licenses with an indefinite life subject to annual impairment testing. See “Subsequent Events” for further discussion.

Commutation and Novation with PXRE Reinsurance Company

On June 29, 2006, to eliminate its exposure to uncollateralized reinsurance recoverables from PXRE Reinsurance Company (“PXRE”), which had requested the withdrawal of its financial strength and issuer rating from A.M.Best, the Company concluded, through commutation agreements, PXRE’s participation under various reinsurance agreements with TICNY covering the 2001, 2002 and a portion of the 2003 policy periods. Ceded loss and loss adjustment expense recoverables of $20.5 million, ceded paid losses of $2.4 million and ceding commissions receivable of $8.7 million, totaling $31.6 million of unsecured recoverables were settled with a payment from PXRE of $26.7 million, which represents an estimate of the present value of these recoverables. This resulted in a $4.8 million pre-tax charge, of which $1.6 million was recognized in loss and loss adjustment expenses and $3.2 million was recognized as a reduction to ceding commission income in the second quarter of 2006. In addition, on the same date, novation agreements were executed with PXRE relating to other reinsurance agreements covering business written in 2001, 2002 and 2003 by other insurance companies and managed on their behalf by TRM, the Company’s risk management subsidiary. As a result of the novation, TICNY assumed loss reserves of $12.2 million for which it received as consideration $11.4 million in cash and other assets and TRM recorded a reduction in commission liabilities for $0.2 million, the total of which resulted in a $0.6 million pre-tax charge. As a result of the commutation and novation agreements, which are effective as of June 29, 2006, PXRE is discharged from future obligations under the reinsurance agreements. There are no other agreements outstanding with PXRE.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), which requires that fixed-maturity securities and equity securities that have readily determined fair values be segregated into categories based upon the Company’s intention for those securities. In accordance with SFAS 115, the Company has classified its fixed-maturity and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

Fixed-maturity securities and certain equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders’ equity. Realized gains and losses are determined on the specific identification method.

During the third quarter of 2006, the Company reclassified its entire balance of equity securities at cost to equity securities at fair value in compliance with GAAP for insurance companies.

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “Other-Than-Temporary Impairment and Its Application to Certain Investments.” The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP applies to reporting periods beginning after December 15, 2005.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. As of September 30, 2006, the Company reviewed its fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments in accordance with the provisions of this FSP. The Company determined that it did not hold any investments that would have been considered other- than-temporarily impaired.

Subordinated Debentures

On March 31, 2006, the Company participated in a private placement of $20.0 million of fixed/floating rate capital securities (the “Trust Preferred Securities”) issued by Tower Group Statutory Trust V (the “Trust”), an affiliated Delaware trust formed on March 29, 2006. The Trust Preferred Securities mature in April 2036, are redeemable at the Company’s option at par beginning April 7, 2011, and require quarterly distributions of interest by the Trust to the holder of the Trust Preferred Securities. Interest distributions are initially at a fixed rate of 8.5625% for the first five years and will then reset quarterly for changes in the three-month London Interbank Offered Rate (“LIBOR”) plus 330 basis points. The Trust simultaneously issued 619 of the Trust’s common securities to the Company for a purchase price of $0.6 million, which constitutes all of the issued and outstanding common securities of the Trust. The Trust used the proceeds from the sale of the Trust Preferred Securities and common securities to purchase for $20.6 million a Junior Subordinated Debt Security due 2036 issued by the Company. The Company does not consolidate interest in its statutory business trusts for which the Company holds 100% of the common trust securities because the Company is not the primary beneficiary of the trusts. The Company’s investment in common trust securities of the statutory business trust are reported in investments as equity securities. The

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

Company reports as a liability the outstanding subordinated debentures owed to the statutory business trusts. The net proceeds were used to pay the purchase price of TICA and for working capital purposes.

Fixed Assets

During the third quarter of 2006, the Company relocated its New York City Corporate Headquarters within the same building. The Company capitalized $14.2 million for the purchase of fixed assets that included $8.0 million for leasehold improvements, $3.9 million for furniture & equipment and $2.2 million for computer hardware and software. The landlord provided a $4.5 million build-out allowance which partially financed the $8.0 million of leasehold improvements. For the nine months of 2006, the Company capitalized $19.2 million for the purchase of fixed assets. This included $9.5 million for leasehold improvements, $5.1 million for furniture & equipment and $4.6 million for computer hardware and software. The Company will amortize the leasehold improvements over the remaining life of the lease which is approximately fifteen years.

Dividends Declared

Dividends declared by the Company on common stock for the three months ended September 30, 2006 were $495,000 or $0.025 per share and were $489,000 for the three months ended September 30, 2005 or $0.025 per share. For the nine months ended September 30, 2006 dividends declared on common stock by the Company were $1,481,000 or $0.075 per share and were $1,467,000 or $0.075 per share for the nine months ended September 30, 2005.

Accounting Pronouncements

In June 2006, FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” was issued. This guidance clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Additionally, it applies to the recognition and measurement of income tax uncertainties resulting from a purchase business combination. This guidance is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact FIN 48 will have on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This new standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data such as the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued beginning November 15, 2007. The Company is currently reviewing this statement to determine what if any effect it may have on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans.” The Company has no defined benefit pension plan and therefore, SFAS 158 will have no effect on the Company’s results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108 that expresses the SEC staff’s view that it is improper to allow immaterial, incorrect assets or liabilities from prior years’ errors to

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

remain unadjusted on the balance sheet as these balance sheet corrections could result in material charges to the current year income statement. The Company has determined that there is no effect on its results of operations or financial position for this SAB.

Earnings Per Share

The following table shows the computation of the Company’s earnings per share:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	($ in thousands, except shares and per share amounts)
Three Months Ended September 30, 2006
Net income	$8,456
Basic earnings per share	8,456	19,776,188	$0.43
Effect of dilutive securities:
Stock options	—	195,798
Unvested restricted stock	—	69,286
Warrants	—	32,786
Diluted earnings per share	$8,456	20,074,058	$0.42
Three Months Ended September 30, 2005
Net income	$5,708
Basic earnings per share	5,708	19,575,728	$0.29
Effect of dilutive securities:
Stock options	—	317,178
Unvested restricted stock	—	184,353
Warrants	—	84,614
Diluted earnings per share	$5,708	20,161,873	$0.28
Nine Months Ended September 30, 2006
Net income	$27,251
Basic earnings per share	27,251	19,734,365	$1.38
Effect of dilutive securities
Stock options	—	204,087
Unvested restricted stock	—	62,799
Warrants	—	31,005
Diluted earnings per share	$27,251	20,032,256	$1.36
Nine Months Ended September 30, 2005
Net income	$14,190
Basic earnings per share	14,190	19,550,722	$0.73
Effect of dilutive securities:
Stock options	—	300,225
Unvested restricted stock	—	199,760
Warrants	—	68,573
Diluted earnings per share	$14,190	20,119,280	$0.71

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

As of September 30, 2006 the Company adjusted the calculation of weighted average diluted shares relating to stock options and unvested shares that increased the assumed proceeds used in applying the treasury stock method as a result of adopting FASB 123R “Share Based Payment”. This adjustment resulted in an immaterial reduction in the effect of dilutive securities and an immaterial increase in the diluted earnings per share for the first two quarters of 2006. The effect of the adjustment is $0.01 and has been reflected in diluted earnings per share for the nine months ended September 30, 2006.

Equity Compensation Plans

The Company adopted the provision of SFAS 123-R effective January 1, 2006 and has elected the modified prospective application method and is expensing all unvested stock options outstanding as of January 1, 2006. The compensation expense is recognized over the requisite service period that has not been rendered and is based upon the original grant date fair value of the award as calculated for recognition of the pro forma disclosure under SFAS 123 R. Compensation expense net of tax recorded related to stock options was $14,000 for the three months ended September 30, 2006 and $48,718 for the nine months ended September 30, 2006. These amounts have been included in reported net income for the third quarter and nine months ended September 30, 2006.

The remaining total compensation cost related to non vested stock option and restricted stock awards not yet recognized in the income statement was $3,113,000 of which $260,000 was for stock options and $2,853,000 was for restricted stock as of September 30, 2006. The weighted average period over which this compensation cost is expected to be recognized is 3.6 years.

Per the requirements of SFAS 123-R, the balance of unearned compensation - restricted stock in stockholders’ equity has been reclassified to paid-in-capital as of December 31, 2005.

During the third quarter of 2006, the Company issued 10,599 new common shares as the result of employee stock option exercises and issued 38,553 new common shares as the result of restricted stock grants. During the third quarter of 2005, the Company issued 19,250 new common shares as the result of employee stock option exercises and issued no new common shares as the result of restricted stock grants.

For the nine months ended September 30, 2006, the Company issued 58,067 new common shares as the result of employee stock option exercises and issued 75,019 new common shares as the result of restricted stock grants. During the nine months ended September 30, 2005, the Company issued 29,170 new common shares as the result of employee stock option exercises and issued 11,248 new common shares as the result of restricted stock grants.

The Company incurred restricted stock expense of $170,000 net of tax for the three months ended September 30, 2006 which has been included in reported net income for the third quarter of 2006. For the three months ended September 30, 2005, the Company incurred restricted stock expense of $95,000 net of tax that was included in reported net income for the third quarter of 2005. For the nine months ended September 30, 2006 and 2005, the Company incurred restricted stock expense of $393,000 and $305,000, respectively, net of tax that was included in reported net income.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

Prior to the adoption of SFAS 123-R, the Company followed the intrinsic value method in accordance with APB 25 to account for employee stock options and accordingly recognized no compensation expense for the stock option grants. In accordance with SFAS 123-R, the Company adopted the provisions of the statement on January 1, 2006 using the modified prospective application method. Under this method, prior periods are not restated. Had compensation cost for share-based plans been determined consistent with SFAS 123-R, the Company’s net earnings and earnings per share for the three months and nine months ended September 30, 2005 would have been the following pro-forma amounts:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2005	2005
	($ in thousands, except shares and per share amounts)
Net income	$5,708	$14,190
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15)	(46)
Net income, pro-forma	$5,693	$14,144
Earnings Per Share
Basic—as reported	$0.29	$0.73
Basic—pro-forma	$0.29	$0.72
Diluted—as reported	$0.28	$0.71
Diluted—pro-forma	$0.28	$0.70
Weighted-Average Common Shares Outstanding
Basic	19,575,728	19,550,722
Diluted	20,161,873	20,119,280

Changes in Estimates

TICNY and TNIC recorded favorable development in net losses from prior accident years of $616,000 and $1,298,000 in the third quarter of 2006 and in the nine months ended September 30, 2006, respectively, compared to favorable development in the third quarter of 2005 and nine months ended September 30, 2005 of $222,000 and $315,000, respectively. TICNY’s changes in estimated sliding scale commission resulted in an increase in ceding commission revenue of $245,000 and $1,046,000 in the third quarter of 2006 and for the nine months ended September 30, 2006, respectively as compared to an increase in commission revenue of $7,000 in the third quarter of 2005 and a reduction in ceding commission revenue for prior years of $712,000 for the nine months ended September 30, 2005. TRM’s changes in estimated sliding scale commission was an increase in direct commission revenue of $393,000 and $180,000 in the third quarter of 2006 and in the nine months ended September 30, 2006, respectively, compared to an increase in direct commission revenue of $110,000 and $487,000 in the third quarter of 2005 and in the nine months ended September 30, 2005, respectively.

Segment Information

The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance and insurance services (managing general agency, claims administration and reinsurance intermediary operations).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in the Company’s most recently filed Form 10-K. The Company evaluates

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expense, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments, are considered in total by management for decision-making purposes.

Business Segment results are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	($ in thousands)
Insurance Segment Information
Revenues
Net premiums earned	$49,796	$44,940	$152,356	$111,767
Ceding commission revenue	13,171	6,845	30,550	18,021
Policy billing fees	286	227	825	653
Total revenues	63,253	52,012	183,731	130,441
Expenses
Net loss and loss adjustment expenses	28,853	26,293	89,895	65,870
Underwriting expenses	25,688	20,309	73,263	51,671
Total expenses	54,541	46,602	163,158	117,541
Underwriting profit	$8,712	$5,410	$20,573	$12,900
Reinsurance Segment
Revenues
Net premiums earned	$2,569	$384	$16,552	$1,166
Total revenues	2,569	384	16,552	1,166
Expenses
Net loss and loss adjustment expenses	1,538	219	15,131	717
Underwriting expenses	1,235	52	2,354	136
Total expenses	2,773	271	17,485	853
Underwriting (loss) profit	$(204)	$113	$(933)	$313
Insurance Services Segment
Revenues
Direct commission revenue from managing general agency	$380	$2,022	$2,291	$6,713
Claims administration revenue	688	1,137	2,572	3,287
Reinsurance intermediary fees	176	259	411	541
Policy billing fees	—	7	5	18
Total revenues	1,244	3,425	5,279	10,559
Expenses
Direct commissions expense paid to producers	211	1,143	1,545	3,528
Other insurance services expenses	193	472	735	1,412
Claims expense reimbursement to TICNY	687	1,135	2,556	3,276
Total expenses	1,091	2,750	4,836	8,216
Insurance services pre-tax income	$153	$675	$443	$2,343

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

Underwriting expenses in the insurance segment are net of expense reimbursements by the insurance services segment pursuant to an expense sharing agreement between TRM and TICNY. In accordance with the terms of this agreement, TRM reimburses TICNY for a portion of TICNY’s underwriting and other expenses resulting from TRM’s use of TICNY’s personnel, facilities and equipment in underwriting insurance on behalf of TRM’s issuing companies. The reimbursement for underwriting and other expenses is calculated as a minimum reimbursement of 5% of the premiums produced by TRM and is adjustable according to the terms of the agreement based on the number of policies in force and additional expenses that may be incurred by TRM. The amount of this reimbursement was $0.2 million and $0.5 million for the three months ended September 30, 2006 and September 30, 2005, respectively, and $0.7 million and $1.4 million for the nine months ended September 30, 2006 and September 30, 2005, respectively. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed by TRM were $0.7 million and $1.1 million for the three months ended September 30, 2006 and September 30, 2005, respectively, and $2.6 million and $3.3 million for the nine months ended September 30, 2006 and September 30, 2005, respectively.

In addition, underwriting expenses in the insurance segment are net of expense reimbursements by CastlePoint pursuant to a service and expense sharing agreement entered into in April 2006 between CastlePoint, the Company and its subsidiaries. In accordance with the terms of this agreement, CastlePoint reimburses the Company for services rendered on a cost basis. During the three months and nine months ended September 30, 2006, the amount of CastlePoint’s reimbursement was $0.3 million and $0.6 million, respectively and have been reflected as reductions to the Company’s operating expenses.

The following table reconciles revenue by segment to consolidated revenue:

	Three Months Ended September 30,		Nine Months Ended, September 30,
	2006	2005	2006	2005
	($ in thousands)
Insurance segment	$63,253	$52,012	$183,731	$130,441
Reinsurance segment	2,569	384	16,552	1,166
Insurance services segment	1,244	3,425	5,279	10,559
Total segment revenue	67,066	55,821	205,562	142,166
Investment income	5,923	4,131	15,875	10,479
Realized capital gains/(losses)	32	(15)	(84)	214
Consolidated revenues	$73,021	$59,937	$221,353	$152,859

Tower Group, Inc.
Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table reconciles the results of the Company’s individual segments to consolidated income before taxes:

	Three Months Ended September 30,		Nine Months Ended, September 30,
	2006	2005	2006	2005
	($ in thousands)
Insurance segment underwriting profit	$8,712	$5,410	$20,573	$12,900
Reinsurance segment underwriting (loss) profit	(204)	113	(933)	313
Total underwriting profit	8,508	5,523	19,640	13,213
Insurance services segment pre-tax income	153	675	443	2,343
Net investment income	5,923	4,131	15,875	10,479
Net realized investment gains/(losses)	32	(15)	(84)	214
Corporate expenses	(423)	(234)	(1,919)	(980)
Other income	418	—	12,852	—
Interest expense	(1,863)	(1,296)	(5,066)	(3,567)
Income before taxes	$12,748	$8,784	$41,741	$21,702

Subsequent Events

On October 26, 2006 the Company’s Board of Directors approved a quarterly dividend of $0.025 per share payable December 27, 2006 to stockholders of record as of December 15, 2006.

On October 30, 2006 the Company executed an agreement to sell all of the issued and outstanding common shares of Tower Indemnity Company of America (“TICA”), a New York property and casualty insurance company, to CastlePoint Management Corp., a subsidiary of CastlePoint Holdings, Ltd. The purchase price is an amount equal to TICA’s aggregate statutory surplus as of the closing date plus $350,000 for additional legal and other costs. As of September 30, 2006 TICA’s statutory surplus was $8.4 million. The Company entered into this sale to facilitate its pooling arrangement with CastlePoint. The Company does not expect to recognize any gain or loss on this sale. TICA is a shell insurance company and has no net liabilities for insurance losses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tower Group, Inc.

We have audited the accompanying consolidated balance sheets of Tower Group, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and comprehensive net income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 17, 2006 expressed an unqualified opinion thereon.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
February 17, 2006

TOWER GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	($ in thousands except par value and share amounts)
Assets
Fixed-maturity securities, available-for-sale, at fair value (amortized cost $331,123 in 2005 and $223,562 in 2004)	$326,681	$224,523
Equity securities, available-for-sale, at fair value (cost $6,681 in 2005 and $1,827 in 2004)	5,934	2,485
Equity securities, at cost	24,558	—
Common trust securities—statutory business trusts, equity method	1,426	1,426
Total investments	358,599	228,434
Cash and cash equivalents	38,760	55,201
Investment income receivable	3,337	1,975
Agents’ balances receivable	46,004	33,473
Assumed premiums receivable	1,076	1,197
Ceding commission receivable	8,727	8,329
Reinsurance recoverable	104,811	101,173
Receivable—claims paid by agency	2,309	1,622
Prepaid reinsurance premiums	43,319	28,391
Deferred acquisition costs net of deferred ceding commission revenue	29,192	18,740
Federal income taxes and state taxes recoverable	365	1,975
Deferred income taxes	3,204	—
Intangible assets	5,835	4,978
Fixed assets, net of accumulated depreciation	7,920	5,420
Other assets	3,999	3,239
Total Assets	$657,457	$494,147
Liabilities	$198,724	$128,722
Loss and loss adjustment expenses	157,779	95,505
Unearned premium	19,200	2,735
Reinsurance balances payable	5,252	18,652
Payable to issuing carriers	8,191	785
Funds held as agent	59,042	54,152
Funds held under reinsurance agreements	13,694	12,410
Accounts payable and accrued expenses	2,867	2,726
Other liabilities	460	—
Federal income taxes payable	—	1,587
Deferred income taxes	47,426	47,426
Subordinated debentures	512,635	364,700
Total Liabilities
Stockholders’ Equity
Common stock ($0.01 par value per share; 40,000,000 shares authorized, 19,872,672 and 19,826,135 shares issued in 2005 and 2004)	199	198
Paid-in-capital	112,531	112,375
Accumulated other comprehensive net income	(3,352)	1,052
Retained earnings	37,019	18,224
Unearned compensation—restricted stock	(1,465)	(1,908)
Treasury stock (17,881 shares in 2005 and 88,967 in 2004)	(110)	(494)
Total Stockholders’ Equity	144,822	129,447
Total Liabilities and Stockholders’ Equity	$657,457	$494,147

See accompanying notes to the consolidated financial statements.

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE NET INCOME

	Year Ended December 31,
	2005	2004	2003
	($ in thousands, except per share and share amounts)
Revenues
Net premiums earned	$164,436	$45,564	$22,941
Ceding commission revenue	25,218	39,983	35,605
Insurance services revenue	14,103	16,381	12,830
Net investment income	14,983	5,070	2,268
Net realized gains on investments	122	13	493
Policy billing fees	892	679	545
Total revenues	219,754	107,690	74,682
Expenses
Loss and loss adjustment expenses	96,614	27,060	15,071
Direct commission expense	43,839	32,825	26,158
Other operating expenses	42,632	29,954	22,337
Interest expense	4,853	3,128	1,462
Total expenses	187,938	92,967	65,028
Income before income taxes	31,816	14,723	9,654
Income tax expense	11,062	5,694	3,374
Net income	$20,754	$9,029	$6,280
Comprehensive Net Income
Net income	$20,754	$9,029	$6,280
Other comprehensive income:
Gross unrealized investment holding (losses) gains arising during period	(6,664)	44	617
Less: reclassification adjustment for net realized gains included in net income	(122)	(13)	(493)
	(6,786)	31	124
Income tax benefit (expense) related to items of other comprehensive income	2,382	(27)	(42)
Total other comprehensive net (losses) income	(4,404)	4	82
Comprehensive Net Income	$16,350	$9,033	$6,362
Earnings Per Share
Basic earnings per common share	$1.06	$1.23	$1.37
Diluted earnings per common share	$1.03	$1.06	$1.09
Weighted Average Common Shares Outstanding:
Basic	19,571,081	7,335,286	4,453,717
Diluted	20,147,073	8,565,815	5,708,016

See accompanying notes to the consolidated financial statements.

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
($ in thousands)

	Common Stock	Class A Common Stock	Class B Common Stock	Paid-in Capital	Accumulated Other Comprehensive Net Income	Retained Earnings	Unearned Compensation— Restricted Stock	Treasury Stock	Total Stockholders’ Equity
Balance at December 31, 2002	$45	$—	$—	$2,285	$966	$5,771	$—	$—	$9,067
Stock repurchase	—	—	—	—	—	—	—	(514)	(514)
Capital restructuring	(45)	21	24	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	(1,854)	—	—	(1,854)
Net income	—	—	—	—	—	6,280	—	—	6,280
Net unrealized appreciation on securities available for sale, net of income tax	—	—	—	—	82	—	—	—	82
Balance at December 31, 2003	—	21	24	2,285	1,048	10,197	—	(514)	13,061
Capital restructuring	45	(21)	(24)	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	(1,002)	—	—	(1,002)
IPO and private placement, net proceeds	141	—	—	107,704	—	—	—	—	107,845
Stock based compensation	3	—	—	2,395	—	—	(1,908)	20	510
Warrant exercise	9	—	—	(9)	—	—	—	—	—
Net income	—	—	—	—	—	9,029	—	—	9,029
Net unrealized appreciation on securities available for sale, net of income tax	—	—	—	—	4	—	—	—	4
Balance at December 31, 2004	198	—	—	112,375	1,052	18,224	(1,908)	(494)	129,447
Dividends declared	—	—	—	—	—	(1,959)	—	—	(1,959)
Stock based compensation	1	—	—	482	—	—	443	(32)	894
Warrant exercise	—	—	—	(326)	—	—	—	416	90
Net income	—	—	—	—	—	20,754	—	—	20,754
Net unrealized depreciation on securities available for sale, net of income tax	—	—	—	—	(4,404)	—	—	—	(4,404)
Balance at December 31, 2005	$199	$—	$—	$112,531	$(3,352)	$37,019	$(1,465)	$(110)	$144,822

See accompanying notes to the consolidated financial statements.

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)
Cash flows from operating activities:
Net income	$20,754	$9,029	$6,280
Adjustments to reconcile net income to net cash provided by (used in) operations:
Gain on sale of investments	(122)	(13)	(493)
Depreciation	2,870	1,984	1,142
Amortization of intangible assets	446	22	—
Amortization of bond premium or discount	948	365	24
Amortization of debt issuance costs	39	178	28
Amortization of restricted stock	618	310	—
Deferred income taxes	(2,409)	3,595	629
(Increase) decrease in assets:
Investment income receivable	(1,362)	(1,423)	(159)
Agents’ balances receivable	(12,531)	(11,521)	(2,002)
Assumed premiums receivable	121	(200)	56
Receivable for cancelled reinsurance	—	15,748	(15,748)
Ceding commissions receivable	(398)	(346)	1,321
Reinsurance recoverable	(4,325)	(16,223)	(29,944)
Prepaid reinsurance premiums	(14,928)	27,254	(7,226)
Deferred acquisition costs, net	(10,452)	(18,168)	(4,067)
Federal and state income taxes recoverable	2,070	(2,102)	—
Intangible assets	(1,302)	(5,000)	—
Other assets	(600)	(2,029)	(819)
Increase (decrease) in liabilities:
Loss and loss adjustment expenses	70,002	29,247	33,787
Unearned premium	62,274	25,257	13,235
Checks outstanding	141	(2,209)	1,316
Reinsurance balances payable	16,465	(18,053)	(349)
Payable to issuing carriers	(13,400)	5,926	4,369
Accounts payable and accrued expenses	1,284	7,475	(1,944)
Federal and state income taxes payable	—	(892)	(1,595)
Funds held under reinsurance agreements	12,296	29,198	24,818
Deferred compensation liability	—	(1,294)	85
Net cash flows provided by operations	128,499	76,115	22,744

TOWER GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2005	2004	2003
	($ in thousands)
Cash flows from investing activities:
Purchase of fixed assets	(5,370)	(3,364)	(2,502)
Purchases of investments:
Fixed-maturity securities	(147,149)	(197,129)	(25,560)
Equity securities—at fair value	(6,568)	—	—
Equity securities—at cost	(24,558)	—	—
Sale of investments:
Fixed-maturity securities	38,325	23,474	8,992
Equity securities	1,972	50	25
Net cash flows used in investing activities	(143,348)	(176,969)	(19,045)
Cash flows from financing activities:
Repayment of redeemable preferred stock	$—	$(3,000)	$—
Proceeds from repurchase obligation	—	—	29,650
Repayment of repurchase obligation	—	—	(32,650)
Proceeds from issuance of subordinated debentures	—	26,806	20,620
Purchase of common trust securities—statutory business trusts	—	(806)	(620)
Proceeds from long-term debt—CIT	—	—	6,000
Repayment of long-term debt—CIT	—	(5,588)	(413)
Proceeds from surplus notes	—	—	10,000
Repayment of surplus notes	—	—	(10,000)
Decrease (increase) in notes receivable from related parties	—	1,421	(50)
Stock repurchase	—	—	(514)
Exercise of stock options	277	200	—
Exercise of warrants	90	—	—
IPO and private placement, net proceeds	—	107,845	—
Dividends paid	(1,959)	(1,162)	(1,811)
Net cash flows (used in)/provided by financing activities	(1,592)	125,716	20,212
(Decrease) Increase in cash and cash equivalents	(16,441)	24,862	23,911
Cash and cash equivalents, beginning of year	55,201	30,339	6,428
Cash and cash equivalents, end of year	$38,760	$55,201	$30,339
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$11,479	$5,114	$2,263
Cash paid for interest	$3,445	$2,261	$1,286

See accompanying notes to the consolidated financial statements.

Tower Group, Inc.
Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Background

The consolidated financial statements include the accounts of Tower Group, Inc. (“Tower”) and its wholly-owned subsidiaries, Tower Insurance Company of New York (“TICNY”), Tower National Insurance Company (“TNIC”) and Tower Risk Management Corporation (“TRM”) (collectively “the Company”). The Company’s stock is traded on the NASDAQ National Market under the symbol “TWGP”.

Initial Public Offering (“IPO”)

On June 22, 2004 the Company’s Board of Directors approved a 1.8:1 stock split, the maintaining of a par value of $0.01 after the split and the amendment and restatement of the Company’s Certificate of Incorporation which among other things, combined the Class A and Class B common stock into one class of common stock and increased the authorized common stock to 40,000,000 shares. These actions became effective on October 20, 2004, which is the effective date of the Company’s IPO. All consolidated financial statements and per share amounts have been retroactively adjusted for the above stock split and maintaining the par value at $0.01 per share.

On October 20, 2004, the Securities and Exchange Commission declared Tower Group, Inc.’s registration statement effective. The Company’s IPO was for 13,000,000 shares and was priced at $8.50 per share. Also on October 20, 2004 Tower Group, Inc. offered a concurrent private placement of 500,000 shares of its common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc. the lead underwriter for the Company’s IPO, at the price of $8.50 per share. On November 10, 2004 the underwriters exercised their 30-day over-allotment option. Pursuant to this exercise, the underwriters purchased 629,007 additional shares of common stock from the Company and 1,320,993 shares of common stock from the selling stockholders at the IPO price of $8.50 per share, less the underwriting discount. The Company did not receive any proceeds from the sale of common stock by any selling stockholder. The Company received net cash proceeds of $107,845,000 from the offering and concurrent private placement after the underwriting discounts, commissions and offering expenses. The total costs of the IPO and private placement were $12,252,000 of which $8,407,000 was for the underwriters discount, and $3,845,000 was for all other costs. Costs of the IPO have been reflected as a reduction in Paid-in-Capital.

On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of a shell insurance Company, North American Lumber Insurance Company (“NALIC”), that was renamed Tower National Insurance Company. As of December 31, 2005, Tower National Insurance Company was authorized to write business in sixteen states and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus, in Massachusetts, its state of domicile. As of December 31, 2005 TNIC has not written or assumed any premiums.

Registration of Concurrent Private Placement 500,000 Shares

On November 8, 2005, the Securities and Exchange Commission declared Tower Group, Inc.’s Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Registration Statement effective. This registration covers the resale of up to 500,000 shares of Tower Group, Inc.’s common stock from time to time by an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for the Company’s IPO. The Company will not receive any of the proceeds from the sale of these shares.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Description of Business

TICNY is a property-casualty insurance company incorporated in the State of New York in June 1989. TICNY obtained its license to operate in the State of New York in December 1990, at which time it commenced underwriting operations. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the relatively small amount of premium per policy. TICNY offers commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers’ compensation and commercial automobile policies as well as personal lines products such as homeowners, dwelling and other liability policies. Generally, TICNY targets customers that have a reduced potential for loss severity and are not normally exposed to long-tailed, complex or contingent risks, such as products liability, asbestos or environmental claims. TICNY’s commercial lines products provide insurance coverages to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. Personal lines products focus on modestly valued homes and dwellings. TICNY’s products are marketed through independent agents. All direct premiums are written in the State of New York. As of December 31, 2005, TICNY was authorized to write business in fourteen states.

TNIC is a property and casualty insurance company that did not write or assume any premiums in 2005.

TRM is a non-risk-bearing insurance services company that produces, through its managing general agency, business on behalf of other insurance companies (which are referred to as TRM’s issuing companies) and primarily focuses on commercial risks with higher per policy premium, including risks that TICNY historically had not been able to target due to surplus, rating and geographical license constraints. However, since Tower’s IPO and private placement in 2004, TICNY has increased its surplus and its A.M. Best rating was upgraded to A- from B++. These changes resulted in TICNY writing more of the risks previously placed by TRM.TICNY also reinsures a portion of the premiums written by TRM’s issuing companies. The Company uses these non-risk-bearing insurance services operations to generate commission income on premiums produced for other insurance companies. In addition, the insurance services operation earns fee revenues by providing claims administration and reinsurance intermediary services to TRM’s issuing companies and to other insurance companies. In 2005 and 2004, two companies accounted for 100% of the managing general agency commissions of TRM. See “Note 5. Reinsurance” for further description.

Certain activities of the Company are provided by TICNY, DBA the Law Office of Steven Fauth. These activities primarily consist of claims management activities of TICNY and claims management services provided by TRM to other issuing carriers. Mr. Fauth is an officer and director of the Company.

During 2003, the Company engaged in significant transactions with PXRE Reinsurance Company (“PXRE”), which had a significant impact on the operations and financial statements of the Company. Transactions between PXRE and the Company include reinsurance arrangements, debt financing and equity transactions. To reduce the credit risk associated with having a significant amount of reinsurance recoverable from PXRE the Company cancelled PXRE’s participation in the 2003 quota share agreement as of September 30, 2003. See “Note 5. Reinsurance”.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Additionally, during 2003 the Company engaged in significant reinsurance arrangements with American Re-Insurance Company (“Am Re”), which owned all of the Company’s outstanding shares of Series A Cumulative Redeemable Preferred Stock as of December 31, 2004. The Series A Cumulative Redeemable Preferred Stock was redeemed during 2004. Am Re also held warrants for the purchase of common stock that were exercised during 2004. See “Note 5. Reinsurance”, “Note 8. Debt”, and “Note 9. Capital Stock”.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premiums Earned

Insurance policies issued or reinsured by the Company are short-duration contracts. Accordingly, premium revenue, including direct writings and reinsurance assumed, net of premiums ceded to reinsurers, is recognized as earned in proportion to the amount of insurance protection provided, on a pro-rata basis over the terms of the underlying policies. Unearned premiums represent premium applicable to the unexpired portions of in-force insurance contracts at the end of each year. Prepaid reinsurance premiums represent the unexpired portion of reinsurance premiums ceded.

Liability for Loss and Loss Adjustment Expense

The liability for loss and loss adjustment expenses represents management’s best estimate of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet date. The liability for loss and loss adjustment expenses is estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial procedures. The projection of future claim payment and reporting is based on an analysis of the Company’s historical experience, supplemented by analyses of industry loss data. Management believes that the reserves for loss and loss adjustment expenses are adequate to cover the ultimate cost of losses and claims to date; however, because of the uncertainty from various sources, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Because of the nature of the business historically written, the Company’s management believes that the Company has limited exposure to environmental claim liabilities.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Reinsurance

The Company accounts for reinsurance in accordance with Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”). Management believes the Company’s reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113. Management has evaluated its reinsurance arrangements and determined that insurance risk is transferred to the reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

Reinsurance recoverable represents management’s best estimate of paid and unpaid loss and loss adjustment expenses recoverable from reinsurers. Ceded losses recoverable are estimated using techniques and assumptions consistent with those used in estimating the liability for loss and loss adjustment expenses. Management believes that reinsurance recoverables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for loss and loss adjustment expenses are determined, the estimated ultimate amount recoverable from the reinsurer will also change. Accordingly, the ultimate recoverable could be significantly in excess of or less than the amount indicated in the consolidated financial statements. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Loss and loss adjustment expenses incurred as presented in the consolidated statement of income and comprehensive net income are net of reinsurance recoveries.

In preparing financial statements, management estimates the amounts receivable from reinsurers to be uncollectible based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. The Company recorded no allowance for uncollectible reinsurance at December 31, 2005 and 2004 and did not expense any uncollectible reinsurance during 2005, 2004 and 2003. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a detrimental impact on the consolidated financial statements and TICNY’s ability to meet its regulatory capital and surplus requirements.

Ceding Commission Revenue

Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the costs of the reinsurance, generally on a pro-rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements. The Company records ceding commission revenue based on its current estimate of subject losses. The Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined. Ceding commissions receivable of $8,727,000 and $8,329,000 as of December 31, 2005 and 2004, respectively represent ceding commissions receivable from PXRE which are not due until final settlement of losses subject to the contracts or commutation of the agreements.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Insurance Services Revenue

Direct commission revenue from the Company’s managing general underwriting services, which is the largest component of insurance services revenue, is generally recognized and earned as insurance policies are placed with TRM’s issuing companies. Fees from reinsurance intermediary services are earned when TICNY or TRM’s issuing companies cede premiums to reinsurers. Claims administration fees are earned as services are performed. See “Note 17. Segment Information” for a further description of the components of insurance services revenue.

Cash and Cash Equivalents

Cash and cash equivalents are presented at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. For the purpose of presentation in the Company’s statements of cash flows, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation secures accounts up to $100,000 at these institutions. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), which requires that fixed-maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company’s intention for those securities. In accordance with SFAS 115, the Company has classified its fixed-maturity and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

Fixed-maturity securities and equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders’ equity. Realized gains and losses are determined on the specific identification method.

Included in equity securities at cost as of December 31, 2005 are common shares of a closed-end management investment company investing predominately in asset-backed securities and mortgage-backed securities with a cost of $19,558,000. This investment is carried at cost on the balance sheet because there is no publicly traded price quote available. However, management estimated the fair value for this fund by taking the market prices for all the securities in the fund provided by an outside third party pricing service and then dividing by the number of shares outstanding to determine its price per share. Also included in equity securities at cost is an investment in a Real Estate Investment Trust (“REIT”) with a cost of $5,000,000 and an estimated fair value of $5,000,000. The estimated fair value for this security is determined based on recent trades and an expected early 2006 IPO price for this security. This single

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

REIT investment has not been registered under the Securities Act of 1933 and no active market exists for this investment.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company regularly reviews its fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In general, attention is focused on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, management considers, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security’s fair value has been below amortized cost or cost; management’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. During 2005, 2004 and 2003, the Company did not record any other-than-temporary impairments.

At December 31, 2005 and 2004, U.S. Treasury Notes with fair values of approximately $6,597,000 and $651,000, respectively, were on deposit with various states to comply with the insurance laws of the states in which the Company is licensed.

Agents’ Balances

Agents’ balances receivable are presented net of an allowance for doubtful accounts of $170,000 at December 31, 2005 and $123,000 at December 31, 2004 and 2003, respectively. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in management’s judgment, is adequate. Uncollectible agent’s balances of $26,000, $27,000 and $0 were written off in 2005, 2004 and 2003, respectively. One agent accounted for approximately 10%,12% and 16%, respectively, of TICNY’s and TRM’s agents’ balances at December 31, 2005, 2004 and 2003 and 11%, 14%and 17% of TICNY’s direct premiums written and TRM’s premiums produced in 2005, 2004 and 2003, respectively.

Receivable—Claims Paid by Agency

Receivable—claims paid by agency represent claim payments due from issuing carriers to reimburse claims paid by TRM on their behalf in conjunction with claims administration services. The receivables are partially secured by funds held totaling $8,191,000 and $785,000 as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, no reserve for uncollectible recoverables was recorded. During 2005, 2004 and 2003, no amounts relating to these receivables were written-off.

With respect to the business produced by TRM for other issuing carriers, agents collect premiums from the policyholders and forward them to TRM. In certain jurisdictions, when the insured pays premium for these policies to agents for payment to TRM, the premium might be considered to have been paid and the insured will no longer be liable to TRM for those amounts, whether or not TRM has actually received the premiums from the agent. Consequently, TRM assumes a degree of credit risk associated with agents and brokers. The Company recorded no losses in 2005, 2004 and 2003 for this activity.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Deferred Acquisition Costs and Deferred Ceding Commission Revenue

Acquisition costs represent the costs of writing business that vary with, and are primarily related to, the production of insurance business. Policy acquisition costs are deferred and recognized as expense as related premiums are earned. Deferred acquisition costs presented in the balance sheet are net of deferred ceding commission revenue. The Company considers anticipated investment income in determining the recoverability of these costs and believes they are fully recoverable.

Intangible Assets

The Company has recorded, as an asset, acquired identifiable intangible assets with finite useful lives. In accounting for such assets, the Company follows “Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

The cost of a group of assets acquired in a transaction is allocated to the individual assets including identifiable intangible assets based on their relative fair values. Identifiable intangible assets with a finite useful life are amortized over the period that the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Identifiable intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. Identifiable intangible assets with indefinite useful lives, such as those related to state insurance licenses acquired through a shell purchase, are subject to annual impairment testing as well. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2005, 2004 and 2003.

Fixed Assets

Furniture, computer equipment, leasehold improvements and software are reported at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets. The Company estimates the useful life for computer equipment and software is three years, furniture is seven years and leasehold improvements is the term of the lease.

Statutory Business Trusts

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), which establishes accounting guidance for consolidation of variable interest entities (“VIE”) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46(R), VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. As of December 31, 2004, the Company does not consolidate interest in its statutory business trusts for which the Company holds 100% of the common trust securities because Tower is not the primary beneficiary of the trusts. See “Note 8. Debt”. The Company’s investment in common trust securities of the statutory business trust are reported in investments at equity. The Company reports as a liability the outstanding subordinated debentures owed to the statutory business trusts.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

Income Taxes

Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, Tower, TICNY, TNIC and TRM compute and pay Federal income taxes on a consolidated basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Treasury Stock

The Company accounts for the treasury stock at the repurchase price as a reduction to stockholders’ equity as it does not intend to retire the treasury stock held at December 31, 2005.

Equity Compensation Plans

The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock-Based Compensation” (“APB 25”). Under APB 25, because the exercise price of the Company’s employee stock options is equal to the estimated market price of the underlying stock at the date of the grant, no compensation expense is recognized. The effect of applying Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”) requires pro-forma disclosure of EPS for the impact on the financial statements as if the stock options were expensed. See “Note 1. Summary of Significant Accounting Policies—Recent Accounting Developments”.

The Company accounts for restricted stock shares awarded at fair value at the date awarded as a charge to Unearned Compensation—Restricted Stock, included as a separate component of Stockholders’ Equity, and a credit to Common Stock and Paid-in-Capital. The fair value of the shares will amortize ratably over their one to five year vesting period as a charge to compensation expense and a reduction to Unearned Compensation—Restricted Stock in Stockholders’ Equity.

Segment Reporting

The Company manages its operations through three reportable segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). See “Note 17. Segment Information”.

Earnings Per Share

In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, the Company measures earnings per share at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the year excluding issued but unvested restricted stock shares. Diluted earnings per share is calculated by dividing income (loss) allocable to

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 1—Summary of Significant Accounting Policies (Continued)

common stockholders by the weighted average number of shares outstanding during the year, as adjusted for the potentially dilutive effects of stock options, warrants, unvested restricted stock and/or convertible preferred stock, unless common equivalent shares are antidilutive.

Recent Accounting Development

In December 2004, the Financial Accounting Standards Board (“The FASB”) issued the revised Statement of Financial Accounting Standards SFAS No. 123-R, an amendment to SFAS 123, which suspends APB 25 and requires that the cost of share-based payment transactions be recognized in the financial statements after the fiscal quarter beginning after June 15, 2005. The intended adoption by the Company of SFAS 123-R has been postponed to January 2006 per the Securities and Exchange Commission’s rule amendment promulgated April 14, 2005, that allows calendar year-end companies to elect to implement SFAS 123-R at the start of their next fiscal year beginning after June 15, 2005. The implementation of SFAS 123-R is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2005, The FASB issued statement SFAS No. 154, “Accounting Changes Error Correction,” that changes the requirements for the accounting and reporting of a change in accounting principle made in fiscal years beginning after December 15, 2005. This statement applies to all voluntary changes in accounting principle. The statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than reported in the income statement. Management does not expect the adoption of this new accounting pronouncement to have any impact on the Company’s financial statements.

In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which requires a lessee to start to record rental costs on a straight-line basis over the term of an operating lease starting on the date the lessee is given control of the leased asset (even during the leasehold improvement construction period). The Company has entered into an amended operating lease for the new space at its New York City Headquarters in September 2005. The Company will incur expenses under this amended lease beginning January 1, 2006.The implementation of FSP FAS13-1 is not expected to have a material effect on the Company’s financial position or results of operations.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “Other-Than-Temporary Impairment and Its Application to Certain Investments.” The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This guidance in the FSP is required to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005 the Company did not hold any investments that would have been considered other than temporarily impaired had the application of this accounting standard been required as of December 31, 2005.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 2—Investments

The amortized cost and fair value of investments in fixed-maturity securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005:
U.S. Government bonds	$39,161	$34	$(440)	$38,755
Municipal bonds	99,893	320	(885)	99,328
Corporate and other bonds	93,283	293	(1,900)	91,676
Mortgage-backed securities	98,786	273	(2,137)	96,922
Total	$331,123	$920	$(5,362)	$326,681
December 31, 2004:
U.S. Government bonds	$21,458	$80	$(117)	$21,421
Municipal bonds	76,647	597	(154)	77,090
Corporate and other bonds	61,341	810	(298)	61,853
Mortgage-backed securities	64,116	464	(421)	64,159
Total	$223,562	$1,951	$(990)	$224,523

A summary of the amortized cost and fair value of the Company’s investments in fixed-maturity securities at December 31, 2005 by contractual maturity is shown below (in 000’s):

	Amortized Cost	Fair Value
Years to Maturity:
One or less	$1,894	$1,892
After one through five	86,025	84,594
After five through ten	104,616	103,722
After ten	39,802	39,551
Mortgage-backed securities	98,786	96,922
Total	$331,123	$326,681

The actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without penalties.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 2—Investments (Continued)

The cost and estimated fair value of investments in equity securities are as follows (in 000’s):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005:
Preferred stocks	$113	$2	$—	$115
Common stocks—at cost(A)	24,558	—	(505)	24,053
Common stocks—at fair value	6,568	568	(1,317)	5,819
	$31,239	$570	$(1,822)	$29,987
December 31, 2004:
Preferred stocks	$113	$4	$—	$117
Common stocks—at fair value	1,714	654	—	2,368
Total	$1,827	$658	$—	$2,485

(A)       Included in common stocks at cost as of December 31, 2005 are common shares of a closed-end management investment company investing predominately in asset-backed securities and mortgage-backed securities with a cost of $19,558,000 and an estimated fair value of $19,053,000. Because this security in not publicly traded the investment is carried at cost on the balance sheet and the unrealized loss has not been recorded in comprehensive income. Also included in equity securities at cost is an investment in a Real Estate Investment Trust (“REIT”) with a cost of $5,000,000 and an estimated fair value of $5,000,000. The estimated fair value for this security is determined based on recent trades and expected early 2006 IPO price for this security. The single REIT investment has not been registered under the Securities Act of 1933 and no active market exists for this investment.

Major categories of the Company’s net investment income are summarized as follows (in 000’s):

	2005	2004	2003
Income:
Fixed-maturity securities	$12,406	$4,868	$2,190
Equity securities	2,290	48	39
Cash and cash equivalents	718	294	121
Interest on notes receivable from related parties	—	46	54
Dividends on common trust securities	104	52	—
Total	15,518	5,308	2,404
Expenses:
Investment expenses	535	238	136
Net investment income	$14,983	$5,070	$2,268

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 2—Investments (Continued)

Proceeds from the sale and maturity of fixed-maturity securities were $38,325,000, $23,474,000 and $8,992,000 in 2005, 2004 and 2003, respectively. Proceeds from the sale of equity securities were $1,972,000, $50,000 and $25,000 in 2005, 2004 and 2003, respectively. The Company’s gross realized gains and losses on investments are summarized as follows (in 000’s):

	2005	2004	2003
Fixed maturity securities:
Gross realized gains	$67	$137	$493
Gross realized losses	(203)	(124)	—
	(136)	13	493
Equity securities:
Gross realized gains	258	—	—
Gross realized losses	—	—	—
		—	—
Net realized gains	$122	$13	$493

The following table presents information regarding the Company’s invested assets that were in an unrealized loss position at December 31, 2005 by amount of time in a continuous unrealized loss position (in 000’s).

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	value	Loss	Value	Loss
U.S. Gov’t bonds	22,780	(202)	11,111	(238)	33,891	(440)
Municipal bonds	61,996	(756)	6,415	(129)	68,411	(885)
Corp. and other bonds	53,417	(1,188)	20,341	(712)	73,758	(1,900)
Mortgage-backed securities	45,483	(899)	34,080	(1,238)	79,563	(2,137)
Total fixed Maturities	183,676	(3,045)	71,947	(2,317)	255,623	(5,362)
Equities—at fair value	5,251	(1,317)	—	—	5,251	(1,317)
Equities—at cost	19,053	(505)	—	—	19,053	(505)
Total	$207,980	$(4,867)	$71,947	$(2,317)	$279,927	$(7,184)

As of December 31, 2005, 184 securities accounted for the gross unrealized losses, all of which are deemed to be temporary. Significant factors influencing management’s determination that unrealized losses were temporary included the mild severity of the unrealized losses in relation to each securities cost, the nature of the investments and management’s intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery in value.

Of the 184 securities that were in an unrealized loss position as of December 31, 2005, 6 were equity investments and the other 178 were fixed-maturity investments. For the equity investments 4 are publicly traded Real Estate Investment Trusts (“REIT’s”) which are made up of real estate related mortgage backed securities. These 4 equity investments make up 17% of the gross unrealized loss position for the Company as of December 31, 2005. These REIT’s were evaluated for impairment by the Company and deemed to be only temporarily impaired. Publicly traded mortgage REIT stock prices as a sector did not perform well in 2005. The dividends paid on these funds were reduced significantly, which caused their stock prices to decline. These dividend reductions resulted from the flattening of the yield curve that reduced the yield these funds earn from leveraging the portfolios. The stock prices of these mortgage REITs have declined to below their book values per share, after trading at premiums to book value several

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 2—Investments (Continued)

months before December 31, 2005. Since the decline in the market values is based on the decline in the dividend rates, which could increase again when the yield curve steepens, the Company deems this decline to be temporary in nature. Additionally, the underlying value of the securities held by the REITs have not declined in market value by nearly as much as the stock prices have declined and therefore, the liquidation value of the REITs is greater than the current market value of the stocks. The other 2 equity investments were a high dividend stock fund and an asset backed securities fund both of which had declined less than 3.1% of their book values as of December 31, 2005 and are deemed to be temporarily impaired.

The Company evaluated the 178 fixed maturity investments in an unrealized loss position as of December 31, 2005 for impairment and deemed them to be only temporarily impaired. The increase in the unrealized loss on the fixed maturity investments as of December 31, 2005 was attributable to the general rise in interest rates in 2005. The increased unrealized loss represents approximately 1.8% of the average market value of the fixed maturity portfolio during the year. Interest rates rose approximately 50 bps on average during the year (shorter maturities rose more than 50 bps and longer maturities rose less than 50 bps). Also, the portfolio duration averaged approximately 4 years during the year. Therefore, based on the interest rate increase and the portfolio duration, the expected impact on the unrealized loss would have been an increase of approximately 2.0% compared to the actual increase of only 1.8%, which is evidence that the increase in the unrealized loss is interest rate driven. Of the 178 fixed maturity investments in an unrealized position, 166 had fair values 5% or lower than their book values and the other 12 had fair values between 5.1% and 14% lower than their book value.

Note 3—Property—Casualty Insurance Activity

Premiums written, ceded and earned are as follows (in 000’s):

	Direct	Assumed	Ceded	Net
2005
Premiums written	$298,595	$1,512	$(88,325)	$211,782
Change in unearned premiums	(62,426)	152	14,928	(47,346)
Premiums earned	$236,169	$1,664	$(73,397)	$164,436
2004
Premiums written	$176,166	$1,600	$(79,691)	$98,075
Change in unearned premiums	(24,956)	(301)	(27,254)	(52,511)
Premiums earned	$151,210	$1,299	$(106,945)	$45,564
2003
Premiums written	$133,263	$1,219	$(105,532)	$28,950
Change in unearned premiums	(12,722)	263	6,450	(6,009)
Premiums earned	$120,541	$1,482	$(99,082)	$22,941

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 3—Property—Casualty Insurance Activity (Continued)

The components of the liability for loss and loss adjustment expenses and related reinsurance recoverables are as follows (in 000’s):

	Gross Liability	Reinsurance Recoverables
December 31, 2005:
Case-basis reserves	$100,190	$55,968
IBNR reserves	98,534	41,010
Recoverable on paid losses	—	7,833
Total	$198,724	$104,811
December 31, 2004:
Case-basis reserves	$76,793	$55,273
IBNR reserves	51,929	36,500
Recoverable on paid losses	—	9,400
Total	$128,722	$101,173

Activity in the liability for loss and loss adjustment expenses is summarized as follows (in 000’s):

	2005	2004	2003
Balance at January 1,	$128,722	$99,475	$65,688
Less reinsurance recoverables	(91,773)	(75,114)	(50,212)
	36,949	24,361	15,476
Incurred related to:
Current year	97,006	27,259	14,996
Prior years	(392)	(199)	75
Total incurred	96,614	27,060	15,071
Paid related to:
Current year	20,891	6,991	2,084
Prior years	10,926	7,481	4,102
Total paid	31,817	14,472	6,186
Net balance at December 31,	101,746	36,949	24,361
Add reinsurance recoverables	96,978	91,773	75,114
Balance at December 31,	$198,724	$128,722	$99,475

Incurred losses and loss adjustment expenses are net of reinsurance recoveries under reinsurance contracts of $ 38,584,000, $57,104,000, and $59,090,000 in 2005, 2004 and 2003, respectively.

Incurred loss and loss adjustment expenses attributable to insured events of prior years decreased by $392,000 and $199,000 in 2005 and 2004, respectively and increased by $75,000 in 2003. Prior year development is based upon numerous estimates by line of business and accident year. During calendar year 2005 commercial multi peril liability, workers’ compensation, and auto liability had favorable prior year development that was partially offset by unfavorable development in other lines. During 2004 the reinsurance operations had favorable prior year development that offset any unfavorable development in the insurance operations. No additional premiums or return premiums have been accrued as a result of these prior year effects. The Company’s management continually monitors claims activity to assess the appropriateness of carried case and IBNR reserves, giving consideration to Company and industry trends. See “Note 1—Summary of Significant Accounting Policies, Liability for Loss and Loss Adjustment Expense”.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 4—Deferred Acquisition Costs and Deferred Ceding Commission Revenue

Acquisition costs incurred and policy-related ceding commission revenue are deferred and amortized to income on property and casualty business as follows (in 000’s):

	2005	2004	2003
Net deferred acquisition costs (ceding commission revenue), January 1,	$18,740	$573	$(3,494)
Costs incurred and deferred during years:
Commissions and brokerage	49,458	29,732	22,218
Other underwriting and acquisition costs	36,978	24,482	17,779
Ceding commission revenue	(30,337)	(10,379)	(35,415)
Net acquisition costs (ceding commission revenue) deferred during year	56,099	43,835	4,582
Amortization	(45,647)	(25,668)	(515)
Net deferred acquisition costs (ceding commission revenue), December 31,	$29,192	$18,740	$573

Note 5—Reinsurance

The Company offers insurance coverage for limits up to $10,000,000 for property risks, $1,000,000/$2,000,000 for liability coverages and $10,000,000 for workers’ compensation. Through various quota share, excess of loss and catastrophe reinsurance agreements, as described further below, the Company limits its exposure to a maximum loss on any one risk of $750,000 during the period January 1, through December 31, 2005, $400,000 during the period January 1 through September 30, 2004, $750,000 during the period October 1, through December 31, 2004, $450,000 during the period January 1, through September 30, 2003 (after commutation—see discussion below) and $312,500 during the period October 1 through December 31, 2003.

In an effort to manage the cost of quota share reinsurance in the time of rising cost and limited availability, the Company implemented provisions for loss ratio caps to its quota share reinsurance agreements. These provisions have been structured to provide the reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer, and thereby to reduce the cost of reinsurance. Loss ratio caps cut off the reinsurers’ liability for losses above a specified loss ratio. The loss ratio caps in the 2005, 2004 and 2003 quota share agreements were 95.0%, 95.0% and 92.0%, respectively.

The Company is in discussions with a Bermuda reinsurance company in formation to enter into a multi-year quota share reinsurance agreement for 2006. Until this agreement is in place the Company is retaining all of the risk for 2006 that would have been ceded to quota share reinsurers. In 2005, the Company ceded 25% of its net premiums written to reinsurers in accordance with its quota share treaty. The Company’s 2005 Property Catastrophe Program warrants that a minimum 25% quota share cession be in place for the program. If a loss to the Property Catastrophe Program occurs after January 1, 2006 but before the inception of the proposed multi-year quota share agreement the Company would be required to retain 25% of the loss as if a 25% quota share cession was in place.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 5—Reinsurance (Continued)

The structure of the Company’s reinsurance program enables the Company to reflect significant reductions in premiums written and earned and also provides income as a result of ceding commissions earned pursuant to reinsurance contracts. This structure has enabled the Company to significantly grow its premium volume while maintaining regulatory capital and other financial ratios generally within expected ranges used for regulatory oversight purposes. The Company’s participation in reinsurance arrangements does not relieve the Company from its obligations to policyholders.

Approximate reinsurance recoverables by reinsurer are as follows (in 000’s):

	Unpaid Losses	Paid Losses	Total
December 31, 2005:
PXRE Reinsurance Company	$22,379	$2,383	$24,762
American Re-Insurance Company	15,900	2,084	17,984
Tokio Millennium Re Ltd.	35,091	2,014	37,105
Hannover Reinsurance (Ireland) Ltd.	14,838	1,010	15,848
E+S Reinsurance (Ireland) Ltd.	3,709	252	3,961
Hannover Rueckversicherung AG	1,573	—	1,573
Platinum Underwriters Reinsurance Company.	2,357	—	2,357
Others	1,131	90	1,221
Total	$96,978	$7,833	$104,811
December 31, 2004:
PXRE Reinsurance Company	$33,852	$3,804	$37,656
American Re-Insurance Company	13,298	1,175	14,473
Tokio Millennium Re Ltd.	31,278	3,317	34,595
Hannover Reinsurance (Ireland) Ltd.	7,750	850	8,600
E+S Reinsurance (Ireland) Ltd.	1,937	212	2,149
SCOR Reinsurance Company	1,323	9	1,332
Others	2,335	33	2,368
Total	$91,773	$9,400	$101,173

The Company recorded prepaid reinsurance premiums as follows (in 000’s):

	December 31,
	2005	2004
American Re-Insurance Company	$1,252	$1,376
Tokio Millennium Re Ltd.	18,934	13,093
Hannover Reinsurance (Ireland Ltd.)	15,147	10,474
E+S Reinsurance (Ireland) Ltd.	3,787	2,619
Hannover Rueckversicherung AG	1,551	—
Platinum Underwriters Reinsurance Company	1,645	—
Others	1,003	829
Total	$43,319	$28,391

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 5—Reinsurance (Continued)

The following collateral is available to the Company for amounts recoverable from reinsurers (in 000’s) as of December 31, 2005 and 2004:

	Regulation 114 Trust	Letters of Credit	Funds Held	Total
December 31, 2005
Tokio Millennium Re Ltd.	$10,868	$—	$36,384	$47,252
Hannover Reinsurance (Ireland) Ltd.	—	7,430	18,126	25,556
E+S Reinsurance (Ireland) Ltd.	—	1,857	4,532	6,389
Others	—	574	—	574
Total	$10,868	$9,861	$59,042	$79,771
December 31, 2004
Tokio Millennium Re Ltd.	$19,345	$—	$38,296	$57,641
Hannover Reinsurance (Ireland) Ltd.	—	5,355	12,685	18,040
E+S Reinsurance (Ireland) Ltd.	—	1,338	3,171	4,509
Others	—	796	—	796
Total	$19,345	$7,489	$54,152	$80,986

To reduce TICNY’s credit exposure to reinsurance, quota share reinsurance agreements effective October 1, 2003, January 1, 2004 and January 1, 2005 were placed on a “funds withheld” basis. Under these agreements TICNY places the collected ceded premiums written, net of commissions and the reinsurers margin, in segregated trusts for the benefit of TICNY and the reinsurers. TICNY may withdraw funds for loss and loss adjustment expense payments and commission adjustments. Segregated assets in trust accounts amounted to $60,047,000 and $53,888,000 at December 31, 2005 and 2004 and are included in invested assets. The Company is obliged under the reinsurance agreements to credit reinsurers with an annual effective yield on the monthly balance in the funds held under reinsurance agreements liability accounts of 3% in 2005 and 2.5% in 2004. The amounts credited for 2005 and 2004 were $1,339,000 and $1,069,000, respectively, and have been recorded as interest expense.

The Company earns ceding commissions under quota share reinsurance agreements for 2005, 2004 and 2003 based on a sliding scale of commission rates and ultimate treaty year loss ratios on the policies reinsured under each of these agreements. The sliding scale includes minimum and maximum commission rates in relation to specified ultimate loss ratios. The commission rate and ceding commissions earned increase when the estimated ultimate loss ratio decreases and, conversely, the commission rate and ceding commissions earned decrease when the estimated ultimate loss ratio increases.

As of December 31, 2005, the Company’s estimated ultimate loss ratios attributable to these contracts are lower than the contractual ultimate loss ratios at which the minimum amount of ceding commissions can be earned. Accordingly, the Company has recorded ceding commissions earned that are greater than the minimum commissions. The relevant estimated ultimate loss ratios and commissions as of December 31, 2005 are set forth below (dollars in 000’s):

Treaty Year	Contractual Loss Ratio at Which Minimum Ceding Commission Rate Applies	Estimated Ultimate Loss Ratio	Ceding Commissions Earned	Minimum Commission	Maximum Potential Reduction of Ceding Commissions Earned
2002	63.0%	56.1%	$29.6	$23.6	$6.0
2003	65.6%	58.0%	$30.4	$24.4	$6.0
2004	68.0%	55.1%	$29.4	$10.3	$8.9
2005	68.0%	55.1%	$14.4	$10.3	$4.1

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 5—Reinsurance (Continued)

Based on the amount of ceded premiums earned, the maximum potential reduction to ceding commissions earned related to an increase in the Company’s estimated ultimate loss ratios is $25.0 million for all treaties for all four years. The maximum potential reduction for the 2005 treaty year may increase as additional ceded premiums are earned in 2006 (assuming the estimated ultimate loss ratio remains the same). The ceded premiums for the 2002, 2003 and 2004 treaty years have been fully earned as of December 31, 2005.

The estimated ultimate loss ratios are the Company’s best estimate based on facts and circumstances known at the end of each period that losses are estimated. The estimation process is complex and involves the use of informed estimates, judgments and actuarial methodologies relative to future claims severity and frequency, the length of time for losses to develop to their ultimate level, possible changes in law and other external factors. The same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned. The Company monitors and adjusts the ultimate loss ratio on a quarterly basis to determine the effect on the commission rate and ceding commissions earned. The decrease in estimated ceding commission income relating to prior years recorded in 2005 was $810,000 and an increase of $1,663,000 and $1,326,000, respectively, in 2004 and 2003.

PMA

Effective October 1, 2003, the Company commuted PMA’s participation under the 2003 quota share reinsurance treaty. Prior to the commutation, PMA assumed 17.5% of the layer of coverage representing the first $500,000 of each loss on policies written or renewed on or after January 1, 2003. The effect of this commutation was to conclude PMA’s participation in the quota share treaty and to discharge PMA from future related liabilities effective October 1, 2003. Loss related amounts recoverable from PMA at the commutation date including loss and loss adjustment expense reserve liabilities ceded of $2,700,000 and ceded paid losses of $4,000,000 that had not yet been recovered from PMA were settled with a payment received from PMA of $3,100,000. The Company also received $2,500,000 for ceded unearned premium at the commutation date resulting in a total cash settlement of $5,600,000. The Company incurred a cost of $800,000 representing consideration retained by PMA for reinsuring the Company from January 1, 2003 to September 30, 2003.

PXRE

PXRE participated in various reinsurance agreements with the Company from 2001 through September 30, 2003, including a quota share participation in the layer of coverage representing the first $500,000 of each loss. Ceded written premiums include $20,261,000 ceded to PXRE in 2003. Effective September 30, 2003, the 2003 quota share agreement with PXRE was cancelled. The quota share agreements with PXRE are in run-off. As a result of the cancellation of the 2003 quota share agreement with PXRE as of September 30, 2003, the Company was owed $15,748,000 in return premium net of ceding commissions as of December 31, 2003. This amount was collected in January 2004.

In addition to the ceding commission provisions described above, the 2002 PXRE quota share agreement contained a provision that provided the Company with a non-refundable special commission of $5,000,000, which the Company received in December 2001. The Company deferred this special commission as of December 31, 2001 to be earned over the period during which the underlying premiums are earned.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 5—Reinsurance (Continued)

In January 2003, the Company entered into an excess of loss reinsurance agreement with PXRE Barbados Ltd. (“PXRE Barbados”), an affiliate of PXRE, and remitted $10,000,000 as deposit premium to PXRE Barbados as called for by the contract. This excess of loss agreement inured solely to the benefit of PXRE in connection with its participation in the 2003 quota share agreement with the Company. Effective September 30, 2003, the Company and PXRE Barbados commuted the excess of loss agreement. As a result of the commutation of the agreement, the Company recorded $1,537,000 in ceding commission revenue in 2003.

In 2001, the Company entered into quota share reinsurance and option agreements with PXRE. Under the option agreement, which was effective on June 30, 2001, PXRE was granted the right to purchase 599,400 shares of common stock of the Company for $16.67 per share. PXRE paid the Company $5,000,000 for this option, which becomes exercisable on June 30, 2006 and expires on July 31, 2006. The agreement provides that PXRE’s right to exercise the option terminates if the Company meets certain conditions. Those conditions included the Company granting to PXRE a right of first refusal with respect to all quota share reinsurance cessions made by the Company through December 31, 2005 and presenting reinsurance submissions to PXRE involving gross written premiums of at least $25,000,000 per year from 2001 through 2005. The terms and conditions of the 2001 quota share reinsurance treaty between PXRE and TICNY, including the commission rate, were amended to reflect the payment of the $5,000,000 under the option agreement. The Company classified the $5,000,000 proceeds for the stock options as commission income in 2001 and attributed no value to the options issued to PXRE due to the $16.67 per share exercise price. On June 8, 2005 the Company was notified that, all conditions were met and that PXRE’s right to purchase 599,400 common shares of the Company was terminated.

Am Re

The Company has participated in various reinsurance agreements with Am Re. Ceded written premiums include $3,742,000, $2,753,000 and $3,811,000 ceded to Am Re in 2005, 2004 and 2003, respectively. Am Re had owned all outstanding shares of the Company’s Series A Cumulative Redeemable Preferred Stock and held warrants for the purchase of common stock. See “Note 8. Debt” and “Note 9. Capital Stock”. During 2004, all of the preferred stock was redeemed and the warrants were exercised.

Converium

In September 2004, A.M. Best downgraded the rating of Converium Reinsurance (North America) Inc. (“Converium”) to “B-” (Fair) and Converium was placed into run-off by its parent Company. As a result, on September 2, 2004, the Company delivered notice to Converium under our quota share treaty of our intent to terminate Converium’s participation on a cut-off basis effective November 1, 2004. Subsequently the Company reached an agreement with Converium, Tokio Millenium Re Ltd. (“Tokio”) and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. (collectively “Hannover”) to effect a novation of Converium’s participation under the quota share treaty to those other reinsurers effective January 1, 2004, as a result of which Tokio and Hannover agreed to each take 50% of Converium’s share. In connection with the agreement, Tokio, Hannover and the Company agreed to fully release Converium for any liabilities under the quota share treaty. As a result of the novation, Tokio and Hannover assumed the earned premiums and related risks for the period from January 1, 2004 through December 31, 2004. In addition, the Company has retained the unearned premiums and related risks of as

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 5—Reinsurance (Continued)

of December 31, 2004 that would have been ceded to Converium absent the novation. The unearned premiums of $13,090,000 were fully earned as of December 31, 2005.

Note 6—Intangible Assets

The Company entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC on September 13, 2004 under which it has acquired OneBeacon’s rights to seek to renew a block of commercial lines insurance policies in New York State consisting of commercial multiple-peril, worker’s compensation, commercial umbrella, commercial inland marine, commercial auto, fire and allied lines and general liability coverages. Under the terms of the agreement, the Company did not acquire any in-force business or historical liabilities associated with the policies. Pursuant to the agreement, the Company also obtained the rights to establish contractual relationships with certain OneBeacon agents. The Company has agreed to pay OneBeacon an amount equal to 5% of the direct premiums written resulting from the Company’s renewal of any subject policies in the first year, 4% in the second year and 1% in the third year, with no payments due after the third year, subject to the Company’s obligation to pay a minimum of $5,000,000 in the aggregate over the three year period. The Company has recorded this transaction as $5,000,000 of intangible assets. Shortly after signing this agreement the Company provided an irrevocable letter of credit for the benefit of OneBeacon in the amount of $2,000,000 representing the estimated payments for the first year of the agreement.

The Company has determined that two intangible assets were acquired in this transaction: renewal rights and new agent contractual relationships, both of which were determined to be intangible assets with a finite useful life. The renewal rights were recorded at $1,250,000 and will be amortized over ten years in proportion to anticipated renewal premiums to be written during this time period. The new agent contractual relationships have been recorded at $3,750,000 and will be amortized over twenty years on a straight-line basis. During 2005 and 2004, the Company recorded amortization expense of $446,000 and $22,000, respectively, on the intangible assets. The weighted average amortization period of identified intangible assets of finite useful life is 17.5 years. The estimated aggregate amortization expense for each of the next five years is (in 000’s):

2006	$412
2007	$367
2008	$331
2009	$302
2010	$279

On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of a shell property casualty insurance company, North American Lumber Insurance Company (“NALIC”), that was renamed Tower National Insurance Company. The purchase price was for $1,050,000 and included nine active state licenses and two inactive state licenses. The two inactive states are Pennsylvania and Maine. The inactive state licenses have an additional contingent purchase price of $75,000 per state payable upon license reactivation within one year of the closing. Prior to the closing, all liabilities and assets (other than insurance licenses) of Tower National Insurance Company were transferred to a liquidating trust. The Company capitalized these purchases as an intangible asset related to state licenses with an indefinite life subject to annual impairment testing. Subsequently, during 2005, the two inactive

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 6—Intangible Assets (Continued)

state licenses were reactivated and an additional contingent price totaling $150,000 was paid. The total amount capitalized as of December 31, 2005, was $1,303,000 and included the purchase price, legal fees and a broker’s fee.

The components of intangible assets are summarized as follows (in 000’s):

	Initial Balance	Accumulated Amortization	Net
December 31, 2005:
Renewal rights	$1,250	$(280)	$970
Agency force	3,750	(188)	3,562
Insurance Licenses	1,303	—	1,303
Total	$6,303	$(468)	$5,835
December 31, 2004:
Renewal rights	$1,250	$(6)	$1,244
Agency force	3,750	(16)	3,734
Total	$5,000	$(22)	$4,978

As of December 31, 2005 there was no impairment on any of the intangible assets as per the Company’s annual impairment testing. See Note 1. “Summary of Significant Accounting Policies, Intangible Assets”.

Note 7—Fixed Assets

The components of fixed assets are summarized as follows (in 000’s):

	Cost	Accumulated Depreciation	Net
December 31, 2005:
Furniture	$1,357	$(445)	$912
Leasehold improvements	1,498	(821)	677
Computer equipment	6,314	(4,539)	1,775
Software	8,608	(4,052)	4,556
Total fixed assets	$17,777	$(9,857)	$7,920
December 31, 2004:
Furniture	$626	$(298)	$328
Leasehold improvements	1,123	(649)	474
Computer equipment	4,954	(3,716)	1,238
Software	5,705	(2,325)	3,380
Total fixed assets	$12,408	$(6,988)	$5,420

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 8—Debt

Subordinated Debentures

During the second and third quarters of 2003, Tower formed two statutory business trusts (“Trust I” and “Trust II”), of which the Company owns all of the common trust securities. On May 15, 2003 and September 30, 2003, Trust I and Trust II, respectively, each issued $10,000,000 floating rate trust preferred securities totaling $20,000,000 to investment pools. The trusts invested the proceeds thereof and the proceeds received from the issuance of the common trust securities to Tower in exchange for $20,620,000 of floating rate junior subordinated debentures (“subordinated debentures”) issued by Tower. The subordinated debentures are unsecured obligations of Tower and are subordinated and junior in right of payment to all present and future senior indebtedness of Tower. Tower has entered into guarantee agreements, which provide for full and unconditional guarantee of the trust securities. The subordinated debentures and the floating rate preferred securities issued by Trust I accrue and pay interest quarterly based upon interest that will float on the 3-month LIBOR, plus 4.10%, which cannot exceed 12.50% prior to May 15, 2008. At December 31, 2005 this interest rate was 8.40%. The Trust II floating rate preferred securities bear interest at a fixed rate of 7.5% until September 30, 2008 and at a variable rate, reset quarterly, equal to the 3-month LIBOR, plus 4.00%, thereafter. The final maturity on the subordinated debentures is May 15, 2033 and September 30, 2033 for Trust I and Trust II, respectively, with prepayment at the option of the Company available beginning in 2008. Issuance costs, primarily legal fees, of $301,000 and $338,000 for the Trust I and Trust II offerings, respectively, were deferred and are being amortized over the term of the subordinated debentures using the effective interest method.

In December 2004, Tower formed two statutory business trusts (“Trust III” and “Trust IV”), of which the Company owns all of the common trust securities. On December 7, 2004 and December 17, 2004, Trust III and Trust IV, respectively, each issued $13,000,000 floating rate trust preferred securities totaling $26,000,000 to investment pools. The trusts invested the proceeds thereof and the proceeds received from the issuance of the common trust securities to Tower in exchange for $26,806,000 of floating rate junior subordinated debentures (“subordinated debentures”) issued by Tower. The subordinated debentures are unsecured obligations of Tower and are subordinated and junior in right of payment to all present and future senior indebtedness of Tower. Tower has entered into guarantee agreements, which provide for full and unconditional guarantee of the trust securities. The Trust III preferred securities bear interest that is fixed at 7.4% until December 7, 2009 and the coupon will float quarterly thereafter at the three months LIBOR rate plus 3.4%. The Trust IV preferred securities bear interest that will float based on the 3-month LIBOR interest rate plus 3.4% and their rate as of December 31, 2005 was 7.89%. The final maturity on the subordinated debentures is December 15, 2034 and March 15, 2035 for Trust III and Trust IV, respectively, with prepayment at the option of the Company available beginning in 2009. Issuance costs, primarily legal fees, of $262,000 and $252,000 for the Trust III and Trust IV offerings, respectively, were deferred and are being amortized over the term of the subordinated debentures using the effective interest method.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 8—Debt (Continued)

Total interest expense incurred for all subordinated debentures, including amortization of deferred origination costs, was $3,514,000, $1,461,000 and $559,000, respectively for the years ended December 31, 2005, 2004 and 2003.

Aggregate scheduled maturities of the subordinated debentures at December 31, 2005 are (in 000’s):

2033	$20,620
2034	13,403
2035	13,403
Total	$47,426

CIT Financing Agreement

On February 21, 2003, Tower entered into a Credit Agreement with The CIT Group/Equipment Financing, Inc. (“CIT”) for borrowings up to $6.0 million. As of December 31, 2003 there was $5.6 million of debt outstanding that was repaid in 2004 and the agreement was terminated in October 2004. Interest expense incurred for the years ended December 31, 2004 and 2003, including amortization of origination costs, was $283,000 and $158,000 respectively.

Series A Cumulative Redeemable Preferred Stock

The 60,000 shares of the Company’s Series A Cumulative Redeemable Preferred Stock (“the preferred stock”), $0.01 par value were held by Am Re. The preferred stock carried a rate of 10.5% per annum with dividends payable quarterly and in arrears, and was redeemable in advance of the mandatory redemption dates at the option of the Company. The preferred stock did not have rights to vote with the holders of common stock. In January 2004, the Company redeemed 30,000 of the outstanding shares of the preferred stock for $1,500,000 and the remaining 30,000 shares were redeemed by the Company in October 2004 for $1,500,000 plus accrued interest.

Due to the adoption by the Company of SFAS 150, the mandatorily redeemable Series A Cumulative Redeemable Preferred Stock of $3,000,000 was reclassified as a liability as of July 1, 2003. Preferred stock dividends of $130,000 for 2004 and $158,000 for the period from July 1, 2003 through December 31, 2003, were reported as interest expense. The dividends paid prior to the adoption of SFAS 150 were accounted for as a direct reduction to stockholders’ equity.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Stock

The roll forward of shares of common stock is as follows (in 000’s):

	Shares Issued			Treasury Stock
Increase (decrease)	Common Stocks	Class A Common Stock	Class B Common Stock	(Class A when applicable)
Balance at January 1, 2003	4,500	—	—	—
Purchased into treasury	—	—	—	(93)
Issuance of Class A and Class B common stock	(4,500)	2,070	2,430	—
Balance at December 31, 2003	—	2,070	2,430	(93)
Restricted stock issued to employees	—	209	—	—
Stock options exercised	34	—	—	4
Combined Class A and Class B	4,709	(2,279)	(2,430)	—
IPO	13,000	—	—	—
Private placement	500	—	—	—
Am Re warrant exercise	947	—	—	—
Over-allotment	629	—	—	—
Restricted stock issued to Directors	7	—	—	—
Balance at December 31, 2004	19,826	—	—	(89)
Restricted stock issued to employees	9	—	—	—
Stock options exercised	33	—	—	—
Friedman Billings Ramsey (FBR)warrant exercise)	—	—	—	75
Restricted stock issued to directors	5	—	—	—
Restricted stock forfeited	—	—	—	(4)
Balance at December 31, 2005	19,873	—	—	(18)

As part of the IPO in October 2004, the Company issued Friedman Billings Ramsey (FBR), the lead underwriter, warrants to purchase 189,000 shares of the Company’s commons stock at an exercise price of $8.50 per share. The warrants are exercisable for a term of four years beginning on October 20, 2004 and expire on October 20, 2009. On October 28, 2005, FBR exercised warrants and paid the Company the warrant exercise price of $8.50 per share or $89,820 and were issued 10,567 shares by the Company from treasury shares. In addition, FBR exercised 132,300 warrants on October 28, 2005 via a cashless exercise which resulted in the issuance of 64,244 shares by the Company from treasury shares. As of December 31, 2005, FBR has 46,133 warrants outstanding which are included in the calculation of diluted EPS.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Stock (Continued)

The company declared dividends on common and preferred stock as follows in (000’s):

	2005	2004	2003
Common stock dividends declared	$1,959	$493	$—
Class A common stock dividends declared	—	228	293
Class B common stock dividends declared	—	281	1,403
Total common stock dividends declared	1,959	1,002	1,696
Preferred stock dividends declared	—	—	158
Total dividends declared	$1,959	$1,002	$1,854

The Company declared dividends per share on common stock as follows:

	2005	2004	2003
Common Stock	$0.10	$0.0250	—
Class A Stock	—	$0.1137	$0.1465
Class B Stock	—	$0.1142	$0.5773

In 2005, the Company issued 33,000 new common shares as a result of employee stock option exercises and 14,000 new common shares for its restricted stock grants to certain employees and directors of the Company. During 2005, 3,725 restricted stock shares were forfeited due to employee terminations and have been recorded as additional treasury shares.

The Company incurred restricted stock amortization expense in 2005, and 2004 of $402,000 and $201,000, respectively, net of tax, which has been included in reported net income.

The Company issued 946,642 additional shares of common stock immediately prior to its IPO in October 2004 as a result of the exercise in full of Am Re’s warrant to purchase 1,049,999 shares of common stock at an exercise price of $0.76 per share, pursuant to a cashless exercise provision, and based upon the IPO price of $8.50 per share.

Note 10—Equity Compensation Plans

2004 Long-Term Equity Compensation Plan

In 2004, the Company’s Board of Directors adopted and its shareholders approved a long-term incentive plan (the “2004 Long-Term Equity Compensation Plan”). With the adoption of the 2004 Long-Term Equity Compensation Plan, no further grants will be made under the 2001 Stock Award Plan.

The 2004 Long-Term Equity Compensation plan provides for the granting of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights (“SARs”), restricted stock and restricted stock unit awards, performance shares and other cash or share-based awards. The current maximum number of shares of common stock that may be issued in connection with awards under the plan is 933,707, of which 786,031 may be issued under awards other than stock options or SARs. As of December 31, 2005, awards in respect of 250,813 shares have been made under the plan.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 10—Equity Compensation Plans (Continued)

2001 Stock Award Plan

In December 2000, the Board of Directors adopted a long-term incentive plan (the “2001 Stock Award Plan”). The plan provided for a variety of awards, including incentive or non-qualified stock options, performance shares, SARs or any combination of the foregoing.

Under the 2001 Stock Award Plan, 450,000 shares may be made the subject of awards granted under the plan. At December 31, 2005, 358,200 shares of common stock have been issued or are subject to issuance upon the exercise or payment of outstanding awards under the plan. The remaining 91,800 shares eligible for grants under the plan that have not been the subject of awards are now eligible under our 2004 Long-Term Incentive Compensation Plan, such that no further awards may be granted under the 2001 Stock Award Plan.

Restricted Stock

In May 2004, the Company’s Board of Directors authorized the issuance of 131,888 shares of restricted Common Stock to the President and Chief Executive Officer and 8,793 shares of restricted Common Stock to the Senior Vice President, Chief Financial Officer and Treasurer. The shares vest in installments over a varying period from one to four years from the date of grant contingent upon continuous employment with the Company from the date of grant through the vesting date. During the vesting period, the recipients have voting rights and will receive dividends but the shares may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered. The fair value of the restricted shares was $1,563,000 on the grant date. These restricted shares were authorized and issued prior to the adoption and approval of the 2004 Long-Term Equity Compensation Plan.

In 2005 and 2004, respectively 10,107 and 216,685 restricted shares (net of canceled shares) of the Company’s common stock were granted to certain employees and directors of the Company. The fair value of the shares awarded (net of cancellations) in 2005 and 2004, determined on the grant date, was $174,000 and $2,218,000, respectively.

All restricted stock shares are recorded at fair value at the date of grant as a charge to Unearned Compensation—Restricted Stock in Stockholders’ Equity and a credit to Common Stock and Paid-in-Capital. These shares will amortize ratably over their vesting period as a charge to compensation expense and a credit to Unearned Compensation—Restricted Stock in Stockholders’ Equity on the balance sheet. In 2005 and 2004, the Company amortized approximately $618,000 and $310,000, respectively, as a charge to compensation expense and a credit to Unearned Compensation—Restricted Stock. During 2005, 3,725 restricted shares were forfeited resulting in a $32,000 reduction to compensation expense.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 10—Equity Compensation Plans (Continued)

Stock Options

The following table provides an analysis of stock option activity during the three years ended December 31, 2005.

	2005		2004		2003
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding, beginning of year	472,777	$4.73	358,200	$2.78	408,600	$2.78
Granted at market value	—	—	161,077	8.50	—	—
Forfeitures and expirations	(9,072)	8.50	(9,000)	2.78	(50,400)	2.78
Exercised	(32,705)	2.78	(37,500)	2.78	—	—
Outstanding, end of year	431,000	$4.80	472,777	$4.73	358,200	$2.78
Exercisable, end of year	305,450	$3.38	295,320	$2.78	316,260	$2.78

Options outstanding and exercisable as of December 31, 2005 are shown on the following schedule:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life	Average Exercise Price	Number of Shares	Average Exercise Price
Under $4.00	278,995	6.0 years	$2.78	273,235	$2.78
$5.00 - $10.00	152,005	8.8 years	$8.50	32,215	$8.50
Total Options	431,000	7.0 years	$4.80	305,450	$3.38

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Based Compensation” and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized upon the granting of stock options because the exercise price is equal to the estimated market price at the date of the grant.

In December 2004, the Financial Accounting Standards Board issued the revised statement SFAS No. 123-R, an amendment to SFAS123, which suspends APB 25 and requires that the cost of share-based payment transactions be recognized in the financial statements after the fiscal quarter beginning after June 15, 2005. The intended adoption by the Company of SFAS 123-R has been postponed to January 2006 per the Securities and Exchange Commission’s rule amendment promulgated April 14, 2005, that allows calendar year-end companies to elect to implement SFAS 123-R at the start of their next fiscal year beginning after June 15, 2005. The implementation of SFAS 123-R is not expected to have a material effect on the Company’s financial position or results of operations.

The fair value of the 2001 options granted was estimated using the Black-Scholes pricing model as of January 1, 2001, the date of the initial grant, with the following weighted average assumptions:  risk free interest rate of 4.97%, dividend yield of 1.75%, volatility factors of the expected market price of the Company’s common stock of 35%, and a weighted-average expected life of the options of 7 years.

The fair value of the 2004 options granted was estimated using the Black-Scholes pricing model as of September 29, 2004, the date of the initial grant, with the following weighted average assumptions: risk

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 10—Equity Compensation Plans (Continued)

free interest rate of 3.8%, dividend yield of 1.2%, volatility factors of the expected market price of the Company’s common stock of 30.6% and a weighted-average expected life of the options of 7 years.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation (in 000’s, except per share amounts).

	2005	2004	2003
Net income as reported	$20,754	$9,029	$6,280
Deduct preferred stock dividends		—	(158)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(61)	(16)	—
Net income, pro forma	$20,693	$9,013	$6,122
Earnings per share
Basic—as reported	$1.06	$1.23	$1.37
Basic—pro forma	$1.06	$1.23	$1.37
Fully diluted—as reported	$1.03	$1.06	$1.09
Fully diluted—pro forma	$1.03	$1.06	$1.09

Note 11—Income Taxes

The Company files a consolidated Federal income tax return. The provision for Federal, state and local income taxes consists of the following components (in 000’s):

	2005	2004	2003
Current Federal income tax expense	$11,864	$1,462	$2,304
Current state income tax expense	1,607	638	441
Deferred Federal and State income tax (benefit) expense	(2,409)	3,594	629
Provision for income taxes	$11,062	$5,694	$3,374

Deferred tax assets and liabilities are determined using the enacted tax rates applicable to the period the temporary differences are expected to be recovered. Accordingly, the current period income tax provision can be affected by the enactment of new tax rates. The net deferred income taxes on the balance sheet reflect temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and income tax purposes, tax effected at a 35% rate for 2005 and 2004 and 34% for 2003.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 11—Income Taxes (Continued)

Significant components of the Company’s deferred tax assets and liabilities are as follows (in 000’s):

	2005	2004
Deferred tax asset:
Claims reserve discount	$4,109	$1,601
Unearned premium	8,012	4,698
Allowance for doubtful accounts	60	43
Employee benefit plans	124	108
Unrealized depreciation of securities	1,816	—
Other	33	157
Total deferred tax asset	14,154	6,607
Deferred tax liability:
Deferred acquisition costs net of deferred ceding commission revenue	10,217	6,559
Depreciation and Amortization	453	952
Unrealized appreciation of securities	—	664
Other	280	19
Total deferred tax liabilities	10,950	8,194
Net deferred income tax asset/(liability)	$3,204	$(1,587)

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No valuation allowance against deferred tax assets has been established as the Company believes it is more likely than not the deferred tax assets will be realized.

The provision for Federal income taxes incurred is different from that which would be obtained by applying the Federal income tax rate to net income before income taxes. The items causing this difference are as follows (in 000’s):

	2005	2004	2003
Theoretical Federal income tax expense at U.S. statutory rate (35%, 34%, 34%)	$11,136	$5,006	$3,282
Tax advantaged investments	(928)	(210)	(101)
State income taxes net of Federal benefit	1,044	385	291
Other	(190)	513	(98)
Provision for income taxes	$11,062	$5,694	$3,374

Note 12—Employee Benefit Plans

The Company maintains a defined contribution Employee Pretax Savings Plan (401(k) Plan) for its employees. The Company contributes 50% of each participant’s contribution up to 8% of the participant’s compensation. The Company incurred approximately $649,000, $461,000 and $332,000 of expense in 2005, 2004 and 2003, respectively, related to this plan.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 12—Employee Benefit Plans (Continued)

The Company sponsored a nonqualified deferred compensation plan (“the Plan”) for the Chairman of the Board, President and Chief Executive Officer of the Company. As of December 31, 2002, the Company has granted the maximum amount allowed under the Plan, $1,000,000. Amounts contributed to the Plan earned interest at the rate of 7% per year. During 2004 and 2003, the Company recognized deferred compensation expense of $44,000 and $85,000, respectively. On May 5, 2004 the Board of TRM approved the payment of the entire deferred compensation balance and terminated the plan.

Note 13—Commitments and Contingencies

From time to time, the Company is involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a law suit against one of the Company’s insureds covered by a particular policy, the Company may have a duty to defend the insured party against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Such proceedings are considered in estimating the liability for loss and loss adjustment expenses. The Company is not subject to any other pending legal proceedings that management believes are likely to have a material adverse effect in the financial statements.

The Company has lease agreements for office space and equipment. The Company’s future minimum lease payments are as follows ($’s in 000’s):

2006	$1,953
2007	3,381
2008	3,311
2009	3,261
Thereafter	36,686
Total	$48,592

Total rental expense charged to operations was approximately $2,333,000, $1,536,000 and $1,336,000 in 2005, 2004 and 2003, respectively.

On September 1, 2005 the Company executed a Third Amendment to its lease for new premises at 120 Broadway, New York, N.Y., which consists of the entire 31st floor and a portion of the 30th floor (approximately 93,730 square feet). The Company will surrender its old premises at 120 Broadway, New York, N.Y., which consists of the entire 14th floor and a portion of the 17th floor (approximately 54,000 square feet) on the expected surrender date of July 1, 2006. The amended lease term is for fifteen years and six months effective on the new premises commencement date of January 1, 2006. The new premises commencement date was postponed from October 1, 2005 to January 1, 2006 per the agreement’s postponement clause which gave additional time to the landlord to complete base building work. The effective date of the landlord’s completed base building work was December 31, 2005. The Company has agreed to pay the landlord $2,718,083 annually for the first five years, $2,905,537 annually for the next five years and for the last five and a half years the greater of $2,905,537 annually or the then prevailing fair market rent. The Company will receive free rent for the first nine month period commencing on the new premises commencement date and will receive $4,502,757 for leasehold improvement incentives. The anticipated net cash outflow for the above amounts, excluding the leasehold improvements incentives, increased the Company’s future minimum lease payments by $42,059,991. The Company will receive an

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 13—Commitments and Contingencies (Continued)

additional $581,530 from the landlord ten days after the surrender date for the purchase of scheduled furniture, fixtures and equipment located in the surrendered premises. The Company intends to execute an operating lease in 2006 for the furniture, fixtures and leasehold improvements for the new premises.

TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department and the New York Property/Casualty Insurance Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies and various funds administered by the New York Workers’ Compensation Board, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies The Company was assessed approximately $941,000, $435,000, $340,000 in 2005, 2004 and 2003, respectively, for its proportional share of the total assessment for the Property/Casualty Security Fund and approximately $589,000,$556,000 and $312,000 and in 2005, 2004 and 2003, respectively, for its proportional share of the operating expenses of the New York Insurance Department. Property casualty insurance company insolvencies or failures may result in additional security fund assessments to the Company at some future date. At this time the Company is unable to estimate the possible amounts, if any, of such assessments. Accordingly, the Company is unable to determine the impact, if any, such assessments may have on financial position or results of operations of the Company. The Company is permitted to assess premium surcharges on workers’ compensation policies that are based on statutorily enacted rates. However, assessments by the various workers’ compensation funds have recently exceeded the permitted surcharges resulting in additional expenses of $0, $1,143,000 and $0 in 2005, 2004 and 2003, respectively. As of December 31, 2005 the liability for the various workers’ compensation funds, which includes amounts assessed on workers’ compensation policies was $2,776,000. This amount is expected to be paid over an eighteen month period ending June 30, 2007.

Note 14—Statutory Financial Information and Accounting Policies

For regulatory purposes, TICNY, domiciled in the State of New York, and TNIC domiciled in the Commonwealth of Massachusetts, prepare their statutory basis financial statements in accordance with practices prescribed or permitted by the State of New York Insurance Department or the Massachusetts Department of Insurance (“statutory basis” or “SAP”). The more significant SAP variances from GAAP are as follows:

•       Policy acquisition costs are charged to operations in the year such costs are incurred, rather than being deferred and amortized as premiums are earned over the terms of the policies.

•       Ceding commission revenues are earned when ceded premiums are written except for ceding commission revenues in excess of anticipated acquisition costs which are deferred and amortized as ceded premiums are earned. GAAP requires that all ceding commission revenues be earned as the underlying ceded premiums are earned over the term of the reinsurance agreements.

•       Certain assets including certain receivables, a portion of the net deferred tax asset, prepaid expenses and furniture and equipment are not admitted.

•       Investments in fixed-maturity securities are valued at NAIC value for statutory financial purposes, which is primarily amortized cost. GAAP requires certain investments in fixed-maturity securities to be reported at fair value.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 14—Statutory Financial Information and Accounting Policies (Continued)

•       Certain amounts related to ceded reinsurance are reported on a net basis within the statutory basis financial statements. GAAP requires these amounts to be shown gross.

•       For SAP purposes, changes in deferred income taxes relating to temporary differences between net income for financial reporting purposes and taxable income are recognized as a separate component of gains and losses in surplus rather than included in income tax expense or benefit as required under GAAP.

For the years ended December 31, 2005, 2004 and 2003, TICNY reported statutory basis net income/ (loss) of $6,249,000, ($5,705,000), and $2,782,000, respectively. At December 31, 2005 and 2004 TICNY reported statutory basis surplus as regards policyholders of $132,409,000, and $126,082,000, respectively. As of December 31, 2005 TICNY is required to maintain $7,900,000 of minimum capital and surplus in accordance with New York Insurance Law.

For the year ended December 31, 2005 TNIC reported statutory net income of $116,000 and reported statutory basis surplus as regards policyholders of $10,116,000. As of December 31, 2005 TNIC is required to maintain $6,350,000 of minimum of capital and surplus in accordance with the Commonwealth of Massachusetts’ Insurance Law.

Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY’s policyholders’ surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months immediately preceding the declaration or distribution of the current dividend increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto. TICNY declared approximately $2,050,000, $850,000, and $363,000 in dividends to Tower in 2005, 2004, and 2003, respectively. As of December 31, 2005, TICNY owed Tower $300,000 in dividends payable. As of December 31, 2005, the maximum distribution that TICNY could pay without prior regulatory approval was approximately $4,049,000.

TNIC may not pay any dividend that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC’s own securities, exceeds the greater of (1) 10% of TNIC’s policyholders’ surplus as of the end of the preceding calendar year or (2) TNIC’s net income for the next preceding calendar year, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. Because TNIC has not yet commenced insurance operations it has no positive unassigned surplus and, therefore, it may not pay dividends at this time without the approval of the Massachusetts Commissioner of Insurance.

Note 15—Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 15—Fair Value of Financial Instruments (Continued)

estimate fair value. The company uses the following methods and assumptions in estimating its fair value disclosures for financial instruments:

Equity and fixed income investments:   Fair value disclosures for investments are included in “Note 2. Investments”.

Equity securities at cost—Fair value disclosure for an asset-backed securities fund that is a closed-end management company is based on obtaining market prices for all of the securities in the fund from an outside third party pricing service and then dividing by the number of shares outstanding to determine its price per share. The estimated fair value for the private investment in a Real Estate Investment Trust (REIT) in our portfolio was determined based on an outside pricing service valuing the underlying schedules.

Common trust securities—statutory business trusts:   Common trust securities are investments in related parties; as such it is not practical to estimate the fair value of these instruments. Accordingly, these amounts are reported using the equity method.

Agents’ balances receivable, assumed premiums receivable, receivable-claims paid by agency:   The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Reinsurance balances payable, payable to issuing carrier and funds held:   The carrying value reported in the balance sheet for these financial instruments approximates fair value.

Subordinated debentures:   The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 16—Earnings Per Share

The following table shows the computation of the company’s earnings per share (in 000’s, except shares and per share amounts):

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
2005
Net income	$20,754
Less: preferred stock dividends	—
Basic EPS	20,754	19,571,081	$1.06
Effect of dilutive securities:
Stock options	—	309,508
Unvested restricted stock	—	192,237
Warrants	—	74,247
Diluted EPS	$20,754	20,147,073	$1.03
2004
Net income	$9,029
Less: preferred stock dividends	—
Basic EPS	9,029	7,335,286	$1.23
Effect of dilutive securities:
Stock options	—	266,712
Unvested restricted stock		112,379
Warrants	68	851,438
Diluted EPS	$9,097	8,565,815	$1.06
2003
Net income	$6,280
Less: preferred stock dividends	(158)
Basic EPS	6,122	4,453,717	$1.37
Effect of dilutive securities:
Stock options	—	204,300
Warrants	84	1,049,999
Diluted EPS	$6,206	5,708,016	$1.09

Am Re had the right to surrender shares of Series A Cumulative Preferred Stock for the exercise of warrants for the liquidation preference price of $50 per share of preferred stock surrendered. In applying the treasury stock method to the warrants, it was assumed that 16,000 preferred shares were liquidated at the beginning of each year presented and corresponding dividends were reduced. Am Re exercised these warrants in October 2004. These warrants are included in the computation of diluted EPS prior to their exercise.

PXRE had an option agreement to purchase 599,400 common shares of the Company for $16.67 per share. See “Note 5. Reinsurance”. These options were not included in the computation of diluted EPS in 2004 because their effect would be antidilutive. On June 8, 2005 the Company was notified that all conditions were met and that PXRE’s right to purchase 599,400 common shares of the Company was terminated.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 17—Segment Information

The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). The Company considers many factors in determining reportable segments including economic characteristics, production sources, products or services offered and regulatory environment.

In the insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY’s commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers’ compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies.

In the reinsurance segment, TICNY assumes reinsurance directly from TRM’s issuing companies or indirectly from reinsurers that provide reinsurance coverage directly to the issuing companies. TICNY assumes, as a reinsurer, a modest amount of the risk on the premiums that TRM’s managing general agency produces.

In the insurance services segment, TRM generates commission revenue from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. Placing risks through TRM’s issuing companies allows the Company to underwrite larger policies and gain exposure to market segments that are unavailable to TICNY due to its rating, financial size and geographical licensing limitations. TRM does not assume any risk on business produced by it. All of the risk is ceded by the issuing companies to a variety of reinsurers pursuant to reinsurance programs arranged by TRM’s reinsurance intermediary working with outside reinsurance intermediaries. Through its issuing companies, TRM’s managing general agency offers commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products.

The insurance services segments direct commission revenue is from two issuing carriers. Each issuing carrier provides less than 10% of the Company’s consolidated total revenues. Although this segment is dependent upon two issuing carriers, it is management’s opinion that the loss of one or both can be remedied by replacement issuing carriers. There is no intercompany commission revenue in the insurance services segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expenses, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments and fixed assets, are considered in total by management for decision making purposes.

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 17—Segment Information (Continued)

Business segment results are as follows (in 000’s):

	2005	2004	2003
Insurance Segment
Revenues
Net premiums earned	$162,911	$44,427	$22,365
Ceding commission revenue	25,218	39,983	35,311
Policy billing fees	868	671	545
Total Revenues	188,997	85,081	58,221
Expenses
Net loss and loss adjustment expenses	95,700	27,753	14,699
Underwriting expenses	74,035	47,804	36,955
Total Expenses	169,735	75,557	51,654
Underwriting Profit	$19,262	$9,524	$6,567
Reinsurance Segment
Revenues
Net premiums earned	$1,525	$1,137	$576
Ceding commission revenue	—	—	294
Total Revenues	1,525	1,137	870
Expenses
Net loss and loss adjustment expenses	914	(693)	372
Underwriting expenses	189	248	211
Total Expenses	1,103	(445)	583
Underwriting Profit	$422	$1,582	$287
Insurance Services Segment
Revenues
Direct commission revenue from managing general agency	$9,148	$11,546	$7,984
Claims administration revenue	4,268	4,105	3,746
Reinsurance intermediary fees	688	730	1,100
Policy billing fees	23	8	—
Total Revenues	14,127	16,389	12,830
Expenses
Direct commissions expense paid to producers	5,051	7,432	5,394
Other insurance services expenses (Underwriting expenses reimbursed to TICNY)	1,981	2,987	2,247
Claims expense reimbursement to TICNY	4,255	4,019	3,648
Total Expenses	11,287	14,438	11,289
Insurance Services Pretax Income	$2,840	$1,951	$1,541

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 17—Segment Information (Continued)

Underwriting expenses in the insurance segment are net of expense reimbursements that are made by the insurance services segment pursuant to an expense sharing agreement between TRM and TICNY. In accordance with terms of this agreement, TRM reimburses TICNY for a portion of TICNY’s underwriting and other expenses resulting from TRM’s use of TICNY’s personnel, facilities and equipment in underwriting insurance on behalf of TRM’s issuing companies. The reimbursement for underwriting and other expenses is calculated as a minimum reimbursement of 5% of the premiums produced by TRM, and is adjustable according to the terms of the agreement based on the number of policies in force and additional expenses that may be incurred by TRM. The amount of this reimbursement was $1,981,000 in 2005, $2,987,000 in 2004 and $2,247,000 in 2003. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed by TRM were $4,255,000 in 2005, $4,019,000 in 2004 and $3,648,000 in 2003.

The following table reconciles revenues by segment to consolidated revenue (in 000’s):

	2005	2004	2003
Revenue
Insurance segment	$188,997	$85,081	$58,221
Reinsurance segment	1,525	1,137	870
Insurance services segment	14,127	16,389	12,830
Total segment revenues	204,649	102,607	71,921
Investment income	14,983	5,070	2,268
Realized capital gains	122	13	493
Consolidated revenues	$219,754	$107,690	$74,682

The following table reconciles the results of our individual segments to consolidated income before taxes (in 000’s):

	2005	2004	2003
Insurance segment underwriting profit	$19,262	$9,524	$6,567
Reinsurance segment underwriting profit	422	1,582	287
Total underwriting profit	19,684	11,106	6,854
Insurance services segment pretax income	2,840	1,951	1,541
Net investment income	14,983	5,070	2,268
Net realized investment gains	122	13	493
Corporate expenses	(960)	(289)	(40)
Interest expense	(4,853)	(3,128)	(1,462)
Income before taxes	$31,816	$14,723	$9,654

Note 18—Subsequent Events

As of December 31, 2005, the Company had unsecured reinsurance recoverables and ceding commissions receivable totaling $33,228,000 owed by PXRE Reinsurance Company. On February 16, 2006, A.M. Best downgraded to “B++” (Very Good) its former “A-” (Excellent) financial strength rating on PXRE and issued a negative outlook. On February 24, 2006 A.M. Best downgraded PXRE to “B+” (Very Good) with a negative outlook. The Company believes that the unsecured reinsurance recoverables

Tower Group, Inc.
Notes to Consolidated Financial Statements (Continued)

Note 18—Subsequent Events (Continued)

and ceding commissions receivable from PXRE, none of which are past due nor in dispute, are fully collectible. The Company’s judgment is primarily based on PXRE’s capital position as a result of its recent capital raising initiatives.

On February 6, 2006 the Company capitalized a new Bermuda holding company for $15 million. Michael H. Lee, Chairman and Chief Executive Offices of Tower, is expected to serve as Chairman, Chief Executive Offices and President of the Bermuda holding company. Mr. Lee will devote his full business time between Tower and the Bermuda holding company. In addition, Greg T. Doyle is expected to resign as a director on Tower’s Board and become a director of the new Bermuda holding company.

Tower Group, Inc.’s Board of Directors approved a quarterly dividend on February 22, 2006 of $0.025 per share payable March 27, 2006 to stockholders of record as of March 15, 2006.

Note 19—Unaudited Quarterly Financial Information

	2005
	First	Second	Third	Fourth	Total
	(in thousands, except per share amounts)
Revenues	$42,670	$50,252	$59,937	$66,895	$219,754
Net Income	3,717	4,765	5,708	6,564	20,754
Net income per share:
Basic	0.19	0.24	0.29	0.33	1.06
Diluted	0.19	0.24	0.28	0.32	1.03

	2004
	First	Second	Third	Fourth	Total
	(in thousands, except per share amounts)
Revenues	$21,704	$26,190	$26,464	$33,332	$107,690
Net Income	1,322	1,999	2,478	3,230	9,029
Net income per share:
Basic	0.30	0.45	0.55	0.20	1.23
Diluted	0.23	0.35	0.43	0.19	1.06

	2003
	First	Second	Third	Fourth	Total
	(in thousands, except per share amounts)
Revenues	$16,778	$17,949	$20,536	$19,419	$74,682
Net Income	1,078	1,486	2,029	1,687	6,280
Net income per share:
Basic	0.22	0.31	0.46	0.38	1.37
Diluted	0.18	0.25	0.46	0.30	1.09

PROSPECTUS

Common Stock

Preferred Stock

Depositary Shares

Warrants

We will provide you with more specific terms of these securities in supplements to this prospectus.

We may offer and sell these securities, from time to time, to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis, at prices and on other terms to be determined at the time of offering.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of this prospectus.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “TWGP.”

Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, from time to time, we may sell common stock, preferred stock or warrants to purchase equity securities in one or more offerings. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities under this shelf registration process, we will provide a prospectus supplement that will contain specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

As permitted by the rules and regulations of the SEC, the registration statement that contains this prospectus includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or at the SEC’s offices described below under the heading “Where You Can Find Additional Information.”

In this prospectus, references to the “Company,” “we,” “us” or “our” refer to Tower Group, Inc. and its subsidiaries, including Tower Insurance Company of New York, Tower National Insurance Company and Tower Risk Management Corp. and any other direct or indirect subsidiary, unless the context suggests otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and other reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC in Washington, D.C. (100 F Street NE, Room 1580, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330 or on the SEC website located at http://www.sec.gov.

Information about us is also available at our website at http://www.twrgrp.com. However, the information on our website is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of any offering of securities made by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•       our annual report on Form 10-K for the year ended December 31, 2005, as amended;

•       our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•       our current reports on Form 8-K filed on February 28, 2006, April 5, 2006, April 6, 2006, April 7, 2006, May 2, 2006, May 19, 2006, June 26, 2006, July 7, 2006, August 3, 2006, November 2, 2006, November 14, 2006, November 16, 2006, November 17, 2006 and December 8, 2006;

•       our 2006 Proxy Statement filed on Schedule 14A; and

•       the description of our common stock, $0.01 par value per share, contained in the Section entitled “Description of Registrant’s Securities to be Registered” contained in our Amended Registration Statement on Form 8-A/A filed under the Exchange Act with the SEC on October 20, 2004 (File No. 000-50990) and incorporating by reference the information contained in our Registration Statement on Form S-1 (File No. 333-115310), including any amendment or report filed for the purpose of updating such description.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Tower Group, Inc., Attn: Stephen L. Kibblehouse, 120 Broadway, 31st Floor, New York, New York 10271, telephone number 212-655-2000.

NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements under “Company Overview,” “Risk Factors” and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to, those factors set forth in our most recent Annual Report on Form 10-K under the captions “Risk Factors,” “Business,” “Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosures About Market Risk,” and those set forth in our most recent Quarterly Report on Form 10-Q under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider any risk factors set forth in the applicable prospectus supplement and the documents incorporated by reference in this prospectus and the applicable prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and in the applicable prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds to us from any sale of our securities under this prospectus. Except as described in any prospectus supplement, we currently anticipate that the net proceeds from any sale of our securities under this prospectus will be used for general corporate purposes, including but not limited to working capital and capital expenditures. We may also use the net proceeds to fund acquisitions of businesses. Pending application of the net proceeds, we may initially invest the net proceeds or apply them to reduce short-term indebtedness. If we intend to use the net proceeds of any offering to repay outstanding debt, we will provide details about the debt we intend to repay in a prospectus supplement.

COMPANY OVERVIEW

Through our subsidiaries Tower Insurance Company of New York (“TICNY”), Tower National Insurance Company (“TNIC”) and Tower Risk Management Corp. (“TRM”), we offer a broad range of specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in the northeast United States. By targeting select underserved market segments and expeditiously delivering needed products and services, we position ourselves to obtain favorable policy terms, conditions and pricing, thereby creating opportunities for favorable underwriting results. Our commercial lines products provide insurance coverage to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings, while our personal lines products currently focus on modestly valued homes and dwellings.

We provide coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and premium per policy. As of September 30, 2006 TICNY is licensed in 36 states and TNIC is licensed in 25 states. TRM, through its managing general agency, produces business on behalf of other insurance companies, referred to as “issuing companies,” and primarily focuses on commercial risks with higher per policy premium, including risks that TICNY had not been able to target due to, among other things, licensing and surplus limitations. TICNY also reinsures a modest amount of the premiums written by TRM’s issuing companies. In addition, TRM earns fee revenues by providing claims administration and reinsurance intermediary services to its issuing companies and to other insurance companies.

The Company is seeking to expand its business in a number of ways: (i) appointing additional agents to sell its products as the Company expands territorially into additional states, (ii) participating in program insurance business produced and managed by CastlePoint Management Corp. throughout the United States and (iii) acquiring insurance companies that write similar types of business that the Company currently writes, or rights to renew blocks of such business from other insurance companies. The Company’s relationship with CastlePoint Management Corp. and its affiliates is described in our Form 10-Q for the quarter ended June 30, 2006, as well as the Company’s Form 8-K filed with the SEC on May 2, 2006.

Our principal executive offices are located at 120 Broadway, 31st Floor, New York, New York 10271, and our telephone number at that location is (212) 655-2000.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, and the outstanding warrant to purchase shares of our common stock, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. As of December 31, 2006, there were 126 record holders of our common stock, 24 record holders of options currently exercisable (280,607 of which are fully vested) and one record holder of a warrant currently exercisable for 46,133 shares of our common stock. In this section, “we,” “us” and “our” refer to Tower and not any of its subsidiaries.

Common Stock

We are authorized to issue up to an aggregate of 40 million shares of common stock, $.01 par value per share, of which 19,980,306 shares of common stock were outstanding as of December 31, 2006. Except as described below, our common stock has no preemptive rights or other rights to subscribe for additional common stock, and no rights of redemption, conversion or exchange. In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of two million shares of preferred stock, $0.01 par value per share, in one or more series and to fix or alter the designations, rights, preferences and any qualifications, limitations or restrictions of the shares of each of these series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control or decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock. As of December 31, 2006, we had 40,000 shares of perpetual Series A Preferred Stock issued and outstanding with a $0.01 par value per share and a liquidation preference of $1,000 per share.

As described under “Description of Depositary Shares,” we may, at our option, elect to offer depositary shares evidenced by depositary receipts, each representing a fractional interest (to be specified in the prospectus supplement relating to the particular series of the preferred stock) in a share or an interest (to be specified in the prospectus supplement relating to the particular series of the preferred stock) in multiple shares of the particular series of the preferred stock issued and deposited with a preferred stock depositary.

Warrants

Friedman, Billings, Ramsey & Co., Inc. holds an outstanding warrant to purchase 46,133 shares of our common stock at $8.50 per share.

Issuance of Shares

Subject to our by-laws and Delaware law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Change of Control Related Provisions in our Certificate of Incorporation and By-Laws, and Delaware Law

A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws and the laws of the State of Delaware deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws that might be deemed to have an anti-takeover effect. These provisions may have the effect of discouraging a future takeover attempt that is not approved by our board of directors but which individual stockholders might consider favorable. The following description of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws and selected provisions of the Delaware General Corporation Law are necessarily general and we refer you in each case to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to our registration statement, and to the provisions of those laws.

Classified Board of Directors; Removal of Directors; Filling of Vacancies

Our board of directors is divided into three classes, as nearly equal in number as possible. After their initial term, directors in each class will serve for a term of three years. The classes serve staggered terms, such that the term of one class of directors expires each year. As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure.

Our by-laws provide that the stockholders may not remove directors except for cause by a vote of a majority of the voting power of the shares entitled to vote in an election of directors. A majority of the board of directors then in office can also remove directors for cause. This may have the effect of slowing or impeding a change in membership of our board of directors that would effect a change of control.

Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from the removal of a director for cause, may be filled by the vote of a majority of the directors then in office, although less than a quorum. If the vacancy is not so filled, it shall be filled by the stockholders at the next annual meeting of stockholders. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

Our board of directors has the power to increase the number of directors up to a maximum of 13 directors and any vacancies created by such increase may be filled by the vote of a majority of the directors then in office, although less than a quorum. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

Power to Call Special Meetings of Stockholders; Advance Notice Provisions for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent

Our by-laws provide that, unless otherwise required by law, special meetings of stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer, the president or by the board of directors pursuant to a resolution passed by a majority of the entire board of directors. Stockholders are not entitled to call special meetings. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management or to accomplish transactions that stockholders may otherwise deem to be in their best interest.

Our by-laws require stockholders to provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. In the case of an annual meeting, notice is timely in the following circumstances:

•       If we provided a notice of annual meeting of stockholders in the previous year, then a stockholder’s notice must be delivered to or mailed to and received at our principal executive offices not less than

90 nor more than 120 days before the first anniversary of the date of the prior year’s annual meeting and in any event at least 45 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting.

•       If no proxy materials were mailed by us in connection with the preceding year’s annual meeting, or if we have changed the date of the meeting to be more than 30 calendar days earlier or 70 calendar days after the anniversary for the prior meeting, different notice provisions apply. In these instances, we must receive notice from the stockholder no later than 90 days before the annual meeting or within 10 days following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first, and not earlier than 120 days before the annual meeting.

In the case of a special meeting of stockholders, the only business that may be brought before a special meeting is that set forth in the notice of the meeting given by the company. The by-laws also specify the form and content of a stockholder’s notice.

In addition, under the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, action may not be taken by written consent of stockholders; rather, any action taken by the stockholders must be effected at a duly called meeting.

These provisions may make it more difficult for stockholders to place a proposal or nomination on the meeting agenda and therefore may reduce the likelihood that stockholders will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation.

Our certificate of incorporation requires the affirmative vote of at least 75% of the total voting power of the outstanding shares entitled to vote at an election of directors to amend or repeal the provisions of the certificate of incorporation with respect to:

•       the election of directors;

•       provisions relating to the liability of our directors;

•       the provisions of our certificate of incorporation with respect to amendments to our certificate of incorporation; and

•       any provisions inconsistent with such provisions.

Delaware Corporate Law Anti-Takeover Provisions

Pursuant to Section 203 of the Delaware General Corporation Law, with certain exceptions, a publicly-held Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that such person became an interested stockholder unless:

•       the transaction that results in a person’s becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•       upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

•       on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

•       the owner of 15% or more of the outstanding voting stock of the corporation; or

•       an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or by-laws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our amended and restated certificate of incorporation does not exclude us from the restrictions imposed under Section 203.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors or management. It is further possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TWGP.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York.

DESCRIPTION OF DEPOSITARY SHARES

The descriptions below and in any prospectus supplement of certain provisions of the deposit agreement and depositary receipts summarize the material terms of these documents. Because these summaries are not complete, you should refer to the form of deposit agreement and form of depositary receipts relating to each series of the preferred stock.

General

We may, at our option, elect to have shares or fractional shares of preferred stock be represented by depositary shares. We will deposit the shares of any series of preferred stock underlying the depositary shares under a separate deposit agreement (which we refer to as a “deposit agreement”) between us and a bank or trust company selected by us (which we refer to as the “preferred stock depositary”). We will include the name and address of the preferred stock depositary for any depositary shares in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by that depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Each depositary share will represent the applicable interest in a number of shares of a particular series of preferred stock described in the applicable prospectus supplement.

A holder of depositary shares will be entitled to receive the number of whole shares or fractional shares of preferred stock underlying the holder’s depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the whole number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder the number of whole shares of preferred stock to be withdrawn, together with a new depositary receipt evidencing the excess number of depositary shares.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions on the preferred stock to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by the holders.

If we distribute property other than cash with respect to the preferred stock, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution. In this event, the preferred stock depositary may, with our approval, adopt any method it deems equitable and practicable for the purpose of effecting the distribution, including a public or private sale of the property and distribution of the net proceeds from the sale to the record holders of the depositary receipts.

The amount so distributed in any of the circumstances described above will be reduced by any amount required to be withheld by us or the preferred stock depositary on account of taxes.

Conversion and Exchange

We will describe any terms relating to the conversion or exchange of any series of preferred stock underlying the depositary shares in the applicable prospectus supplement. If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange, each record holder of depositary shares will have the right or obligation to convert or exchange the depositary shares pursuant to the terms thereof.

Redemption of Depositary Shares

If preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary as a result of the redemption, in whole or in part, of the preferred stock held by the preferred stock depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares or fractional shares of preferred stock underlying that depositary share. Whenever we redeem preferred stock from the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately as we may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, other than the right to receive the redemption price upon redemption. Any funds deposited by us with the preferred stock depositary for any depositary shares which the holders fail to redeem shall be returned to us after a period of two years from the date the funds are deposited.

Voting

Upon receipt of notice of any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the number of shares or fractional shares of preferred stock underlying that holder’s depositary shares. The preferred stock depositary will endeavor, as far as practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with those instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the preferred stock to the extent it does not receive specific written instructions from holders of depositary receipts representing the preferred stock.

Record Date

Whenever:

•       any cash dividend or other cash distribution becomes payable, any distribution other than cash is made or any rights, preferences or privileges are offered with respect to the preferred stock;

•       the preferred stock depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice; or

•       the preferred stock depositary receives notice of the mandatory conversion of or any election on our part to call any preferred stock for redemption,

the preferred stock depositary shall in each case fix a record date (which shall be the same as the record date for the preferred stock) for the determination of the holders of depositary receipts:

•       who shall be entitled to receive the dividend, distribution, rights, preferences or privileges or the net proceeds of their sale;

•       who shall be entitled to give instructions for the exercise of voting rights at any meeting; or

•       who shall be entitled to receive notice of the meeting or of the redemption or conversion, subject to the provisions of the deposit agreement.

Amendment and Termination of the Deposit Agreement

We and the preferred stock depositary may amend the form of depositary receipt and any provision of the deposit agreement at any time. However, unless the applicable prospectus supplement states otherwise, any amendment which imposes or increases any fees, taxes or other charges payable by the holders of depositary receipts (other than taxes and other governmental charges, fees and other expenses payable by the holders as described below under “Charges of Preferred Stock Depositary”), or which otherwise prejudices any substantial existing right of holders of depositary receipts, will not take effect as to outstanding depositary receipts until the expiration of 90 days after notice of the amendment has been mailed to the record holders of outstanding depositary receipts.

Charges of Preferred Stock Depositary

Except for taxes, transfer taxes, governmental charges and any other charges that are expressly provided in the deposit agreement to be at the expense of holders of depositary receipts or persons depositing preferred stock, we will pay all charges of the preferred stock depositary including charges in connection with:

•       the initial deposit of the preferred stock;

•       the initial issuance of the depositary receipts;

•       the distribution of information to the holders of depositary receipts with respect to matters on which preferred stock is entitled to vote;

•       withdrawals of the preferred stock by the holders of depositary receipts; and

•       redemption or conversion of the preferred stock.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus, which consist of warrants to purchase common stock, preferred stock or depositary shares in one or more series. Warrants may be offered independently or together with common stock, preferred stock or depositary shares offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

We will issue the warrants under a warrant agreement which we will enter into with a warrant agent to be selected by us. We have filed forms of the warrant agreements for each type of warrant we may offer under this prospectus as exhibits to the registration statement of which this prospectus is a part. We use the term “warrant agreement” to refer to any of these warrant agreements. We use the term “warrant agent” to refer to the warrant agent under any of these warrant agreements. The warrant agent will act solely as an agent of ours in connection with the warrants and will not act as an agent for the holders or beneficial owners of the warrants.

The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

General

We will describe in the applicable prospectus supplement the terms relating to a series of warrants. The prospectus supplement will describe the following terms, to the extent applicable:

•       the offering price and the aggregate number of warrants offered;

•       the total number of shares that can be purchased if a holder of the warrants exercises them including, if applicable, any provisions for changes to or adjustments in the exercise price or in the securities or other property receivable upon exercise;

•       the designation and terms of any series of preferred stock with which the warrants are being offered;

•       the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock;

•       the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

•       the date on which the right to exercise the warrants begins and the date on which that right expires;

•       federal income tax consequences of holding or exercising the warrants; and

•       any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

Warrants for the purchase of shares of common stock, preferred stock or depositary shares will be in registered form only.

A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any warrants to purchase shares of common stock, preferred stock or depositary shares are exercised, holders of the warrants will not have any rights of holders of the underlying common stock, preferred stock or depositary shares, including any rights to receive dividends or to exercise any voting rights, except to the extent set forth under “—Warrant Adjustments” below.

Exercise of Warrants

Each holder of a warrant is entitled to purchase such number of shares of common stock, preferred stock or depositary shares at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised warrants will become void.

A holder of warrants may exercise them by following the general procedure outlined below:

•       delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•       properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•       delivering the warrant certificate representing the warrants to the warrant agent.

If the holder complies with the procedures described above, such holder’s warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price, subject to the transfer books for the securities issuable upon exercise of the warrant not being closed on such date. After the holder has completed those procedures and subject to the foregoing, we will, as soon as practicable, issue and deliver to such holder the common stock or preferred stock that such holder purchased upon exercise. If a holder exercises fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to such holder for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to the Warrant Agreements

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement, or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not harm the interests of the holders of the warrants.

Warrant Adjustments

Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a warrant will be adjusted proportionately if we subdivide or combine our common stock or preferred stock, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without receiving payment therefor:

•       issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

•       pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

•       issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

•       issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock, preferred stock or depositary shares, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

Except as stated above, the exercise price and number of securities covered by a common stock warrant or preferred stock warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

Holders of common stock warrants and preferred stock warrants may have additional rights under the following circumstances:

•       certain reclassifications, capital reorganizations or changes of the common stock or preferred stock, as applicable;

•       certain share exchanges, mergers, or similar transactions involving us and which result in changes of the common stock or preferred stock, as applicable; or

•       certain sales or dispositions to another entity of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock, preferred stock or depositary shares are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants or preferred stock warrants then outstanding, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell the securities separately or together:

•       through one or more underwriters or dealers in a public offering and sale by them;

•       directly to investors; or

•       through agents.

We may sell the securities from time to time:

•       in one or more transactions at a fixed price or prices, which may be changed from time to time;

•       at market prices prevailing at the times of sale;

•       at prices related to such prevailing market prices; or

•       at negotiated prices.

We will describe the method of distribution of the securities and the terms of the offering in the prospectus supplement.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. In no event will the aggregate discounts, concessions and commissions to any underwriters, dealers or agents exceed eight percent of the gross proceeds. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of our common stock are quoted on the Nasdaq Global Select Market. Unless otherwise specified in the related prospectus supplement, all securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriter may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We may apply to list any series of preferred stock or warrants on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

Any underwriter may engage in overallotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities.

Underwriters, dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Tower and its subsidiaries included in this prospectus have been audited by Johnson Lambert & Co. LLP, independent registered public accountants, as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

2,704,000 Shares

Common Stock

January 22, 2007

FRIEDMAN BILLINGS RAMSEY
COCHRAN CARONIA WALLER
KEEFE, BRUYETTE & WOODS
KEYBANC CAPITAL MARKETS